UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 1, 2022 (January 31, 2022)

ANGEL POND HOLDINGS CORPORATION

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40382	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

950 Third Avenue, 25th Floor New York, NY	10022
(Address of principal executive offices)	(Zip Code)

(212) 878-3702

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	POND.U	New York Stock Exchange
Class A ordinary share, par value $0.0001 per share	POND	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	POND WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

Business Combination

Angel Pond Holdings Corporation is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (“APHC”). On January 31, 2022, APHC entered into a Business Combination Agreement (the “Merger Agreement”) by and between APHC, Mangomill plc, a public limited company incorporated in Ireland (“Irish Holdco”), Meridian MergerSub Inc., a Cayman Islands exempted company and a wholly owned subsidiary of Irish Holdco (“Merger Sub”), and MariaDB Corporation Ab, a Finnish private limited liability company (“MariaDB”).

Pursuant to the Merger Agreement, (i) Merger Sub will merge with and into APHC with APHC being the surviving entity (the “Domestication Merger”) and (ii) MariaDB will merge with and into Irish Holdco with Irish Holdco continuing as the surviving entity (the “Merger”). Following the Merger, Angel Pond will be liquidated (the “Liquidation,” and together with the Merger, the Domestication Merger and the other transactions contemplated by the Merger Agreement, the “Business Combination”). In connection with the Business Combination, Irish Holdco will change its name to “MariaDB plc”.

As a result of the Domestication Merger, each issued and outstanding Class A ordinary share and Class B ordinary share of APHC will convert into the right to receive one ordinary share of Irish Holdco (“Irish Holdco Ordinary Shares”), and each issued and outstanding warrant to purchase Class A ordinary shares of APHC will be exercisable by its terms to purchase an equal number of Irish Holdco Ordinary Shares.

Conversion of Securities of MariaDB

The aggregate share consideration to be distributed to holders of MariaDB securities at the effective time of the Merger (the “Effective Time”) is 62,256,428 Irish Holdco Ordinary Shares. At the Effective Time, and without any action on the part of any party or holder of any of its securities:

(a)

each MariaDB ordinary share (“MariaDB Ordinary Share”) issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive a number of Irish Holdco Ordinary Shares equal to the Exchange Ratio (as defined in the Merger Agreement); and

(b)

each equity award that is issued and outstanding under MariaDB’s equity incentive plans (each, a “Company Equity Award”) as of immediately prior to the Effective Time shall be automatically converted into an equity award to be settled in Irish Holdco Ordinary Shares on the same terms and conditions as were applicable to such Company Equity Award immediately prior to the Effective Time, equal to the product of the number of MariaDB Ordinary Shares subject to such Company Equity Award and the Exchange Ratio, at an exercise price per share equal to the exercise price per share of such Company Equity Award divided by the Exchange Ratio.

Conditions to Closing

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) the APHC Available Cash (as defined in the Merger Agreement) shall not be less than $100,000,000, (ii) approval of the Business Combination by the respective shareholders of APHC and MariaDB, (iii) the consummation of a private placement pursuant to the Subscription Agreements (as defined below) for an aggregate purchase price of $18,200,000 (the “PIPE Investment”), (iii) the sum of cash in the Trust Account (after giving effect to the APHC Share Redemptions but without giving effect to the payment of transaction expenses) and any Additional PIPE Investment Amount (as defined in the Merger Agreement) shall be at least $15,000,000, (iv) effectiveness of the registration statement on Form S-4 to be filed by Irish Holdco in connection with the Business Combination, (v) receipt of applicable regulatory approvals, (v) receipt of conditional approval for listing on the New York Stock Exchange the Irish Holdco Ordinary Shares, and (vi) the absence of any applicable law or order restraining, prohibiting or imposing any condition on the consummation of the closing of the Business Combination (the “Closing”).

Covenants, Representations and Warranties

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) the parties to not solicit or enter into any agreements for certain alternative transactions, (iii) MariaDB to prepare and deliver certain annual and interim financial statements, (iv) the parties to prepare and Irish Holdco to file a registration statement on Form S-4 and take certain other actions to obtain the requisite approval of the APHC shareholders of certain proposals regarding the Business Combination and the requisite approval of the MariaDB shareholders of the Business Combination, and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies. The Merger Agreement also contains customary representations and warranties by the parties that do not survive the Closing.

Termination

The Merger Agreement may be terminated in certain circumstances prior to the Closing (i) by mutual written consent of APHC and MariaDB, (ii) by either APHC or MariaDB (a) if any applicable law is in effect making the consummation of the Business Combination illegal or any final, non-appealable order is in effect permanently preventing the consummation of the Business Combination, (b) in the event of certain uncured breaches by the other party, (c) if the required vote is not obtained at the meeting of the APHC shareholders or the meeting of MariaDB shareholders, or (d) if the Closing has not occurred by December 31, 2022, and (iii) by the Company, if the APHC Board shall have made an APHC Change in Recommendation.

Certain Related Agreements

Subscription Agreements

Concurrently with the execution of the Merger Agreement, APHC and Irish Holdco entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to purchase an aggregate number of Irish Holdco Ordinary Shares (the “Subscribed Shares”) for $9.50 per share in the PIPE Investment, for an aggregate purchase price equal to $18,200,000.

The Subscription Agreements for the PIPE Investors provide for certain registration rights. In particular, Irish Holdco is required to, within 30 business days after the Closing, submit to or file with the SEC a registration statement registering the resale of such shares. Additionally, APHC is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the 60th calendar day following the filing date thereof (the “Effectiveness Deadline”), provided the Effectiveness Deadline shall be extended to the 120th calendar day following the filing date thereof if the registration statement is reviewed by, and comments thereto are provided from, the SEC, and APHC will use commercially reasonable efforts to have the registration statement declared effective within ten days of receipt of a SEC notice that the registration statement will not be “reviewed.” APHC must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (i) two years from the date of issuance of the Subscribed Shares, (ii) the date on which all of the Subscribed Shares shall have been sold, or (iii) on the first date on which the undersigned can sell all of its Subscribed Shares (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold.

The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (a) such date and time as the Merger Agreement is terminated in accordance with its terms; (b) the mutual written agreement of the parties to such Subscription Agreement; (c) if any of the conditions to closing set forth in such Subscription Agreement are not satisfied on or prior to the Closing and, as a result thereof, the transactions contemplated by the Subscription Agreement fail to occur; and (d) if the transactions contemplated by the Subscription Agreement are not consummated on or prior to June 30, 2023.

Shareholder Support Agreements

Concurrently with the execution of the Merger Agreement, APHC also entered into shareholder support agreements (the “Shareholder Support Agreements”) with certain shareholders of MariaDB. Under the Shareholder Support Agreements, such MariaDB shareholders agreed to, among other things, support and vote all of their MariaDB shares in favor of the Business Combination.

The foregoing description of the Merger Agreement, the Subscription Agreements, and the Shareholder Support Agreements, and the transactions and documents contemplated thereby, is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, Form of Subscription Agreement, and Form of Shareholder Support Agreement, copies of which are filed with this Current Report on Form 8-K (this “Current Report”) as Exhibit 2.1, Exhibit 10.1, and Exhibit 10.2, respectively, and the terms of which are incorporated by reference herein.

The Merger Agreement, Form of Subscription Agreement, and Form of Shareholder Support Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about APHC or its affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, Form of Subscription Agreement, or Form of Shareholder Support Agreement and the other documents related thereto were made only for purposes of such agreements as of the specific dates therein, were solely for the benefit of the parties to such agreements, may be subject to limitations agreed upon by the parties to such agreements, including being qualified for the purposes of allocating contractual risk between the parties to such agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties thereto that differ from those applicable to investors. Investors are not third-party beneficiaries under these agreements and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of such agreements which subsequent information may or may not be fully reflected in APHC’s public disclosures.

Lock-Up Agreements

In connection with the proposed transactions, Irish Holdco, certain shareholders of MariaDB and certain APHC shareholders, will enter into a Lock-Up Agreement (the “Lock-Up Agreement”), pursuant to which, subject to certain exceptions, such holders will agree that they will not sell or otherwise transfer the Irish Holdco Ordinary Shares received pursuant to the transactions contemplated by the Merger Agreement for a period of 180 days after the Closing. The Lock-Up Agreement as it relates to Angel Pond Partners LLC, the sponsor of APHC, will supersede the obligations of the sponsor under the Letter Agreement entered into by the sponsor in connection with APHC’s initial public offering in May 2021.

The foregoing description of the Lock-Up Agreement is not complete and is subject to and qualified in its entirety by reference to the Lock-Up Agreement, a copy of which is filed with this Current Report as Exhibit 10.3, and the terms of which are incorporated by reference herein.

Registration Rights Agreement

In connection with the proposed transactions, Irish Holdco, certain equity holders of the Company and certain APHC shareholders, will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, Irish Holdco will be required to file, within 30 days after the Closing, a registration statement to register the resale of certain securities of Irish Holdco held by such Company and APHC shareholders, who will also have customary demand and “piggyback” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Registration Rights Agreement is not complete and is subject to and qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed with this Current Report as Exhibit 10.4, and the terms of which are incorporated by reference herein.

Item 3.02	Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report with respect to the PIPE Investment is incorporated by reference in this Item 3.02. The Irish Holdco Ordinary Shares to be issued in connection with the PIPE Investment will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Item 7.01	Regulation FD Disclosure

On February 1, 2022, APHC and MariaDB issued a joint press release (the “Press Release”) announcing the execution of the Merger Agreement. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached hereto as Exhibit 99.2 and incorporated by reference herein is the investor presentation dated February 1, 2022, prepared for use by APHC in meetings with certain of its shareholders as well as other persons with respect to the Business Combination.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2 is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of APHC under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Forward-Looking Statements Legend

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act and the Exchange Act. Statements that are not historical facts, including statements about the pending Business Combination, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the Business Combination, including the anticipated cash available at Closing; the anticipated use of cash and cash equivalents; the benefits of the proposed Business Combination; integration plans; the combined company’s projected financial information and anticipated future financial condition and results of operations; MariaDB’s business strategy, estimated total addressable market, commercial operating plans, product development plans; and the expected timing of the transactions related to the Business Combination. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

These forward-looking statements are subject to a number of risks and uncertainties, including the risks that: MariaDB, an early stage company, has a history of losses and its future profitability is uncertain; potential customers may withdraw from negotiations and indications of interest with MariaDB; MariaDB may fail to manage growth effectively; MariaDB’s indebtedness or potential indebtedness could increase its vulnerability to adverse economic and industry conditions, limit its ability to obtain additional financing, require the dedication of a substantial portion of its cash flow from operations to service its indebtedness, limit its flexibility in planning for, or reacting to, changes in its business and place MariaDB at a competitive disadvantage; MariaDB could lose one or more of its significant customers; MariaDB may lose market share to, or fail to gain market share from, its competitors; MariaDB may be unable to fund and make investments in developing intellectual property and other proprietary information to improve and scale its technological processes; MariaDB may have to defend against claims of intellectual property infringement; MariaDB’s information technology systems may fail as MariaDB’s business grows; MariaDB’s may fail to retain key personnel or attract additional highly skilled employees; MariaDB and APHC may be unable to successfully or timely consummate the Business Combination, including as a result of any regulatory approvals that are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the parties or the expected benefits of the Business Combination or if approval by the shareholders of APHC or MariaDB is not obtained; and the Business Combination may not result in the anticipated benefits; as well as the risks discussed in APHC’s final prospectus dated May 19, 2021 under the heading “Risk Factors,” and other documents APHC has filed, or will file, with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. If any of these risks materialize or underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither APHC nor MariaDB presently know, or that APHC or MariaDB currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect APHC’s and MariaDB’s expectations, plans, or forecasts of future events and views as of the date of this Current Report on Form 8-K. APHC and MariaDB anticipate that subsequent events and developments will cause APHC’s and MariaDB’s assessments to change. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and APHC, MariaDB and their affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

A full description of the terms of the Merger Agreement and the Business Combination will be provided in a registration statement on Form S-4 (the “Registration Statement”) to be filed with the SEC by APHC and Irish Holdco that will include a prospectus with respect to Irish Holdco’s securities to be issued in connection with the Business Combination and a proxy statement with respect to the shareholder meeting of APHC to vote on matters related to the Business Combination. APHC urges its investors, shareholders and other interested persons to read, when available, the Registration Statement as well as other documents filed with the SEC because these documents will contain important information about APHC, MariaDB and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to shareholders of APHC as of a record date to be established for voting on the proposed Business Combination. Once available, shareholders will also be able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to Angel Pond Holdings Corporation, 950 Third Avenue, 25th Floor, New York, NY 10022, attention Theodore Wang. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

APHC, MariaDB and their respective directors and officers may be deemed to be participants in the solicitation of proxies from APHC’s shareholders in connection with the proposed Business Combination. Information about APHC’s directors and executive officers and their ownership of APHC’s securities is set forth in APHC’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination may be obtained by reading the Registration Statement when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of APHC, Irish Holdco or MariaDB, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description of Exhibits

2.1	Business Combination Agreement, dated as of January 31, 2022.*

10.1	Form of Subscription Agreement.

10.2	Form of Shareholder Support Agreement.

10.3	Form of Lock-up Agreement.

10.4	Form of Registration Rights Agreement.

99.1	Joint Press Release, dated as of February 1, 2022.

99.2	Investor Presentation, dated as of February 1, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Exhibits and schedules have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K and will be furnished to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Angel Pond Holdings Corporation

Date: February 1, 2022	By:	/s/ Theodore T. Wang
	Name:	Theodore T. Wang
	Title:	Chief Executive Officer

Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

by and among

ANGEL POND HOLDINGS CORPORATION,

MANGOMILL PLC,

MERIDIAN MERGERSUB INC.,

and

MARIADB CORPORATION AB

DATED AS OF JANUARY 31, 2022

i

3.20	Anti-Money Laundering Compliance	62
3.21	Affiliate Transactions	62
3.22	Compliance with Applicable Sanctions and Embargo Laws	62
3.23	Environmental Matters	63
3.24	Foreign Direct Investment Monitoring	64
3.25	Investigation; No Other Representations	64

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF APHC		64

4.1	Organization; Authority; Enforceability	65
4.2	Capitalization	65
4.3	Brokers	66
4.4	Trust Account	67
4.5	APHC SEC Documents; Controls; Undisclosed Liabilities	67
4.6	Information Supplied	69
4.7	Litigation	69
4.8	Listing	69
4.9	Investment Company	70
4.10	Noncontravention	70
4.11	Business Activities; Absence of Certain Developments	70
4.12	Tax Matters	71
4.13	Affiliate Transactions	73
4.14	Compliance with Laws	73
4.15	Investigation; No Other Representations	73

ARTICLE V REPRESENTATIONS AND WARRANTIES OF IRISH HOLDCO AND MERGER SUB		74

5.1	Organization; Authority; Enforceability	74
5.2	Capitalization	75
5.3	Information Supplied	76
5.4	Brokers	76
5.5	Litigation	77
5.6	Noncontravention	77
5.7	Business Activities	77
5.8	Affiliate Transactions	77
5.9	Compliance with Laws	77
5.10	Investigation; No Other Representations	78

ARTICLE VI INTERIM OPERATING COVENANTS		78

6.1	Interim Operating Covenants of the Company	78
6.2	Interim Operating Covenants of APHC	82
6.3	Interim Operating Covenants of Irish Holdco and Merger Sub	84

ARTICLE VII PRE-CLOSING AGREEMENTS		86

7.1	Reasonable Best Efforts; Further Assurances	86
7.2	Trust & Closing Funding	86
7.3	Listing	87
7.4	Confidential Information	87
7.5	Access to Information	87

7.6	Regulatory Approvals; Efforts	88
7.7	Communications; Press Releases	89
7.8	Registration Statement	89
7.9	APHC Shareholder Meeting; Board Recommendation	91
7.10	Expenses	93
7.11	Directors and Officers	93
7.12	Equity Financing; Cooperation	94
7.13	APHC Transactions	94
7.14	Exclusivity	95
7.15	Tax Matters	95
7.16	Additional Agreements	97
7.17	Company Shareholder Approval	97
7.18	Preparation and Delivery of Financial Statements	97
7.19	Merger Process	98
7.20	Transaction Litigation	98
7.21	Affiliate Agreements	98
7.22	Section 16 Matters	98
7.23	Director and Officer Appointments	99
7.24	Section 280G	99
7.25	Transaction Expenses	100
7.26	Insider Letter	100
7.27	LTIP	100

ARTICLE VIII CONDITIONS TO CLOSING		101

8.1	Conditions to the Obligations of the Parties	101
8.2	Company Closing Deliveries	104
8.3	APHC Closing Deliveries	104
8.4	Irish Holdco and Merger Sub Closing Deliveries	104

ARTICLE IX TERMINATION		104

9.1	Termination	104
9.2	Effect of Termination	105

ARTICLE X MISCELLANEOUS		106

10.1	Amendment and Waiver	106
10.2	Survival	106
10.3	Notices	106
10.4	Assignment	107
10.5	Severability	107
10.6	Interpretation	107
10.7	Entire Agreement	108
10.8	Counterparts; Electronic Delivery	109
10.9	Governing Law; Waiver of Jury Trial; Jurisdiction	109
10.10	Trust Account Waiver	109
10.11	Specific Performance	110
10.12	No Third-Party Beneficiaries	111
10.13	Disclosure Letters and Exhibits	111

10.14	No Recourse	112
10.15	Equitable Adjustments	113

EXHIBITS

Exhibit A:	Shareholder Support Agreement
Exhibit B:	Registration Rights Agreement
Exhibit C:	Lock Up Agreement
Exhibit D:	Amended Irish Holdco Memorandum and Articles of Association

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of January 31, 2022 by and among (i) Angel Pond Holdings Corporation, a Cayman Islands exempted company (“APHC”), (ii) MariaDB Corporation Ab, a Finnish private limited liability company with business identity code 2344661-1 (the “Company”), (iii) Mangomill plc, a public limited company incorporated in Ireland with registered number 606330 (“Irish Holdco”), and (iv) Meridian MergerSub Inc., a Cayman Islands exempted company and a wholly owned subsidiary of Irish Holdco (“Merger Sub”). APHC, Irish Holdco, Merger Sub and the Company shall be referred to herein from time to time, individually as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, APHC is a blank check company incorporated for the purpose of effectuating a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, Irish Holdco is a party to this Agreement for the purpose of amalgamating APHC and the Company through the Domestication Merger, the Merger and the Liquidation (each as defined below);

WHEREAS, Merger Sub is a newly formed wholly owned subsidiary of Irish Holdco that, prior to the Closing, will merge with and into APHC through the Domestication Merger, with APHC being the surviving entity of the Domestication Merger and the APHC Shareholders (as defined below) will receive shares of capital in Irish Holdco as consideration in the Domestication Merger;

WHEREAS, subject to the terms and conditions of this Agreement and pursuant to Chapter 16, Section 19 of the Finnish Companies Act and the Irish Merger Regulations, at the Closing and after the Domestication Merger, the Company will merge with and into Irish Holdco by way of a cross-border merger (the “Merger”) and by virtue of the Merger, Irish Holdco will acquire all the assets and liabilities of the Company and the Company will be dissolved without going into liquidation in exchange for the issue to the shareholders of the Company of shares in the capital of Irish Holdco as merger consideration with Irish Holdco continuing as the surviving entity following the Merger;

WHEREAS, as soon as is reasonably practicable following the Merger, APHC will be entered into liquidation (the “Liquidation”) pursuant to which APHC shall be liquidated and all assets (if any) transferred to Irish Holdco;

WHEREAS, concurrently with the execution of this Agreement, APHC and Irish Holdco are entering into Subscription Agreements with the PIPE Investors pursuant to which, among other things, the PIPE Investors have agreed to subscribe for and purchase, and Irish Holdco has agreed to issue and sell to the PIPE Investors, an aggregate number of Irish Holdco Ordinary Shares as set forth in the Subscription Agreements in exchange for an aggregate purchase price of $18,200,000 (the “Initial PIPE Investment Amount”) on the Closing Date, on the terms and subject to the conditions set forth therein (such issuance and sale, the “Initial PIPE Investment”);

WHEREAS, for U.S. federal income tax purposes, the Parties intend that (a) the Merger will qualify as a “reorganization” under Section 368(a) of the Code (the “Intended Tax Treatment”) and (b) this Agreement is intended to constitute and hereby is adopted as a “plan of reorganization” with respect to the Merger within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder;

WHEREAS, concurrently with the execution of this Agreement, each shareholder of the Company listed on Schedule 1.1(a) attached hereto (collectively, the “Supporting Company Holders”) has duly executed and delivered to APHC a transaction support agreement in the form attached hereto as Exhibit A or in such other form as may be acceptable to APHC (the “Shareholder Support Agreements”), pursuant to which each Supporting Company Holder has agreed to, among other things, support and vote all of their Company Shares in favor of this Agreement, the Ancillary Agreements to which the Company is or will be a party and the Transactions;

WHEREAS, in connection with the Closing, Irish Holdco, the Sponsor and certain shareholders of the Company listed on Schedule 1.1(b) will enter into a Registration Rights Agreement substantially in the form attached hereto as Exhibit B (the “Registration Rights Agreement”);

WHEREAS, concurrently with the execution of this Agreement, Irish Holdco, the Sponsor, and the Supporting Company Holders have entered into a Lock-up Agreement substantially in the form attached hereto as Exhibit C (the “Lock-up Agreement”), to be effective upon the Closing;

WHEREAS, the APHC Board has unanimously (a) determined that this Agreement and the Transactions are fair to, and in the best interests of, APHC and has approved and adopted, among other things, this Agreement and the Ancillary Agreements to which APHC is or will be a party, and declared their advisability and approved the Transactions, and (b) has recommended, among other things, the approval and adoption of this Agreement and the Transactions, by the APHC Shareholders entitled to vote thereon;

WHEREAS, the Company Board has unanimously (a) determined that this Agreement and the Transactions are fair to, and in the best interests of, the Company and its shareholders and has approved and adopted, as applicable, among other things, entering into this Agreement and the Ancillary Agreements to which the Company is or will be a party, and declared their advisability and approved the Transactions, and (b) has recommended, among other things, the approval and adoption of this Agreement and the Transactions, by the Company shareholders entitled to vote thereon;

WHEREAS, each of the Major Investors has given its consent to the Company entering into this Agreement;

WHEREAS, the Irish Holdco Board has unanimously (a) determined that this Agreement and the Transactions, are fair to, and in the best interests of, Irish Holdco and its sole shareholder and has approved and adopted, among other things, this Agreement and the Ancillary Agreements to which Irish Holdco is or will be a party, and declared their advisability and approved the Transactions, and (b) has recommended, among other things, the approval and adoption of this Agreement and the Transactions, by its sole shareholder; and

WHEREAS, the Merger Sub Board has unanimously (a) determined that this Agreement and the Transactions, are fair to, and in the best interests of, Merger Sub and has approved and adopted, among other things, this Agreement and the Ancillary Agreements to which Merger Sub is or will be a party, and declared their advisability and approved the Transactions, and (b) has recommended, among other things, the approval and adoption of this Agreement and the Transactions, by its sole shareholder.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and subject to the terms and conditions set forth in this Agreement, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. For purposes of this Agreement, capitalized terms used in this Agreement but not otherwise defined herein shall have the meanings set forth below.

“280G Approval” has the meaning set forth in Section 7.24.

“280G Waiver” has the meaning set forth in Section 7.24.

“Additional Company Investment” means any subscription by an investor for cash after the date of this Agreement, of securities of the Company, including ordinary shares, preferred securities or convertible notes, in each case as reasonably agreed to by the Parties.

“Additional Lockup Agreements” has the meaning set forth in Section 7.16.

“Additional PIPE Investment” means any subscription by PIPE Investors for cash after the date of this Agreement, of securities of Irish Holdco, as may be arranged by APHC on the terms set forth on Schedule 1.3 attached hereto.

“Additional PIPE Investment Amount” means the aggregate purchase price paid in connection with the Additional PIPE Investments.

“Additional Support Agreements” has the meaning set forth in Section 7.16.

“Adjusted Transaction Expenses” means, without duplication, the aggregate amount of the following costs, fees and expenses incurred by or on behalf of the Company Entities, APHC and Irish Holdco, in each case, at or prior to the Closing in connection with the review, negotiation, execution and consummation of this Agreement, the Ancillary Agreements and the

Transactions: (a) the fees and expenses of legal counsel, accountants and consultants (but not financial advisors, other than any financial advisor retained by APHC or Irish Holdco for purposes of delivering a fairness opinion in connection with the Transactions), including related due diligence costs, fees and expenses; (b) fees and expenses to perform audits including with respect to PCAOB standards and quality of earnings reports; (c) fees and expenses to prepare, file and finalize the Registration Statement, Proxy Statement and CDT (including any related experts reports), and any regulatory approvals or clearances required by the HSR Act or Finnish Act on the Monitoring of Foreign Corporate Acquisitions; (d) 40% of all costs, fees and expenses related to directors’ and officers’ liability insurance policies for the Company Entities and Irish Holdco; (e) all such costs, fees and expenses incurred by the Company (other than financial advisor or placement agent fees) in connection with the sale and issuance of the Company Series D Preferred Shares; (f) all costs, fees and expenses incurred by the Company in connection with any transaction-related bonuses and implementing public company governance and reporting infrastructure (in an amount under this subsection (f) not to exceed $1,500,000 in the aggregate); (g) notwithstanding (e) above, the fees and expenses of J.P. Morgan Securities LLC and Angel Pond Capital, LLC as placement agents for the PIPE Investment and the sale and issuance of the Company Series D Preferred Shares; (h) the Deferred Discount, and (i) all such other costs, fees and expenses payable in connection with or otherwise triggered by the Transactions (in an amount under this subsection (i) not to exceed $1,000,000 in the aggregate). Notwithstanding the foregoing the fees and expenses incurred or accrued by the Company prior to September 14, 2021 with respect to United States legal counsel shall not comprise Adjusted Transaction Expenses.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise.

“Aggregate Incremental Value Shares” means the aggregate number of Irish Holdco Ordinary Shares calculated in accordance with Schedule 1.2.

“Aggregate Share Consideration” means (a) 62,256,428 Irish Holdco Ordinary Shares, plus (b) a number of Irish Holdco Ordinary Shares equal to the Aggregate Incremental Value Shares.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Target” has the meaning set forth in Section 7.14(b).

“Amended Irish Holdco Memorandum and Articles of Association” means the amended Memorandum and Articles of Association of Irish Holdco following the Transactions and Closing in substantially the form attached hereto as Exhibit D.

“Ancillary Agreements” means the Subscription Agreements, the Shareholder Support Agreements, any Additional Support Agreements or Additional Lockup Agreements, the Registration Rights Agreement, the Lock-up Agreement, and each other agreement, instrument and certificate entered into by the Parties in connection with the Transactions and specifically contemplated by this Agreement and any and all exhibits and schedules thereto.

“Anti-Corruption Laws” means applicable Laws related to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and any other applicable Law that prohibits bribery, corruption or fraud.

“Anti-Money Laundering Laws” means applicable Laws related to money laundering, including the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended (also known as the Bank Secrecy Act), the U.S. Money Laundering Control Act of 1986, as amended, the U.K. Proceeds of Crime Act 2002, and any other applicable Law related to money laundering of any jurisdictions in which the Company Entities conduct business, including any anti-racketeering laws involving money laundering or bribery as a racketeering act.

“Antitrust Laws” has the meaning set forth in Section 7.6(c).

“APHC” has the meaning set forth in the Preamble.

“APHC A&R Memorandum and Articles” means the Amended and Restated Memorandum and Articles of Association of APHC, dated as of May 20, 2021, as in effect on the date of this Agreement.

“APHC Affiliated Transactions” has the meaning set forth in Section 4.13.

“APHC Available Cash” means an amount equal to the sum of (a) (i) the aggregate gross proceeds received by the Company in connection with (A) any issuance of the Company Series D Preferred Shares (including gross proceeds from the issuance of any securities of the Company convertible into or exchangeable for Company Series D Preferred Shares) and (B) any Additional Company Investment, plus (ii) the cash in the Trust Account (after giving effect to the APHC Share Redemptions but without giving effect to the payment of the Deferred Discount and Transaction Expenses), plus (iii) the aggregate gross proceeds received by Irish Holdco from the PIPE Investment, minus (b) the amount of Adjusted Transaction Expenses.

“APHC Board” means the board of directors of APHC.

“APHC Board Recommendation” has the meaning set forth in Section 7.9(b).

“APHC Business Exceptions” has the meaning set forth in Section 6.2(a).

“APHC Capital Stock” means (a) prior to the Domestication Merger, the APHC Class A Ordinary Shares and the APHC Class B Ordinary Shares and (b) following the Domestication Merger and prior to Closing, the Irish Holdco Ordinary Shares.

“APHC Change in Recommendation” has the meaning set forth in Section 7.9(b).

“APHC Class A Ordinary Shares” means, prior to the Domestication Merger, the Class A ordinary shares of APHC, par value one ten-thousandth of one dollar ($0.0001) per share.

“APHC Class B Ordinary Shares” means, prior to the Domestication Merger, the Class B ordinary shares of APHC, par value one ten-thousandth of one dollar ($0.0001) per share.

“APHC Closing Calculation Certificate” has the meaning set forth in Section 2.1(b)(i).

“APHC Competing Transaction” means any transaction involving, directly or indirectly, any merger or consolidation or similar business combination with or acquisition of, purchase of all or substantially all of the assets or equity of, or similar business combination with or other transaction that would constitute a Business Combination with or involving APHC and any Person, other than the Company Entities.

“APHC Disagreement Notice” has the meaning set forth in Section 2.1(b).

“APHC Disclosure Letter” means the Disclosure Letter delivered by APHC to the Company concurrently with the execution and delivery of this Agreement.

“APHC Executives” means Theodore T. Wang and Hanchen Jin.

“APHC Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization; Authority; Enforceability), Section 4.2 (Capitalization), Section 4.3 (Brokers), Section 4.4 (Trust Account) and Section 4.11(a) (Business Activities).

“APHC Governing Documents” means the Governing Documents of APHC, including the APHC A&R Memorandum and Articles.

“APHC Intervening Event Notice Period” has the meaning set forth in Section 7.9(b).

“APHC Material Adverse Effect” means any event, circumstance or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have, a material and adverse effect upon (a) the business, results of operations or financial condition of APHC or (b) the ability of APHC to perform its obligations hereunder and to consummate the Transactions on a timely basis; provided, however, that none of the following (or the effect of the following), alone or in combination, will constitute a APHC Material Adverse Effect, or will be considered in determining whether a APHC Material Adverse Effect has occurred or would reasonably be likely to occur: (i) the public announcement, pendency or consummation of the Transactions, including the negotiation and execution of this Agreement and the consummation of any APHC Share Redemptions or the PIPE Investment; (ii) changes in applicable Law or U.S. GAAP or IFRS (as applicable) or the official interpretation thereof or any application of any statute or any judgment, order, rule or regulation (including any pronouncement or guidance from the SEC) in accordance with market practice for special purpose acquisition companies at the time such application was made; (iii) changes that are the result of economic factors affecting the national, regional or world economy or financial markets; (iv) any change in the financial, banking, or securities markets; (v) any strike, embargo, labor disturbance, riot, protests, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire, other weather-related or meteorological event, epidemic, pandemic, or disease outbreaks (including COVID-19 and any necessary COVID-19 Measures) or other natural disaster or act of god; (vi) any national or international political conditions in or affecting any jurisdiction in which APHC conducts business; (vii) the engagement in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack; or (viii) any actions (A) required to be taken, or required not to be taken, pursuant to the express terms of this Agreement, (B) taken with the prior written consent of the Company or (C) taken by, or at the written request of, the Company; provided, however, that any event, circumstance or state of facts resulting from a matter described in any of the foregoing clauses (ii), (iii), (iv), (v), (vi), and (vii) may be taken into account in determining whether an APHC Material Adverse Effect has occurred or would reasonably be likely to occur to the extent (but only to the extent) that such event, circumstance or state of facts has or has had a disproportionate effect on APHC, relative to other special purpose acquisition companies.

“APHC Preference Shares” has the meaning set forth in Section 4.2(a).

“APHC Private Warrants” has the meaning set forth in Section 4.2(a).

“APHC Public Securities” has the meaning set forth in Section 4.8.

“APHC Public Warrants” has the meaning set forth in Section 4.2(a).

“APHC SEC Documents” has the meaning set forth in Section 4.5(a).

“APHC Share Redemption” means the election of an eligible holder of APHC Class A Ordinary Shares (as determined in accordance with the applicable APHC Governing Documents and the Trust Agreement) to redeem all or a portion of such holder’s APHC Class A Ordinary Shares, at the per-share price, payable in cash, equal to such holder’s pro rata share of the funds in the Trust Account (as determined in accordance with the applicable APHC Governing Documents and the Trust Agreement), by tendering such holder’s APHC Class A Ordinary Shares for redemption not later than 5:00 p.m. Eastern Time on the date that is two (2) Business Days prior to the date of the APHC Shareholder Meeting, provided, if any eligible holder validly withdraws any redemption request, any APHC Class A Ordinary Shares related to any such valid withdrawal shall not be deemed part of the APHC Share Redemption.

“APHC Shareholder Meeting” has the meaning set forth in Section 7.9(a).

“APHC Shareholder Voting Matters” means, collectively, (a) approval of this Agreement, the Ancillary Agreements, and the Transactions, (b) approval of the amendment and restatement of the APHC A&R Memorandum and Articles (including any changes required to enable conversion of the APHC securities as contemplated under the terms of this Agreement) and Articles and approval of the Amended Irish Holdco Memorandum and Articles of Association, (c) approval of the issuance of more than 20% of the issued and outstanding shares of Irish Holdco Ordinary Shares in connection with the Merger and the Transactions pursuant to NYSE requirements, (d) election of directors to the Irish Holdco Board in accordance with this Agreement, (e) approval of the LTIP, (f) approval of the change of the name of Irish Holdco to “MariaDB plc”, (g) approval of any adjournment of the APHC Shareholder Meeting in the event APHC does not receive the Required APHC Vote, and (h) any other proposals that are reasonably agreed between APHC and the Company to be required for the consummation of the Transactions that are submitted to, and require the vote of, the APHC Shareholders.

“APHC Shareholders” means, prior to the Domestication Merger, the holders of APHC Class A Ordinary Shares and APHC Class B Ordinary Shares, and such shareholders, following the Domestication Merger and prior to Closing, to become the holders of Irish Holdco Ordinary Shares.

“APHC Units” mean the units, each consisting of one APHC Class A Ordinary Share and one-third of one APHC Public Warrant.

“APHC Warrant Agreement” means that certain Warrant Agreement between APHC and Continental Stock Transfer & Trust Company, as warrant agent.

“APHC Warrants” has the meaning set forth in Section 4.2(a) and following the Domestication Merger, shall refer to the warrants to purchase Irish Holdco Ordinary Shares.

“APHC Working Capital Notes” means any promissory notes that are issued by APHC to the Sponsor to meet the working capital needs of APHC.

“Approval Requirement” has the meaning set forth in Section 7.26.

“Assets” has the meaning set forth in Section 3.18(a).

“Board Nominees” has the meaning set forth in Section 7.23.

“Business Combination” has the meaning ascribed to such term in the APHC A&R Memorandum and Articles.

“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in the State of New York, United States, or that is a public holiday in Ireland, Finland or Cayman Islands.

“CARES Act” means the CARES Act (Pub. L. 116-136 (2020)) and any similar applicable federal, state or local Law in response to COVID-19 pandemic and the associated economic downturn.

“Cayman Islands Company Act” has the meaning set forth in Section 2.2.

“CDTs” or “Common Draft Terms” means the proposed terms of the Merger, including schedules thereto, to be drawn up and adopted in accordance with the Cross Border Merger Laws, including the information required to be provided in a merger plan pursuant to the Chapter 16, Sections 22 of the Finnish Companies Act and a common draft terms pursuant to Regulation 5 of the Irish Merger Regulations.

“Closing” has the meaning set forth in Section 2.13.

“Closing Company Audited Financial Statements” has the meaning set forth in Section 7.18.

“Closing Date” has the meaning set forth in Section 2.13.

“Code” means the Internal Revenue Code of 1986, and any reference to any particular Code section shall be interpreted to include any revision of or successor to that Section regardless of how numbered or classified.

“Company” has the meaning set forth in the Preamble.

“Company Affiliated Transactions” has the meaning set forth in Section 3.21.

“Company Articles” means the Articles of Association of the Company, as may be amended or restated from time to time.

“Company Board” means the board of directors of the Company.

“Company Board Account” has the meaning set forth in Section 2.5(b).

“Company Closing Calculation Certificate” has the meaning set forth in Section 2.1(b).

“Company Disagreement Notice” has the meaning set forth in Section 2.1(b).

“Company Disclosure Letter” means the Disclosure Letter delivered by the Company to APHC concurrently with the execution and delivery of this Agreement.

“Company Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each equity, phantom equity, or equity-based compensation, retirement, pension, savings, profit sharing, bonus, incentive, severance, separation, employment, individual consulting or individual independent contractor, change in control, retention, deferred compensation, vacation, paid time off, medical, dental, life or disability, retiree or post-termination health or welfare, salary continuation, fringe or other compensatory or benefit plan, program, policy, practice, arrangement or Contract, in each case, that is maintained, sponsored or contributed to (or required to be contributed to) by the Company Entities or under or with respect to which the Company Entities have or may reasonably have any Liability.

“Company Entities” means the Company and its Subsidiaries, and each a Company Entity.

“Company Equity Award” means each right of any kind, contingent or accrued, to receive Company Shares, payments or benefits measured in whole or in part by the value of a number of Company Shares (including options, performance shares, performance-based units, market stock units, stock appreciation rights, restricted stock, restricted stock units, phantom units, deferred stock units and dividend equivalents, but not including any 401(k) plan of the Company) issued and outstanding under the Equity Incentive Plans.

“Company Executives” means Michael Howard, Amir Ameri, Jon Bakke, Franz Aman and Jags Ramnarayan.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization; Authority; Enforceability), Section 3.3 (Capitalization), Section 3.4(a)-(b) (Financial Statements) (solely with respect to the Unaudited Financial Statements), and Section 3.13 (Brokers).

“Company Governing Documents” means the Governing Documents of the Company, including the Company Articles.

“Company Intellectual Property” means all Intellectual Property that is owned or purported to be owned by (in each case, whether owned singularly or jointly with a third party or parties) the Company Entities.

“Company Ordinary Share” means a common share of the Company, which does not have the preference rights of the Company Preference Shares.

“Company Preference Shares” means, collectively, the Company Series A Preferred Shares, the Company Series B Preferred Shares, the Company Series C Preferred Shares, and the Company Series D Preferred Shares.

“Company Products and Processes” means all products, materials, processes and services developed (including products, materials, processes and services for which development is ongoing), manufactured, delivered, deployed, made publicly or commercially available, marketed, distributed, provided, serviced, supported, hosted, sold, offered for sale, imported or exported for resale or licensed out by or on behalf of the Company or any of its Subsidiaries (in each case, whether solely or in collaboration with third parties) in the past six (6) years.

“Company Proprietary Software” means all Company Software, other than such Software embedded in MariaDB Server / MariaDB Community Server, MariaDB Enterprise Server, InfiniDB/ColumnStore MariaDB Connectors and, solely with respect to earlier versions licensed under the GNU Public License v. 2.1 (including to the extent so licensed as a result of the BSL 1.1’s Change License provisions), MariaDB MaxScale.

“Company Registered Intellectual Property” means all registered Intellectual Property that is part of the Company Intellectual Property.

“Company Series A Preferred Share” means a preferred share of the Company, designated as a Series A Preferred Share in the Company SHA and Company Articles, with such rights set forth therein.

“Company Series B Preferred Share” means a preferred share of the Company, designated as a Series B Preferred Share in the Company SHA and Company Articles, with such rights set forth therein.

“Company Series C Preferred Share” means a preferred share of the Company, designated as a Series C Preferred Share in the Company SHA and Company Articles, with such rights set forth therein.

“Company Series D Preferred Share” means a preferred share of the Company, designated as a Series D Preferred Share in the Company SHA and Company Articles, with such rights set forth therein.

“Company SHA” means the amended and restated Shareholders’ Agreement of the Company, as amended and restated as of the date hereof, and as may be amended or restated from time to time.

“Company SHA Approval” means (a) the approval by the Company Board and (b) the consent of the Major Investors to the Company entering into this Agreement, as required by the Company SHA.

“Company Shareholder Approval” means the resolution referred to in Chapter 16, Section 9, Subsection 1 of the Finnish Companies Act, approving the Merger, in the form of a resolution of the general meeting of shareholders of the Company made by the qualified majority in accordance with Chapter 5, Section 27, Subsections 1–3 of the Finnish Companies Act.

“Company Shares” means the Company Ordinary Shares and the Company Preference Shares.

“Company Software” means all Software that the rights to which are included in the Company Intellectual Property.

“Company Technology” means all Technology the rights to which are included in the Company Intellectual Property.

“Company Warrants” means the issued and outstanding option rights issued pursuant to Chapter 10, Section 1 of the Finnish Companies Act, of the Company, entitling the holders thereof to subscribe for Company Shares pursuant to the relevant terms of the option rights issued by the Company on February 20, 2018 and on June 2, 2020.

“Competing Buyer” has the meaning set forth in Section 7.14(a).

“Competing Transaction” means any potential investment in, financing of, license, purchase, sale, lease, exchange or other acquisition or disposition of any assets or equity or debt securities of the Company Entities, in a transaction or series of transactions, whether such transaction or series of transactions takes the form of a sale, merger, liquidation, dissolution, reorganization, recapitalization, share exchange, consolidation or financing, in each case that could reasonably be expected to result in a change of control of the Company Entities or a public offering of the Company Entities’ securities other than with APHC, the Sponsor and their respective Affiliates or the PIPE Investors with respect to the PIPE Investment; provided that the foregoing limitations shall not apply to and shall not restrict the issuance of Company Shares pursuant to the exercise or conversion of Company Equity Awards, Kreos Warrants or Company Warrants that are outstanding as of the date of this Agreement and described herein or set forth in the Company Disclosure Letter.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of September 9, 2021, by and between APHC and the Company, as may be amended from time to time.

“Contaminant” means any back door, time bomb, Trojan horse, worm, drop dead device, virus or other Software routine or hardware component that permits unauthorized access or the unauthorized disablement or erasure or other harm of Software, hardware or data.

“Contract” means any written or oral contract, agreement, license or Lease, including any amendment or modification made thereto.

“Contributor” has the meaning set forth in Section 3.9(j).

“Conversion” has the meaning set forth in Section 2.136.

“Converted Awards” has the meaning set forth in Section 2.7(b).

“Core IP” means the Intellectual Property Rights summary details of which are set out in Appendix 3.9(a)(2) of the Company Disclosure Letter and all other Intellectual Property Rights material to the business of the Company Entities.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof.

“COVID-19 Measures” means any applicable quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other applicable Law, Order, directive, guidelines or recommendations by an applicable Governmental Entity in connection with or in response to the COVID-19 pandemic, including the CARES Act.

“Cross Border Merger Laws” means the EU Merger Directive, the Irish Merger Regulations and Chapter 16 of the Finnish Companies Act.

“D&O Provisions” has the meaning set forth in Section 7.11(a).

“Deferred Discount” has the meaning set forth in the Trust Agreement.

“Diluted Share Amount” means an amount equal to (a) the total number of Company Ordinary Shares issued and outstanding (immediately prior to the Merger Effective Time and after giving effect to the Conversion and the issuance of the Company Ordinary Shares pursuant to the Company Articles and the Company SHA in connection with the Conversion), plus (b) the aggregate number of Equity Award Company Shares.

“Directors’ Explanatory Report” has the meaning set forth in Section 2.5(b).

“Disclosure Letters” means the APHC Disclosure Letter and the Company Disclosure Letter.

“Domestication Merger” has the meaning set forth in Section 2.2.

“Domestication Merger Effective Time” has the meaning set forth in Section 2.2.

“EIB Loan” means all loans under the Finance Contract dated April 12, 2017 by and between the Company and European Investment Bank, as amended.

“Enceladus” means Enceladus Holding Limited, a private limited company incorporated in Ireland with registered number 500896 and having its registered office at 10 Earlsfort Terrace, Dublin 2, D02 T380, Ireland, which owns all of the issued and outstanding Irish Holdco Deferred Shares.

“Environmental Laws” means any Laws that (a) relate to pollution, the protection or cleanup of the environment, natural resources, occupational safety and health, or the management, manufacture, generation, labeling, registration, use, treatment, storage, transportation, handling, disposal or Release of or exposure to Hazardous Substances, or (b) regulate, impose liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage), or establish standards of care with respect to any of the foregoing.

“Equity Award Company Shares” means for each holder of vested Company Equity Awards, the total number of Company Ordinary Shares for which the aggregate vested Company Equity Awards held by such holder as of immediately prior to the Merger Effective Time are exercisable, multiplied by the quotient of (i) $2.33 minus the exercise price per Company Ordinary Share of such vested Equity Award, divided by (ii) $2.33.

“Equity Incentive Plans” means SkySQL Corporation Ab Global Share Option Plan 2010 Europe, dated October 13, 2010, the SkySQL Corporation Ab Global Share Option Plan 2010 France, dated November 9, 2010, the SkySQL Corporation Ab Global Share Option Plan 2010 USA, dated November 11, 2010, the SkySQL Corporation Ab Global Share Option Plan 2012 Europe, dated February 29, 2012, the SkySQL Corporation Ab Global Share Option Plan 2012 USA, dated February 29, 2012, the SkySQL Corporation Ab Global Share Option Plan 2012 France, dated February 29, 2012, the SkySQL Corporation Ab Global Share Option Plan 2014 Europe, dated March 9, 2014, the SkySQL Corporation Ab Global Share Option Plan 2014 USA, dated March 9, 2014, the MariaDB Corporation Ab Global Share Option Plan 2017, dated December 8, 2017, and the MariaDB Corporation Ab Global Share Option Plan 2017 USA, dated December 8, 2017.

“Equity Interests” means, with respect to any Person, all of the shares, shares of capital stock, or equity of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares, shares of capital stock or equity of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares, shares of capital stock or equity of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares or equity (or such other interests), restricted stock awards, restricted stock units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including partnership or member interests therein), whether voting or nonvoting.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is treated as a single employer with the Company Entities under Section 414(b), (c), (m) or (o) of the Code.

“ESPP” has the meaning set forth in Section 7.27.

“EU Merger Directive” means Chapter II, Title II of Directive (EU) 2017/1132 of the European Parliament and of the Council of 14 June 2017 relating to certain aspects of company law.

“EU Prospectus Regulation” means Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC, and regulations provided thereunder, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means an amount equal to the (a) Aggregate Share Consideration divided by (b) the Diluted Share Amount.

“Export Control Laws” means any applicable export, import, deemed export, transfer, and retransfer controls.

“Final Order” means an order of the Irish High Court confirming scrutiny of the legality of the Merger as regards that part of the procedure which concerns the completion of the Merger in accordance with Regulation 14 of the Irish Merger Regulations and which will specify that the Merger shall take effect on the Closing Date.

“Financial Statements” has the meaning set forth in Section 3.4(a).

“Finnish Companies Act” means the Finnish Limited Liability Companies Act (624/2006, as amended).

“Finnish Trade Register” means trade register of the National Board of Patents and Registrations of Finland.

“Fractional Share Consideration” has the meaning set forth in Section 2.7(d).

“Fraud” shall mean, with respect to a Party, actual and intentional common law fraud under the Law of the State of Delaware with respect to the representations or warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement.

“Governing Documents” means (a) in the case of a corporation or a company, its certificate of incorporation (or analogous document) and bylaws or memorandum of association; (b) in the case of a limited liability company, its certificate of formation (or analogous document) and limited liability company operating agreement; (c) in the case of a Finnish limited liability company, its memorandum of association and articles of association; (d) in the case of an Irish limited liability company, its memorandum and articles of association; and (e) in the case of any other Person, the documents by which such Person (other than an individual) establishes its legal existence or which are required by statute to govern its internal affairs.

“Governmental Entity” means any nation or government, any state, province, county, municipal or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, arbitrator (public or private) or other body or administrative, regulatory or quasi-judicial authority, agency, department, board, commission or instrumentality of any federal, state, local or foreign jurisdiction, including any public international organization such as the United Nations. Governmental Entity also includes insurers authorized by legislation to impose or collect any social taxes, social security contributions, or mandatory insurances.

“Hazardous Substances” means any pollutant, contaminant, chemical, or toxic or hazardous substance, material, waste or agent, including all substances, materials, wastes or agents for which liability or standards of care or a requirement for investigation or remediation are imposed under, or that are otherwise subject to, Environmental Law, and including petroleum (including crude oil or any fraction thereof), asbestos and asbestos-containing materials, radioactive materials and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Income Tax Returns” means Tax Returns relating to Income Taxes.

“Income Taxes” means Taxes imposed on, or with reference to, net income or gross receipts, or any similar Tax or Tax imposed in lieu of such a Tax.

“Indebtedness” means, with respect to a Party, without duplication: (a) all indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money; (b) all indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security; (c) all indebtedness for borrowed money of any Person for which such Party has guaranteed payment; (d) all capitalized Lease obligations or obligations required to be capitalized in accordance with U.S. GAAP or IFRS (as applicable); (e) any Liabilities in respect of deferred purchase price for property or services with respect to which such Person is liable, contingently or otherwise, as obligor or otherwise for additional purchase price; (f) reimbursement obligations under any drawn letters of credit; and (g) obligations under derivative financial instruments, including hedges, currency and interest rate swaps and other similar instruments.

“Indemnified Persons” has the meaning set forth in Section 7.11(a).

“Independent Expert’s Report” has the meaning set forth in Section 2.5(c).

“Insider Letter” has the meaning set forth in Section 7.26.

“Insiders” has the meaning set forth in Section 7.26.

“Initial PIPE Investment” has the meaning set forth in the Recitals.

“Initial PIPE Investment Amount” has the meaning set forth in the Recitals.

“Insurance Policies” has the meaning set forth in Section 3.16.

“Intellectual Property” means any and all intellectual property, industrial property, and similar proprietary rights worldwide, whether registered or unregistered, including rights in and to the following in any jurisdiction throughout the world: (a) all patents and utility models and inventions (whether patentable or unpatentable and whether or not reduced to practice) and invention disclosures and all improvements thereto (“Patents”), (b) all trademarks, service marks, certification marks, collective marks, trade dress, logos, slogans, trade names, corporate and business names, and other indicia of source, including all goodwill symbolized thereby or associated therewith (“Trademarks”), (c) Internet domain names and rights of publicity and in social media usernames, handles, and accounts; (d) all works of authorship, copyrightable works, all copyrights, moral rights and related rights, including rights to modify and amend the works as well as reassign the rights (“Copyrights”), (e) all designs, industrial designs and mask works (“Designs”), (f) all trade secrets, know-how, proprietary information (such as processes, techniques, formulae, compositions, data analytics, source code, models and methodologies), business or financial information (such as customer and supplier lists, pricing and cost information and business and marketing plans and proposals), technical or engineering information (such as technical data, algorithms, designs, drawings and specifications) and other non-public or confidential information (“Trade Secrets”), (g) Technology, (h) Software, (i) any registrations or applications for registration for any of the foregoing, and any provisionals, divisionals, continuations, continuations-in-part, renewals, reissuances, revisions, re-examinations and extensions of any of the foregoing (as applicable), each of which shall be deemed to be included in Patents, Copyrights, Trademarks, Designs or the foregoing clause (c), as applicable, and (j) analogous rights to those set forth above.

“Interested Party” means any (a) present or former executive officer or director of the Company Entities, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the shares, capital stock or equity interests of any of the Company Entities, or (c) Affiliates of any of the foregoing.

“Intervening Event” means any change, effect, event, occurrence or fact that materially and adversely affects APHC, that does not relate to an APHC Competing Transaction or APHC Shareholder Redemption and was not known or reasonably foreseeable to the APHC Board as of the date of this Agreement (or if known, the magnitude or material consequences of which were not known or reasonably foreseeable by the APHC Board as of the date of this Agreement), other than any change, effect, event, occurrence or fact resulting from a material breach of this Agreement by APHC or Irish Holdco.

“Irish Companies Act” means the Irish Companies Act 2014, as amended.

“Irish High Court” means the High Court of Ireland.

“Irish Holdco Board” means the board of directors of Irish Holdco.

“Irish Holdco Business Exceptions” has the meaning set forth in Section 6.3(a).

“Irish Holdco Deferred Shares” means all of the issued and outstanding euro deferred shares in the capital of Irish Holdco (25,000 shares), par value €1.00 per share, and having the rights set out in the Amended Irish Holdco Memorandum and Articles of Association.

“Irish Holdco Fundamental Representations” means the representations and warranties set forth in Section 5.1 (Organization; Authority; Enforceability), Section 5.2 (Capitalization), Section 5.4 (Brokers) and Section 5.7 (Business Activities).

“Irish Holdco Material Adverse Effect” means any event, circumstance or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have, a material and adverse effect upon (a) the business, results of operations or financial condition of Irish Holdco or Merger Sub, or (b) have a material and adverse effect upon the ability of Irish Holdco or Merger Sub to perform its obligations hereunder and to consummate the Transactions on a timely basis; provided, however, that none of the following (or the effect of the following), alone or in combination, will constitute an Irish Holdco Material Adverse Effect, or will be considered in determining whether an Irish Holdco Material Adverse Effect has occurred or would reasonably be likely to occur: (i) the public announcement, pendency or consummation of the Transactions; (ii) changes in applicable Law or U.S. GAAP or IFRS (as applicable) or the official interpretation thereof or any application of any statute or any judgment, order, rule or regulation (including any pronouncement or guidance from the SEC) in accordance with market practice for special purpose acquisition companies at the time such application was made; (iii) changes that are the result of economic factors affecting the national, regional or world economy or financial markets; (iv) any change in the financial, banking, or securities markets; (v) any strike, embargo, labor disturbance, riot, protests, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire, other weather-related or meteorological event, epidemic, pandemic, or disease outbreaks (including COVID-19 and any necessary COVID-19 Measures) or other natural disaster or act of god; (vi) any national or international political conditions in or affecting any jurisdiction in which Irish Holdco or Merger Sub conducts business; (vii) the engagement in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack; or (viii) any actions (A) required to be taken, or required not to be taken, pursuant to the express terms of this Agreement, (B) taken with the prior written consent of the Company or (C) taken by, or at the written request of, the Company; provided, however, that any event, circumstance or state of facts resulting from a matter described in any of the foregoing clauses (ii), (iii), (iv), (v), (vi), and (vii), may be taken into account in determining whether an Irish Holdco Material Adverse Effect has occurred or would reasonably be likely to occur to the extent (but only to the extent) that such event, circumstance or state of facts has or has had a disproportionate effect on Irish Holdco and Merger Sub, relative to other comparable special purpose acquisition companies.

“Irish Holdco Ordinary Shares” means, following the Domestication Merger, the ordinary shares of Irish Holdco, par value US$0. 01 per share, and having the rights set out in the Amended Irish Holdco Memorandum and Articles of Association.

“Irish Merger Regulations” means the European Communities (Cross-Border Mergers) Regulations 2008 (as amended).

“IRS” has the meaning set forth in Section 3.15(a).

“IT Assets” means Software, systems, servers, computers, hardware, firmware, middleware, networks, databases, data communications lines, routers, hubs, switches and other network and telecommunications equipment and all other information technology equipment, and all associated documentation, in each case, owned by the Company Entities or outsourced, used, or held for use in the operation of the business of the Company Entities.

“Knowledge” (a) as used in the phrase “to the Knowledge of the Company” or phrases of similar import means the actual knowledge of any of the Company Executives after due inquiry of such Executive’s direct reports with knowledge of the subject matter at hand and (b) as used in the phrase “to the Knowledge of APHC” or phrases of similar import means the actual knowledge of the APHC Executives after due inquiry of such Executive’s direct reports with knowledge of the subject matter at hand.

“Kreos” means Kreos Capital IV (Expert Fund) Limited, a private limited company incorporated under the laws of England and Wales.

“Kreos Warrants” means the share subscription rights granted under the warrant agreement entered into between the Company and Kreos, under which the Company has, subject to certain conditions being satisfied, agreed to issue Company Shares to Kreos.

“Laws” means all laws, acts, statutes, constitutions, treaties, ordinances, codes, rules, regulations and rulings of a Governmental Entity, including common law. All references to Laws shall be deemed to include any amendments thereto, and any successor Law, unless the context otherwise requires.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, premises, structures, improvements, fixtures or other interest in real property held by the Company Entities.

“Leases” means all leases, subleases, licenses, concessions and other Contracts pursuant to which a Company Entity holds any Leased Real Property.

“Liability” or “Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Liens” means, with respect to any specified asset, any and all liens, mortgages, hypothecations, claims, encumbrances, options, pledges, rights of first offer or refusal, easements, covenants, restrictions and security interests thereon.

“Liquidation” has the meaning set forth in the Recitals.

“Liquidation Effective Time” has the meaning set forth in Section 2.14.

“Lookback Date” means the date that is three (3) years prior to the date of this Agreement.

“LTIP” has the meaning set forth in Section 7.27.

“Major Investor” shall have the meaning given to such term in the Company SHA.

“Material Adverse Effect” means any event, circumstance or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have, a material and adverse effect upon (a) the business, results of operations or financial condition of the Company Entities, taken as a whole, or (b) the ability of the Company to perform its obligations hereunder and to consummate the Transactions on a timely basis; provided, however, that none of the following (or the effect of the following), alone or in combination, will constitute a Material Adverse Effect, or will be considered in determining whether a Material Adverse Effect has occurred or would reasonably be likely to occur: (i) changes that are the result of factors generally affecting the industries or markets in which the Company Entities operate; (ii) the public announcement, pendency or consummation of the Transactions, including the impact thereof on relationships with customers, suppliers, employees, investors, licensors or licensees; (iii) changes in applicable Law or U.S. GAAP or IFRS (as applicable) or the official interpretation thereof; (iv) any failure of the Company Entities to achieve any projected revenue, earnings, expense, sales or other projections, forecasts, predictions or budgets prior to the Closing (it being understood that the underlying event, circumstance or state of facts giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether a Material Adverse Effect has occurred); (v) changes that are the result of economic factors affecting the national, regional or world economy or financial markets; (vi) any change in the financial, banking, or securities markets; (vii) any strike, embargo, labor disturbance, riot, protests, earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire, other weather-related or meteorological event, epidemic, pandemic, or disease outbreaks (including COVID-19 and any

COVID-19 Measures) or other natural disaster or act of god; (viii) any national or international political conditions in or affecting any jurisdiction in which the Company Entities conduct business; (ix) the engagement in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack; or (x) any actions (A) required to be taken, or required not to be taken, pursuant to the express terms of this Agreement, (B) taken with the prior written consent of APHC or (C) taken by, or at the written request of, APHC; provided, however, that any event, circumstance or state of facts resulting from a matter described in any of the foregoing clauses (i), (iii), (v), (vi), (vii), (viii), and (ix) may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be likely to occur to the extent (but only to the extent) that such event, circumstance or state of facts has or has had a disproportionate effect on the Company Entities, taken as a whole, relative to other comparable companies operating in the industries and markets in which the Company Entities operate.

“Material Contracts” has the meaning set forth in Section 3.8(a).

“Material Customers” means the top ten (10) customers of the Company Entities, taken as a whole, based on the revenue received by the Company Entities from each such customer for the 12 month period ended December 31, 2021.

“Material Suppliers” means the top ten (10) suppliers of the Company Entities, taken as a whole, based on the amount purchased by the Company Entities from each such supplier for the 12 month period ended December 31, 2021.

“Merger” has the meaning set forth in the Recitals.

“Merger Effective Time” has the meaning set forth in Section 2.4.

“Merger Sub” has the meaning set forth in the Recitals.

“Merger Sub Board” means the board of directors of Merger Sub.

“Minimum Cash Amount” means $100,000,000.

“Non-Party Affiliate” has the meaning set forth in Section 10.14.

“Non-Redemption Requirement” has the meaning set forth in Section 7.26.

“NYSE” means the New York Stock Exchange.

“OFAC” has the meaning set forth in the definition of “Sanctioned Person”.

“Offer Documents” has the meaning set forth in Section 7.8(a).

“Order” means any order, writ, judgment, injunction, temporary restraining order, stipulation, determination, decree or award entered by or with any Governmental Entity or arbitral institution.

“Ordinary Course of Business” means, with respect to any Person, the ordinary course of business of such Person consistent with past practice.

“Ordinary Course Tax Sharing Agreement” means any written commercial agreement entered into in the Ordinary Course of Business of which the principal subject matter is not Tax but which contains customary Tax indemnification provisions.

“Outside Date” has the meaning set forth in Section 9.1(c).

“Party” or “Parties” has the meaning set forth in the Preamble.

“PCAOB” means the Public Company Accounting Oversight Board.

“Permits” has the meaning set forth in Section 3.17(b).

“Permitted Liens” means (a) easements, permits, rights of way, restrictions, covenants, reservations or encroachments, minor defects, irregularities in and other similar Liens of record affecting title to the property which do not materially impair the use or occupancy of such real property; (b) Liens for Taxes, assessments or governmental charges or levies imposed with respect to property which are not yet due and payable or which are being contested in good faith (provided that appropriate reserves required pursuant to U.S. GAAP or IFRS (as applicable) have been made in respect thereof); (c) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carrier’s and other similar Liens arising or incurred in the Ordinary Course of Business; (d) nonexclusive licenses under Intellectual Property to (A) customers solely for use of the Company Software in object code form or (B) resellers and distributors for the purposes of reselling and distributing the Company Software, in each case granted in the Ordinary Course of Business; (e) Liens arising under municipal bylaws, development agreements, restrictions or regulations, and zoning, entitlement, land use, building or planning restrictions or regulations, in each case, promulgated by any Governmental Entity, which do not restrict or are not violated by the current use of real property; (f) Liens arising under workers’ compensation Laws or similar legislation, unemployment insurance or similar Laws; (g) Liens arising under or in connection with the EIB Loan; and (h) Securities Liens.

“Person” means any natural person, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or Governmental Entity.

“Personal Information” means any information (i) that alone or in combination with other information, identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular Person or household, including name, address, geolocation information, credit or debit card or bank account number and information about an individual’s personality, personal status, intimate affairs, health, financial information, vocational qualifications, opinions or beliefs or (ii) that constitutes personal data, personally identifiable information, personal information or similarly defined term under any applicable Privacy Law.

“PIPE Investment” means the Initial PIPE Investment and any Additional PIPE Investments.

“PIPE Investment Amount” means the Initial PIPE Investment Amount and any Additional PIPE Investment Amounts.

“PIPE Investors” means investors that have entered into Subscription Agreements to purchase Irish Holdco Ordinary Shares for cash pursuant to the Initial PIPE Investment and any investors that have entered into a Contract to purchase for cash any securities of Irish Holdco in connection with any Additional PIPE Investment.

“Potential 280G Benefit” has the meaning set forth in Section 7.24.

“Pre-Closing Holder” means a holder of Company Shares immediately prior to the Merger Effective Time.

“Pre-Closing Period” has the meaning set forth in Section 6.1(a).

“Pre-Closing Taxes” are Taxes attributable to a Pre-Closing Tax Period.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date and the portion of any Straddle Period through and including the Closing Date.

“Premium Cap” has the meaning set forth in Section 7.11(b).

“Privacy Laws” means all Laws worldwide pertaining to the privacy, protection, security or transfer of data and all guidance issued thereunder, including Regulation (EU) 2016/679 and Directives 2002/58/EC and 2009/136/EC (each as implemented into an supplemented by the national laws of EU Member States), Section 5 of the Federal Trade Commission Act, the CAN-SPAM Act, Children’s Online Privacy Protection Act, the California Consumer Privacy Act (and its Regulations), state data breach notification Laws, state data security Laws, state social security number protection Laws, and any Law concerning requirements for website and mobile application privacy policies and practices, or any outbound communications (including e-mail marketing, telemarketing and text messaging), tracking and marketing.

“Privacy and Data Security Requirements” means, collectively, (a) all applicable Privacy Laws, (b) all Contracts between a Company Entity and any Person relating to the Processing of Personal Information (including any data processing addenda), (c) all applicable industry standards relating to the privacy and security of Personal Information (including the PCI Security Standards established by the PCI Security Standards Council) and (d) all applicable policies, promises and statements, in each case, posted or otherwise made public, relating to the privacy or security of Personal Information and (e) all Laws regarding the confidentiality, availability and integrity of the IT Assets and the data (including any Personal Information and Trade Secrets) stored or contained thereon or transmitted thereby.

“Proceeding” means any action, suit, charge, litigation, arbitration, notice of violation or citation received, or other proceeding at law or in equity (whether civil, criminal or administrative) by or before any Governmental Entity.

“Process” or “Processing” means the creation, collection, use (including for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, protection (including safeguarding, security measures and notification in the event of a breach of security), access, disposal or disclosure or other activity regarding Personal Information (whether electronically or in any other form or medium).

“Proxy Statement” means the proxy statement on Schedule 14A for the purposes of soliciting the votes of the APHC Shareholders to adopt and approve the APHC Shareholder Voting Matters, to be filed with the SEC by APHC and included in the Registration Statement.

“Publication” has the meaning set forth in Section 2.5(d).

“Publicly Available Software” means any Software (or portion thereof) that is licensed, distributed or conveyed (i) as “free software”, “open source software” (including, for example, Software distributed under the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, Mozilla Public License, or Apache Software License, BSD licenses, Microsoft Shared Source License, Common Public License, Artistic License, Netscape Public License, Sun Community Source License, Sun Industry Standards License and any license listed at www.opensource.org), (ii) pursuant to “open source”, “copyleft” or similar licensing and distribution models, or (iii) otherwise under a Contract that requires as a condition of use, modification, conveyance or distribution of such Software that such Software or other Software that is derived from or linked to such Software or into which such Software is incorporated or with which such Software is combined (A) be disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works, (C) be delivered at no or minimal charge or (D) be licensed, distributed or conveyed under the same terms as such Contract.

“Registration Statement” means the Registration Statement on Form S-4, for the purposes of registering Irish Holdco Ordinary Shares to be issued in the Transactions, to be filed with the SEC by Irish Holdco.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata).

“Required APHC Vote” means the approval of the APHC Shareholder Voting Matters, at the APHC Shareholder Meeting where a quorum is present, by the affirmative vote of the holders of at least a majority of the votes cast by APHC Shareholders present in person or represented by proxy at the APHC Shareholder Meeting.

“Retained Claims” has the meaning set forth in Section 10.10.

“Sanctioned Country” means any country or region that with which dealings are broadly and comprehensively prohibited by country-wide or region-wide Sanctions (currently, Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine) in effect at the time.

“Sanctioned Person” means any Person with whom any transactions or dealings are restricted, prohibited, or sanctionable under any Sanctions, including as a result of: (a) being named on any list of Persons subject to Sanctions, (b) being located, organized, or resident in any Sanctioned Country; or (c) organized, resident or located in a Sanctioned Country.

“Sanctions” means all Laws and Orders relating to economic or trade sanctions administered or enforced by the United States (including by OFAC, the U.S. Department of State and the U.S. Department of Commerce), the European Union or any of its members states, the United Kingdom, or the United Nations Security Council.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Liens” means Liens arising out of, under or in connection with applicable federal, state and local securities Laws.

“Shareholder Support Agreements” has the meaning set forth in the Recitals.

“Shrink-Wrap Code” means any generally commercially available, non-customized Software in executable code form (other than development tools and development environments) that is available for a cost of not more than Five Thousand Dollars ($5,000) for a perpetual license for a single user or workstation or Fifty Thousand Dollars ($50,000) in the aggregate for all users and work stations.

“Software” means all software, firmware and computer applications and programs (and all versions, releases, fixes, upgrades and updates thereto, as applicable), including software compilations, development tools, compilers, computer files or records, scripts, manuals, design notes, programmers’ notes, architecture, schematics, software models and methodologies, plugins, libraries, subroutines, application programming interfaces, mobile applications, algorithms, data, databases, and compilations of data, comments, user interfaces, menus, buttons, icons, and other items and specifications and documentation related thereto or associated therewith and all media on which any of the foregoing is stored, as well as any foreign language versions, fixes, upgrades, updates, enhancements, new versions, previous versions, new releases and previous releases thereof, in each case, whether in source code, object code or human readable form.

“Sponsor” means Angel Pond Partners LLC, a Cayman Islands limited liability company.

“Straddle Period” means any taxable period that begins on or before (but does not end on) the Closing Date.

“Subscription Agreement” means a Contract executed by a PIPE Investor in connection with the PIPE Investment.

“Subsidiary Shares” has the meaning set forth in Section 3.3(d).

“Subsidiaries” means, of any Person, any corporation, association, partnership, limited liability company, joint venture or other business entity of which more than fifty percent (50%) of the voting power or equity is owned or controlled directly or indirectly by such Person, or one or more of the Subsidiaries of such Person, or a combination thereof.

“Supporting Company Holder” has the meaning set forth in the Recitals.

“Tail Policy” has the meaning set forth in Section 7.11(b).

“Tax” or “Taxes” means all federal, state, local, foreign, and other net or gross income, net or gross receipts, net or gross proceeds, payroll, employment, excise, severance, stamp, occupation, windfall or excess profits, profits, customs, capital stock, withholding, social security, worker’s contributions, employer’s contributions, employment pension contributions, unemployment insurance contributions, group life insurances, accident insurances, deferred, disability, real property, personal property (tangible and intangible), sales, use, transfer, value added, indirect, alternative or add-on, license, minimum, capital gains, user, leasing, lease, natural resources, ad valorem, franchise, license capital, estimated, goods and services, fuel, interest equalization, registration, recording, premium, turnover, environmental or other taxes, charges, duties, fees, levies or other governmental charges of any kind whatsoever, including all interest, penalties and additions imposed with respect to the foregoing, imposed by (or otherwise payable to) any Governmental Entity, and, in each case, whether disputed or not, whether payable directly or by withholding and whether or not requiring the filing of a Tax Return.

“Tax Proceeding” means any audit, examination, claim or Proceeding with respect to Taxes, Tax matters, or Tax Returns.

“Tax Returns” means all federal, state, local and foreign returns, declarations, reports, claims for refund, information returns, elections, disclosures, statements, or other documents (including any related or supporting schedules, attachments, statements or information, and including any amendments thereof) filed or required to be filed with a Taxing Authority in connection with, or relating to, Taxes.

“Tax Sharing Agreement” means any agreement or arrangement (including any provision of a Contract) pursuant to which a Company Entity or APHC is or may be obligated to indemnify any Person for, or otherwise pay, any Tax of or imposed on another Person, or indemnify, or pay over to, any other Person any amount determined by reference to actual or deemed Tax benefits, Tax assets, or Tax savings.

“Taxing Authority” means any Governmental Entity having jurisdiction over the assessment, determination, collection, administration or imposition of any Tax.

“Technology” means (a) Software, (b) inventions (whether or not patentable), discoveries and improvements, (c) Trade Secrets, (d) Designs, (e) databases, data compilations and collections and technical data, (f) data centers, (g) methods and processes, (h) devices, prototypes, beta versions, designs and schematics, and (i) tangible items related to, constituting, disclosing or embodying any or all of the foregoing, including all versions thereof.

“Trade Control Laws” has the meaning set forth in Section 3.22(a).

“Transaction Expenses” means the aggregate amount of all costs, fees and expenses incurred by or on behalf of the Company Entities, APHC and Irish Holdco, in each case, at or prior to the Closing, including any such amounts which are triggered by or become payable as a result of the Closing, in connection with the review, negotiation, execution and consummation of this Agreement, the Ancillary Agreements and the Transactions, including (a) the fees and expenses of legal counsel, accountants and other representatives, consultants and investment bankers and due diligence (including travel-related) costs, fees and expenses, including, for the avoidance of doubt, fees and expenses to perform audits including with respect to PCAOB standards and quality of earnings reports and fees and expenses to prepare, file and finalize the Registration Statement, Proxy Statement and CDT (including any related experts reports), and any other regulatory approvals or clearances from Governmental Entities sought in connection with the Transactions, (b) all costs, fees and expenses related to directors’ and officers’ liability insurance policies for the Company Entities and Irish Holdco; (c) all such costs, fees and expenses incurred by the Company in connection with the sale and issuance of the Company Series D Preferred Shares; (d) all costs, fees and expenses incurred by the Company in connection with any transaction-related bonuses and implementing public company governance and reporting infrastructure; (e) the Deferred Discount; and (f) all such other costs, fees and expenses payable in connection with or otherwise triggered by the Transactions.

“Transactions” means the transactions contemplated by or in connection with this Agreement and the Ancillary Agreements, including the APHC Share Redemption, Unit Separation, PIPE Investment, Domestication Merger, Conversion, Merger and Liquidation.

“Transfer Taxes” means all transfer, goods, services, real or personal property transfer, custom, documentary, sales, use, stamp, registration, notarial fees and other similar Taxes and fees incurred in connection with the Transactions.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code, and any reference to any particular Treasury Regulation section shall be interpreted to include any final or temporary revision of or successor to that Section regardless of how numbered or classified.

“Trust Account” means the trust account established by APHC pursuant to the Trust Agreement.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated of May 18, 2021, by and between APHC and Continental Stock Transfer & Trust Company, a New York corporation.

“Trust Amount” has the meaning set forth in Section 4.4.

“Trustee” means Continental Stock Transfer & Trust Company, acting as trustee of the Trust Account.

“Unit Separation” has the meaning set forth in Section 2.1.

“U.S.” means the United States of America.

“U.S. GAAP” means United States generally accepted accounting principles, consistently applied.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, or any similar or related Law.

ARTICLE II

MERGER AND CLOSING TRANSACTIONS

2.1 APHC Share Redemption and APHC Units.

(a) APHC Share Redemption. The redemption required by the APHC Share Redemption shall occur immediately prior to the Domestication Merger and such shares tendered for redemption shall be automatically cancelled at such time. Immediately prior to or substantially concurrently with the Merger Effective Time, APHC shall cause the Trustee to make any payments out of the Trust Account that are required to be made by APHC in connection with completion of a redemption required by the APHC Share Redemption. Each APHC Unit issued and outstanding immediately prior to the Domestication Merger shall automatically separate into its component parts of one APHC Class A Ordinary Share and one-third of one APHC Public Warrant, effective immediately prior to the Domestication Merger (the “Unit Separation”).

(b) Closing Calculations.

(i) Not later than four (4) Business Days prior to the Closing Date, APHC shall deliver to the Company a written notice (the “APHC Closing Calculation Certificate”) setting forth: (i) the good faith estimated aggregate amount of cash proceeds that will be required to satisfy any exercise of any APHC Share Redemptions; (ii) the PIPE Investment Amount; (iii) the Deferred Discount; (iv) APHC’s good faith estimate of the amount of Transaction Expenses incurred or payable by APHC, Irish Holdco and Merger Sub as of the Closing; and (v) the number of APHC Class A Ordinary Shares to be outstanding as of the Closing after giving effect to any APHC Share Redemptions. If the Company in good faith disagrees with any portion of the Closing Calculation Certificate, then the Company may deliver a notice of such disagreement to APHC until and including the second (2nd) Business Day prior to the Closing Date (the “Company Disagreement Notice”).

(ii) Not later than four (4) Business Days prior to the Closing Date, the Company shall provide to APHC a written notice setting forth the Company’s good faith estimate of the amount of the Transaction Expenses incurred or payable by the Company Entities as of the Closing and the aggregate proceeds received or to be received from

Additional Company Investments (the “Company Closing Calculation Certificate”). If APHC in good faith disagrees with any portion of the Company Closing Calculation Certificate then APHC may deliver a notice of such disagreement to the Company until and including the second (2nd) Business Day prior to the Closing Date (the “APHC Disagreement Notice”).

(iii) The Company and APHC shall seek in good faith to resolve any differences they have with respect to the matters specified in the Company Disagreement Notice or APHC Disagreement Notice, as applicable.

2.2 The Domestication Merger. On the Closing Date, and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Cayman Islands Companies Act (As Revised) (the “Cayman Islands Companies Act”), Merger Sub shall merge with and into APHC by operation of law, the separate corporate existence of Merger Sub shall cease, and APHC shall continue its existence under the Cayman Islands Companies Act after the merger and as a wholly owned subsidiary of Irish Holdco (the “Domestication Merger”). The Domestication Merger will be consummated by operation of law immediately upon the filing of the Domestication Merger Plan of Merger with the Registrar of Companies of the Cayman Islands (the “Cayman Registrar”), or at such other time as may be agreed by APHC and the Company in writing and specified in such filings (the “Domestication Merger Effective Time”). The effect of the Domestication Merger will be as provided in this Agreement, the Domestication Merger Plan of Merger, and the applicable provisions of the Cayman Islands Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Domestication Merger Effective Time, by virtue of the Domestication Merger and without any further action on the part of the Parties or the holders of any of the shares of APHC or Merger Sub, all of the property, rights, privileges, powers, franchises, debts, liabilities, and duties of APHC and Merger Sub shall vest in APHC by operation of law.

2.3 Effect on Shares in Domestication Merger. Subject to the terms and conditions of this Agreement, at the Domestication Merger Effective Time, by virtue of the Domestication Merger and the Cayman Islands Companies Act and without any further action on the part of any Party or the holder of any of their securities:

(a) Conversion of APHC Class A Ordinary Shares. Each APHC Class A Ordinary Share issued and outstanding immediately prior to the Domestication Merger Effective Time will be automatically cancelled and converted into the right to receive one (1) fully paid and non-assessable Irish Holdco Ordinary Share. From and after the Domestication Merger Effective Time, each certificate or book entry position that evidenced APHC Class A Ordinary Shares immediately prior to the Domestication Merger shall entitle the holder to the applicable number of Irish Holdco Ordinary Shares into which such certificate or book entry position is convertible according to this Section 2.3(a) and all APHC Class A Ordinary Shares shall no longer be outstanding and shall automatically cease to exist.

(b) Conversion of APHC Class B Ordinary Shares. Each APHC Class B Ordinary Share issued and outstanding immediately prior to the Domestication Merger Effective Time will be automatically cancelled and converted into the right to receive one (1) fully paid and non-assessable Irish Holdco Ordinary Share. From and after the Domestication Merger Effective

Time, each certificate or book entry position that evidenced APHC Class B Ordinary Shares immediately prior to the Domestication Merger shall entitle the holder to the applicable number of Irish Holdco Ordinary Shares into which such certificate or book entry position is convertible according to this Section 2.3(b) and all APHC Class B Ordinary Shares shall no longer be outstanding and shall automatically cease to exist.

(c) Adjustment and Assumption of APHC Warrants. Pursuant to the terms of the APHC Warrant Agreement, each outstanding APHC Warrant shall remain outstanding but shall be automatically adjusted to become a warrant to purchase that number of Irish Holdco Ordinary Shares equal to the number of APHC Class A Ordinary Shares that were issuable upon exercise of such APHC Warrant immediately prior to the Domestication Merger Effective Time, and shall otherwise continue to have, and be subject to, the same terms and conditions as of immediately prior to the Domestication Merger Effective Time. As of the Domestication Merger Effective Time, the APHC Warrant Agreement shall be assigned to Irish Holdco, and Irish Holdco shall assume all of the obligations of APHC under the APHC Warrant Agreement.

(d) Surrender of Irish Holdco Deferred Shares. All Irish Holdco Deferred Shares held by the shareholder of Irish Holdco shall be surrendered to Irish Holdco for nil consideration and such Irish Deferred Shares shall thereafter be held as treasury shares by Irish Holdco.

(e) Cancellation of Merger Sub Shares. Each ordinary share of Merger Sub issued and outstanding immediately prior to the Domestication Merger Effective Time will be automatically cancelled and converted into one (1) fully paid and non-assessable APHC Class A Ordinary Share to be issued to Irish Holdco, which shall constitute the only outstanding shares of capital stock of APHC, and which shall be held by Irish Holdco.

2.4 The Merger. On the Closing Date, following the Domestication Merger Effective Time, and subject to and upon the terms and conditions of this Agreement, the CDTs and the applicable provisions of the Cross Border Merger Laws, the Company shall merge with and into Irish Holdco, the separate corporate existence of the Company shall cease, and Irish Holdco shall continue as the surviving entity after the Merger.The Merger will be consummated at the time specified in the Final Order (such date and time is hereinafter referred to as the “Merger Effective Time”). The effect of the Merger will be as provided in this Agreement, the CDTs and the Cross Border Merger Laws. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, by virtue of the Merger and without any further action on the part of the Parties or the holders of any of their securities, Irish Holdco will acquire all the assets and liabilities of the Company and the Company will be dissolved without going into liquidation in exchange for the issue to the shareholders of the Company of Irish Holdco Ordinary Shares in accordance with Section 2.7.

2.5 Merger Process. The relevant Parties shall procure that the Irish Holdco Board and the Company Board shall take all necessary resolutions and other actions to facilitate the Merger on the terms and conditions set out in this Agreement and for that purpose to commence the formal Merger process:

(a) CDTs. Irish Holdco and the Company shall finalize, sign and file the CDTs, in each case, on a date as reasonably mutually agreed to by APHC and the Company following the date of this Agreement. The CDTs and its schedules shall, among other things, include all details required to be included in CDTs in accordance with Regulation 5 of the Irish Merger Regulations and all details required to be included in a merger plan in accordance with Chapter 16, Section 22 of the Finnish Companies Act, which information shall be translated into Swedish language prior to filing with the Finnish Trade Register.

(b) Irish Holdco Directors’ Explanatory Report and Company Board Account. In accordance with Regulation 6 of the Irish Merger Regulations and Chapter 16, Section 22 of the Finnish Companies Act, the Irish Holdco Board shall prepare as reasonably mutually agreed to by APHC and the Company following the date of this Agreement, a directors’ explanatory report for the shareholders of Irish Holdco, which shall include details in respect of the probable implications of the Merger for shareholders, creditors and employees of Irish Holdco and state the legal and economic grounds for the CDTs (the “Directors’ Explanatory Report”). In accordance with Chapter 16, Section 22 of the Finnish Companies Act, the Company Board shall prepare as reasonably mutually agreed to by APHC and the Company following the date of this Agreement, a board account for the shareholders, creditors and employees of the Company, which shall include details in respect of the probable implications of the Merger on the shareholders, creditors, and employees (the “Company Board Account”), which shall be translated into Swedish language.

(c) Statements of Independent Experts. The Irish Holdco Board shall appoint an independent expert as reasonably mutually agreed to by APHC and the Company, to issue a report on the CDTs to Irish Holdco as referred to in Regulation 7 of the Irish Merger Regulation, and the Company Board shall appoint an independent expert to issue a report on the CDTs to the Company as referred to in Chapter 16, Section 23 of the Finnish Companies Act (each such report, the “Independent Expert’s Report”).

(d) Filing with Registration Authorities and Publication. Each of Irish Holdco and the Company shall file the CDTs and any other statutory documents or forms in respect of the Company’s filing, with the Irish Registrar and the Finnish Trade Register, as applicable, as reasonably mutually agreed to by APHC and the Company following adoption and the signing of the CDTs. Irish Holdco shall ensure that notice of the delivery of the CDTs to the Irish Registrar shall be published by the Irish Registrar and Irish Holdco as specified under Regulation 8 of the Irish Merger Regulations (the “Publication”). With respect to the Company, the Company shall apply for an issuance of a public notice to its creditors as set out in Section 2.5(g). The Parties acknowledge that the Aggregate Share Consideration to be issued in the Merger are being offered pursuant to exemptions from the EU Prospectus Regulation (based on fewer than 150 offerees, who are not qualified investors pursuant to the EU Prospectus Regulation, residing in any one member state of the European Union). The Company shall use its reasonable best efforts to assist Irish Holdco in preparing any required offering materials and in making them available in advance of the Company Shareholder Approval.

(e) Availability of Documents. Each of Irish Holdco Board and the Company Board shall make the CDTs and any other documents required under the Cross Border Merger Laws and the EU Prospectus Regulation, including the Director’s Explanatory Report, the Company Board Account, and the Independent Expert’s Report, available to Irish Holdco’s and the Company’s respective shareholders, creditors and employee representatives, or, if there are no such representatives, to Irish Holdco’s and the Company’s employees, to the extent required under Regulation 9 of the Irish Merger Regulations and Chapter 16, Sections 11 and 22 of the Finnish Companies Act and the EU Prospectus Regulation, respectively.

(f) Shareholder Approvals.

(i)

Not earlier than one month after the Publication and no later than the date on which the Company Shareholder Approval is obtained, Irish Holdco shall obtain approval of the Merger from its sole shareholder in the form of a special written resolution in accordance with Regulation 10 of the Irish Merger Regulations. Irish Holdco shall deliver a copy of the sole shareholder’s special written resolution to the Company promptly after the execution of such special written resolution.

(ii)

The Company shall convene a general meeting of shareholders as promptly as reasonably practicable following the date that the Registration Statement is declared effective by the SEC (on a date reasonably mutually agreed to by APHC and the Company) to acquire the Company Shareholder Approval in the form of a resolution of the general meeting of shareholders of the Company made by the qualified majority in accordance with Chapter 5, Section 27, Subsections 1–3 of the Finnish Companies Act. The Company shall deliver a copy of the Company Shareholder Approval to Irish Holdco promptly after the general meeting of shareholders.

(g) Creditor Protection Procedure. The Company shall, in accordance with Chapter 16, Section 6 of the Finnish Companies Act, (i) concurrently with the filing of the CDTs with the Finnish Trade Register, as set out in Section 2.5(d), apply for an issuance of a public notice to its creditors, and take any other actions required to ensure that the Finnish Trade Register issues the public notice to commence the creditor objection period as reasonably mutually agreed to by APHC and the Company, and (ii) no later than one (1) month before the due date set for creditors, but not prior to acquiring the Company Shareholder Approval, send written notifications of the public notice to its known creditors. In accordance with Regulation 8 of the Irish Merger Regulations, information in respect of any arrangements made for the exercise of the rights of creditors of Irish Holdco shall be included in the filing with the Irish Registrar in respect of the CDTs and the Publication. Pursuant to Regulation 15 of the Irish Merger Regulations, any creditor of Irish Holdco at the date of the Publication shall be entitled to be heard in relation to the confirmation by the Irish High Court of the Merger under Regulation 14 of the Irish Merger Regulations as set out in Section 2.5(j).

(h) Creditors’ Objections. The Company shall inform the other Parties of any objections raised by a creditor (an “Objecting Creditor”) and consult them on measures to be taken to address and resolve such claims as is required to complete the Merger as soon as possible. As and to the extent required to complete the Merger, the Company shall use its reasonable best efforts, and Irish Holdco will reasonably cooperate and assist the Company, to (i) negotiate with an Objecting Creditor to reach an agreement regarding the claim, including by settling such claim if the claim is undisputed and has fallen due or by offering sufficient security for such claim, in order to obtain a written cancellation of the objection from the Objecting Creditor, or (ii) commence a process at a relevant district court to obtain a confirmatory judgement that the underlying receivable of the Objecting Creditor does not exist or has been repaid or the Objecting Creditor has been provided with sufficient security, as applicable, within one (1) month from the due date set forth in the public notice issued to the creditors of the Company.

(i) Pre-Merger Certificates. Each of Irish Holdco and the Company shall use their reasonable best efforts to acquire the pre-merger certificates as referred to in Regulation 13 of the Irish Merger Regulations and in Chapter 16, Section 26 of the Finnish Companies Act (each, the “Pre-Merger Certificate”). In connection therewith, the Company shall, following the APHC Shareholder Meeting and on a date reasonably mutually agreed to by APHC and the Company, notify the Finnish Trade Register and provide the Finnish Trade Register with any necessary documents and confirmations to apply for a Finnish Pre-Merger Certificate to be issued by the Finnish Trade Register and Irish Holdco shall make an application to the Irish High Court and provide the Irish High Court with any necessary documents and confirmations required to obtain an Irish Pre-Merger Certificate.

(j) Final Scrutiny Hearing. As reasonably mutually agreed to by APHC and the Company, upon receiving the Finnish Pre-Merger Certificate from the Finnish Trade Register and the Irish Pre-Merger Certificate from the Irish High Court, the Company and Irish Holdco shall make an application to the Irish High Court for the Final Order and shall provide copies of the Pre-Merger Certificates and any necessary documents and confirmations required by Regulation 14 of the Irish Merger Regulations to the Irish High Court in connection with such application.

(k) Registration of Merger. Upon issuance of the Final Order, the Irish High Court will arrange for the Final Order to be published by the Irish Registrar within 14 days of delivery of the Final Order to the Irish Registrar and the Irish Registrar will notify the Finnish Trade Register of the Final Order.

2.6 Conversion of Company Preference Shares. All Company Preference Shares issued and outstanding immediately prior to the Merger Effective Time shall be automatically converted into Company Ordinary Shares as of immediately prior to the Merger Effective Time pursuant to and in accordance with the conversion mechanism set forth in Article 4.7§ of the Company Articles and Section 4.4D of the Company SHA (the “Conversion”). The Company shall take all actions necessary to (x) cause the Conversion to occur, (y) have such Company Ordinary Shares registered in the Finnish Trade Register, and (z) update the Company’s shareholder register referred to in the Finnish Companies Act to reflect the Conversion and deliver a copy thereof to APHC and Irish Holdco.

2.7 Effects on Shares in Merger.

(a) At the Merger Effective Time, by virtue of the Merger, the Conversion, the CDTs and the Cross Border Merger Laws, and without any action on the part of any Party or the holder of any of its securities, each Company Ordinary Share issued and outstanding immediately prior to the Merger Effective Time (after giving effect to the Conversion and the issuance of the Company Ordinary Shares pursuant thereto), regarding which (i) no redemption demand pursuant to Chapter 16, Section 13 of the Finnish Companies Act has been made, or (ii) if a redemption demand has been made, the redemption process pursuant to Chapter 16, Section 13 of the Finnish Companies Act has lapsed, shall be automatically cancelled and converted into the right to receive a number of fully paid and non-assessable Irish Holdco Ordinary Shares equal to the Exchange Ratio; provided, that the total number of Irish Holdco Ordinary Shares to be received by any holder in respect of such Company Ordinary Shares shall be aggregated and rounded down to the nearest whole number of Irish Holdco Ordinary Shares and any holder who would otherwise be entitled to a fraction of an Irish Holdco Ordinary Share shall receive, in lieu of such fractional Irish Holdco Ordinary Share, cash in an amount equal to the Fractional Share Consideration.

(b) At the Merger Effective Time, and without any action on the part of any Party or the holder of any of its securities, each Company Equity Award issued and outstanding immediately prior to the Merger Effective Time shall be automatically converted (with the holder thereof ceasing to have any rights under the original Company Equity Award on conversion) into an equity award to be settled in Irish Holdco Ordinary Shares on the same terms and conditions as were applicable to such Company Equity Award immediately prior to the Merger Effective Time, including applicable vesting conditions (except for such changes as are (i) required by applicable laws, and (ii) reasonably necessary to prevent the diminution or enlargement of the holder’s rights, including pre-income tax benefits, under the terms of the Company Equity Awards as in effect immediately prior to the Merger Effective Time), equal to the product (rounded down to the nearest whole number) of (i) the number of Company Ordinary Shares subject to such Company Equity Award immediately prior to the Merger Effective Time and (ii) the Exchange Ratio, at an exercise price per share, if applicable, equal to (x) the exercise price per share of such Company Equity Award immediately prior to the Merger Effective Time (rounded up to the nearest whole cent) divided by (y) the Exchange Ratio (such converted awards, the “Converted Awards”); provided, however, that the Parties agree (i) to use commercially reasonable efforts such that the conversion of the Company Equity Awards will be made in a manner consistent with Treasury Regulation Section 1.424-1, and (ii) that the Conversion will not constitute a “modification” of such Company Equity Awards for purposes of Section 409A or Section 424 of the Code (to the extent applicable).

(c) As of the date of this Agreement, the Company has delivered to each of the Major Investors (it being agreed that each Major Investor shall be a third party beneficiary of this Section 2.7(c)) and APHC, and APHC has hereby approved in case of clause (ii), (i) the draft updated shareholder register of the Company referred to in the Finnish Companies Act as of the date of this Agreement, prepared on the assumption that the Series D Preferred Shares have been registered into the Finnish Trade Register and a list as of the date of this Agreement of the name of the holder of each Company Equity Award, Company Warrant and Kreos Warrants referred to and including information set forth in Section 3.3(b), and (ii) the number of Irish Holdco Ordinary Shares constituting part of the Aggregate Share Consideration receivable by each holder of Company Shares, Company Equity Awards, Company Warrants, or Kreos Warrants, pursuant to the terms of this Agreement, assuming the Closing were to occur on the date hereof.

(d) Fractional rights to the Irish Holdco Ordinary Shares shall be pooled and the corresponding Irish Holdco Ordinary Shares sold to market after which the sales proceeds (subtracted with transaction costs) shall be paid to the shareholders otherwise entitled to fractional elements of the Irish Holdco Ordinary Shares in proportion to their rights to fractional Irish Holdco Ordinary Shares (the “Fractional Share Consideration”).

2.8 Transfer of Employees; Employee Participation. Each of Irish Holdco and the Company acknowledges that, due to the Merger, the employees of the Company will become employees of Irish Holdco by operation of law (the “Transfer of Employees”) and that certain statutory requirements regarding the information and cooperation duties apply to the Transfer of Employees under applicable employment Laws and the Cross Border Merger Laws, and undertakes to comply with all such requirements and all requirements under applicable collective bargaining agreements in relation to the Transfer of Employees in connection with the Merger and to coordinate the actions to be taken in relation thereto with each other.

2.9 Tax Treatment of the Transactions. It is intended that for U.S. federal income tax purposes (and for purposes of any applicable state or local Tax that follows the U.S. federal income tax treatment) that the Domestication Merger qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code. Additionally, it is intended that for U.S. federal income tax purposes (and for purposes of any applicable state or local Tax that follows the U.S. federal income tax treatment) that the Merger qualifies as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, and each Party shall, and shall cause any Affiliate or Subsidiary to, use reasonable best efforts to cause the Merger to so qualify and shall file all Tax Returns consistent with, and take no position inconsistent with such Intended Tax Treatment (whether in audits, Tax Returns or otherwise) unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code. The Parties shall not, and shall not cause or permit their respective Affiliates or Subsidiaries to, knowingly take or cause to be taken any action, or knowingly fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent such Tax treatment and references to knowledge for the purposes of this Section 2.9 shall refer only to the actual knowledge of each Party, and each respective Affiliate or Subsidiary. If, before the Closing Date, any Party reasonably determines that the Merger is not likely to qualify for the Intended Tax Treatment and notifies the other Parties in writing accordingly, the Parties shall cooperate in good faith to take the steps that they jointly and reasonably determine to be necessary to meaningfully increase the likelihood that the Transactions will qualify for the Intended Tax Treatment. By executing this Agreement, the Parties hereby adopt a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 with respect to the Transactions. Furthermore, it is intended that for Finnish income tax purposes that the Merger qualifies as a tax neutral merger in accordance with the provisions of Section 52 a, b and e of the Finnish Business Income Tax Act, and for Finnish transfer tax purposes the Merger qualifies a tax exempt merger in accordance with the provisions of Sections 4 and 15 of the Finnish Transfer Tax Act.

2.10 Directors and Officers. The Parties shall cause the Irish Holdco Board and the officers of Irish Holdco, as of immediately following the Merger Effective Time, to be comprised of individuals in the manner set forth in Section 7.23.

2.11 Amended Irish Holdco Memorandum and Articles of Association. Substantially concurrently with the Domestication Merger Effective Time and the Merger Effective Time, Irish Holdco shall adopt the Amended Irish Holdco Memorandum and Articles of Association to, among other things, (a) establish the rights attaching to the Irish Holdco Ordinary Shares to be issued pursuant to the Domestication Merger and the Merger and (b) establish a board of directors in accordance with Section 2.10.

2.12 Establishment of Finnish Branch Office of Irish Holdco. After the date of this Agreement and prior to the Closing Date, Irish Holdco shall (a) establish a branch office in Finland for the purposes of its forming of a permanent establishment of Irish Holdco, including for taxation purposes and receiving all the assets and liabilities transferring from the Company to the Irish Holdco in the Merger and (b) register the branch office in the Finnish Trade Register.

2.13 Closing. Unless this Agreement shall have been terminated pursuant to its terms, the consummation of the Transactions (the “Closing”) shall take place remotely by the electronic exchange of closing deliverables and the taking of the closing actions contemplated herein, at a time and date (the “Closing Date”) that is set forth in the Final Order. The Parties shall use their reasonable best efforts to cause the Closing Date to occur (and be set forth in the Final Order) as soon as practicable after the satisfaction or waiver of the conditions set forth in Article VIII (other than conditions which, by their nature, are to be satisfied on the Closing, but subject to their satisfaction) or such other time and date as may be reasonably mutually agreed to by APHC and the Company.

2.14 Liquidation of APHC. As soon as is reasonably practicable after the Merger Effective Time, and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Cayman Islands Companies Act, the Liquidation shall be consummated and all assets of APHC transferred to and liabilities assumed by Irish Holdco. The Liquidation will be consummated immediately upon receipt of approval from the Cayman Registrar (the “Liquidation Effective Time”). Without limiting the generality of the foregoing, and subject thereto, at the Liquidation Effective Time, by virtue of the liquidation and without any further action on the part of the Parties or the holders of any of the securities of APHC, all of the property, rights, privileges, powers, franchises, debts, liabilities, and duties of APHC shall vest in Irish Holdco.

2.15 Taking of Necessary Action; Further Action. If, at any time after the Domestication Merger Effective Time, Merger Effective Time or Liquidation Effective Time, as the case may be, any further action is necessary or desirable to carry out the purposes of this Agreement, each Party and their respective officers and directors will take all such lawful and necessary action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Except as set forth in the Company Disclosure Letter (subject to Section 10.13), the Company hereby represents and warrants to the other Parties hereto as of the date hereof and as of the Closing, as follows:

3.1 Organization; Authority; Enforceability.

(a) The Company (i) is duly organized or formed, validly existing, and in good standing under the Laws of Finland, (ii) is duly qualified or licensed and in good standing (or the equivalent, and where such concept of good standing is applicable) to do business in each jurisdiction in which the nature of its business or the ownership, lease or use of its properties or assets makes such qualification necessary, except where the failure to be so licensed or qualified or in good standing (or the equivalent) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (iii) has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its businesses as presently conducted. The Company has the corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder to consummate the Transactions, and has taken all corporate or other legal entity action (other than the Company Shareholder Approval) that is necessary in order to execute, deliver and perform its obligations hereunder and thereunder to consummate the Transactions.

(b) The Company Board has duly approved and authorized the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is or will be a party and the Transactions and determined that this Agreement, the Ancillary Agreements and the Transactions are in the best interests of the Company and its shareholders. Subject to the Company Shareholder Approval, no other corporate proceedings on the part of the Company Entities (including any action by the Company Board or holders of Equity Interests of the Company Entities) are necessary to approve and authorize the execution, delivery and performance of this Agreement and the Ancillary Agreement to which it is or will be a party and to consummate the Transactions. The Company SHA Approval has been obtained by the Company in accordance with applicable Laws, the Company Articles and the Company SHA.

(c) This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by the other Parties, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles. Correct and complete copies of the Company Governing Documents and the Company SHA, each as in effect on the date hereof have been made available to APHC, and the Company is not in violation of the Company Governing Documents or the Company SHA.

(d) Each Company Subsidiary: (i) is duly organized, validly existing and in good standing (or the equivalent, and where such concept of good standing is applicable) under the Laws of its jurisdiction of organization; (ii) has all requisite corporate, partnership, limited liability company or other organizational, as applicable, power and authority to own, lease and use its properties and assets and to conduct its business as it is currently being conducted; and (iii) is duly qualified or licensed and in good standing (or the equivalent, and where such concept of good standing is applicable) to do business in each jurisdiction in which the nature of its business or the ownership, lease or use of its properties or assets makes such qualification necessary, except, in each case, where the failure to be so licensed or qualified or in good standing (or the equivalent) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the Company Subsidiaries are in violation of their respective Governing Documents in any material respect.

3.2 Noncontravention. Except for receipt of the Company Shareholder Approval and the filings pursuant to Article II and Section 7.6, the execution, delivery and performance of this Agreement by the Company and of the Ancillary Agreements to which it is or will be a party, and the consummation of the Transactions, do not and will not (a) conflict with or result in any breach of any of the terms, conditions or provisions of, (b) constitute a default under (whether with or without the giving of notice, the passage of time or both), (c) result in a violation of, (d) give any third party the right to terminate or accelerate, or cause any termination or acceleration of, any right or obligation under, (e) result in the creation of any Lien (other than Permitted Liens) upon the Company Shares or any other Equity Interests of the Company Entities, (f) require any approval under, from or pursuant to, or (g) require any filing with, (i) any Material Contract or material Lease, (ii) any Company Governing Document or the Company SHA, or (iii) any Governmental Entity under or pursuant to any Law or Order to which the Company Entities are bound or subject; provided, that with respect to the foregoing clause (i) or clause (iii), except as would not have a Material Adverse Effect.

3.3 Capitalization.

(a) As of the date hereof, (i) 60,764,711 Company Ordinary Shares are issued and outstanding, (ii) 182,977,473 Company Preference Shares are issued and outstanding, of which 10,118,760 shares are designated as Company Series A Preferred Shares, 60,549,235shares are designated as Company Series B Preferred Shares, 54,675,890 shares are designated as Company Series C Preferred Shares, 57,633,588 Company Series D Preferred Shares have been subscribed for, and are being registered with, the Finnish Trade Register, (iii) 39,359,180 Company Ordinary Shares are underlying outstanding Company Equity Awards, of which 28,920,733 Company Ordinary Shares are underlying Company Equity Awards that are vested as of such date and 10,438,447 Company Ordinary Shares are underlying outstanding Company Equity Awards that are not vested as of such date, (iv) 8,772,535 Company C Preferred Shares are subject to be issued upon exercise of, or underlying outstanding, Company Warrants, and (v) 835,185 Company B Preferred Shares are subject to be issued pursuant to the Kreos Warrants. As of the date of this Agreement, except for (i) exercised Company Equity Awards where the issuance of Company Ordinary Shares is pending either approval by the Company Board or registration at the Finnish Trade Register, and (ii) exercised Company Warrants where the issuance of Company Preference Shares is pending either approval by the Company Board or registration at the Finnish Trade Register, all issued and outstanding Company Shares are duly authorized, validly issued, fully paid and are registered on the books of the Company in the name of the record holders set forth on Section 3.3(a) of the Company Disclosure Letter. All shares that may be issued upon the settlement of outstanding equity awards or Company Equity Awards, Company Warrants or Kreos Warrants will be, when issued, paid for and registered with the Finnish Trade Register, duly authorized, validly issued and fully paid.

(b) All Company Shares are registered with the Finnish Trade Register and represent 100% of the issued and registered share capital of the Company. No share certificates have been issued with respect to the Company Shares. With respect to the Company Shares, Section 3.3(b) of the Company Disclosure Letter sets forth a true, complete and accurate copy of the shareholder register of the Company referred to in the Finnish Companies Act as of the date of this Agreement (including information on the address and country of residence of each shareholder as required by the Finnish Companies Act) and such shareholders’ register correctly reflects information received by the Company from its shareholders regarding the country of residence of the shareholders. With respect to each Company Equity Award, Company Warrant, and Kreos Warrants, Section 3.3(b) of the Company Disclosure Letter sets forth a true, complete and accurate list as of the date of this Agreement of the name of the holder of each Company Equity Award, Company Warrant, or Kreos Warrants (including information on the country of residence of each such holder), the Company Shares (number and class) to which such Company Equity Award, Company Warrant, or Kreos Warrants entitles the holder, and the grant date, vesting schedule and exercise price, if applicable, with respect to each Company Equity Award, Company Warrant, or Kreos Warrants and the number of vested and unvested instruments. With respect to the capitalization of the Company, Section 3.3(b) of the Company Disclosure Letter sets forth a true, complete and accurate description of the holding of all Equity Interests in the Company (by holder, class, and vested and unvested interests, and on a non-fully and fully diluted basis). Updates as of the Closing Date of the above-mentioned register, list and description which the Company shall provide to APHC and Irish Holdco on or prior to the Closing, set forth true, complete and accurate information on such items as of the Closing Date. Except as set forth in Section 3.3(a), there are no Equity Interests of any kind of the Company authorized or outstanding. The shareholder register and the list of the holders of the Company Equity Awards, Company Warrants, and Kreos Warrants included in the Company Disclosure Letter correctly reflect information received by the Company from its shareholders and holders of the Company Equity Awards, Company Warrants, and Kreos Warrants regarding the country of residence. The Company has fewer than a total of 150 shareholders and holders of Company Equity Awards, Company Warrants, and Kreos Warrants in any one EU member state who are non-qualified investors as provided in the EU Prospectus Regulation.

(c) Except as set forth on Section 3.3(c) of the Company Disclosure Letter:

(i) there are no outstanding or authorized options, warrants, Contracts, calls, puts, rights to subscribe, conversion rights or other similar rights to which the Company is a party or which are binding upon the Company providing for the offer, issuance, redemption, exchange, conversion, voting, transfer, disposition or acquisition of any of the Equity Interests of the Company or its Subsidiaries, including Company Shares;

(ii) the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of its Equity Interests, including the Company Shares;

(iii) the Company is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting, sale or transfer of any of its Equity Interests, including the Company Shares;

(iv) other than statutory rights provided under the Finnish Companies Act and as provided under the Company SHA, there are no contractual equityholder preemptive or similar rights, rights of first refusal, rights of first offer or registration rights in respect of Equity Interests of the Company or its Subsidiaries, including the Company Shares;

(v) There are no outstanding or authorized Company Equity Awards, or other securities, whether actual or derivative, and whether structured as performance shares, performance-based units, market stock units, stock appreciation rights, restricted stock, restricted stock units, phantom units, deferred stock units or dividend equivalents, profit participation or similar rights or obligations of the Company or its Subsidiaries;

(vi) the Company has not violated in any material respect any applicable Laws, or to the Knowledge of the Company, any material preemptive or similar rights created by applicable Law (to the Knowledge of the Company as to Laws other than the Laws of Finland and the United States of America), Company Governing Documents or Contracts to which the Company or its Subsidiaries is a party, in connection with the offer, sale or issuance of any of Equity Interests of the Company or its Subsidiaries, including Company Shares; and

(vii) other than pursuant to applicable Law, the Company SHA and the EIB Loan, there are no contractual restrictions which prevent the payment of dividends or distributions by the Company or its Subsidiaries.

(d) Section 3.3(d) of the Company Disclosure Letter sets forth a true and complete list of all of the Company’s Subsidiaries as of the date of this Agreement, together with their respective jurisdictions of organization, authorized capital stock, number of shares issued and outstanding and record ownership of such shares. Except as set forth in Section 3.3(d) of the Company Disclosure Letter, the Company does not have any Subsidiaries or own or hold, directly or indirectly, any equity or other security interest in any other Person. All of the issued and outstanding shares of capital stock of, or other equity or voting interests in, the Company’s Subsidiaries (the “Subsidiary Shares”) have been duly authorized and validly issued and are fully paid and non-assessable. All of the Subsidiary Shares are owned, directly or indirectly, of record and beneficially by the Company, free and clear of all Liens (other than Permitted Liens).

(e) Except for the Subsidiary Shares, there are no equity securities of any class of any of the Company’s Subsidiaries or any securities convertible into or exchangeable or exercisable for any such equity securities issued, reserved for issuance or outstanding. There are no outstanding or authorized options, warrants, convertible securities, subscriptions, call rights, redemption rights, repurchase rights or any other contractual rights, agreements, arrangements or commitments of any kind relating to the issued or unissued capital stock of any of the Company’s Subsidiaries or obligating the Company or any of its Subsidiaries to issue or sell any shares of capital stock of, or any other interest in, any of the Company’s Subsidiaries. There are no outstanding or authorized stock appreciation rights, phantom stock, performance-based rights or profit participation or similar rights or obligations of any of the Company’s Subsidiaries. There are no voting trusts, shareholder agreements, proxies or other agreements or understandings in effect with respect to the voting or sale or transfer of any of the Subsidiary Shares or any other Equity Interests of any of the Company’s Subsidiaries.

3.4 Financial Statements; Internal Controls; No Undisclosed Liabilities.

(a) The Company has prepared and delivered to APHC (i) the audited consolidated financial statements as described in Section 3.4(b) consisting of the balance sheets and related statements of operations and income, cash flows and shareholders’ equity of the Company and its Subsidiaries as of and for the fiscal years ended September 30, 2020 and related notes, accompanied by an audit report of the Company’s independent public accountants (the “Audited Financial Statements”); and (ii) the unaudited consolidated IFRS financial statements as described in Section 3.4(b) consisting of the balance sheets and related statements of operations and income, cash flows and shareholders’ equity of the Company and its Subsidiaries as of and for the fiscal year ended September 30, 2021 (the “Unaudited Financial Statements,” and together with the Audited Financial Statements, the “Financial Statements”).

(b) The Financial Statements have been derived from the books and records of the Company and its Subsidiaries. The (i) Audited Financial Statements have been prepared in all material respects in accordance with FAS (Finnish Accounting Standards) applied on a consistent basis throughout the periods indicated therein (except as may be indicated in the notes thereto) and (ii) Unaudited Financials have been prepared in all material respects in accordance with IFRS applied on a consistent basis throughout the periods indicated therein (except as may be indicated in the notes thereto). The Financial Statements fairly present, in all material respects, the financial condition as of the respective dates thereof and the operating results of the Company Entities for the periods covered thereby.

(c) The Closing Company Audited Financial Statements and any Closing Company Unaudited Financial Statements will be derived from the books and records of the Company and its Subsidiaries. The Closing Company Audited Financial Statements, together with any Closing Company Unaudited Financial Statements, will (i) be prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated therein and (ii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Company Entities as of dates thereof and for the periods indicated therein, all in accordance and compliance with U.S. GAAP and applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act, as applicable, subject, in the case of any Closing Company Unaudited Financial Statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes, or the inclusion of limited notes, and other presentation items for normal year-end adjustments to the extent permitted by Regulation S-X or Regulation S-K of the SEC, as applicable. No financial statements other than those consolidated financial statements of the Company Entities are required by U.S. GAAP to be included in the Closing Company Audited Financial Statements.

(d) Each of the independent auditors of the Company, with respect to their reports as have been included in the Audited Financial Statements, and as will be included in the Closing Company Audited Financial Statements, is and will be, as applicable, an independent registered public accounting firm within the meaning of the Securities Act and Exchange Act and the applicable rules and regulations adopted by FAS with respect to the Audited Financial Statements and the SEC and the PCAOB with respect to the Closing Company Audited Financial Statements. The Closing Company Audited Financial Statements will be audited in accordance with the standards of the PCAOB.

(e) The Company maintains internal accounting controls that are sufficient to provide reasonable assurances: (i) that transactions are executed in accordance with management’s general or specific authorizations in all material respects; (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with FAS, IFRS or U.S.

GAAP (as applicable) and to maintain asset accountability; (iii) any material information concerning the Company Entities is timely communicated to management responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements as appropriate; and (iv) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the applicable accounting standards.

(f) None of the Company Entities has identified or been made aware of (and none of their employees or independent auditors have identified or been made aware of) (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company Entities, (ii) any fraud, whether or not material, that involves the Company Entities’ management or other employees or Affiliates who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company Entities, or (iii) any claim or allegation regarding any of the foregoing or any whistleblower complaint or report whether regarding the foregoing or any other matter.

(g) The Company Entities have no Liabilities of the type required to be set reflected or reserved for on a consolidated balance sheet of the Company Entities prepared in accordance with IFRS or FAS, as the case may be, other than Liabilities (i) set forth in or reserved against in the Financial Statements or notes thereto, (ii) that have arisen in the Ordinary Course of Business since the date of the most recent balance sheet included in the Financial Statements, or (iii) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Agreements or the consummation of the Transactions.

(h) The Company Entities do not maintain any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K promulgated under the Securities Act.

3.5 Absence of Certain Developments. Except as contemplated by this Agreement, since September 30, 2021 to the date of this Agreement, (a) the Company Entities have conducted their business in the Ordinary Course of Business in all material respects (except (i) in connection with the execution and delivery of this Agreement and the consummation of the Transactions and the issuance of the Company Series D Preferred Shares and related actions, or (ii) as required by applicable Laws, including COVID-19 Measures), (b) there has not been any Material Adverse Effect, and (c) the Company Entities have not taken any action or failed to take any action that would, if taken or failed to be taken after the date of this Agreement, would constitute a breach, or require APHC’s consent, under clauses (ii), (v), (vii), (viii), (ix), (xi), (xix), or (xx) of Section 6.1(b).

3.6 Real Property.

(a) The Company Entities do not own, or otherwise have an interest in, any real property or premises, including under any Lease, sublease, space sharing, license or other occupancy agreement.

(b) Set forth on Section 3.6(b) of the Company Disclosure Letter is a correct and complete list (with the address) of all Leases of the Company Entities as of the date of this Agreement. With respect to each of the Leases: (i) the Company Entities do not sublease, license or otherwise grant to any Person the right to use or occupy the Leased Real Property or any portion thereof; (ii) the Company Entity’s possession and quiet enjoyment of the Leased Real Property under such Lease, to the extent applicable, is not being disturbed in any material respect, (iii) the Company has made available to APHC a correct and complete copy of all Leases; and (iv) the Company Entities are not in material default under any such Lease nor, to the Knowledge of the Company, has an event occurred which would, with the giving of notice or the expiration of time, result in such material default by them or by any other party to such Lease.

(c) To the Knowledge of the Company, there are no latent defects or adverse physical conditions affecting the Leased Real Property, and improvements thereon, other than those that would not, individually or in the aggregate, reasonably be expected to be material to the Company Entities.

(d) Each Leased Real Property: (i) has been used, operated and maintained in accordance and in all material respects with the applicable Leases and otherwise in all material respects in accordance with all applicable Laws, and (ii) is supplied with utilities and other services reasonably necessary for the operation of such Leased Real Property by the Company as currently conducted.

3.7 Tax Matters.

(a) The Company and its Subsidiaries have timely filed all Income Tax Returns and other material Tax Returns required to be filed by them pursuant to applicable Laws (taking into account any validly obtained extensions of time within which to file). All Income Tax Returns and other material Tax Returns filed by the Company and its Subsidiaries are correct and complete in all material respects, have been prepared in material compliance with all applicable Laws, and accurately set forth all items to the extent required to be reflected or included in such Tax Returns. All material Taxes due and payable by the Company and its Subsidiaries have been timely paid (whether or not shown as due and payable on any Tax Return). The Company and its Subsidiaries have duly maintained all records in relation to Taxes which they are required to maintain by law.

(b) All material transactions and agreements entered into by the Company or its Subsidiaries with each other, their shareholders or any of their respective Affiliates have been made on terms and conditions which do not in any material way deviate from what would have been agreed between independent parties (i.e., at an arm’s length).

(c) Neither the Company nor any of its Subsidiaries has agreed or is required to make any adjustments pursuant to Section 482 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) with respect to the business of the Company or any Subsidiary. Neither the Company nor any of its Subsidiaries has received any notice from the IRS or other relevant Tax Authority proposing any such adjustment or change. The Company and each Subsidiary are in compliance in all material respects with all transfer pricing requirements in all jurisdictions in which the Company or such Subsidiary, as the case may be, does business. None of the transactions between the Company or any Subsidiaries of the Company and other related Persons is subject to any material adjustment, apportionment, allocation nor recharacterization under any Law, and all such transactions have been effected on an arm’s length basis.

(d) The Company and its Subsidiaries have timely and properly withheld or collected and paid to the applicable Taxing Authority all material amounts of Taxes required to have been withheld and paid by it in connection with any amounts paid or owing to any employee, independent contractor, creditor, equityholder or other third party and all material sales, use, ad valorem, value added, and similar Taxes and has otherwise complied in all material respects with all applicable Laws relating to such withholding, collection and payment of Taxes.

(e) No written claim has been made by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns, or pay Tax, that the Company or any such Subsidiary (as applicable) is or may be subject to taxation, or required to file Tax Returns in, that jurisdiction, which claim has not been settled or resolved. The Tax Returns made available to APHC reflect all of the jurisdictions in which any Company Entity is required to file Tax Returns or remit Tax.

(f) Neither the Company nor any of its Subsidiaries is currently nor has it been within the past five (5) years the subject of any Tax Proceeding with respect to any material Taxes or Tax Returns of or with respect to the Company or any Subsidiary, no such Tax Proceeding is pending and no such Tax Proceeding has been threatened, in each case, that has not been settled or resolved. All material deficiencies for Taxes asserted or assessed in writing against the Company and its Subsidiaries have been fully and timely (taking into account applicable extensions) paid, settled or withdrawn, and, to the Knowledge of the Company, no such deficiency has been threatened or proposed against the Company or any of its Subsidiaries.

(g) There are no outstanding agreements extending or waiving the statute of limitations applicable to any Tax or Tax Return with respect to the Company or any of its Subsidiaries or extending a period of collection, assessment or deficiency for Taxes due from or with respect to the Company or any of its Subsidiaries, which period (after giving effect to such extension or waiver) has not yet expired, and no written request for any such waiver or extension is currently pending. Neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time (other than an automatic extension of time not requiring the consent of the applicable Governmental Entity) within which to file any Tax Return not previously filed. No private letter ruling, administrative relief, technical advice, or other similar ruling or request has been granted or issued by, or is pending with, any Governmental Entity that relates to any Taxes or Tax Returns of the Company or any of its Subsidiaries that would have a Material Adverse Effect on the Company or any of its Subsidiaries following September 30, 2021.

(h) Neither the Company nor any of its Subsidiaries, or its legal predecessors, has entered into, been a party to or promoted any scheme or arrangement which has no commercial purpose or of which one of the principal purposes was the avoidance of or the reduction in or the deferral of a liability to Tax or change of income type for Tax purposes. The recipient of any payment made by any Company Entity, or its legal predecessors, has been the beneficial owner of such income.

(i) No stock option under the Equity Incentive Plans has an exercise price that has been or may have been less than the fair market value of a Share as of the date such stock option was granted.

(j) The Company or any of its Subsidiaries, or its legal predecessors, has at all times been resident in the jurisdiction of its incorporation for Tax purposes and is not and has not at any time been treated or claimed by a tax authority to be treated as resident in, or as having an office, place of management, permanent establishment, permanent representative, or fixed place of business in, any other jurisdiction for Tax purposes, except for the Company’s permanent establishment in Sweden. Neither the Company nor any of its Subsidiaries, or its legal predecessors, has been notified by any Governmental Entity that it is or may be subject to taxation by, or required to file Tax Returns in, a jurisdiction where it does not pay any taxes or file any Tax return, nor subject to exit taxation (including but not limited due to transfer of tax residence on the basis of place of management or place of effective management in another jurisdiction or termination of taxation power of a jurisdiction on assets or business) in Finland or any other country.

(k) Neither the Company nor any of its Subsidiaries, or its legal predecessors, has ever been a member of an affiliated group filing a consolidated, joint, unitary, or combined Tax Return other than any such group the common parent of which was the Company or such Subsidiary, and has no Liability for Taxes of any other Person (whether arising under contract, by operation of Law, by reason of being a successor or transferee, or otherwise), other than pursuant to an Ordinary Course Tax Sharing Agreement.

(l) The Company and its Subsidiaries, or its legal predecessors, have accurately and timely complied with all applicable regulatory notifications and other liabilities towards any Tax authorities, including but not limited to, any reportable arrangements under EU Directive 2011/16 on mandatory disclosure and exchange of cross-border tax arrangement (“DAC6”), and Foreign Account Tax Compliance Act of the United States of America (“FATCA”).

(m) The Company or any of its Subsidiaries, or its legal predecessors, has correctly handled any Tax, social security, insurance, reporting, registration, employment, visa, work permit, immigration or similar obligations in any jurisdictions where they may have or have had employees.

(n) Neither the Company nor any of its Subsidiaries “participate” or has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of U.S. state or local or non-U.S. Tax Law).

(o) Neither the Company nor any of its Subsidiaries will be required to include any material item of income, or exclude any material item of deduction, for any period (or portion thereof) after the Closing Date (determined with and without regard to the transactions contemplated by this Agreement) as a result of: (i) an installment sale transaction occurring before the Closing governed by Section 453 of the Code (or any similar provision of state, local or non-U.S. Laws) or open transaction; (ii) a disposition occurring before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. Laws); (iii) any prepaid amounts received prior to the Closing or deferred revenue realized, accrued or received outside the Ordinary Course of Business prior to the Closing; (iv) a change in method of accounting with respect to a Pre-Closing Tax Period that occurs or was requested prior to the Closing (or as a result of an impermissible method used in a Pre-Closing Tax Period), or (v) an agreement entered into with any Governmental Entity (including a “closing agreement” under Section 7121 of the Code) on or prior to the Closing. Neither the Company nor any Subsidiary has ever been or ever owned any (i) “controlled foreign corporation” within the meaning of Section 957 of the Code (“CFC”) or (ii) “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the Code and (iii) neither the Company nor any of its Subsidiaries expects to be classified as a CFC or as a PFIC in the year of the Closing Date.

(p) There is no Lien for Taxes on any of the assets of the Company or any of its Subsidiaries, other than Permitted Liens.

(q) The Company and its Subsidiaries do not have any Liability for Taxes or any portion of a Tax (or any amount calculated with respect to any portion of a Tax) of any other Person as a successor or transferee, by contract, by operation of Law, or otherwise (other than pursuant to an Ordinary Course Tax Sharing Agreement). Neither the Company nor any of its Subsidiaries is party to or bound by any Tax Sharing Agreement, except for any Ordinary Course Tax Sharing Agreement, or ever been a party to any joint venture, partnership or other arrangement that is properly treated as a partnership for Tax purposes.

(r) Since September 30, 2021, neither the Company nor any of its Subsidiaries has incurred a material liability for Taxes outside its Ordinary Course of Business, other than any such liability arising in connection with the transactions contemplated by this Agreement. The Financial Statements adequately reflect, and the Closing Company Audited Financial Statements will adequately reflect (in accordance with IFRS and U.S. GAAP, as applicable), in each case, as of the date thereof, the accrual of the Tax liability of the Company and its subsidiaries with respect to Pre-Closing Taxes that are not yet due or payable.

(s) The Company has made available to APHC true and correct copies of all material income or franchise Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years starting on September 30, 2016.

(t) The Company is and has at all times since its formation been properly classified as an association taxable as a corporation for U.S. federal (and, where applicable, state and local) income Tax purposes.

(u) Neither the Company nor any of its Subsidiaries has taken any action (nor permitted any action to be taken), and is not aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment. The Company is not aware of any plan or intention to cause Irish Holdco to be liquidated (for U.S. federal income tax purposes) following the Merger.

(v) Neither the Company nor any of its Subsidiaries is or has, in the five year period ending on the date hereof, been a “United States Real Property Holding Corporation” within the meaning of Section 897 of the Code.

(w) Neither the Company nor any Subsidiary is eligible for the benefits of a special tax regime or contractual arrangement or other tax holiday or similar arrangement under federal, state, local or foreign law (including an exemption from or reduction in the rate of otherwise applicable Tax), for which it is not fully in compliance with all relevant requirements. To the extent the Company or any such Subsidiary is eligible for such benefits, this Agreement and the closing of the Transaction/transactions contemplated hereunder will not end or otherwise affect such eligibility.

(x) To the Knowledge of the Company, neither the Company nor any Subsidiary, or any legal predecessor, has been involved in any transaction or practice which is described in relevant guidance as, or as substantially similar to, a transaction, arrangement or practice which could be considered as Tax avoidance or Tax evasion. The Company and its Subsidiaries are in compliance with the law governing Taxes (including value added tax and the national laws implementing any provision of Council Directive (EU) 2016/116 of 12 July 2016 laying down rules against tax avoidance practices that directly affect the functioning of the internal market and Council Directive (EU) 2017/952 of 29 May 2017 amending Directive (EU) 2016/1164 as regards hybrid mismatches with third countries).

(y) Neither the Company nor any of its Subsidiaries has within the two years prior to Closing constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Sections 355 and 361 of the Code.

(z) The Company is not an investment company, as defined in Sections 368(a)(2)(F)(iii) and (iv) of the Code.

(aa) The Company is not under the jurisdiction of a court in a Title 11 or similar case (within the meaning of Section 368(a)(3)(A) of the Code).

(bb) Pursuant to the Merger, to the Company’s Knowledge, each Company shareholder will receive Irish Holdco Ordinary Shares having a fair market value that is equal or approximately equal to the fair market value of the Company Shares surrendered by such Company shareholder.

(cc) To the Knowledge of the Company, there is no fact or circumstance that would cause Irish Holdco, following the Merger Effective Time, to either be a tax resident of a jurisdiction other than Ireland or to be a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code.

(dd) Neither the Company nor any of its Subsidiaries constitutes a “surrogate foreign corporation” as defined in Section 7874(a)(2)(B) of the Code or a domestic corporation as a result of the application of Section 7874(b) of the Code, and none of the Company’s Subsidiaries constitutes an “expatriated entity” as defined in 7874(a)(2)(A) of the Code.

3.8 Contracts.

(a) Section 3.8(a) of the Company Disclosure Letter sets forth a correct and complete list of the following Contracts to which a Company Entity is party or by which any of the Company Entities or their assets or properties are bound as of the date of this Agreement (collectively, the “Material Contracts”):

(i) any Contract pursuant to which a Company Entity is, as of the date of this Agreement, entitled to receive or obligated to pay more than EUR 0.5 Million in any fiscal year;

(ii) any Contract that requires a Company Entity to purchase its total requirements of any product or service from any other Person or contains “take or pay” or similar provisions;

(iii) except for covenants contained in the Company SHA, any Contract that limits or purports to limit the ability of the Company Entities to compete in any line of business, with any Person, in any geographic area or during any period of time, including by limiting the ability to sell any particular services or products to any Person;

(iv) any Contract requiring any future capital expenditures by a Company Entity, other than customer contracts entered into on an arm’s length basis in the Ordinary Course of Business, and where the Company’s obligations do not cause the Contract to be a Material Contract under clause (i) hereof;

(v) any Contract relating to the creation, incurrence, assumption or guarantee of any Indebtedness in excess of EUR 0.5 Million;

(vi) any Contract that provides for the indemnification or assumption of any Liability of any Person by a Company Entity (other than the Liability of another Company Entity) that is or would reasonably be expected to be material to the Company Entities, taken as a whole;

(vii) any Contract (A) that relates to any acquisition or disposition of any business, stock or assets of any Person or any real property by any Company Entity (whether by merger, sale of stock, sale of assets or otherwise) having a value in excess of EUR $1.0 million, or (B) pursuant to which a Company Entity has any material continuing earn out or similar contingent payment obligations in excess of EUR 0.5 Million;

(viii) any Contract that provides for the establishment or operation of any joint venture, partnership, joint development, strategic alliance or similar arrangement involving a commitment by a Company Entity of more than EUR 0.5 Million;

(ix) any broker, distributor, dealer, manufacturer’s representative, original equipment manufacturer, manufacturing, value-added, remarketer, reseller or independent software vendor, franchise, agency, sales promotion, sales representative, market research, marketing consulting or advertising Contract including for use or distribution of the Company Products and Processes, Company Technology or services of the Company Entities (other than agreements with marketing agencies, resellers and channel partners entered into in the Ordinary Course of Business);

(x) any Contract relating to the development, manufacturing or distribution of the Company Products and Processes or Company Technology (other than Contracts between a Company Entity and a Contributor) that constitute licenses of Core IP;

(xi) any Contract involving any resolution or settlement of any actual or threatened Proceeding or that provides for any injunctive or other non-monetary relief, in each case, to the extent any Company Entity remains subject to material obligations under such Contract and is material to the Company Entities, taken as a whole;

(xii) any hedging, swap, derivative or similar Contract with a value in excess of EUR 0.5 Million;

(xiii) any collective bargaining agreement;

(xiv) any Contract with any (x) Material Supplier or (y) Material Customer;

(xv) any (x) Contract for the employment or engagement of any director, officer, employee or individual independent contractor (A) providing for an annual base compensation in excess of EUR 250,000 and (B) not terminable upon 60 days’ notice or less without any material Liability to a Company Entity in excess of that required under applicable Law, or (y) Contract requiring the payment of any compensation by a Company Entity in excess of EUR 250,000 that is triggered solely as a result of the consummation of the Transactions;

(xvi) any Contract pertaining to Core IP (A) under which any Person licenses or provides to a Company Entity any Intellectual Property or Technology that is material to the Company Entities, taken as a whole (including through covenants not to sue, non-assertion provisions, or releases or immunities from suit that relate to Intellectual Property or Technology), other than Contracts for Shrink-Wrap Code or Publicly Available Software; or (B) pursuant to which a Company Entity has granted, licensed, disclosed or provided any Company Intellectual Property to any Person (or granted an option to do any of the foregoing), including any Contracts containing covenants not to sue, non-assertion provisions, releases or immunities from suit or options for any of the foregoing that relate to Company Intellectual Property, other than non-exclusive licenses in object code form granted in the Ordinary Course of Business, including such licenses pursuant to the Company’s standard form end-user license agreement, and non-disclosure agreements entered into for purposes of enabling the counterparty to evaluate Company Technology;

(xvii) any Contract pursuant to which any Person (other than a Company Entity) has guaranteed the Liabilities of a Company Entity having a value in excess of EUR 0.5 Million;

(xviii) any Contract that constitutes or provides for a Company Affiliated Transaction;

(xix) any Lease relating to the Leased Real Property; and

(xx) any other Contract that is or would reasonably be expected to be material to the Company Entities, taken as a whole.

(b) The Company has made available to APHC correct and complete copies of each Material Contract (including all modifications, amendments, supplements, annexes and schedules thereto). Each Material Contract is in full force and effect and to the Knowledge of the Company is a valid and binding agreement enforceable against a Company Entity and any other party thereto in accordance with its terms, in each case, subject to bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles. Neither the Company nor any other Company Entity nor, to the Knowledge of the Company, any other party to any Material Contract is in breach of or default under any Material Contract where such breach or default would reasonably be expected to have a Material Adverse Effect. Since September 30, 2021, no Company Entity has delivered a written notice to and no Company Entity has received a written notice from, a counterparty to any Material Contract that such Company Entity or counterparty, as applicable, intends to terminate the Material Contract. Since September 30, 2021, no event or circumstance has occurred that, with or without notice or lapse of time or both, would (i) constitute a material breach of or event of default by, or (ii) result in a right of termination for any Company Entity or, to the Knowledge of the Company, any other party under any Material Contract.

(c) Set forth on Section 3.8(c) of the Company Disclosure Letter is a list of each of the Material Suppliers and the Material Customers. Since September 30, 2021, no such Material Supplier or Material Customer has canceled, terminated or, to the Knowledge of the Company, materially and adversely altered its relationship with the Company Entities or threatened in writing to cancel, terminate or materially and adversely alter its relationship with the Company Entities. There have been no material disputes between a Company Entity and any Material Supplier or Material Customer since September 30, 2021.

(d) None of the Company Entities has been since the Lookback Date or is currently suspended or disbarred from bidding on Contracts or subcontracts for or with any Governmental Entity (“Government Contracts”) and no suspension or debarment actions have been commenced or, to the Knowledge of the Company, threatened against any of the Company Entities or any of such Company Entity’s directors, officers or employees. None of the Company Entities has received any written notice that they are being audited (other than routine audits in the Ordinary Course of Business) or investigated by any Governmental Entity with respect to any Government Contracts. Each of the Company Entities conducts (and has at all times conducted) their operations in material compliance with the requirements of all applicable Laws and regulations pertaining to all Government Contracts and bids for Government Contracts. The Company Entities do not currently have in effect, nor are they required to have in effect, any security clearances from any Governmental Entity in connection with the operation of their business.

3.9 Intellectual Property.

(a) Section 3.9(a) of the Company Disclosure Letter lists (i) all Company Registered Intellectual Property, (ii) all other Core IP, and (iii) any proceedings or actions pending or, to the Knowledge of the Company, threatened before any court, arbiter or tribunal (including the United States Patent and Trademark Office or equivalent authority or registrar anywhere in the world) to which a Company Entity is or was in the past three (3) years a party and in which claims are or were raised relating to the validity, enforceability, scope, ownership or infringement, misappropriation or other violation of any of the Intellectual Property set forth in Section 3.9(a) of the Company Disclosure Letter. The Company Intellectual Property set out in Section 3.9(a) of

the Company Disclosure Letter comprises a true, complete and accurate list of all Company Intellectual Property which is material to the business of the Company Entities as currently conducted and contemplated to be conducted. To the Knowledge of the Company, each item of Company Registered Intellectual Property is subsisting, valid and enforceable. The Company Entities have taken reasonable and appropriate steps, consistent with good business practice, to register, protect, maintain and safeguard the Company Intellectual Property of the Company Entities and have executed appropriate nondisclosure and confidentiality agreements and made all appropriate filings, registrations and payments of fees in connection with the foregoing. All applications, filings, registrations, maintenance, renewals, fees and Taxes payable in respect of all Company Registered Intellectual Property have been made/paid when due and none is at the time of Completion outstanding, and each such item is currently in compliance with the requirements of applicable Laws (including payment of filing, examination, and maintenance fees and proofs of use). No Company Entity or any of its employees, officers or directors has taken any actions or failed to take any actions that would cause any Company Registered Intellectual Property to be invalid, unenforceable or not subsisting.

(b) To the Knowledge of the Company, the Company Registered Intellectual Property and any other Core IP are either: (i) solely and exclusively owned (except where Appendix 3.9(a)(2) of the Company Disclosure Letter indicates that such ownership is not sole and exclusive) by the Company Entities, free and clear of all Liens other than Permitted Liens; or (ii) to the extent indicated in Appendix 3.9(a)(2) of the Company Disclosure Letter licensed by way of valid and enforceable license agreements to the Company Entities.

(c) To the Knowledge of the Company, the design, development, use, import, branding, advertising, promotion, marketing, manufacture, sale, offer for sale, performance, provision, publication, display, making available, distribution and licensing out of any Company Product and Process and the operation of the business of the Company Entities as previously or currently conducted and as currently contemplated to be conducted by the Company Entities has not in the past six (6) years infringed, misappropriated or otherwise violated and does not currently infringe, misappropriate or otherwise violate, any Intellectual Property of any Person. There are no Proceedings pending or, to the Knowledge of the Company, threatened, or outstanding Orders or settlement agreements that restrict in any manner the use, provision, transfer, assignment or licensing of any Company Product and Process or Company Intellectual Property by the Company Entities or that may affect the validity, registrability, use or enforceability of such Company Product and Process or Company Intellectual Property. The Company Entities have not in the past three (3) years received any written charge, complaint, claim, demand, or notice from any Person alleging that such operation or any act, any Company Product and Process or any Intellectual Property or Technology used by the Company Entities infringes, misappropriates or otherwise violates, or has infringed, misappropriated or otherwise violated, any Intellectual Property of any Person (nor to the Knowledge of the Company has any Person asserted (or is reasonably likely to assert) any such right, title interest or encumbrance), including by means of an invitation to license, request for indemnification or other request that the Company Entities refrain from using any Intellectual Property rights of any Person). To the Knowledge of the Company, no Person is infringing, misappropriating or otherwise violating, or has in the past six (6) years infringed, misappropriated or otherwise violated, any Company Intellectual Property.

(d) To the Knowledge of the Company, each of the Company Entities owns, has the sufficient rights (including, where applicable based on the relevant agreements, the rights of modification, development, maintenance, transfer, licensing and sale) to, and/or otherwise has the right to use (conferred pursuant to a valid and enforceable license) all of its Intellectual Property Rights necessary and sufficient to conduct the business of such Company Entity as conducted as at the date hereof, except where failure to have such rights would not have a Material Adverse Effect.

(e) Other than Intellectual Property licensed to a Company Entity under (i) licenses for the Publicly Available Software listed in Section 3.9(e) of the Company Disclosure Letter, (ii) licenses for Shrink Wrap Code and (iii) licenses listed in Section 3.8(a)(xvii) of the Company Disclosure Letter, the Company Intellectual Property includes all Intellectual Property and Technology that is used in or necessary for the conduct of the business of the Company Entities as currently conducted or as currently contemplated to be conducted by the Company Entities, including the design, development, manufacture, use, marketing, import, export, distribution, licensing out and sale of (and offers to sell) all Company Products and Processes, and where lack of ownership of such Intellectual Property would not reasonably result in a Material Adverse Effect.

(f) Subject to compliance with copyright licenses related to Publicly Available Software (to the extent such Publicly Available Software is utilized by the Company), all Intellectual Property Rights that have been created by the officers, employees or consultants of the Company Entities in the course of their employment/engagement by the Company Entities, are owned by the Company Entities and there are no existing or potential payment obligations outstanding to any present or former officers, employees or consultants of the Company Entities related to any Intellectual Property Rights.

(g) Except as specified in Section 3.9(g) of the Company Disclosure Letter, no Person other than a Company Entity possesses, or has a right to possess, a copy, in any form (print, electronic or otherwise), of any source code for any Company Proprietary Software and neither the Company Entities nor any Person (including any escrow agent) acting on their behalf has disclosed, delivered or licensed, or agreed to disclose, deliver or license, to an escrow agent or any other Person any such source code, all of which is in the sole possession of the Company Entities and has been maintained as strictly confidential.

(h) Except for matters that would not reasonably be expected to result in a Material Adverse Effect, all Company Products and Processes and Company Technology, including each item of Software set forth in Section 3.9(a) of the Company Disclosure Letter, (i) conform and function, and are designed to function, in all material respects in accordance with all specifications, representations, warranties and other descriptions set forth in Contracts to which any Company Entity is a party or in any other documents conveyed thereby to its customers, end users or other licensees, (ii) are in all material respects free of errors, bugs or defects which adversely affect, or may reasonably be expected to adversely affect, the value, functionality, or fitness for the intended purpose of such Company Products and Processes or Company Technology, (iii) do not contain any Contaminants or similar Software routines or hardware components, and (iv) is not and has not been subject to any claims asserted against the Company or, to the Knowledge of the Company, any of its customers, end users or distributors related to the

Company Products and Processes or Company Technology, nor, has there been any threats thereof. There have been, and are, no material claims threatened or asserted against the Company Entities nor, to the Knowledge of the Company, any of their customers related to the Company Products and Processes or Company Technology.

(i) Section 3.9(g) of the Company Disclosure Letter lists all Publicly Available Software that has been incorporated into, combined with or linked to any Company Software in any way, or from which any Company Software was derived. All such Publicly Available Software has been used by the Company Entities in compliance with the terms of the applicable license. The Company Entities have not used any Publicly Available Software in any manner that would or could, with respect to any Company Proprietary Software, (i) require its disclosure in source code form, (ii) require the licensing thereof for the purpose of making derivative works or (iii) impose any restriction on the consideration to be charged for the distribution thereof.

(j) To the Knowledge of the Company, except with respect to Publicly Available Software (to the extent Publicly Available Software is used by the Company), no current or former director, officer, manager, founder, employee, contractor, consultant, Contributor, advisor, partner, Affiliate, shareholder, stockholder, agent or third-party representative of a Company Entity (or Person it currently intends to hire) has created or developed, in whole or in part, any Intellectual Property used by or necessary for the Company Entities prior to, or outside the scope of, their employment or engagement by the Company Entities and no such Person was or is under any obligation to assign or license any Intellectual Property developed for, or on behalf of, the Company Entities to a former or current (other than a Company Entity) employer, or other Person, nor is the ownership of any Company Intellectual Property otherwise affected by the prior or current (to a Person other than a Company Entity) employment or engagement of any such Person.

(k) Except as specified in Section (k)3.9(k) of the Company Disclosure Letter or as would not reasonably be expected to result in a Material Adverse Effect, each (a) current or former employee or founder of the Company Entities, (b) current or former consultant or contractor of the Company Entities, and (c) any other individual (to the extent such individual has been involved in the creation, invention or development of Intellectual Property or Company Products and Processes for or on behalf of the Company Entities) (each Person described in (a), (b) or (c), a “Contributor”), has executed and delivered and is in compliance with a written contract with a Company Entity that (y) assigns to the Company Entities all of its right, title and interest in and to the Intellectual Property and Company Products and Processes created, invented or developed for or on behalf of the Company Entities (including the right to further develop, modify, amend and the right to license or transfer such Intellectual Property) and sufficient compensation has been paid to the respective Contributors as necessary to prevent such Contributors from having ownership rights in such Intellectual Property in accordance with applicable Laws and (z) covenants not to disclose to any person, or make use of, confidential information of any Company Entity other than in the good faith conduct of the business of such Company Entity. The Company Entities have the right to license shared copyrights under the applicable open source licenses in the normal course of their business as currently conducted. No shared copyright code has been or will be distributed in violation of the terms under which such code may be distributed. Without limiting the foregoing, there are not any past or pending or, to the Knowledge of the Company, any threatened in writing claims or assertions against the Company Entities from any such Contributors with respect to any alleged ownership or any such right, claim, interest or option (and the Company Entities have not received any written complaint, claim, demand, or notice in relation thereto).

(l) The Company Entities have taken all reasonable measures to protect the confidentiality of all Trade Secrets of the Company Entities or any third party that has provided any Trade Secrets to the Company Entities. To the Knowledge of the Company, no such Trade Secret has been disclosed by the Company Entities to any Person, other than in the Ordinary Course of Business to Persons who have executed binding confidentiality agreements. To the Knowledge of the Company, no Person has been or is in violation of any such binding confidentiality agreements.

(m) Neither the execution, delivery or performance of this Agreement nor the consummation of any of the Transactions will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare: (i) a loss of, or Lien on, any Company Intellectual Property; (ii) the release, disclosure or delivery of any Company Intellectual Property or Company Product or Process by or to any escrow agent or other Person; (iii) the grant, assignment or transfer to any other Person of any license or other right or interest under, in or to any of the Company Intellectual Property; (iv) by the terms of any Contract, a (A) reduction of any royalties, revenue sharing, or other payments that any of the Company Entities would otherwise be entitled to with respect to any Company Intellectual Property or (B) the right to receive, or an increase of, any royalties or other payments from any of the Company Entities with respect to any Company Intellectual Property; or (v) the obligation of any of the Company Entities to repay or reimburse any other Person for any grant.

(n) To the Knowledge of the Company, each of the Company Entities owns or, pursuant to a written agreement, has a right to use each element of the IT Assets, and all IT Assets have been properly maintained by technically competent personnel, in accordance standards set by the manufacturers or otherwise in accordance with applicable industry standards, to ensure proper operation, monitoring and use. The IT Assets are sufficient in all material respects for the operation of the business of the Company Entities as currently conducted and, with additions to IT Assets to accommodate planned growth, as contemplated to be conducted by the Company Entities. If any person providing maintenance or support services for the IT Assets fails to do so, the Company Entities have all necessary rights and information to procure the carrying out of such services by their employees or by a third party.

(o) The Company Entities have taken commercially reasonable steps (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to protect the IT Assets and to ensure that all data (including Personal Information and Trade Secrets) is protected against loss and against unauthorized access, use, modification, disclosure or other misuse or infection by Contaminants. Each of the Company Entities has taken commercially reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of the business of the Company Entities without material disruption to, or material interruption in, the conduct of the business of the Company Entities. The Company Entities have carried out the penetration tests and vulnerability assessments to identify information security threats relating to the IT Assets specified in Section 3.10(o) of the Company Disclosure Letter. The Company Entities have in place the disaster recovery and security plans, procedures and facilities specified in Section 3.9(o) of the Company Disclosure Letter. During the two years prior to the date hereof, the businesses of the Company Entities have not been materially interrupted or hindered in their operation by defects in or failures of the IT Assets, and to the Knowledge of the Company there are currently no material defects in the IT Assets which interrupt or hinder the business and operations of the Company Entities.

(p) To the Knowledge of the Company, and except for contributions to Publicly Available Software and as specified in Section 3.9(p) of the Company Disclosure Letter, no funding, facilities or resources of any Governmental Entity, university, college, other educational institution, multi-national, bi-national or international organization or research center was used in the development or creation of any Company Products and Processes or Intellectual Property or Technology used by or necessary for the Company Entities and no such entity has any claim or right (including license rights) to any Company Products and Processes or Intellectual Property or Technology used by the Company Entities.

3.10 Data Security; Data Privacy.

(a) The Company Entities have not: (i) experienced any material unauthorized intrusion or breach of the security of the IT Assets, any material loss, theft or unauthorized access to or misuse of data (including Personal Information) or any material defect, bug, breakdown, malfunction, or other failure of the IT Assets, and (ii) received any written notices, written claims or written complaints from any Person regarding any of the foregoing. To the Knowledge of the Company, no disclosure of any data or network security breach has been or should have been made by a Company Entity under Privacy Laws or to any Governmental Entity. To the Knowledge of the Company, the Company Entities and their Processing of Personal Information are and have been in compliance in all material respects with the Privacy and Data Security Requirements. Neither the execution, delivery or performance of this Agreement nor the consummation of any of the Transactions, will result in any violation of any Privacy and Data Security Requirements.

(b) The Company Entities have not received any requests from any Person (other than inquiries from the Person to whom such Personal Information pertains) for access to the Personal Information stored by or on behalf of the Company Entities or any written complaint, claim, warning, demand, investigation, inquiry or other notice from any Person (other than access or deletion requests from the Person to whom such Personal Information pertains), including any Governmental Entity regarding any such Personal Information, and no enforcement notices or audit requests have been served on the Company Entities, nor are the Company Entities subject to any Order, nor is any Order pending or, to the Knowledge of the Company, threatened, in each case relating to Personal Information or the Company Entities’ compliance with the Privacy and Data Security Requirements.

3.11 Information Supplied. Subject to APHC and Irish Holdco’s compliance with their obligations under Section 7.8(b), none of the information supplied by or on behalf of the Company Entities for inclusion or incorporation by reference: (a) any current report of APHC on Form 8-K, and any exhibits thereto or any other report, form, registration or other filing made with any Governmental Entity with respect to the Transactions; (b) in the Registration Statement or Proxy Statement; or (c) in the mailings or other distributions to APHC Shareholders or prospective investors with respect to the consummation of the Transactions or in any amendment to any of documents identified in clauses (a) through (c) (collectively, the “Transaction Filings”), will, when filed (including furnished), declared effective, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing sentence, the Company Entities make the foregoing representation and warranty as to the information contained or incorporated by reference in, or omitted from, any Transaction Filings, only with regard to and in conformity with the information specifically furnished in writing by or on behalf of the Company Entities (including any amendment thereto) for inclusion or incorporation by reference therein, and is not made by the Company Entities with respect to statements made, supplied, included or incorporated by reference in such filings or mailings based on information supplied or otherwise provided by or on behalf of APHC, Irish Holdco or any of their respective Affiliates or representatives for inclusion or incorporation by reference therein, or any projections or forecasts included therein.

3.12 Litigation. There are no Proceedings or investigations pending or, to the Knowledge of the Company, threatened against the Company Entities or, to the Knowledge of the Company, any director, officer or employee of a Company Entity (in their capacity as such), in each case that would reasonably be expected to have a Material Adverse Effect. Neither the Company Entities nor any property, asset or business of the Company Entities is subject to or bound by any Order that would reasonably be expected to have a Material Adverse Effect. As of the date of this Agreement, there are no material Proceedings pending or threatened by the Company Entities against any other Person.

3.13 Brokers. The Company Entities do not have any Liability in connection with this Agreement or the Ancillary Agreements, or the Transactions, that would result in the obligation of the Company Entities or any of its Affiliates to pay any finder’s fee, brokerage or agent’s commissions or other like payments prior to or following the Closing.

3.14 Labor Matters.

(a) The Company has made available to APHC, a complete list of all employees of the Company Entities as of the date hereof that shows with respect to each employee, as applicable, (i) the employee’s name (or, where prohibited from providing a name by applicable Law, an anonymized identifier), title or job description, job location, law governing the employment relationship, base salary or hourly wage rate, as applicable, holiday entitlement, pension benefits, any bonuses paid with respect to the last year and the particulars of all profit sharing, incentive and bonus arrangements to which a Company Entity is a party, (ii) date of hire and applicable period of notice, (iii) leave status (including type of leave, and expected return date, if known), (iv) visa status and (v) eligibility to any fringe benefits. As of the date hereof, all employees of the Company Entities are legally permitted to be employed by the Company Entities in the jurisdiction in which such employees are employed in their current job capacities. The terms of employment of the employees of the Company Entities correspond in all material respects to the terms and conditions of the employment contract templates made available to APHC by the Company, except to the extent individual employment agreements with differing terms have been provided.

(b) No Company Entity is a party to or negotiating any collective bargaining agreement or similar labor agreement with respect to employees of the Company Entities, and there are no labor unions or other organizations representing or, to the Knowledge of the Company, purporting to represent or attempting to represent, any employee of the Company Entities. There are no strikes, work stoppages, slowdowns, lockouts or other material labor disputes, pending or, to the Knowledge of the Company, threatened against the Company Entities, and no such strikes, work stoppages, slowdowns, lockouts or other material disputes have occurred since the Lookback Date. Since the Lookback Date, (i) no labor union or other labor organization, or group of employees of a Company Entity, has made a written demand for recognition or certification with respect to any employees of the Company Entities, and there are no representation or certification proceedings presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any similar labor relations tribunal or authority, (ii) there have been no pending or, to the Knowledge of the Company, threatened union organizing activities with respect to employees of a Company Entity, and (iii) there have been no actual or, to the Knowledge of the Company, threatened, material unfair labor practice charges against the Company Entities.

(c) Except as would not reasonably be expected to result in a Material Adverse Effect, the Company Entities are, and since the Lookback Date have been, in compliance, in all material respects, with all applicable Laws relating to the employment of labor, including laws relating to employment practices, terms and conditions of employment, wages and hours, annual holiday, classification (including employee, independent contractor classification and the proper classification of employees as exempt employees and nonexempt employees under the Fair Labor Standards Act and applicable state and local Laws), equal employment opportunity, employment harassment, discrimination or retaliation, disability rights, workers’ compensation, wrongful discharge, affirmative action, collective bargaining, workplace health and safety, immigration (including the completion of Forms I-9 for all employees in the United States and the proper confirmation of employee visas), whistleblowing, employee notification about plant closures and mass layoffs (including the WARN Act and the Finnish Act on Co-operation within Undertakings), employee trainings and notices, labor relations, employee leave issues, unemployment insurance, and the payment of social security and other Taxes. There are no Proceedings pending, or to the Knowledge of the Company, threatened against the Company Entities by any current or former employee or independent contractor of the Company Entities and since the Lookback Date, the Company Entities have not implemented any plant closing or mass layoff triggering notice requirements under the WARN Act or the Finnish Act on Co-operation within Undertakings, nor is there presently any outstanding Liability under the WARN Act with respect to any such actions since the Lookback Date, and as of the date hereof, no such plant closings or mass layoffs are currently planned or announced by the Company Entities.

(d) Except as would not reasonably be expected to result in a Material Adverse Effect, since the Lookback Date, (i) the Company Entities have withheld and reported all amounts required by all applicable Law or by agreement to be withheld and reported with respect to wages, salaries, and other payments that have become due and payable to employees; (ii) the Company Entities have not been liable for any arrears of wages, compensation or related Taxes, penalties or other sums with respect to its employees; (iii) the Company Entities have paid in full to all employees, consultants, independent contractors and directors of the Company Entities all wages, salaries, commissions, bonuses and other compensation due and payable to or on behalf of such employees, consultants, independent contractors and directors of the Company Entities; and (iv) to the Knowledge of the Company, each individual who since the Lookback Date has provided or is providing services to the Company Entities, and has been classified as an independent contractor, consultant, leased employee, or other nonemployee service provider has been properly classified as such under all applicable Laws relating to wage and hour and Tax.

(e) The Company has made available to APHC, a complete and correct set of all available written agreements with its current individual independent contractors and Persons that have a consulting or advisory relationship with the Company Entities.

(f) To the Knowledge of the Company, no employee, consultant or independent contractor of a Company Entity is, with respect to his or her employment by or relationship with a Company Entity, in material breach of the terms of any nondisclosure agreement, noncompetition agreement, nonsolicitation agreement, restrictive covenant or similar obligation (i) owed to a Company Entity; or (ii) owed to any third party with respect to such Person’s employment or engagement by a Company Entity. As of the date of this Agreement, no senior executive has provided written notice of any present intention to terminate his or her relationship with the Company Entities within the first twelve (12) months following the Closing.

(g) Since the Lookback Date, the Company Entities have used reasonable best efforts to investigate all allegations or actual notice of sexual harassment, discrimination, or retaliation which have been reported by employees, if any. With respect to each such allegation, the Company Entities have taken corrective action that is reasonably calculated to prevent further improper conduct, if any. The Company Entities have not had, and do not reasonably expect any material Liabilities with respect to any such allegations, if any.

(h) The Company Entities have not applied for or received any “Paycheck Protection Program” payments or other loans in connection with the CARES Act, and has not claimed any employee retention credit under the CARES Act.

3.15 Employee Benefit Plans.

(a) Section 3.15(a) of the Company Disclosure Letter sets forth a list of each material Company Employee Benefit Plan. With respect to each material Company Employee Benefit Plan, the Company has made available to APHC correct and complete copies of, as applicable, (i) the current plan document (and all amendments thereto), or with respect to any Company Employee Benefit Plan that is not in writing, a written description of the material terms thereof; (ii) the most recent summary plan description (with all summaries of material modifications thereto); (iii) the most recent determination, advisory or opinion letter received from the Internal Revenue Service (the “IRS”); (iv) the most recently filed Form 5500 annual report with all schedules and attachments as filed; (v) all current related material insurance Contracts, trust agreements or other funding arrangements; and (vi) with respect to each material Company Employee Benefit Plan that is maintained in any non-United States jurisdiction primarily for the benefit of any employee or individual service provider of the Company whose principal work location is outside of the United States (the “International Company Benefit Plans”), to the extent applicable, (1) the most recent annual report or similar compliance documents required to be filed with any Governmental Entity with respect to such plan; and (2) any document comparable to the determination letter referenced pursuant to clause (iii) above issued by a Governmental Entity relating to the satisfaction of Law necessary to obtain the most favorable Tax treatment.

(b) No Company Employee Benefit Plan promises or provides retiree medical, health or life insurance or other retiree welfare benefits to any Person, other than as may be required under Section 4980B of the Code, any similar state, local or foreign Law or a Company Employee Benefit Plan’s individual conversion rights and for which the covered Person pays the full cost of coverage, and there has been no communication (whether written or oral) to any Person that would reasonably be expected to promise or guarantee any such retiree medical, health or life insurance or other retiree welfare benefits, other than as may be required under Section 4980B of the Code, any similar state, local or foreign Law or a Company Employee Benefit Plan’s individual conversion rights.

(c) No Company Employee Benefit Plan is, or has been within the six (6) years immediately preceding the date hereof (i) a multiemployer plan (as defined in Section 3(37) of ERISA), (ii) a multiple employer plan (within the meaning of Sections 4063/4064 of ERISA and Section 413(c) of the Code) or (iii) any other plan that is subject to Title IV of ERISA. During the six (6) years immediately preceding the date hereof, neither the Company Entities nor any ERISA Affiliate has (A) sponsored, participated in, contributed to, or had an obligation to contribute to, or had any Liability under or with respect to any pension plan (as defined in Section 3(2) of ERISA) which is subject to Title IV of ERISA or Section 412 of the Code or (B) incurred or, to the Knowledge of the Company, reasonably expects to incur any Liability pursuant to Title IV of ERISA.

(d) To the Knowledge of the Company, each Company Employee Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received, or may rely upon, a current favorable determination, advisory or opinion letter from the IRS, and to the Knowledge of the Company, nothing has occurred with respect to the participation of a Company Entity in such plan that would reasonably be expected to cause the loss of the tax qualified status or to materially adversely affect the qualification of such Company Employee Benefit Plan. Each Company Employee Benefit Plan has been established, operated, maintained, funded and administered in accordance in all material respects with its respective terms and in compliance in all material respects with all applicable Laws, including ERISA and the Code. No Company Entity has, nor to the Knowledge of the Company, has any other Person, engaged in any non-exempt “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and to the Knowledge of the Company, no breaches of fiduciary duty (as determined under ERISA) have occurred with respect to any Company Employee Benefit Plan since the Lookback Date. There is no Proceeding (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened, with respect to any Company Employee Benefit Plan or against the assets of any Company Employee Benefit Plan, in each case that would result in material liability to the Company Entities. No Company Employee Benefit Plan is under audit or is the subject of a pending or ongoing investigation by the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation, the SEC or any other Governmental Entity, nor, to the Knowledge of the Company, is any such audit or investigation threatened. The Company Entities have not incurred (whether or not assessed), nor are reasonably expected to incur, any material penalty or Tax under the ACA (including with respect to the reporting requirements under Sections

6055 and 6056 of the Code, as applicable) or under Section 4980H, 4980B or 4980D of the Code. With respect to the participation of a Company Entity in each Company Employee Benefit Plan, all contributions, distributions, reimbursements and premium payments that are required to be made or paid by the Company Entity have been timely made in accordance with the terms of the Company Employee Benefit Plan and in all material respects in compliance with the requirements of applicable Law and all contributions, distributions, reimbursements and premium payments required to be made or paid by the Company Entity for any period ending on or before the Closing Date that are not yet due have been made or properly accrued.

(e) Each Company Employee Benefit Plan that is subject to Section 409A of the Code and applicable guidance (if any) has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and all applicable regulatory guidance (including proposed and final regulations, notices and rulings) thereunder during the respective time periods in which such operational or documentary compliance has been required.

(f) The consummation of the transactions contemplated by this Agreement, alone or together with any other event will not (i) result in any payment or benefit becoming due or payable, to any current or former officer, employee, director or independent contractor under a Company Employee Benefit Plan (except as expressly contemplated by this Agreement), (ii) increase the amount or value of any compensatory benefit or compensation otherwise payable or required to be provided to any current or former officer, employee, director or independent contractor under a Company Employee Benefit Plan or otherwise, (iii) result in the acceleration of the time of payment, vesting or funding, or forfeiture of any such compensatory benefit or compensation under a Company Employee Benefit Plan or otherwise, or (iv) result in the forgiveness in whole or in part of any outstanding loans made by the Company Entities to any current or former officer, employee, director or independent contractor.

(g) The treatment of Company Equity Awards contemplated in Section 2.7 is consistent with the terms of the applicable Equity Incentive Plans and award agreements and governing law, and no holder of a Company Equity Award has any right or entitlement to treatment upon the consummation of the transactions contemplated hereunder that is inconsistent with Section 2.7.

(h) No current or former officer, employee, director or individual independent contractor of the Company Entities has any right against the Company Entities to be grossed up for, reimbursed or otherwise indemnified for any Tax or interest imposed under Section 409A of the Code or otherwise.

(i) Neither the execution nor delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement could reasonably be expected to, either alone or in conjunction with any other event, result in the payment of any amount that could, individually or in combination with any other payment, constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code). The Company Entities have not agreed to pay, gross up, reimburse or otherwise indemnify any current or former officer, employee, director or individual independent contractor of the Company Entities for any Tax imposed under Section 4999 of the Code.

(j) Each International Company Benefit Plan has been established, maintained and administered in compliance in all material respects with its terms and conditions and with the requirements prescribed by any applicable Laws. Furthermore, no International Company Benefit Plan has material unfunded liabilities that as of the Merger Effective Time will not be offset by insurance or accrued in accordance with U.S. GAAP. Except as required by applicable Law, no condition exists that would prevent the Company from terminating or amending any International Company Benefit Plan at any time for any reason without material liability to the Company and its Subsidiaries (other than ordinary notice and administration requirements and expenses, previously accrued liabilities and routine claims for benefits). Each International Company Benefit Plan required to be registered has been registered and has been maintained in good standing in all material respects with applicable regulatory authorities, and each International Company Benefit Plan intended to receive favorable Tax treatment under applicable Tax Laws has been qualified or similarly determined to satisfy the requirements of such Laws.

3.16 Insurance. The Company Entities have in effect policies of insurance (including all policies of property, fire and casualty, liability, workers’ compensation, directors and officers and other forms of insurance as may be applicable to the businesses of the Company Entities) in amounts and scope of coverage as the Company reasonably believes to be customary for companies of a similar nature and size operating in the industries in which the Company Entities operate (the “Insurance Policies”). Section 3.16 of the Company Disclosure Letter sets forth a list of all Insurance Policies maintained with respect to the business of the Company Entities as of the date of this Agreement. As of the date of this Agreement: (a) all of the Insurance Policies held by, or for the benefit of, the Company Entities as of the date of this Agreement with respect to policy periods that include the date of this Agreement are in full force and effect, and (b) the Company Entities have not received a written notice of cancellation of any of the Insurance Policies or of any material changes that are required in the conduct of the business of the Company Entities as a condition to the continuation of coverage under, or renewal of, any of the Insurance Policies. The Company Entities are not in breach or default under, nor have they taken any action or failed to take any action which, with notice or the lapse of time, or both, would constitute a material breach or material default under any Insurance Policy. All premiums due on the Insurance Policies have been paid in accordance with the terms of such Insurance Policy. During the twelve (12) months prior to the date of this Agreement, there have been no material claims by or with respect to the Company Entities under any Insurance Policy as to which coverage has been denied or disputed in any material respect by the underwriters of such Insurance Policy.

3.17 Compliance with Laws; Permits. Except with respect to Tax matters (which Tax matters are the subject of the representations in Section 3.7)

(a) (i) The Company Entities are and have been since the Lookback Date, in compliance with all Laws and Orders applicable to the Company Entities or conduct of the business of the Company Entities and (ii) no uncured written notices have been received by the Company Entities since the Lookback Date from any Governmental Entity or, to the Company’s Knowledge, any other Person alleging a violation of any such Laws or Orders, except (in the case of both clauses (i) and (ii)) where the failure to be in compliance or violation of any such Law would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No such allegations are, to the Knowledge of the Company, threatened against the Company Entities.

(b) The Company Entities hold all permits, licenses, registrations, approvals, consents, accreditations, waivers, exemptions and authorizations of any Governmental Entity, required for the ownership and use of their assets and properties or the conduct of their business (including for the occupation and use of the Leased Real Property) as currently conducted (collectively, “Permits”), except where the failure to have such Permit would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company Entities are in compliance with the terms and conditions of such Permits, except where the failure to be in such compliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All of such Permits are valid and in full force and effect and none of such Permits will be terminated as a result of, or in connection with, the consummation of the Transactions, except where the failure of which or the termination of such would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No condition exists that, with the giving of notice or lapse of time or both, would constitute a default under such Permit, except where such condition would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No Proceeding is pending or, to the Knowledge of the Company, threatened, to suspend, revoke, withdraw, modify or limit any such Permit in a manner that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.18 Title to Assets; No Bankruptcy; Sufficiency of Assets.

(a) Except as would not reasonably be expected to have a Material Adverse Effect, the Company Entities have good and marketable title to, rights to use or, in the case of leased or subleased assets, a valid and binding leasehold interest in, or, in the case of licensed assets, a valid license in, all of their tangible or intangible assets, properties and rights (collectively, the “Assets”), in each case free and clear of all Liens other than (i) Permitted Liens, and (ii) the rights of lessors under any Leases. All such tangible Assets are in reasonably good condition and in a state of reasonably good maintenance and repair (ordinary wear and tear excepted) and are suitable for the purposes used, except as would not, individually or in the aggregate, be expected to be material to the Company Entities, taken as whole.

(b) The Company Entities are not the subject of any bankruptcy, dissolution, liquidation, reorganization, corporate restructuring or similar Proceeding.

(c) Except as would not be expected to be material to the Company Entities, taken as whole, the Assets include all properties, assets and rights (i) used or held for use in connection with the operations of the business of the Company Entities and (ii) necessary and sufficient for the operations of the business of the Company Entities as currently conducted.

3.19 Anti-Corruption Compliance. No Company Entity nor, to the Company’s Knowledge, any director, officer, manager, employee, agent or third-party representative of a Company Entity (acting in their capacities as such): (i) has promised, offered, made, authorized, solicited, agreed to receive or received any bribe, as defined under the Anti-Corruption Laws, or any rebate, payoff, influence payment or kickback, or (ii) violated, conspired to violate, or aided and abetted the violation of any Anti-Corruption Laws. There are no pending, and since the Lookback Date there have not been any, legal, regulatory, or administrative Proceedings, filings, Orders, or, to the Knowledge of the Company, governmental investigations, or other whistleblower complaints or reports alleging (A) any such unlawful payments, contributions, gifts, entertainment, bribes, rebates, kickbacks, financial or other advantages or (B) any other violation of any Anti-Corruption Law.

3.20 Anti-Money Laundering Compliance.

(a) The Company Entities are in compliance with any applicable Anti-Money Laundering Laws and maintain procedures reasonably designed to prevent money laundering and otherwise to promote compliance with all applicable material Anti-Money Laundering Laws, except where failure to comply would not reasonably be expected to have a Material Adverse Effect.

(b) There are no current or pending or, to the Knowledge of the Company, threatened in writing, legal, regulatory, or administrative Proceedings, filings, Orders, or, to the Knowledge of the Company, governmental investigations, alleging any violations of any Anti-Money Laundering Laws by the Company Entities or, to the Knowledge of the Company, any of their directors, officers, managers, or employees.

3.21 Affiliate Transactions(a) . Except for (a) employment relationships and compensation and benefits, including any Company Benefit Plans in the Ordinary Course of Business, (b) transactions with any employer or portfolio company of any Interested Party in the Ordinary Course of Business on arms’-length terms, (c) Contracts with respect to any Interested Party’s status as an equityholder of any Company Entity disclosed on Section 3.21 of the Company Disclosure Letter, (d) customary director and officer agreements entered into in the Ordinary Course of Business, or (e) as otherwise disclosed on Section 3.21 of the Company Disclosure Letter, (x) there are no transactions, agreements, arrangements, understandings or Contracts between any of the Company Entities, on the one hand, and any Interested Party, on the other hand, and (y) no Interested Party owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee, shareholder, stockholder, partner or member of, or consultant to, or lender to or borrower from, or has the right to participate in the profits of, any Person which is a supplier, customer or landlord of, any Company Entity (other than in connection with ownership of less than five percent (5%) of the shares or stock of a publicly traded company) (such Contracts or transactions described in clauses (x) and (y), “Company Affiliated Transactions”).

3.22 Compliance with Applicable Sanctions and Embargo Laws.

(a) To the Knowledge of the Company, neither the Company Entities nor any of their directors, officers, managers, employees or agents, is or has been: (i) a Sanctioned Person; (ii) operating in, organized in, conducting business with, or otherwise engaging in dealings with or for the benefit of any Sanctioned Person or in any Sanctioned Country in connection with the business of the Company Entities; or (iii) in violation of any applicable Sanctions or applicable Export Control Laws or U.S., European Union or United Kingdom anti-boycott requirements (the “Trade Control Laws”), in connection with the business of the Company Entities.

(b) To the Knowledge of the Company, there are no formal legal, regulatory, or administrative Proceedings, filings, Orders, governmental investigations, alleging any violations by the Company Entities of the Trade Control Laws.

3.23 Environmental Matters.

(a) Since the Lookback Date, the Company and its Subsidiaries have been and are in compliance with all applicable Environmental Laws, except any noncompliance that would not reasonably be expected to result in a Material Adverse Effect.

(b) Since the Lookback Date, the Company and its Subsidiaries possess, and have been and are in compliance (except any noncompliance that would not reasonably be expected to result in a Material Adverse Effect) with, all Permits required by applicable Environmental Laws, such Permits are in full force and effect, all applications as necessary for renewal of such Permits have been timely filed, and such Permits contain no terms or conditions that will require material changes or limitations on the activities and operations of Company or its Subsidiaries.

(c) Since the Lookback Date, neither the Company nor any of its Subsidiaries has received written notice alleging noncompliance by the Company or any of its Subsidiaries with respect to any Environmental Law or Permit required by applicable Environmental Laws, except as would not reasonably be expected to result in a Material Adverse Effect.

(d) There is no material Proceeding or information request pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries arising from the Release or presence of or exposure to Hazardous Substances pursuant to Environmental Laws.

(e) Neither the Company nor any of its Subsidiaries (i) is a party to or subject to the provisions of any material Order pursuant to Environmental Law or (ii) has assumed by Contract any material Liabilities or obligations pursuant to Environmental Laws.

(f) To the Knowledge of the Company, there has been no Release or presence of or exposure to any Hazardous Substance, whether on or off the real property or premises currently or formerly owned or operated by the Company or any of its Subsidiaries, that would reasonably be expected to result in a material Liability or a requirement for notification, investigation or remediation by the Company or any of its Subsidiaries under any Environmental Laws.

(g) No Liens pursuant to Environmental Laws have been or are imposed on the property owned or operated by the Company or any of its Subsidiaries, and to the Knowledge of the Company, no such Liens have been threatened.

(h) The Company has delivered to, or has otherwise made available for inspection by, APHC all material written assessments, audits, investigation reports, studies, test results or similar environmental documents in the possession of the Company or any of its Subsidiaries related to environmental, health or safety matters or Hazardous Substances and pertaining to (i) the activities and operations of the Company or its Subsidiaries, or (ii) the real property or premises currently or formerly owned or operated by the Company or any of its Subsidiaries.

3.24 Foreign Direct Investment Monitoring. To the Knowledge of the Company, the operations of any of the Company Entities, independently, as a sub-supplier, or otherwise, are not nor have during the past five years been of such kind which would render any of the Company Entities as an entity subject to mandatory transaction pre-screening for the purposes of the Finnish Act on the Monitoring of Foreign Corporate Acquisitions (172/2012, as amended) in Finland, and none of the Company Entities has or has had agreements or arrangements with any of the following: the Finnish Defence Forces, the Finnish Border Guard, the Finnish Ministry of Defence, the Police of Finland, the Finnish Customs, the Finnish National Security Authority, the Finnish National Emergency Supply Agency, or the Finnish Transport and Communications Agency.

3.25 Investigation; No Other Representations. The Company hereby acknowledges that, except as expressly provided in Article IV and Article V or in any certificate delivered pursuant hereto or thereto, none of APHC, Irish Holdco or Merger Sub nor any of their respective Affiliates or representatives has made, is making or shall be deemed to make any representation or warranty whatsoever, express or implied, at law or in equity, to the Company or their Affiliates or representatives or any other Person, with respect to the Transactions, APHC, Irish Holdco or Merger Sub or any of their respective businesses, assets or properties, or otherwise, including any representation or warranty as to merchantability, fitness for a particular purpose, future results, proposed businesses or future plans. Without limiting the foregoing, except for the representations and warranties expressly made by APHC, Irish Holdco or Merger Sub in Article IV and Article V or in any certificate delivered pursuant hereto or thereto, none of APHC, Irish Holdco or Merger Sub or any of their respective Affiliates or representatives is making or shall be deemed to have made any representation or warranty, express or implied, at law or in equity, with respect to: (A) the information distributed or made available to the Company Entities or any of their respective Affiliates or representatives by or on behalf of APHC, Irish Holdco or Merger Sub in connection with this Agreement and the Transactions; (B) any management presentation, confidential information memorandum or similar document; or (C) any financial projection, forecast, estimate, budget or similar item relating to the Transactions or any of the Parties or any of their respective businesses, assets, liabilities, properties, financial condition, results of operations and projected operations of the foregoing. The Company hereby acknowledges that it has not relied on any promise, representation or warranty that is not expressly set forth in Article IV and Article V or in any certificate delivered pursuant hereto or thereto. The Company hereby acknowledges that it has conducted, to its satisfaction, an independent investigation and verification of the Transactions, the Parties and their respective businesses, assets, liabilities, properties, financial condition, results of operations and projected operations, and in making its determination the Company has relied on the results of its own independent investigation and verification, in addition to the representations and warranties of APHC, Irish Holdco and Merger Sub expressly set forth in Article IV and Article V or in any certificate delivered pursuant hereto or thereto. Notwithstanding anything to the contrary in this Agreement, claims against the APHC, Irish Holdco or Merger Sub shall not be limited in any respect in the event of Fraud.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF APHC

Except as disclosed in (a) the APHC Disclosure Letter (subject to Section 10.13) and (b) the APHC SEC Documents filed with or furnished to the SEC (and publicly available) prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such APHC SEC Documents) (other than disclosures in the “Risk Factors” or “Forward Looking Statements” sections of any APHC SEC Document to the extent they are of a predictive or cautionary nature or related to forward-looking statements), APHC hereby represents and warrants to the Company as of the date hereof and as of the Closing, as follows:

4.1 Organization; Authority; Enforceability.

(a) APHC (i) is duly incorporated, validly existing, and in good standing, until the Domestication Merger, under the Laws of the Cayman Islands, (ii) is duly qualified or licensed and in good standing (or the equivalent, and where such concept of good standing is applicable) to do business in each jurisdiction in which the nature of its business or the ownership, lease or use of its properties or assets makes such qualification necessary, except where the failure to be so licensed or qualified or in good standing (or the equivalent) would not, individually or in the aggregate, reasonably be expected to have an APHC Material Adverse Effect, and (iii) has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its businesses as presently conducted. APHC has the requisite power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the Transactions, and has taken all corporate or other legal entity action necessary in order to execute, deliver and perform its obligations hereunder and thereunder and to consummate the Transactions, subject to the Required APHC Vote.

(b) The APHC Board has duly approved and authorized the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is or will be a party and the Transactions and determined that this Agreement, the Ancillary Agreements and the Transactions are in the best interests of APHC. Subject to the Required APHC Vote, no other corporate proceedings on the part of APHC are necessary to approve and authorize the execution, delivery and performance of this Agreement and the Ancillary Agreement to which it is or will be a party and to consummate the Transactions.

(c) This Agreement has been duly executed and delivered by APHC and, assuming due execution and delivery by the other Parties, constitutes the valid and binding agreement of APHC, enforceable against APHC in accordance with its terms, subject to bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles.

4.2 Capitalization.

(a) The authorized share capital of APHC consists of (i) 500,000,000 APHC Class A Ordinary Shares, (ii) 50,000,000 APHC Class B Ordinary Shares, and (iii) 1,000,000 preference shares, par value $0.0001 per share (“APHC Preference Shares”). As of the date hereof, (A) 26,551,482 APHC Class A Ordinary Shares are issued and outstanding, (B) 6,637,870 APHC Class B Ordinary Shares are issued and outstanding, (C) no APHC Preference Shares are issued and outstanding, and (D) 8,850,494 public warrants of APHC entitling the holder thereof to purchase one (1) APHC Class A Ordinary Share at an exercise price of eleven dollars and fifty cents ($11.50) per warrant (“APHC Public Warrants”) and 7,310,297 private placement warrants of APHC entitling the holder thereof to purchase one (1) APHC Class A Ordinary Share at an exercise price of eleven dollars and fifty cents ($11.50) per warrant (“APHC Private Warrants” and, together with the APHC Public Warrants, the “APHC Warrants”) are issued and outstanding. The Equity Interests set forth in this Section 4.2(a) comprise all of the Equity Interests of APHC that are issued and outstanding (without giving effect to the APHC Share Redemption, the PIPE Investment, the Domestication Merger, or the conversion of APHC Class B Ordinary Shares to APHC Class A Ordinary Shares) as of the date hereof.

(b) Except as (x) set forth on Section 4.2(b) of the APHC Disclosure Letter, or (y) set forth in this Agreement (including as set forth in Section 4.2(a)), the Ancillary Agreements or the APHC Governing Documents:

(i) there are no outstanding options, warrants, Contracts, calls, puts, bonds, debentures, notes rights to subscribe, conversion rights or other similar rights to which APHC is a party or which are binding upon APHC providing for the offer, issuance, redemption, exchange, conversion, voting, transfer, disposition or acquisition of any of its Equity Interests;

(ii) APHC is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of its Equity Interests;

(iii) APHC is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any of its Equity Interests;

(iv) there are no contractual equityholder preemptive or similar rights, rights of first refusal, rights of first offer or registration rights in respect of its Equity Interests; and

(v) APHC has not violated any applicable Laws or any preemptive or similar rights created by applicable Law, APHC Governing Documents or Contract to which APHC is a party in connection with the offer, sale or issuance of any of Equity Interests of APHC.

(c) All outstanding APHC Class A Ordinary Shares, APHC Class B Ordinary Shares and APHC Warrants are duly authorized and validly issued, and were not issued in violation of any preemptive rights, call options, rights of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than Securities Liens and other than as set forth in the APHC Governing Documents) or applicable Law. APHC does not hold any direct or indirect Equity Interests, participation or voting right or other investment (whether debt, equity or otherwise) in any Person (including any Contract in the nature of a voting trust or similar agreement or understanding).

4.3 Brokers. Except as set forth on Section 4.3 of the APHC Disclosure Letter, APHC has not incurred any Liability in connection with this Agreement or the Ancillary Agreements, or the Transactions, that would result in the obligation of APHC, Irish Holdco, Merger Sub or any of their respective Affiliates, to pay a finder’s fee, brokerage or agent’s commissions or other like payments prior to or following the Closing.

4.4 Trust Account. As of the date of this Agreement, APHC has at least US $265,000,000 (the “Trust Amount”) in the Trust Account, with such funds invested in United States government securities or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, and held in trust by the Trustee pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of APHC, enforceable in accordance with its terms. The Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect by APHC or the Trustee, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated by APHC. APHC is not party to or bound by any side letters with respect to the Trust Agreement or (except for the Trust Agreement) any Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (a) cause the description of the Trust Agreement in the APHC SEC Documents to be inaccurate in any material respect or (b) explicitly by their terms, entitle any Person (other than (i) the APHC Shareholders who shall have exercised their rights to participate in the APHC Share Redemptions, (ii) the underwriters of APHC’s initial public offering, who are entitled to the Deferred Discount and (iii) APHC with respect to income earned on the proceeds in the Trust Account to cover any of its Tax obligations and up to US $100,000 of interest on such proceeds to pay dissolution expenses) to any portion of the proceeds in the Trust Account. There are no Proceedings pending or, to the Knowledge of APHC, threatened with respect to the Trust Account. Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the APHC Governing Documents and the Trust Agreement. APHC has performed all material obligations required to be performed by it, and is not in material breach or default under the Trust Agreement, and, to the Knowledge of APHC, no event has occurred which (with due notice or lapse of time or both) would constitute a material default under the Trust Agreement by APHC. APHC has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement. Upon the consummation of the Transactions (including the distribution of assets from the Trust Account to (A) the APHC Shareholders who shall have exercised their rights to participate in the APHC Share Redemptions, (B) the underwriters of APHC’s initial public offering, who are entitled to the Deferred Discount and (C) APHC with respect to income earned on the proceeds in the Trust Account to cover any of its Tax obligations and up to US $100,000 of interest on such proceeds to pay dissolution expenses), APHC shall have no further obligation under either the Trust Agreement or the APHC Governing Documents to liquidate or distribute any assets held in the Trust Account, the funds remaining in the Trust Account will be available to APHC, and the Trust Agreement shall thereafter terminate in accordance with its terms.

4.5 APHC SEC Documents; Controls; Undisclosed Liabilities.

(a) Except as set forth on Section 4.5(a) of the APHC Disclosure Letter, APHC has timely filed or furnished all material forms, reports, schedules, statements and other documents required to be filed by it with the SEC since May 6, 2021, together with any material amendments, restatements or supplements thereto, and all such forms, reports, schedules, statements and other documents required to be filed or furnished under the Securities Act or the Exchange Act (including, to the Knowledge of APHC, all directors and applicable officers having made all required filings under Section 16 under the Exchange Act) (all such forms, reports, schedules, statements and other documents required to be filed or furnished with the SEC, together with any material amendments, restatements or supplements thereto, the “APHC SEC Documents”). As of their respective dates, each of the APHC SEC Documents, as amended to the date of this Agreement (including all financial statements included therein, exhibits and schedules thereto and documents incorporated by reference therein), complied in all material respects with the applicable requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such APHC SEC Documents. None of the APHC SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of APHC, as of the date hereof, (i) there are no outstanding comments from the SEC with respect to the APHC SEC Documents and (ii) none of the APHC SEC Documents filed is subject to any ongoing SEC investigation or review that would reasonably be expected to have an APHC Material Adverse Effect.

(b) Since May 6, 2021, APHC has timely filed all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any APHC SEC Document. Each such certification is correct and complete. APHC maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are reasonably designed to ensure that all material information concerning APHC is made known on a timely basis to the individuals responsible for the preparation of the APHC SEC Documents. As used in this Section 4.5(b), the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC in accordance with the rules and regulations of the SEC.

(c) Except as set forth on Section 4.5(c) of the APHC Disclosure Letter, APHC has designed and maintains a system of internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

(d) The financial statements and notes contained or incorporated by reference in the APHC SEC Documents fairly present, in all material respects the financial condition and the results of operations, changes in shareholders’ equity and cash flows of APHC as at the respective dates of, and for the periods referred to, in such financial statements, all in accordance and compliance with: (i) U.S. GAAP; and (ii) applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act, as applicable, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be material) and the omission of notes, or the inclusion of limited notes, and other presentation items for normal year-end adjustments to the extent permitted by Regulation S-X or Regulation S-K, as applicable. APHC has no “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K promulgated under the Securities Act that are not disclosed in the APHC SEC Documents. No financial statements other than those of APHC are required by U.S. GAAP to be included in the consolidated financial statements of APHC.

(e) Except as set forth on Section 4.5(c) of the APHC Disclosure Letter, APHC has not identified or been made aware of (and none of its employees or independent auditors have identified or been made aware of) (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by APHC, (ii) any fraud, whether or not material, that involves APHC’s management or other employees or Affiliates who have a role in the preparation of financial statements or the internal accounting controls utilized by APHC, or (iii) any claim or allegation regarding any of the foregoing or any whistleblower complaint or report whether regarding the foregoing or any other matter.

(f) APHC has no material Liabilities of the type required to be reflected or reserved for on a balance sheet prepared in accordance with U.S. GAAP, other than Liabilities (i) set forth in or reserved against or otherwise reflected in the financial statements and notes thereto contained or incorporated by reference in the APHC SEC Documents, (ii) that have arisen in the Ordinary Course of Business since the date of the most recent balance sheet included in the financial statements and notes contained or incorporated by reference in the APHC SEC Documents and are not material in amount, or (iii) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Agreements or the consummation of the Transactions.

4.6 Information Supplied. None of the information supplied by APHC for inclusion or incorporation by reference in the Transaction Filings will, when filed (including furnished), declared effective, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided, mailed or filed, or that are otherwise included or incorporated by reference in the APHC SEC Documents or Transaction Filings) except that the foregoing representation or warranty is not made by APHC with respect to statements made, supplied, included or incorporated by reference in such filings or mailings based on information supplied or otherwise provided by or on behalf of the Company Entities or their Affiliates or representatives expressly for inclusion or incorporation by reference therein in writing, or any projections or forecasts included therein.

4.7 Litigation. There are no Proceedings or investigations pending or, to the Knowledge of APHC, threatened against APHC or, to the Knowledge of APHC, any director, officer or employee of APHC (in their capacity as such), in each case that would reasonably be expected to have an APHC Material Adverse Effect. Neither APHC nor any property, asset or business of APHC is subject to or bound by any Order that would reasonably be expected to have an APHC Material Adverse Effect. As of the date of this Agreement, there are no material Proceedings pending or threatened by APHC against any other Person.

4.8 Listing. Prior to the Domestication Merger, the issued and outstanding APHC Units. APHC Class A Ordinary Shares and the APHC Public Warrants (the foregoing, collectively, the “APHC Public Securities”) are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE. Except as set forth in Section 4.8 of the APHC Disclosure Letter, APHC has not received any notice of non-compliance from the NYSE that is outstanding, and APHC has complied in all material respects with the applicable rules and regulations of the NYSE. Except as set forth in Section 4.8 of the APHC Disclosure Letter, there is no Proceeding or investigation pending or, to the Knowledge of APHC, threatened against APHC by the NYSE or the SEC with respect to any intention by such entity to deregister the APHC Public Securities or prohibit or terminate the listing of the APHC Public Securities on the NYSE. APHC has taken no action that is designed to terminate the registration of the APHC Public Securities under the Exchange Act.

4.9 Investment Company; JOBS Act. APHC is not required to be registered as an “investment company” and is not a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company”, in each case, within the meaning of the Investment Company Act of 1940. APHC is an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of the 2012 JOBS Act.

4.10 Noncontravention. Except as set forth on Section 4.10 of the APHC Disclosure Letter and for the filings pursuant to Section 7.6 and Article II, the execution, delivery and performance of this Agreement by APHC and of the Ancillary Agreements to which it is or will be a party, and the consummation of the Transactions do not and will not (a) conflict with or result in any breach of any of the terms, conditions or provisions of, (b) constitute a material default under (whether with or without the giving of notice, the passage of time or both), (c) result in a violation of, (d) give any third party the right to terminate or accelerate, or cause any termination or acceleration of, any right or obligation under, (e) result in the creation of any Lien (other than Permitted Liens) upon its Equity Interests under, (f) require any approval under, from or pursuant to, or (g) require any filing with, (i) any material Contract to which APHC is a party, (ii) any APHC Governing Document, or (iii) any Governmental Entity under or pursuant to any Law or Order to which APHC is bound or subject; provided, that with respect to the foregoing clause (i) or clause (iii), except as would not have an APHC Material Adverse Effect.

4.11 Business Activities; Absence of Certain Developments.

(a) Since its incorporation, other than as described in the APHC SEC Documents, APHC has not conducted any material business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the APHC Governing Documents, there is no Contract, commitment, or Order binding upon APHC or to which APHC is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of APHC or any acquisition of property by APHC, other than such effects, individually or in the aggregate, which are not, and would not reasonably be expected to be, material to APHC.

(b) Except for this Agreement and the Transactions, APHC has no interests, rights, obligations or Liabilities with respect to, and APHC is not party to, bound by nor are any of its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination. APHC has not, directly or indirectly (whether by merger, consolidation or otherwise), acquired, purchased, leased or licensed (or agreed to acquire, purchase, lease or license) any business, corporation, partnership, association or other business organization or division or part thereof.

(c) Since December 31, 2020 to the date of this Agreement, there has not been: (i) any APHC Material Adverse Effect; (ii) any change in the auditors of APHC; (iii) any revaluation by APHC of any of its assets, including, any sale of assets of APHC other than in the Ordinary Course of Business; or (iv) any action taken by APHC that would be prohibited by Section 6.2 if such action were taken on or after the date hereof without the consent of the Company.

(d) APHC is not the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding.

4.12 Tax Matters. Except as set forth on Section 4.12 of the APHC Disclosure Letter:

(a) APHC has timely filed all Income Tax Returns and other material Tax Returns required to be filed by it pursuant to applicable Laws (taking into account any validly obtained extensions of time within which to file). All Income Tax Returns and other material Tax Returns filed by APHC are correct and complete in all material respects and have been prepared in material compliance with all applicable Laws. To the Knowledge of APHC, all material Taxes due and payable by APHC have been timely paid (whether or not shown as due and payable on any Tax Return).

(b) APHC has timely and properly withheld or collected and paid to the applicable Taxing Authority all material amounts of Taxes required to have been withheld and paid by it in connection with any amounts paid or owing to any employee, independent contractor, creditor, equityholder or other third party and all material sales, use, ad valorem, value added, and similar Taxes and has otherwise complied in all material respects with all applicable Laws relating to such withholding, collection and payment of Taxes.

(c) To the Knowledge of APHC, no written claim has been made by a Taxing Authority in a jurisdiction where APHC does not file Tax Returns, or pay Tax, that APHC is or may be subject to taxation or required to file Tax Returns in, that jurisdiction which claim has not been settled or resolved.

(d) APHC is not currently nor has it been the subject of any Tax Proceeding with respect to any material Taxes or Tax Returns of or with respect to APHC, no such Tax Proceeding is pending and no such Tax Proceeding has been threatened, in each case, that has not been settled or resolved. All material deficiencies for Taxes asserted or assessed in writing against APHC have been fully and timely (taking into account applicable extensions) paid, settled or withdrawn, and, to the Knowledge of APHC, no such deficiency has been threatened or proposed against APHC.

(e) There are no outstanding agreements extending or waiving the statute of limitations applicable to any Tax or Tax Return with respect to APHC or extending a period of collection, assessment or deficiency for Taxes due from or with respect to APHC, which period (after giving effect to such extension or waiver) has not yet expired, and no written request for any such waiver or extension is currently pending. APHC is not the beneficiary of any extension of time (other than an automatic extension of time not requiring the consent of the applicable Governmental Entity) within which to file any Tax Return not previously filed. No private letter ruling, administrative relief, technical advice, or other similar ruling or request has been granted or issued by, or is pending with, any Governmental Entity that relates to any Taxes or Tax Returns of APHC that would have a material adverse effect on APHC following the date of the APHC Balance Sheet.

(f) APHC has at all times been resident in the jurisdiction of its incorporation for Tax purposes and is not and has not at any time been treated or claimed by a tax authority to be treated as resident in, or as having an office, place of management, permanent establishment, permanent representative, or fixed place of business in, any other jurisdiction for Tax purposes. APHC has not been notified by any Governmental Entity that it is or may be subject to taxation by, or required to file Tax Returns in, a jurisdiction where it does not pay any taxes or file any Tax return, nor subject to exit taxation (including but not limited due to transfer of tax residence on the basis of place of management or place of effective management in another jurisdiction or termination of taxation power of a jurisdiction on assets or business).

(g) APHC has accurately and timely complied with all applicable regulatory notifications and other liabilities towards any Tax authorities, including but not limited to, any reportable arrangements under EU Directive 2011/16 on mandatory disclosure and exchange of cross-border tax arrangement (“DAC6”), and FATCA.

(h) APHC has not been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of U.S. state or local or non-U.S. Tax Law).

(i) APHC will not be required to include any material item of income, or exclude any material item of deduction, for any period (or portion thereof) after the Closing Date (determined with and without regard to the transactions contemplated by this Agreement) as a result of: (i) an installment sale transaction occurring before the Closing governed by Section 453 of the Code (or any similar provision of state, local or non-U.S. Laws) or open transaction; (ii) a disposition occurring before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local, or non-U.S. Laws); (iii) any prepaid amounts received prior to the Closing or deferred revenue realized, accrued or received outside the Ordinary Course of Business prior to the Closing; (iv) a change in method of accounting with respect to a Pre-Closing Tax Period that occurs or was requested prior to the Closing (or as a result of an impermissible method used in a Pre-Closing Tax Period); or (v) an agreement entered into with any Governmental Entity (including a “closing agreement” under Section 7121 of the Code) on or prior to the Closing. APHC is not and has not owned any (i) CFC or (ii) PFIC and (iii) does not expect to be classified as a CFC or as a PFIC in the year of the Closing Date.

(j) There is no Lien for Taxes on any of the assets of APHC, other than Permitted Liens.

(k) APHC has no Liability for Taxes or any portion of a Tax (or any amount calculated with respect to any portion of a Tax) of any other Person as a successor or transferee, by contract, by operation of Law, or otherwise (other than pursuant to an Ordinary Course Tax Sharing Agreement). APHC is not party to or bound by any Tax Sharing Agreement, except for any Ordinary Course Tax Sharing Agreement, or ever been a party to any joint venture, partnership or other arrangement that is properly treated as a partnership for Tax purposes.

(l) APHC is and has at all times since its incorporation been properly classified as an association taxable as a corporation for U.S. federal (and, where applicable, state and local) income Tax purposes.

(m) APHC has not taken any action (nor permitted any action to be taken), and is not aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment. APHC is not aware of any plan or intention to cause Irish Holdco to be liquidated (for U.S. federal income tax purposes) following the Merger.

(n) APHC is not an investment company, as defined in Sections 368(a)(2)(F)(iii) and (iv) of the Code.

(o) APHC is not under the jurisdiction of a court in a Title 11 or similar case (within the meaning of Section 368(a)(3)(A) of the Code).

(p) APHC is not aware of any fact or circumstance that would cause Irish Holdco, following the Merger Effective Time, to either be a tax resident of a jurisdiction other than Ireland or to be a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code.

(q) APHC is not a “surrogate foreign corporation” as defined in Section 7874(a)(2)(B) of the Code or a domestic corporation as a result of the application of Section 7874(b) of the Code.

4.13 Affiliate Transactions. Except as disclosed in an APHC SEC Document or as set forth on Section 4.13 of the APHC Disclosure Letter, (a) APHC is not a party to any transaction, agreement, arrangement or understanding with any (i) present or former executive officer or director of APHC, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of APHC Capital Stock or equity interests of APHC or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing, and (b) no Person described in the foregoing clause (a) (i) owes any amount to APHC or (ii) owns any material assets, tangible or intangible, of the business of APHC as operated as of the date hereof (collectively, “APHC Affiliated Transactions”). There are no outstanding APHC Working Capital Notes as of the date of this Agreement.

4.14 Compliance with Laws. APHC is, and has been since its incorporation, in compliance in all material respects with all Laws applicable to APHC or to the conduct of the business of APHC, and no uncured written notices have been received by APHC from any Governmental Entity or, to the Knowledge of APHC, any other Person alleging a material violation of any such Laws or Orders. No such allegations are, to the Knowledge of APHC, threatened against APHC.

4.15 Investigation; No Other Representations. APHC hereby acknowledges that, except as expressly provided in Article III or in any certificate delivered pursuant hereto or thereto, none of the Company Entities nor any of their respective Affiliates or representatives has made, is making or shall be deemed to make any representation or warranty whatsoever, express or implied, at law or in equity, to APHC or the Sponsor or their respective Affiliates or representatives or any other Person, with respect to any of the Company Entities or any of their respective businesses, assets or properties, or otherwise, including any representation or warranty as to merchantability, fitness for a particular purpose, future results, proposed businesses or future plans. Without limiting the foregoing, except for the representations and warranties expressly made by the Company in Article III or in any certificate delivered pursuant hereto or thereto, no Company Entity nor any of their respective Affiliates or representatives is making or shall be deemed to have made any representation or warranty, express or implied, with respect to: (A) the information distributed or made available to APHC or any of its Affiliates or representatives by or on behalf of the Company in connection with this Agreement and the Transaction; (B) any management presentation, confidential information memorandum or similar document; or (C) any financial projection, forecast, estimate, budget or similar item relating to any of the Company Entities or any of their respective businesses, assets, liabilities, properties, financial condition, results of operations and projected operations of the foregoing. APHC hereby acknowledges that it has not relied on any promise, representation or warranty that is not expressly set forth in Article III or in any certificate delivered pursuant hereto or thereto. APHC hereby acknowledges that it has conducted, to its satisfaction, an independent investigation and verification of the Company Entities and their respective businesses, assets, liabilities, properties, financial condition, results of operations and projected operations, and in making its determination APHC has relied on the results of its own independent investigation and verification, in addition to the representations and warranties of the Company expressly set forth in Article III and those expressly set forth in any certificate delivered pursuant hereto or thereto. Notwithstanding anything to the contrary in this Agreement, claims against the Company shall not be limited in any respect in the event of Fraud.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF IRISH HOLDCO AND MERGER SUB

Each of APHC, Irish Holdco and Merger Sub represents and warrants to the Company as of the date hereof and as of the Closing, as follows:

5.1 Organization; Authority; Enforceability.

(a) Each of Irish Holdco and Merger Sub (a) is duly organized, incorporated or formed, validly existing, and in good standing under the laws of the state or country of its incorporation, (b) is duly qualified or licensed and in good standing (or the equivalent, and where such concept of good standing is applicable) to do business in each jurisdiction in which the nature of its business or the ownership, lease or use of its properties or assets makes such qualification necessary, except where the failure to be so licensed or qualified or in good standing (or the equivalent) would not, individually or in the aggregate, reasonably be expected to have an Irish Holdco Material Adverse Effect, and (c) has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its businesses as presently conducted. Each of Irish Holdco and Merger Sub has the corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the Transactions, and has taken all corporate or other legal entity action necessary in order to execute, deliver and perform its obligations hereunder and thereunder and to consummate the Transactions. Irish Holdco is, and as of the Closing will be, a corporate tax resident of Ireland.

(b) Each of Irish Holdco Board and Merger Sub Board has duly approved and authorized the execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is or will be a party and the Transactions and determined that this Agreement, the Ancillary Agreements and the Transactions are in the best interests of each of Irish Holdco and Merger Sub and their shareholders.

(c) This Agreement has been duly executed and delivered by Irish Holdco and Merger Sub and, assuming due execution and delivery by the other Parties, constitutes the valid and binding agreement of Irish Holdco and Merger Sub, enforceable against Irish Holdco and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, reorganization or other Laws affecting creditors’ rights generally and by general equitable principles. Correct and complete copies of Irish Holdco and Merger Sub’s Governing Documents as in effect on the date hereof have been made available to the Company, and Irish Holdco and Merger Sub are not in violation of their Governing Documents.

(d) Merger Sub is and has at all times since its formation been properly classified as an association taxable as a corporation for U.S. federal (and, where applicable, state and local) income Tax purposes.

(e) Irish Holdco does not have any Subsidiaries other than Merger Sub. Except for Irish Holdco’s ownership of Merger Sub, neither Irish Holdco nor Merger Sub owns, directly or indirectly, any equity or voting interest in any Person.

5.2 Capitalization.

(a) Irish Holdco has, at the date of this Agreement, an authorized share capital of EUR 25,000, and an issued and outstanding share capital of 25,000 ordinary shares of €1.00 each, and immediately prior to the Domestication Merger Effective Time, will have an authorized share capital of US$5,010,000 divided into 500,000,000 Ordinary Shares with a nominal value of US$0.01 each and 100,000,000 Preferred Shares with a nominal value of US$0.0001 and €25,000 divided into 25,000 ordinary shares with a nominal value of €1.00 each and an issued and outstanding share capital of 25,000 ordinary shares with a nominal value of €1.00 each. The authorized shares of stock of Merger Sub is 50,000 ordinary shares, par value US$1.00 per share, 1 of which is issued and outstanding. Irish Holdco owns all of the outstanding equity securities of Merger Sub, free and clear of all Liens.

(b) Except as set forth in this Agreement (including as set forth in Section 5.2(a)), the Ancillary Agreements or the Irish Holdco Governing Documents and the Merger Sub Governing Documents:

(i) there are no outstanding options, warrants, Contracts, calls, puts, bonds, debentures, notes rights to subscribe, conversion rights or other similar rights to which Irish Holdco or Merger Sub is a party or which are binding upon Irish Holdco or Merger Sub providing for the offer, issuance, redemption, exchange, conversion, voting, transfer, disposition or acquisition of any of its Equity Interests;

(ii) neither Irish Holdco nor Merger Sub is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of its Equity Interests;

(iii) neither Irish Holdco nor Merger Sub is a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any of its Equity Interests;

(iv) there are no contractual equityholder preemptive or similar rights, rights of first refusal, rights of first offer or registration rights in respect of its Equity Interests; and

(v) neither Irish Holdco nor Merger Sub has violated any applicable Laws or any preemptive or similar rights created by applicable Law, Irish Holdco Governing Documents or Merger Sub Governing Documents or Contract to which Irish Holdco or Merger Sub is a party in connection with the offer, sale or issuance of any of Equity Interests of Irish Holdco or Merger Sub.

(c) On or prior to the date of this Agreement, or substantially concurrently with the execution of this Agreement, APHC and Irish Holdco have entered into Subscription Agreements with PIPE Investors, true and correct copies of which have been provided to the Company, pursuant to which, and on the terms and subject to the conditions of which, such PIPE Investors have agreed, in connection with the transactions contemplated hereby, to purchase from Irish Holdco, Irish Holdco Ordinary Shares for an investment amount set forth in such PIPE Investor’s Subscription Agreement. Such Subscription Agreements are in full force and effect with respect to, and binding on, APHC and Irish Holdco, and to the Knowledge of APHC and Irish Holdco, on each PIPE Investor party thereto, in accordance with their terms. Subject to the terms of their respective Subscription Agreements, the PIPE Investors will be obligated to fund their commitments concurrently with the Closing.

5.3 Information Supplied. None of the information supplied by Irish Holdco or Merger Sub for inclusion or incorporation by reference in the Transaction Filings will, when filed (including furnished), declared effective, made available, mailed or distributed, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided, mailed or filed, or that are otherwise included or incorporated by reference in any forms, reports, schedules, statements and other documents filed with the SEC in respect of Irish Holdco or Merger Sub or Transaction filings) except that no representation or warranty is made by Irish Holdco or Merger Sub with respect to statements made, supplied, included or incorporated by reference in such filings or mailings based on information supplied or otherwise provided by or on behalf of the Company Entities or their Affiliates or representatives expressly for inclusion or incorporation by reference therein in writing, or any projections or forecasts included therein.

5.4 Brokers. Neither Irish Holdco nor Merger Sub has incurred any Liability in connection with this Agreement or the Ancillary Agreements, or the Transactions, that would result in the obligation of the Irish Holdco or Merger Sub to pay a finder’s fee, brokerage or agent’s commissions or other like payments prior to or following the Closing.

5.5 Litigation. There are no Proceedings or investigations pending or, to the Knowledge of Irish Holdco or Merger Sub, threatened against Irish Holdco or Merger Sub or, Knowledge of Irish Holdco or Merger Sub, any director, officer or employee of Irish Holdco or Merger Sub (in their capacity as such), in each case that would reasonably be expected to have an Irish Holdco Material Adverse Effect. Neither Irish Holdco or Merger Sub nor any property, asset or business of Irish Holdco or Merger Sub is subject to or bound by any Order that would reasonably be expected to have an Irish Holdco Material Adverse Effect. As of the date of this Agreement, there are no material Proceedings pending or threatened by Irish Holdco or Merger Sub against any other Person.

5.6 Noncontravention. The execution, delivery and performance of this Agreement by Irish Holdco or Merger Sub and of the Ancillary Agreements to which it is or will be a party, and the consummation of the Transactions do not and will not (a) conflict with or result in any breach of any of the terms, conditions or provisions of, (b) constitute a material default under (whether with or without the giving of notice, the passage of time or both), (c) result in a violation of, (d) give any third party the right to terminate or accelerate, or cause any termination or acceleration of, any right or obligation under, (e) result in the creation of any Lien (other than Permitted Liens) upon its Equity Interests under, (f) require any approval under, from or pursuant to, or (g) require any filing with, (i) any material Contract to which Irish Holdco or Merger Sub is a party, (ii) any Irish Holdco Governing Document or Merger Sub Governing Document, or (iii) any Governmental Entity under or pursuant to any Law or Order to which Irish Holdco or Merger Sub is bound or subject; provided, that with respect to the foregoing clause (i) or clause (iii), except as would not have an Irish Holdco Material Adverse Effect.

5.7 Business Activities.

(a) Since its incorporation or organization, Irish Holdco and Merger Sub do not have any assets or properties of any kind, do not now conduct and have never conducted any business, and have and will have at the Closing no obligations or Liabilities of any nature whatsoever, except for such obligations as are imposed under this Agreement or the Ancillary Agreements.

(b) Neither Irish Holdco nor Merger Sub are the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding. Irish Holdco does not have any plan or intention to be liquidated (for U.S. federal income tax purposes) following the Merger.

5.8 Affiliate Transactions. Neither Irish Holdco nor Merger Sub is a party to any transaction, agreement, arrangement or understanding with any (a) present or former executive officer or director of Irish Holdco or Merger Sub, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the shares, capital stock or equity interests of Irish Holdco or Merger Sub or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (collectively, “Irish Holdco Affiliated Transactions”).

5.9 Compliance with Laws. To the Knowledge of each of Irish Holdco and Merger Sub, Irish Holdco and Merger Sub is, and has been since its incorporation, in compliance in all material respects with all Laws applicable to Irish Holdco and Merger Sub or to the conduct of the business of Irish Holdco and Merger Sub, and no uncured written notices have been received by Irish Holdco or Merger Sub from any Governmental Entity or any other Person alleging a material violation of any such Laws.

5.10 Investigation; No Other Representations. Each of Irish Holdco and Merger Sub hereby acknowledges that, except as expressly provided in Article III or in any certificate delivered pursuant hereto or thereto, none of the Company Entities nor any of their respective Affiliates or representatives has made, is making or shall be deemed to make any representation or warranty whatsoever, express or implied, at law or in equity, to Irish Holdco, Merger Sub or their respective Affiliates or representatives or any other Person, with respect to any of the Company Entities or any of their respective businesses, assets or properties, or otherwise, including any representation or warranty as to merchantability, fitness for a particular purpose, future results, proposed businesses or future plans. Without limiting the foregoing, except for the representations and warranties expressly made by the Company in Article III or in any certificate delivered pursuant hereto or thereto, no Company Entity nor any of their respective Affiliates or representatives is making or shall be deemed to have made any representation or warranty, express or implied, with respect to: (A) the information distributed or made available to each of Irish Holdco and Merger Sub, or any of their respective Affiliates or representatives by or on behalf of the Company in connection with this Agreement and the Transactions; (B) any management presentation, confidential information memorandum or similar document; or (C) any financial projection, forecast, estimate, budget or similar item relating to any of the Company Entities or any of their respective businesses, assets, liabilities, properties, financial condition, results of operations and projected operations of the foregoing. Each of Irish Holdco and Merger Sub hereby acknowledges that it has not relied on any promise, representation or warranty that is not expressly set forth in Article III or in any certificate delivered pursuant hereto or thereto. Each of Irish Holdco and Merger Sub hereby acknowledges that it has conducted, to its satisfaction, an independent investigation and verification of the Company Entities and their respective businesses, assets, liabilities, properties, financial condition, results of operations and projected operations, and in making its determination each of Irish Holdco and Merger Sub has relied on the results of its own independent investigation and verification, in addition to the representations and warranties of the Company expressly set forth in Article III and those expressly set forth in any certificate delivered pursuant hereto or thereto. Notwithstanding anything to the contrary in this Agreement, claims against the Company shall not be limited in any respect in the event of Fraud.

ARTICLE VI

INTERIM OPERATING COVENANTS

6.1 Interim Operating Covenants of the Company.

(a) From the date of this Agreement until the earlier of the Closing and the date this Agreement is terminated pursuant to and in accordance with the terms hereunder (such period, the “Pre-Closing Period”), unless APHC shall otherwise give prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) and except (i) as expressly required or contemplated, or otherwise expressly permitted, by this Agreement or the Ancillary Agreements, including pursuant to the Domestication Merger, APHC Share Redemption or the PIPE Investment, (ii) as required by applicable Law (including any COVID-19 Measure) or any Governmental Entity or as reasonably necessary in light of COVID-19, or (iii) as set forth on Section 6.1(a) of the Company Disclosure Letter ((i)-(iii), the “Business Exceptions”), the Company Entities shall conduct and operate their business in the Ordinary Course of Business and shall use reasonable best efforts to maintain and preserve their present business organization, assets and technology and relationships and good will with customers and suppliers having material business dealings with the Company Entities consistent with past practices. Notwithstanding the foregoing, no action or failure to take action with respect to matters specifically addressed by any of the provisions of Section 6.1(b) shall constitute a breach under this Section 6.1(a) unless such action or failure to take action would constitute a breach of such provision of Section 6.1(b) and this Section 6.1(a).

(b) During the Pre-Closing Period, unless APHC shall otherwise give prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) and except with respect to the Business Exceptions, the Company shall not, and shall cause the Company Entities not to:

(i) amend or otherwise modify the Company Governing Documents or the Company SHA or amend or otherwise modify, in any material respect, any of the Governing Documents of the Company Subsidiaries;

(ii) make any material changes to their accounting policies, methods or practices, other than as required by U.S. GAAP or IFRS (as applicable) or applicable Law;

(iii) sell, issue, assign, transfer, pledge, convey or otherwise dispose of (A) any Equity Interests of the Company Entities, including Company Shares or (B) any options, warrants, rights of conversion or other rights or agreements, arrangements or commitments obligating the Company Entities to issue, deliver or sell any Equity Interests of the Company Entities, including Company Equity Awards, Company Warrants, and Kreos Warrants, other than grants or issuances to directors, officers, independent contractors and employees (including new hires) made subject to the terms of the Equity Incentive Plan in the Ordinary Course of Business and in accordance with Section 6.1(b)(xv) or in settlement of outstanding Company Warrants or Kreos Warrants in accordance with the terms of such awards or agreements as in effect on the date hereof provided that such settlement is made in compliance with the Finnish Companies Act and is not made in cash to the shareholders of the Company;

(iv) redeem, purchase, repurchase or otherwise acquire any Equity Interests or other securities of the Company Entities, including the Company Shares, Company Equity Awards, Company Warrants, and Kreos Warrants except for (w) repurchases or settlements of Company Warrants and Kreos Warrants pursuant to the terms of such awards or agreements as in effect as of the date hereof provided that such repurchases or settlements are made in compliance with the Finnish Companies Act and are not made in cash to the shareholders of the Company other than in connection with the redemption pursuant to Chapter 16, Section 13 of the Finnish Companies Act, and (y) forfeitures of Company Equity Awards at the time of the termination of service of the holder thereof in accordance with the terms of such awards as in effect on the date hereof, in compliance with applicable Law;

(v) declare, make or pay any dividend, other distribution or return of capital (whether in cash or in kind) to any equityholder of the Company Entities (other than distributions made by any direct or indirect wholly owned Subsidiaries of the Company to the Company or any of its other direct or indirect wholly owned Subsidiaries);

(vi) adjust, split, combine or reclassify any of the Company Entities’ Equity Interests, other than in connection with the Conversion;

(vii) incur, assume, guarantee or otherwise become Liable for (whether directly, contingently or otherwise) any Indebtedness, for an amount not in excess of EUR 5.0 Million in the aggregate;

(viii) make any loans, advances or capital contributions to, or investments in, any Person for an amount in excess of EUR 1.0 Million in the aggregate;

(ix) commit to, authorize or enter into any agreement in respect of, any capital expenditure (or series of commitments or capital expenditures), other than capital expenditures not to exceed EUR 0.5 Million in the aggregate;

(x) other than in the Ordinary Course of Business, enter into any termination (other than an expiration in accordance with the terms thereof) of, or amendment to or waiver of any material provision or term of, any Material Contract or enter into any Contract that if entered into prior to the date of this Agreement would be a Material Contract;

(xi) other than inventory and other assets acquired in the Ordinary Course of Business, acquire a material amount of properties or assets (including by merger, consolidation or acquisition of stock or by purchasing or receiving an exclusive license), including Equity Interests of another Person;

(xii) propose, adopt or effect any plan of complete or partial liquidation, dissolution, recapitalization or reorganization;

(xiii) create or subject to any Liens (other than Permitted Liens), any of the material rights (other than rights in Intellectual Property or Technology) or material assets (other than Intellectual Property or Technology) owned by, or leased or licensed to, the Company Entities, other than with respect to Indebtedness permitted to be incurred under the foregoing clause (vii);

(xiv) compromise, commence or settle any material Proceeding where such settlement amount or damages being sought is in excess of EUR 1.0 Million;

(xv) except as required under applicable Law or by the terms of any Company Employee Benefit Plan as in existence as of the date hereof, (A) accelerate the vesting of or lapsing of restrictions with respect to, any stock-based compensation or other multi-year cash incentive compensation under any Company Employee Benefit Plan, (B) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization respecting employees of the Company Entities, or (C) except to the extent actions taken during the Pre-Closing Period under the following provisions (w)—(z) would not, in the aggregate, increase personnel costs in fiscal year 2022 by more than 25% over the aggregate amount allocated to personnel costs for fiscal year 2022 in the Company budget made available to APHC in November 2021:

(w) except to the extent actions are taken under (y) or (z) below, take action that does or would reasonably be expected to increase the compensation or benefits of any current or former employee or service provider of the Company Entities;

(x) grant any new stock-based compensation or other multi-year cash incentive compensation under any Company Employee Benefit Plan (provided that new unvested stock-based awards granted under the Company Equity Awards from the share reserve in existence on the date of this Agreement are made in the Ordinary Course of Business or approved by a majority of the Company’s Board after the date hereof, which unvested awards will not become exercisable for at least twelve (12) months, shall not be subject to this clause (x)); or

(y) hire or engage any employee or consultant if such employee or consultant will receive, or does receive, annual base cash compensation (or annual base wages or fees) in excess of $300,000, unless such hiring or engagement is approved by a majority of the Company Board or its compensation committee after the date hereof;

(z) become a party to, establish, materially amend, commence participation in, or terminate any group Company Employee Benefit Plan, or any other plan, agreement or arrangement covering more than one employee or consultant that would be a Company Employee Benefit Plan if in effect as of the date hereof;

(xvi) sell, lease, assign, transfer, convey, license, covenant not to assert, permit to lapse, abandon, allow to lapse or otherwise dispose of, or create, grant, subject to, or issue any material Lien (other than Permitted Liens) in or on any material rights or material assets (other than Intellectual Property or Technology or, in each case, any rights therein) owned by, or leased or licensed to, the Company Entities;

(xvii) terminate, fail to renew, abandon, cancel, allow to enter into the public domain, let lapse, fail to continue to prosecute or defend, subject to any Lien (except for Permitted Liens), license (including through covenants not to sue, non-assertion provisions or releases, immunities from suit that relate to Intellectual Property or any option to any of the foregoing, but excluding non-exclusive licenses granted in the Ordinary Course of Business in object code form), sell, assign, transfer or otherwise dispose of any Core IP;

(xviii) enter into any new line of business outside of the business of data management;

(xix) (1) make, change or revoke any material election relating to Taxes outside the Ordinary Course of Business, (2) enter into any agreement, settlement or compromise with any Taxing Authority relating to a material amount of Taxes, (3) consent to any extension or waiver of the statutory period of limitations applicable to any material Tax matter not disclosed in Section 3.7 of the Company Disclosure Letter (other than at the request of a Taxing Authority), (4) file any amended material Tax Return, (5) fail to timely file (taking into account valid extensions) any material Tax Return required to be filed, (6) fail to pay any material amount of Tax as it becomes due, (7) enter into any Tax Sharing Agreement (other than an Ordinary Course Tax Sharing Agreement), (8) surrender any right to claim any refund of a material amount of Taxes, or (9) take or agree to take any action that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

(xx) enter into, renew or modify any Company Affiliated Transaction; or

(xxi) enter into any legally binding agreement with respect to any of the foregoing.

(c) Nothing contained in this Agreement shall be deemed to give APHC, directly or indirectly, the right to control or direct the Company Entities or any operations of the Company Entities prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, control over its business and operations.

6.2 Interim Operating Covenants of APHC.

(a) During the Pre-Closing Period, unless the Company shall otherwise give prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) and except (i) as expressly required or contemplated or otherwise expressly permitted by this Agreement or the Ancillary Agreements, including pursuant to the Domestication Merger, APHC Share Redemption or the PIPE Investment, (ii) as required by applicable Law, (iii) as set forth on Section 6.2(a) of the APHC Disclosure Letter, or (iv) as expressly set forth in the APHC SEC Documents as of the date of this Agreement, ((i)-(iv), the “APHC Business Exceptions”), APHC shall conduct and operate its business in the Ordinary Course of Business. Notwithstanding the foregoing, no action or failure to take action with respect to matters specifically addressed by any of the provisions of Section 6.1(b) shall constitute a breach under this Section 6.2(a) unless such action or failure to take action would constitute a breach of such provision of Section 6.1(b) and this Section 6.2(a).

(b) During the Pre-Closing Period, unless the Company shall otherwise give prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) and except with respect to the APHC Business Exceptions, APHC shall not:

(i) other than in connection with the Domestication Merger, amend or otherwise modify the APHC Governing Documents;

(ii) withdraw any funds from the Trust Account, other than as permitted by the APHC Governing Documents or the Trust Agreement, modify or amend the Trust Agreement or enter into or amend any other agreement related to the Trust Account;

(iii) make any material changes to its accounting policies, methods or practices, other than as required by U.S. GAAP or applicable Law;

(iv) (1) make, change or revoke any material election relating to Taxes outside the Ordinary Course of Business (unless required by applicable Law), (2) enter into any agreement, settlement or compromise with any Taxing Authority relating to a material amount of Taxes, (3) consent to any extension or waiver of the statutory period of limitations applicable to any material Tax matter not disclosed in Section 6.2 of the APHC

Disclosure Letter (other than at the request of a Taxing Authority), (4) file any amended material Tax Return, (5) fail to timely file (taking into account valid extensions) any material Tax Return required to be filed, (6) fail to pay any material amount of Tax as it becomes due, (7) enter into any Tax Sharing Agreement (other than an Ordinary Course Tax Sharing Agreement), (8) surrender any right to claim any refund of a material amount of Taxes, or (9) take or agree to take any action that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

(v) other than in connection with a APHC Share Redemption, the PIPE Investment, or exercise of APHC Warrants, sell, issue, grant, redeem, assign, transfer, convey or otherwise dispose of (x) any Equity Interests of APHC, or (y) any options, warrants, rights or other securities convertible into or exchangeable for any Equity Interests of APHC, or enter into agreements, arrangements or commitments obligating APHC or Sponsor to issue, deliver or sell any Equity Interests of APHC or securities convertible into or exchangeable for any Equity Interests of APHC;

(vi) other than the APHC Share Redemption, declare, make or pay any dividend, other distribution or return of capital (whether in cash or in kind) to the equityholders of APHC;

(vii) other than in connection with the Domestication Merger, adjust, sub-divide, consolidate or reclassify any of its Equity Interests;

(viii) reduce the exercise price, or amend the terms, of any APHC Warrant;

(ix) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of APHC;

(x) enter into, renew or modify any APHC Affiliated Transaction;

(xi) create any Liens (other than Permitted Liens) on any material property or material assets of APHC;

(xii) liquidate, dissolve, reorganize or otherwise wind up the business or operations of APHC;

(xiii) hire any employee, officer, consultant or independent contractor, or adopt or enter into any employee benefit or compensatory plan, policy, program, agreement, trust or arrangement;

(xiv) other than in the Ordinary Course of Business (i) pay or make any grant of any severance, change in control, retention or termination payment to any director, officer, employee, consultant, or independent contractor of APHC, (ii) accelerate any material payments or benefits, or the funding of any material payments or benefits, payable or to become payable to any director, officer, other employee of APHC, or (iii) increase any compensation or material benefits of any director, officer, other employee, consultant, or independent contractor of APHC;

(xv) enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of its officers, directors, shareholders or other Affiliates, other than (A) payments or distributions relating to obligations in respect of arm’s-length commercial transactions or (B) reimbursement for reasonable expenses;

(xvi) amend, enter into or terminate the Insider Letter, any “material contract” as defined under Regulation S-K or any other material agreement or material arrangement; or

(xvii) enter into any legally binding agreement with respect to any of the foregoing.

(c) Nothing contained in this Agreement shall be deemed to give the Company, directly or indirectly, the right to control or direct APHC prior to the Closing. Prior to the Closing, APHC shall exercise, consistent with the terms and conditions of this Agreement, control over its business and operations.

6.3 Interim Operating Covenants of Irish Holdco and Merger Sub.

(a) During the Pre-Closing Period, unless the Company shall otherwise give prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) and except (i) as expressly required or contemplated or otherwise expressly permitted by this Agreement or the Ancillary Agreements, including pursuant to the Domestication Merger, APHC Share Redemption or the PIPE Investment, (ii) as required by applicable Law, or (iii) as set forth on Section 6.3(a) of Irish Holdco’s Disclosure Letter ((i)-(iii), the “Irish Holdco Business Exceptions”), Irish Holdco and Merger Sub shall conduct and operate their respective businesses in the Ordinary Course of Business. Notwithstanding the foregoing, no action or failure to take action with respect to matters specifically addressed by any of the provisions of Section 6.3(b) shall constitute a breach under this Section 6.3(a) unless such action or failure to take action would constitute a breach of such provision of Section 6.3(b) and this Section 6.3(a).

(b) During the Pre-Closing Period, unless the Company shall otherwise give prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) and except with respect to the Irish Holdco Business Exceptions, Irish Holdco and Merger Sub shall not:

(i) other than in connection with the Domestication Merger and the Merger, including the adoption of the Amended Irish Holdco Memorandum and Articles of Association, amend or otherwise modify the Irish Holdco Governing Documents or the Merger Sub Governing Documents;

(ii) make any material changes to its accounting policies, methods or practices, other than as required by U.S. GAAP or IFRS (as applicable) or applicable Law;

(iii) (1) make, change or revoke any material election relating to Taxes outside the Ordinary Course of Business (unless required by applicable Law), (2) enter into any agreement, settlement or compromise with any Taxing Authority relating to a material amount of Taxes, (3) consent to any extension or waiver of the statutory period of limitations applicable to any material Tax matter not disclosed in Section 6.2 of the APHC

Disclosure Letter (other than at the request of a Taxing Authority), (4) file any amended material Tax Return, (5) fail to timely file (taking into account valid extensions) any material Tax Return required to be filed, (6) fail to pay any material amount of Tax as it becomes due, (7) enter into any Tax Sharing Agreement (other than an Ordinary Course Tax Sharing Agreement), (8) surrender any right to claim any refund of a material amount of Taxes, or (9) take or agree to take any action that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

(iv) sell, issue, grant, redeem, assign, transfer, pledge, convey or otherwise dispose of (x) any Equity Interests of Irish Holdco or Merger Sub, or (y) any options, warrants, rights or other securities convertible or exchangeable for any Equity Interests of Irish Holdco or Merger Sub, or enter into agreements, arrangements or commitments obligating either entity to issue, deliver or sell any Equity Interests of Irish Holdco or Merger Sub or securities convertible into or exchangeable for any Equity Interests of Irish Holdco or Merger Sub;

(v) declare, make or pay any dividend, other distribution or return of capital (whether in cash or in kind) to the equityholders of Irish Holdco or Merger Sub;

(vi) other than in connection with the Transactions, adjust, split, combine or reclassify any of its Equity Interests;

(vii) enter into any agreement, understanding or arrangement with respect to the voting of equity securities of Irish Holdco or Merger Sub;

(viii) enter into, renew or modify any Irish Holdco Affiliated Transaction;

(ix) create any Liens (other than Permitted Liens) on any material property or material assets of Irish Holdco or Merger Sub;

(x) liquidate, dissolve, reorganize or otherwise wind up the business or operations of Irish Holdco or Merger Sub;

(xi) hire any employee, officer, consultant or independent contractor, or adopt or enter into any employee benefit or compensatory plan, policy, program, agreement, trust or arrangement;

(xii) other than in the Ordinary Course of Business (i) pay or make any grant of any severance, change in control, retention or termination payment to any director, officer, employee, consultant, or independent contractor of Irish Holdco or Merger Sub, (ii) accelerate any material payments or benefits, or the funding of any material payments or benefits, payable or to become payable to any director, officer, other employee of Irish Holdco or Merger Sub, or (iii) increase any compensation or material benefits of any director, officer, other employee, consultant, or independent contractor of Irish Holdco or Merger Sub;

(xiii) enter into or amend any agreement with, or pay, distribute or advance any assets or property to, any of Irish Holdco’s or Merger Sub’s officers, directors, shareholders or other Affiliates, other than (A) payments or distributions relating to obligations in respect of arm’s-length commercial transactions or (B) reimbursement for reasonable expenses; or

(xiv) (xiv) amend, enter into or terminate any “material contract” as defined under Regulation S-K or any other material agreement or material arrangement; or

(xv) enter into any legally binding agreement with respect to any of the foregoing.

(c) Nothing contained in this Agreement shall be deemed to give the Company, directly or indirectly, the right to control or direct Irish Holdco or Merger Sub prior to the Closing. Prior to the Closing, Irish Holdco shall exercise, consistent with the terms and conditions of this Agreement, control over its business and operations.

ARTICLE VII

PRE-CLOSING AGREEMENTS

7.1 Reasonable Best Efforts; Further Assurances. Subject to the terms and conditions set forth in this Agreement, and to applicable Laws, during the Pre-Closing Period, the Parties shall cooperate and use their respective reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable (including executing and delivering any documents, certificates, instruments and other papers that are reasonably necessary for the consummation of the Transactions), and do, or cause to be done, and assist and cooperate with the other Parties in doing, all things reasonably necessary to consummate and make effective, in the most expeditious manner practicable, the Transactions. The Parties shall use their reasonable best efforts, and each Party shall cooperate in all reasonable respects with the other Party, to send the requisite notice to or to solicit and obtain all waivers, consents, approvals, permits, orders or authorizations from third parties reasonably necessary, proper or advisable to consummate the Transactions, including to obtain the consents of, as applicable, the contractual counterparties to the Contracts listed on Section 7.1 of the Company Disclosure Letter prior to the Closing; provided, however, that no Party nor any of their Affiliates shall be required to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required unless such consent is specifically described in the Disclosure Letters as requiring related payment (or incursion of related obligation) in connection with the Transactions, and provided, further, that the Parties acknowledge and agree that the failure to obtain any such consent (other than such consent specifically described in the Disclosure Letters as requiring related payment (or incursion of related obligation)) is not, and shall not be, a condition to Closing. Each Party shall, during the Pre-Closing Period, keep the other Parties informed on a reasonably current basis of any and all matters concerning APHC, Irish Holdco and the Company Entities, as the case may be, that in the reasonable opinion of the relevant Party may be of material relevance for the purposes of effecting the Transactions in a timely manner and pursuant to the terms hereof.

7.2 Trust & Closing Funding. Subject to the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the Trustee (which notice APHC shall provide to the Trustee in accordance with the terms of the Trust Agreement), in accordance with the Trust Agreement and the APHC Governing Documents, at the Closing, APHC shall (a) cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (b) cause the Trustee to (x) pay as and when due all amounts payable to APHC Shareholders who shall have validly elected to redeem their APHC Class A Ordinary Shares pursuant to the APHC Share Redemption and pay as and when due the Deferred Discount, in each case pursuant to the terms of the Trust Agreement, except to the extent that such Deferred Discount is waived, (y) pay all Transaction Expenses as provided herein, and (z) deposit the monies remaining in the Trust Account to, or as directed by, APHC. In the event that, following payments made pursuant to completion of the redemptions as required by the APHC Share Redemption, the monies remaining in Trust are insufficient to satisfy all remaining Transaction Expenses, Irish Holdco shall pay any remaining Transaction Expenses.

7.3 Listing.

(a) During the Pre-Closing Period and prior to the Domestication Merger, APHC shall use reasonable best efforts to ensure APHC remains listed as a public company on the NYSE, in compliance with NYSE rules and regulations in all material respects, and that the APHC Units, APHC Class A Ordinary Shares and APHC Public Warrants remain listed on the NYSE.

(b) APHC will use its reasonable best efforts to cause (i) Irish Holdco’s initial listing application with the NYSE with respect to the Irish Holdco Ordinary Shares to be issued in connection with the Transactions to have been approved by the NYSE, subject to official notice of issuance, (ii) Irish Holdco to satisfy all applicable NYSE rules and regulations regarding the initial listing application, and (iii) the APHC Public Warrants to remain listed on the NYSE.

(c) During the Pre-Closing Period, APHC will use reasonable best efforts to keep current and timely file reports required to be filed with the SEC and otherwise comply in all material respects applicable securities Laws.

7.4 Confidential Information. During the Pre-Closing Period, each Party shall be bound by and comply with the provisions set forth in the Confidentiality Agreement as if such provisions were set forth herein, and such provisions are hereby incorporated herein by reference. Each Party acknowledges and agrees that each is aware of the restrictions imposed by, and will comply with, the United States federal securities Laws and other applicable foreign and domestic Laws on Persons possessing material nonpublic information about a public company. Each Party hereby agrees, that during the Pre-Closing Period, except in connection with or support of the Transactions, while in possession of such material nonpublic information, it shall not, directly or indirectly (through its Affiliates or otherwise), acquire, offer or propose to acquire, agree to acquire, sell or transfer or offer or propose to sell or transfer any securities of APHC or Irish Holdco, communicate such information to any other Person or cause or encourage any Person to do any of the foregoing.

7.5 Access to Information. During the Pre-Closing Period, upon reasonable prior written notice, each Party shall afford the representatives of the other Party reasonable access, during normal business hours, to the properties, books and records, and senior management of such other Party and its respective Subsidiaries and furnish to the representatives of such Party such additional financial and operating data and other information regarding such other Party’s business as such Party or its representatives may from time to time reasonably request. Notwithstanding the foregoing, each Party shall not be obligated to disclose any information that, in the reasonable judgment of such party on advice of its outside counsel, would result in the loss of attorney-client privilege with respect to such information or which would constitute a waiver of any other privilege or trade secret protection held by such Party or its respective Subsidiaries, or would conflict with applicable Laws or any of such Party’s or its respective Subsidiaries’ confidentiality obligations; provided, that each Party shall use its reasonable best efforts (i) to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege or waiver of any other privilege or trade secret protection or conflict with applicable Laws or applicable confidentiality obligations, or (ii) to develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the other Party. Each Party shall advise the other Party in such circumstances that it is unable to comply with requests for information pursuant to this Section 7.5 and each Party shall use its reasonable best efforts to describe the types of information being withheld.

7.6 Regulatory Approvals; Efforts.

(a) The Parties shall comply with the notification and reporting requirements of the HSR Act, if applicable, within 30 Business Days after the date of this Agreement. The Parties shall use reasonable best efforts to promptly obtain, and to cooperate with each other to promptly obtain, all authorizations, approvals, clearances, consents, waivers, permits, orders, actions or non-actions of any Governmental Entity that may be or become necessary in connection with the consummation of the Transactions, including the Company providing relevant information to APHC in order for APHC to assess the applicability of the Finnish Act on the Monitoring of the Foreign Corporate Acquisitions (172/2012, as amended) to the Transactions, and to prepare the relevant authority filing if such filing is deemed reasonably necessary by APHC. Each Party shall promptly inform the other Party of any material communication between itself (including its representatives) and any Governmental Entity regarding any of the Transactions. If a Party or any of its Affiliates receives any formal or informal inquiry or request for supplemental information or documentary material from any Governmental Entity with respect to the Transactions, then the Party, to the extent necessary and advisable, shall provide a reasonable response to such request as promptly as reasonably practicable in consultation with the other Party.

(b) The Parties shall keep each other apprised of the status of matters relating to the completion of the Transactions and, to the extent permissible, promptly furnish the other with copies of notices or other material communications (other than any ministerial notices) between any Party (including their respective Affiliates and representatives), as the case may be, and any Governmental Entity with respect to such Transactions. Each Party shall give the other Party and its counsel a reasonable opportunity to review in advance, to the extent permissible, and consider in good faith the views and input of the other Party in connection with, any proposed material written communication to any Governmental Entity relating to the Transactions. Each Party agrees, as circumstances reasonably allow, not to participate in any substantive meeting, conference or discussion, either in person or by telephone, with any Governmental Entity in connection with the Transactions unless it consults with the other Party in advance and, to the extent not prohibited by such Governmental Entity, gives the other Party the opportunity to attend and participate.

(c) Each Party shall use its reasonable best efforts to resolve objections, if any, as may be asserted by any Governmental Entity with respect to the Transactions under any applicable Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or constituting anticompetitive conduct (collectively, the “Antitrust Laws”). Subject to the other terms of this Section 7.6, each Party shall use its reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the Antitrust Laws with respect to such Transactions as promptly as possible after the execution of this Agreement. Notwithstanding anything in this Agreement to the contrary, nothing in this Section 7.6 or any other provision of this Agreement shall require or obligate any of the Company Entities or any of their Affiliates to, and APHC and its Affiliates shall not without the prior written consent of the Company, agree or otherwise be required to, take any action with respect to any of the Company Entities or any of their Affiliates, including selling, divesting or otherwise disposing of, licensing, holding separate, or taking or committing to take any action that limits in any respect its freedom of action with respect to, or its ability to retain, any of its business, products, rights, services, licenses, assets, properties or other operations or any interest therein.

7.7 Communications; Press Releases. Prior to the Closing, any press or other public release or public announcement concerning this Agreement or the Transactions or any matter contemplated by the foregoing by any Party shall not be issued without the prior written consent of APHC and the Company, which consent shall not be unreasonably withheld, conditioned or delayed, and no press or other public release or public announcement shall include the name or identity of any Major Investor without the prior written consent of the Major Investor (it being agreed that each Major Investor shall be a third party beneficiary of this Section 7.7); provided, however, that each Party may make any public release or announcement that is required by applicable Law or the requirements of any national securities exchange (it being understood that, to the extent practicable, the Party making such public announcement shall provide such announcement to the other Party (and if such announcement mentions a Major Investor, such Major Investor) prior to release and consider in good faith any comments from such other Party and/or Major Investor (as the case may be)) or, in consultation with the other Party and/or Major Investor (as the case may be) that has previously been publicly released or announced; and provided, further, that the foregoing shall not prohibit in a non-public manner and subject to an understanding of confidentiality, and in accordance with the other provisions herein, including Section 7.1 and Section 7.4, (i) any Party from communicating with third parties to the extent necessary for the purpose of seeking any required third party (including Governmental Entity) consent or approval or making a filing or registering with such third party as reasonably necessary in connection with the Transactions, (ii) any Party from communicating in connection with reporting or fundraising to or from such Party’s shareholders, and (iii) the Company Entities from communicating with employees, contractors, advisors and consultants, each of (i)—(iii) in connection with the Transactions.

7.8 Registration Statement.

(a) As soon as reasonably practicable following the date of this Agreement, the Parties shall cooperate and jointly prepare, and Irish Holdco and APHC shall file, a preliminary Registration Statement (in which the Proxy Statement shall be included), with the SEC. Each Party agrees to use its reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as soon as reasonably practicable after filing thereof and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Each Party further agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals, as well as make all necessary foreign filings and take all similar and related actions and obtain all necessary foreign permits and approvals, required to carry out the Transactions.

(b) Each Party agrees to furnish to the other Parties all information concerning itself, its officers, directors and shareholders and such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, Proxy Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of the Parties to any Governmental Entity, whether state, federal or foreign (including the NYSE), in connection with the Transactions, including the Transaction Filings (collectively, the “Offer Documents”). The Registration Statement, Proxy Statement and any other Offer Documents shall be in a form mutually and reasonably agreed to by the Parties. Prior to filing the Registration Statement, Proxy Statement or any other Offer Documents, or any amendment thereof or supplement thereto, whether in preliminary or final form, as the case may be, with the SEC, each filing Party will make available to the other Parties a draft of such proposed filing and will provide other Parties with a reasonable opportunity to comment on such draft. No filing of the Registration Statement, Proxy Statement or other Offer Documents with the SEC will be made without the approval of the other Parties (such approval not to be unreasonably withheld, conditioned or delayed).

(c) The filing Party will advise the other Parties, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of securities registered on the Registration Statement for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. APHC shall cause the Proxy Statement to be delivered to its shareholders of record, as of the record date to be established by the APHC Board, as promptly as practicable following the Registration Statement becoming declared effective under the Securities Act. The Parties will use their reasonable best efforts to cause the Registration Statement, Proxy Statement and other Offer Documents to (i) comply as to form with all applicable SEC requirements and (ii) otherwise comply in all material respects with all applicable Law.

(d) The filing Party will notify the other Parties as soon as reasonably practicable of the receipt of any comments from the SEC or its staff or other Governmental Entity with respect to the Registration Statement, the Proxy Statement or other Offer Documents and of any request by the SEC or its staff or other Governmental Entity for amendments or supplements to the Registration Statement, the Proxy Statement or other Offer Documents, and will supply the other Parties with copies of all correspondence between it or any of its representatives, on the one hand, and the SEC or its staff or other Governmental Entity, on the other hand, with respect to the Registration Statement, Proxy Statement or other Offer Documents. The filing Party shall permit the other Parties and its outside counsel to participate in all material discussions and meetings with the SEC and its staff and other Governmental Entity relating to the Registration Statement, the

Proxy Statement, or the other Offer Documents. The filing Party shall (i) provide each Party and its representatives with an opportunity to consult on any material written response reasonably in advance and include the comments provided by each Party in any such response, (ii) inform each Party as soon as reasonably practicable whenever any material event occurs that requires the filing of an amendment or supplement to the Registration Statement, Proxy Statement or other Offer Documents, and (iii) provide each Party and its representatives with reasonable opportunity to consult on and include the comments provided by each Party to such material amendment or supplement in advance of such filing of an amendment or supplement to the Registration Statement, Proxy Statement or other Offer Documents. Each Party shall promptly inform the other Parties whenever it discovers any event relating to itself or any of its Affiliates, officers or directors that is required to be set forth in an amendment or supplement to the Registration Statement, Proxy Statement or other Offer Documents.

(e) In connection with the Registration Statement, Proxy Statement or other Offer Documents, each Party will use reasonable best efforts to (i) cooperate with the filing Party, (ii) respond to questions about itself or its Affiliates required in any filing with or requested by the SEC in a timely fashion, and (iii) promptly provide any information reasonably necessary or advisable or otherwise reasonably requested by the filing Party or its representatives in connection with the Registration Statement, Proxy Statement or other Offer Documents.

(f) If, at any time prior to the APHC Shareholder Meeting, there shall be discovered any information that should be set forth in an amendment or supplement to the Registration Statement so that the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the filing Party shall promptly file an amendment or supplement to the Registration Statement containing such information. If, at any time prior to the Closing, a Party discovers any information, event or circumstance relating to it or its Affiliates or any of their businesses, officers, directors or employees that should be set forth in an amendment or a supplement to the Registration Statement so that the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then such Party shall promptly inform the filing Party of such information, event or circumstance.

7.9 APHC Shareholder Meeting; Board Recommendation.

(a) Prior to or as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act, APHC shall, in accordance with applicable Law, NYSE rules and the APHC A&R Memorandum and Articles, establish a record date for, duly call, give notice of, convene and hold a meeting of the APHC Shareholders (including any adjournment or postponement thereof, the “APHC Shareholder Meeting”) to be held as soon as reasonably practicable following the date that the Registration Statement is declared effective under the Securities Act for the sole purpose of obtaining approval of the Required APHC Vote (which record date and meeting date shall be mutually and reasonably agreed to by APHC and the Company). APHC will use its reasonable best efforts to solicit from the APHC Shareholders proxies in favor of the adoption of this Agreement and will take all other action reasonably necessary or advisable to obtain such proxies with respect to the Required APHC Vote and to secure the vote or consent of its shareholders required by and in compliance with all applicable Law and the APHC Governing Documents, subject to the right of the APHC Board to make a APHC Change in Recommendation in accordance with Section (b)7.9(b) in response to an Intervening Event (it being understood that such APHC Change in Recommendation shall not affect APHC’s obligations under this Section (a)7.9(a) to call, give notice of, convene and hold the APHC Shareholder Meeting and submit for the approval of the APHC Shareholders the APHC Shareholder Voting Matters thereat). APHC shall not adjourn the APHC Shareholder Meeting without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed); provided that APHC may, subject to the APHC A&R Memorandum and Articles, adjourn or postpone the APHC Shareholder Meeting (i) to the extent necessary to ensure that any supplement or amendment to the Registration Statement or Proxy Statement that APHC reasonably determines, after consultation with the Company, is necessary to comply with applicable Laws, is provided to the APHC Shareholders in advance of a vote on the adoption of this Agreement and the other APHC Shareholder Voting Matters, (ii) if, as of the time that the APHC Shareholder Meeting is originally scheduled, there are insufficient APHC Class A Ordinary Shares represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the APHC Shareholder Meeting, (iii) if, as of the time that the APHC Shareholder Meeting is originally scheduled, adjournment or postponement of the APHC Shareholder Meeting is necessary to enable APHC to solicit additional proxies required to obtain the Required APHC Vote or (iv) to seek withdrawals of redemption requests from APHC Shareholders if APHC or the Company reasonably expects that the condition set forth in Section 8.1(a)(iii) or Section 8.1(c)(v) would not be satisfied at the Closing; provided, further, that in the event of a postponement or adjournment pursuant to the foregoing clauses (i) or (ii), the APHC Shareholder Meeting shall be reconvened as promptly as practicable, to the extent permitted under the APHC Memorandum and Articles of Association, following such time as the matters described in such clauses have been resolved; provided, further, that, without the consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), in no event shall APHC postpone or adjourn the APHC Shareholder Meeting for more than fifteen (15) days later than the most recently postponed or adjourned meeting; provided, further, that in no event shall APHC be permitted to postpone or adjourn the APHC Special Meeting more than three (3) times.

(b) The Registration Statement shall include a statement to the effect that the APHC Board has unanimously recommended that the APHC Shareholders vote in favor of the APHC Shareholder Voting Matters at the APHC Shareholder Meeting (“APHC Board Recommendation”), unless the APHC Board shall have changed such recommendation in accordance with this Section 7.9(b). The APHC Board shall not withhold, withdraw, qualify, amend or modify, change, or publicly propose or resolve to withhold, withdraw, qualify, change, amend or modify, the APHC Board Recommendation (a “APHC Change in Recommendation”); provided that if, at any time prior to obtaining the APHC Required Vote, the APHC Board determines in good faith (on the advice of outside legal counsel), that failure to make a APHC Change in Recommendation in response to an Intervening Event would be inconsistent with its fiduciary duties to the APHC Shareholders under applicable Law, then the APHC Board may make an APHC Change in Recommendation in response to an Intervening Event; provided, further, that APHC shall (to the extent permitted under applicable Law and reasonably practicable) first provide the Company with at least four (4) Business Days (the “APHC Intervening Event Notice Period”) advance written notice of such APHC Change in Recommendation describing in reasonable detail the reasons for such APHC Change in Recommendation and the material facts and circumstances relating to such Intervening Event. If requested by the Company, APHC will, and will use its reasonable best efforts to, during the APHC Intervening Event Notice Period, cause its representatives to, during such four (4) Business Day period, engage in good faith negotiations with the Company and its representatives to make such adjustments to the terms and conditions of this Agreement so as to obviate the need for a APHC Change in Recommendation.

7.10 Expenses. Except as otherwise provided in this Agreement or as set forth as “Shared Expenses” on Schedule 7.25 attached hereto (in which case such “Shared Expenses” shall be funded equally by APHC and the Company), each Party shall be solely liable for and pay all of its own costs and expenses (including attorneys’, accountants’ and investment bankers’ fees and other out-of-pocket expenses) incurred by such Party or its Affiliates in connection with the negotiation and execution of this Agreement and the Ancillary Agreements, the performance of such Party’s obligations hereunder and thereunder and the consummation of the Transactions; provided that if the Merger and the Closing occurs, APHC shall be responsible for and shall pay, or cause to be paid, at Closing all Transaction Expenses in accordance with their terms and the terms of this Agreement.

7.11 Directors and Officers.

(a) From and after the Merger Effective Time, Irish Holdco shall to the fullest extent permitted under applicable Law indemnify and hold harmless each current and former director, officer, and manager, and, to the extent authorized under the applicable D&O Provisions (as defined below), each employee, agent and representative of each Party (collectively, with such Person’s heirs, executors or administrators, the “Indemnified Persons”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Merger Effective Time, whether asserted or claimed prior to, at or after the Merger Effective Time, to the fullest extent that each Party, as the case may be, would have been permitted under applicable Law, such Party’s Governing Documents as in effect as of the date of this Agreement or any director indemnification agreement or employment agreement in effect on the date of this Agreement to indemnify such Indemnified Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, beginning on the Closing Date and continuing until the sixth (6th) anniversary of the Closing Date, Irish Holdco (i) shall maintain in effect all rights to indemnification, advancement of expenses, exculpation and other limitations on Liability to the extent provided in each Party’s Governing Documents as in effect as of the date of this Agreement (“D&O Provisions”) in favor of any Indemnified Person, and (ii) shall not amend, repeal or modify in a manner adverse to the beneficiary thereof any provision in the D&O Provisions as it relates to any Indemnified Person, in each case relating to a state of facts existing prior to Closing, without the written consent of such affected Indemnified Person (it being agreed that each Indemnified Person shall be a third party beneficiary of this Section 7.11) or as otherwise required by applicable Law. In the event that Irish Holdco or any of its successors or assigns consolidates with or merges into any other Person and is not the continuing or surviving entity or entity of such consolidation or merger or transfers or conveys all or substantially all its properties and assets to any Person, Irish Holdco shall cause proper provisions to be made so that the successors and assigns of Irish Holdco assume the obligations set forth in this Section 7.11.

(b) Tail Policy. For a period of six (6) years from and after the Closing Date, Irish Holdco shall purchase and maintain in effect policies of directors’ and officers’ liability insurance covering those Persons who are currently covered by such policies of the Parties with respect to claims arising from facts or events that occurred on or before the Closing and with no less favorable coverage and amounts as, and contain terms and conditions no less advantageous than, in the aggregate, the coverage currently provided by such current policy (the “Tail Policy”); provided that in no event shall Irish Holdco be required to expend on the premium thereof in excess of 300% of the aggregate annual premiums currently payable by the Parties with respect to such current policies (the “Premium Cap”); provided, further, that if such minimum coverage under any such Tail Policy is or becomes not available at the Premium Cap, then any such Tail Policy shall contain the maximum coverage available at the Premium Cap.

7.12 Equity Financing; Cooperation. During the Pre-Closing Period, each Party shall take, or cause to be taken, all reasonable actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements, including maintaining in effect such Subscription Agreements and shall use its reasonable best efforts to: (i) satisfy in all material respects on a timely basis all conditions and covenants applicable to such Party in such Subscription Agreements and otherwise comply with its obligations thereunder and (ii) in the event that all conditions in such Subscription Agreements (other than conditions that such Party or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied, consummate the transactions contemplated by such Subscription Agreements at or prior to Closing. Without limiting the generality of the foregoing, each Party shall give the other Parties, prompt written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Subscription Agreement known to such Party and (B) of the receipt of any written notice or other written communication from any party to any Subscription Agreement (other than written notices or other written communication from such other Party) with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement. Each Party shall deliver all notices it is required to deliver under the Subscription Agreements on a timely basis in order to cause the PIPE Investors to consummate the transactions contemplated by the Subscription Agreements at or prior to the Closing.

7.13 APHC Transactions. During the Pre-Closing Period, except as otherwise contemplated by this Agreement, none of the Company Entities, Irish Holdco nor Merger Sub, directly or indirectly, shall engage in any transactions involving or relating to the securities of APHC without the prior written consent of APHC.

7.14 Exclusivity.

(a) The Company shall, and shall cause its controlled Affiliates and its and such Affiliates’ representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted on or prior to the date hereof with respect to any proposal that constitutes or may be reasonably expected to constitute or lead to a Competing Transaction. During the Pre-Closing Period, the Company shall not, and shall cause its controlled Affiliates, its representatives and each of their respective representatives not to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage any inquiries or the making, submission or announcement of, any proposal or offer from any Person or group of Persons other than APHC and the Sponsor and with respect to the PIPE Investment, the PIPE Investors (and their respective representatives, acting in their capacity as such) (a “Competing Buyer”) that may constitute, or could reasonably be expected to lead to, a Competing Transaction; (ii) enter into, participate in, continue or otherwise engage in, any discussions or negotiations with any Competing Buyer regarding a Competing Transaction; (iii) furnish any information relating to the Company Entities or any of their assets or businesses, or afford access to the assets, business, properties, books or records of the Company Entities to a Competing Buyer, in all cases for the purpose of assisting with or facilitating, or that could otherwise reasonably be expected to lead to, a Competing Transaction; (iv) approve, endorse or recommend any Competing Transaction; or (v) enter into a Competing Transaction or any agreement, arrangement or understanding (including any letter of intent or term sheet) relating to a Competing Transaction or publicly announce an intention to do so.

(b) APHC shall, and shall cause its controlled Affiliates and its and such Affiliates’ representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted on or prior to the date hereof with respect to any proposal that constitutes or may be reasonably expected to constitute or lead to an APHC Competing Transaction. During the Pre-Closing Period, APHC shall not, and shall cause its controlled Affiliates and its and such Affiliates’ representatives not to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage any inquiries or the making, submission or announcement of, any proposal or offer from any Person or group of Persons other than the Company Entities and the PIPE Investors with respect to the PIPE Investment (and their respective representatives, acting in their capacity as such) (an “Alternative Target”) that may constitute, or could reasonably be expected to lead to, a APHC Competing Transaction, (ii) enter into, participate in, continue or otherwise engage in, any discussions or negotiations with any Alternative Target regarding a APHC Competing Transaction; (iii) furnish any non-public information relating to APHC or any of its assets or businesses, or afford access to the assets, business, properties, books or records of APHC to an Alternative Target, in all cases for the purpose of assisting with or facilitating, or that could otherwise reasonably be expected to lead to, a APHC Competing Transaction; (iv) approve, endorse or recommend any APHC Competing Transaction; or (v) enter into a APHC Competing Transaction or any agreement, arrangement or understanding (including any letter of intent or term sheet) relating to a APHC Competing Transaction or publicly announce an intention to do so.

7.15 Tax Matters.

(a) The Parties shall use their respective reasonable best efforts to cause the Transactions to qualify for, and agree not to, and not to permit or cause any Affiliate or any Subsidiary to, take any actions or cause any action to be taken that could reasonably be expected to prevent, impair or impede the Intended Tax Treatment. The Parties intend that, following the Merger, Irish Holdco will continue the Company’s historic business or use a significant portion of the Company’s historic business assets in a business, in each case, to the extent required pursuant to Treasury Regulations Section 1.368-1(d).

(b) This Agreement shall constitute and hereby is adopted as a “plan of reorganization” with respect to the Merger within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder.

(c) The Parties shall prepare and file all Tax Returns consistent with, and shall not take any Tax reporting position inconsistent with, the Intended Tax Treatment, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Each of the Parties agrees to use reasonable best efforts to promptly notify all other Parties of any challenge to the Intended Tax Treatment by any Taxing Authority.

(d) The Parties shall reasonably cooperate as reasonably requested by another Party or a Supporting Company Holder or a Major Investor (it being agreed that any such requesting Supporting Company Holder or Major Investor shall be a third party beneficiary of this Section 7.15(d), including by their respective tax counsel, in connection with the filing of relevant Tax Returns, any audit or Tax Proceedings, or the delivery of any opinion by such counsel with respect to the tax treatment of the transactions contemplated hereunder, including, providing at Closing (and, if required, as of the effective date of the Proxy Statement) a signed officer’s certificate containing customary representations and warranties of the Company as shall be reasonably necessary or appropriate to enable such counsel to render its opinion. Such cooperation shall include the retention and (upon the other Party’s or Supporting Company Holder’s request) the provision (with the right to make copies) of records and information reasonably relevant to any Tax Proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(e) Irish Holdco shall cause all Transfer Taxes to be paid. Irish Holdco shall prepare and file, or shall cause to be prepared and filed, in a timely manner, all necessary Tax Returns, if any, and other documentation, if any, with respect to all Transfer Taxes, and, if required by applicable Law, the Parties will, and will cause their respective Affiliates to, reasonably cooperate and join in the execution of any such Tax Returns and other documentation. The Parties shall reasonably cooperate to establish any available exemption from (or reduction in) any Transfer Tax. Irish Holdco shall provide the other Parties and, upon request, any Major Investor (it being agreed that any such requesting Major Investor shall be a third party beneficiary of this Section (e)7.15(e)) with evidence reasonably satisfactory to such other Party or Parties or Major Investor (as the case may be) that such Transfer Taxes have been paid, or if the relevant transactions are exempt from Transfer Taxes, evidence of the filing of an appropriate certificate or other evidence of exemption. Irish Holdco, through the actions of the members of the Irish Holdco Board from time to time, shall ensure that it is managed and controlled in Ireland and that Irish Holdco maintains its corporate tax residence in Ireland, and agrees not to take any action or cause or permit any action to be taken, that could reasonably be expected to alter or compromise its corporate tax residence in Ireland.

7.16 Additional Agreements. During the Pre-Closing Period, the Company shall use commercially reasonable efforts to cause each Pre-Closing Holder owning 5% or more of the Company Shares or that is a director or officer of the Company and their respective Affiliates who hold Company Shares not otherwise party to a Shareholder Support Agreement to enter into and deliver an executed counterpart of the Shareholder Support Agreement (“Additional Support Agreements”); provided each of the Parties acknowledges and agrees that failure to obtain any Additional Support Agreements is not, and shall not be, a reason to delay the Closing or terminate the Agreement, or a condition to the Closing. During the Pre-Closing Period, the Company shall use commercially reasonable efforts to cause each Pre-Closing Holder owning 1% or more of the Company Shares or that is a director or officer of the Company and their respective Affiliates who hold Company Shares not otherwise party to a Lockup Agreement to enter into and deliver an executed counterpart of the Lockup Agreement (“Additional Lockup Agreements”); provided each of the Parties acknowledges and agrees that failure to obtain any Additional Lockup Agreements is not, and shall not be, a reason to delay the Closing or terminate the Agreement, or a condition to the Closing.

7.17 Company Shareholder Approval. The Company shall use its reasonable best efforts to obtain the Company Shareholder Approval as soon as reasonably practicable in accordance with 1.1(a)(ii)Section 2.5(f) in accordance with all applicable Laws, the Company Articles and the Company SHA, and shall deliver it to APHC when obtained. The Company shall use its reasonable best efforts to obtain the Company Shareholder Approval including by exercising any applicable drag-along rights, voting agreements or otherwise, including those set forth in the Company Governing Documents or any other Contract to which the Company or any such shareholder is a party.

7.18 Preparation and Delivery of Financial Statements. As promptly as reasonably practicable following the date hereof, the Company shall use its reasonable best efforts to deliver to APHC (i) audited consolidated balance sheets and statements of operations and comprehensive loss, cash flows and changes in shareholders’ equity of the Company and its Subsidiaries as of and for the years ended September 30, 2021 and 2020 and related notes, accompanied by an audit report issued by the Company’s independent auditors reasonably acceptable to APHC (collectively, the “Closing Company Audited Financial Statements”) and (ii) an unaudited consolidated balance sheet of the Company and its Subsidiaries and consolidated statements of operations and comprehensive loss, cash flows and changes in shareholders’ equity of the Company and its Subsidiaries as of and for the end of each interim fiscal quarter ending after September 30, 2021 and related notes that are required to be included in the Registration Statement, Proxy Statement and any other Offer Documents (collectively, the “Closing Company Unaudited Financial Statements”). The Closing Company Audited Financial Statements, together with any Closing Company Unaudited Financial Statements, (A) will be prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated, (B) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Company and its Subsidiaries as of the dates thereof and for the periods indicated therein, and (C) will, in the case of the Closing Company Audited Financial Statements, have been audited in accordance with the standards of the PCAOB. The auditor engaged to audit the Closing Company Audited Financial Statements and to review any Closing Company Unaudited Financial Statements will be an independent registered public accounting firm with respect to the Company within the meaning of the Securities Act and Exchange Act and the applicable rules and regulations thereunder adopted by the SEC and the PCAOB. APHC shall use its reasonable best efforts (x) to assist the Company as may be required in timely preparation of any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement, Proxy Statement and any other Offer Documents, and (y) to obtain the consents of its auditors in accordance with applicable Law or as requested by the SEC.

7.19 Merger Process. During the Pre-Closing Period, APHC, Merger Sub and Irish Holdco shall procure that all necessary actions are taken to complete the Domestication Merger, and Irish Holdco and the Company shall procure that all necessary actions are taken to complete the Merger process in accordance with the steps set out in Section 2.5, and Irish Holdco shall procure that a copy of the valuation and report required by Section 1028 (1) of the Irish Companies Act shall have been sent to the proposed allottees of the Irish Holdco Ordinary Shares to be allotted and issued pursuant to the Merger, and that Irish Holdco’s shareholder (a) passes a special resolution to change Irish Holdco’s name to “MariaDB PLC” and that it then applies to the Registrar of Companies in Ireland for approval for such change of name, and (b) passes a special resolution to redesignate, with effect from immediately following the Domestication Merger Effective Time, the 25,000 ordinary shares of €1.00 each as 25,000 Irish Holdco Deferred Shares and amend Irish Holdco’s memorandum and articles of association accordingly.

7.20 Transaction Litigation. In the event that any shareholder litigation related to this Agreement or the other Ancillary Agreements or the Transactions is brought or threatened in writing against any of the Parties, or any of the respective members of their boards of directors (the “Transaction Litigation”), each Party, as applicable, shall promptly notify the other Parties in writing of any such Transaction Litigation and shall keep the other Parties reasonably informed with respect to the status thereof. Any Party subject to the Transaction Litigation shall give the other Parties the opportunity to participate in the defense of any Transaction Litigation (at the other Parties’ own cost and expense) and keep the other Parties reasonably apprised of, and consult with such other Parties (and consider in good faith such parties’ advice), with respect to, the proposed strategy and any material decisions related thereto. No Party shall settle or agree to settle any Transaction Litigation without the other Parties’ prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

7.21 Affiliate Agreements. All (i) agreements set forth on Section 7.21 of the Company Disclosure Letter shall be terminated or settled, at or prior to the Closing, and (ii) APHC Working Capital Notes shall be terminated or settled prior to the Closing, provided that in no event shall any settlement of the APHC Working Capital Notes be deemed a Transaction Expense, in each case without further liability or obligation of any kind to any Party.

7.22 Section 16 Matters. Prior to the Closing, the APHC Board (if necessary) and the Irish Holdco Board, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Irish Holdco Ordinary Shares pursuant to this Agreement and the other agreements contemplated hereby, by any person owning securities of the Company or APHC who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of Irish Holdco following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

7.23 Director and Officer Appointments. Except as otherwise agreed in writing by the Company and APHC and subject to any limitation imposed under applicable Laws and NYSE listing requirements, the Parties shall take all actions necessary or appropriate to cause the following to be effective as of the Merger Effective Time: (a) the size of the Irish Holdco Board to be increased to nine (9) members, of which four (4) shall be the individuals set forth on Schedule 7.23 (the “Named Board Nominees”), one of such Named Board Nominees shall be appointed by APHC, and the remaining five (5) shall be appointed as independent directors by a majority vote of the Named Board Nominees, each in accordance with and subject to, the terms of the Amended Irish Holdco Memorandum and Articles of Association (together, the “Board Nominees”); (b) all directors and executive officers of Irish Holdco and APHC holding such board seats or offices immediately prior to the Closing to have been removed from their respective positions or to have tendered their irrevocable resignations; (c) the Board Nominees be elected as members of the Irish Holdco Board; and (d) the individuals set forth on Schedule 7.23 (as may be updated by the Company prior to Closing following written notice to APHC), to be appointed as the executive officers of Irish Holdco and APHC. On the Closing Date, Irish Holdco shall enter into customary indemnification agreements reasonably satisfactory to the Company and APHC, with the Board Nominees and executive officers of Irish Holdco, which indemnification agreements shall continue to be effective following the Closing.

7.24 Section 280G. Prior to the Closing, the Company shall use commercially reasonable efforts to (a) obtain from each Person, if any, who could reasonably be expected to receive any payments and/or benefits that may be subject to an excise tax under Section 4999 of the Code or non-deductible under Section 280G of the Code in connection with the consummation of the Transactions (without regard to Treasury Regulations Section 1.280G-1, Q&A 9), whether alone or together with any other event (a “Potential 280G Benefit”), a duly executed waiver with respect to any payments and/or benefits, if any, that may separately or in the aggregate constitute “parachute payments” within the meaning of Section 280G(b)(2) of the Code and the regulations promulgated thereunder) pursuant to which such Person agrees to waive any and all right or entitlement to such parachute payments to the extent the value thereof exceeds 2.99 times such Person’s base amount determined in accordance with Section 280G of the Code and the regulations promulgated thereunder (each, a “280G Waiver”), and (b) submit to the Company Shareholders for approval in accordance with Section 280G(b)(5)(B) of the Code the Potential 280G Benefits, such that, if approved by the Company Shareholders, such payments and benefits shall not be deemed to be “parachute payments” under Section 280G(b)(2) of the Code and the regulations thereunder, and the Company shall deliver to APHC evidence reasonably satisfactory to APHC that (i) approval of the Company Shareholders was solicited in conformance with Section 280G and the regulations promulgated thereunder, and, if applicable, the requisite approval of the Company Shareholders was obtained with respect to any payments and/or benefits that were subject to the approval of the Company Shareholders (the “280G Approval”), or (ii) the 280G Approval was not obtained and as a consequence that such “parachute payments” shall not be made or provided pursuant to the applicable 280G Waivers which were executed by the affected individuals prior to the Closing Date. At least five (5) Business Days prior to the date the Company submits the Potential 280G Benefits to the Company Shareholders, the Company shall provide to APHC a draft of all documents and calculations of the parachute payments contemplated in this Section 7.24. The Company will consider in good faith all reasonable comments that are made by APHC or its representatives.

7.25 Transaction Expenses. APHC (on behalf of APHC, Irish Holdco and Merger Sub) and the Company will each use reasonable best efforts to not incur (or otherwise take any action that would reasonably be expected to incur) Transaction Expenses in excess of the aggregate amount of the estimated Transaction Expenses set forth with respect to such Party (and in the case of APHC, APHC, Irish Holdco and Merger Sub, collectively) on Schedule 7.25; provided that, in no event will either the Company or APHC exceed such Party’s estimate without delivering prior written notice to the other Party of any anticipated Transaction Expense in excess of such Transaction Expense estimate. The Parties shall reasonably cooperate to enter into any agreements or arrangements with transfer agents, printers, proxy solicitation firms and similar service providers that are reasonably necessary for the consummation of the Transactions.

7.26 Insider Letter. Pursuant to that letter agreement, dated as of May 18, 2021 (the “Insider Letter”), entered into by and among APHC, the Sponsor, and each Insider (as defined therein) party thereto (collectively, the “Insiders”), the Insiders and the Sponsor agreed to, among other things, vote all of the shares of APHC they hold to approve the APHC Shareholder Voting Matters at the APHC Shareholder Meeting (the “Approval Requirement”) and not to redeem such shares in connection with the APHC Share Redemption (the “Non-Redemption Requirement”). APHC hereby agrees to enforce the terms and conditions of the Insider Letter, including the Approval Requirement and the Non-Redemption Requirement, in connection with the consummation of the Transactions.

7.27 LTIP. Subject to receipt of the Required APHC Vote, APHC and Irish Holdco shall take all necessary actions to adopt in the form recommended by the Company Board (unless such adoption would be inconsistent with applicable fiduciary duties to shareholders under applicable Law, in which case APHC and Irish Holdco shall consult with the Company Board to take all necessary actions to adopt a plan as close to the Company Board’s initial recommendation as possible that is not inconsistent with applicable fiduciary duties to shareholders under applicable Law): (a) an equity incentive plan that provides for grant of awards to employees and other service providers of Irish Holdco and its Subsidiaries after the Closing, in a form, and including a share reserve, mutually agreed by APHC and the Company, (which takes into account the Equity Award Company Shares) (the “LTIP”); and (b) an employee stock purchase plan that provides for the purchase of Irish Holdco Ordinary Shares by employees of Irish Holdco and its Subsidiaries after the Closing, in a form, and including a share reserve, mutually agreed by APHC and the Company (the “ESPP”). Following the Merger Effective Time, Irish Holdco shall file an effective registration statement on Form S-8 (or other applicable form, including Form S-3) with respect to the Irish Holdco Ordinary Shares issuable under the LTIP, the ESPP, and the Converted Awards, and Irish Holdco shall use commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as the Converted Awards, the awards granted pursuant to the LTIP and the rights to acquire Irish Holdco Ordinary Shares under the ESPP remain outstanding.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1 Conditions to the Obligations of the Parties.

(a) Conditions to the Obligations of Each Party. The obligation of each Party to consummate the Transactions is subject to the satisfaction or written waiver (if legally permitted), at or prior to the Closing, of each of the following conditions:

(i) Regulatory Approvals. Any applicable waiting period under the HSR Act shall have expired or been terminated, and any approval or confirmation required or necessary under section 4 or section 5, as applicable, of the Finnish Act on the Monitoring of Foreign Corporate Acquisitions (172/2012, as amended) or considered necessary by the Ministry of Economic Affairs and Employment of Finland after having requested additional information, shall have been received (or a waiting period, if applicable, shall have expired).

(ii) No Orders or Illegality. There shall not be any applicable Law in effect that makes the consummation of the Transactions illegal or otherwise prohibited or any Order in effect restraining, enjoining or otherwise prohibiting the consummation of the Transactions.

(iii) Required APHC Vote. The Required APHC Vote shall have been obtained.

(iv) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(v) Final Order. The Final Order shall have been issued by the Irish High Court, shall not have been rescinded, and shall be in full force and effect.

(vi) Net Tangible Assets. After giving effect to the Transactions, including the PIPE Investment and the APHC Share Redemption, APHC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining immediately after the Merger Effective Time.

(vii) NYSE Listing. The Irish Holdco Ordinary Shares to be issued in the Transactions, as well as the APHC Warrants, shall be conditionally approved for listing upon the Closing on the NYSE, subject to official notice of issuance and any requirement to have a sufficient number of round lot holders of the Irish Holdco Ordinary Shares.

(viii) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the Registration Statement, and no Proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending.

(ix) Composition Agreement/SEAS. Irish Holdco has entered into a composition agreement with the Revenue Commissioners of Ireland and a Special Eligibility Agreement for Securities with the Depository Trust Company in respect of the Irish Holdco Ordinary Shares, both of which are in full force and effect and are enforceable in accordance with their terms.

(b) Conditions to Obligations of APHC, Irish Holdco and Merger Sub. The obligations of APHC, Irish Holdco and Merger Sub to consummate the Transactions is subject to the satisfaction or written waiver (if legally permitted), at or prior to the Closing, of each of the following conditions:

(i) Representations and Warranties.

(A) Each of the representations and warranties of the Company set forth in Article III of this Agreement (other than the Company Fundamental Representations), in each case, without giving effect to any materiality, Material Adverse Effect or similar qualifiers contained therein (other than in respect of the defined term ‘Material Contract’ and the reference to ‘Material Adverse Effect’ in Section 3.5), shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (or if such representations and warranties relate to a specific date, such representations and warranties shall be true and correct as of such date), except in each case, to the extent such failure of the representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect; and

(B) Each of the Company Fundamental Representations shall be true and correct in all material respects (other than Section 3.3(a) (Capitalization), which shall be true and correct in all but de minimis respects) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date.

(ii) Performance and Obligations of the Company. The Company shall have performed or complied in all material respects with all covenants required by this Agreement to be performed or complied with by the Company on or prior to the Closing Date.

(iii) No Material Adverse Effect. Since the date hereof, no Material Adverse Effect shall have occurred and be continuing.

(iv) Officers Certificate. APHC shall have received from the Company, a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, certifying that the conditions set forth in Section 8.1(b)(i), Section 8.1(b)(ii) and Section 8.1(b)(iii) have been satisfied.

(c) Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions is subject to the satisfaction or written waiver (if legally permissible), at or prior to the Closing, of each of the following conditions provided that all Parties acknowledge and agree that any waiver shall require the prior written consent of each of the Major Investors:

(i) Representations and Warranties.

(A) Each of the representations and warranties of APHC and Irish Holdco set forth in Article IV and Article V of this Agreement (other than the APHC Fundamental Representations and Irish Holdco Fundamental Representations), in each case, without giving effect to any materiality, APHC Material Adverse Effect, Irish Holdco Material Adverse Effect or similar qualifiers contained therein, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (or if such representations and warranties relate to a specific date, such representations and warranties shall be true and correct as of such date), except in each case, to the extent such failure of the representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a APHC Material Adverse Effect or Irish Holdco Material Adverse Effect, as applicable; and

(B) Each of the APHC Fundamental Representations and Irish Holdco Fundamental Representations shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (or if such representations and warranties relate to a specific date, such representations and warranties shall be true and correct in all but de minimis respects as of such date).

(ii) Performance and Obligations of APHC and Irish Holdco. APHC and Irish Holdco shall have performed or complied in all material respects with all covenants required by this Agreement to be performed or complied with by APHC and Irish Holdco on or prior to the Closing Date.

(iii) No Material Adverse Effect. Since the date hereof, no APHC Material Adverse Effect or Irish Holdco Material Adverse Effect shall have occurred and be continuing.

(iv) Officers Certificate. The Company shall have received from APHC and Irish Holdco, a duly executed certificate from an authorized officer of APHC and Irish Holdco, dated as of the Closing Date, certifying that the conditions set forth in Section 8.1(c)(i), Section 8.1(c)(ii) and Section 8.1(c)(iii) shall have been satisfied.

(v) Minimum Cash Amount. The APHC Available Cash shall not be less than the Minimum Cash Amount.

(vi) Additional PIPE Investment and Trust Amount. The sum of (A) the cash in the Trust Account (after giving effect to the APHC Share Redemptions but without giving effect to the payment of the Transaction Expenses) and (B) any Additional PIPE Investment Amount, shall be at least $15,000,000.

(d) Frustration of Closing Conditions. No Party may rely on the failure of any condition set forth in this Section 8.1 to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use commercially reasonable efforts to cause the closing conditions to be satisfied.

(e) Waiver of Closing Conditions. Upon the occurrence of the Closing, any condition set forth in this Section 8.1 that was not satisfied as of the Closing shall be deemed to have been waived as of and from the Closing.

8.2 Company Closing Deliveries. At the Closing, the Company (on behalf of itself and any Company shareholders, as applicable) shall deliver to the other Parties (a) the Ancillary Agreements to which it or a Company shareholder is a party, duly executed by the Company or its shareholders, as applicable, (b) an executed certificate from the Company, in form and substance compliant with Treasury Regulation Section 1.1445-2(b)(2), certifying that, as of the Closing Date, such Person is not a “foreign person” within the meaning of Section 1445 of the Code, (c) the up-to-date shareholder register of the Company referred to in the Finnish Companies Act as of the Closing Date (giving effect to the Conversion) and an up-to-date list as of the Closing Date of the name of the holder of each Company Equity Award, Company Warrant or Kreos Warrants referred to in Section 3.3(b), and (d) an executed resignation from each director and officer of the Company.

8.3 APHC Closing Deliveries. At the Closing, APHC (on behalf of itself and the Sponsor, as applicable) shall deliver to the other Parties (a) the Ancillary Agreements to which it or the Sponsor is a party, duly executed by APHC or the Sponsor, as applicable and (b) an executed resignation from each director and officer of APHC, Irish Holdco and Merger Sub, other than any continuing director of Irish Holdco.

8.4 Irish Holdco and Merger Sub Closing Deliveries. At the Closing, Irish Holdco and Merger Sub shall deliver to the other Parties the Ancillary Agreements to which it is a party, duly executed by Irish Holdco or the Merger Sub, as applicable.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Closing only as follows:

(a) by the mutual written consent of the Company and APHC;

(b) by the Company or APHC by written notice to the other Party or Parties if any applicable Law is in effect making the consummation of the Transactions illegal or any final, non-appealable Order is in effect permanently preventing the consummation of the Transactions; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement of this Agreement results in or causes such final, non-appealable Order or other action;

(c) by the Company or APHC by written notice to the other Party or Parties if the consummation of the Transactions contemplated by this Agreement shall not have occurred on or before December 31, 2022 (the “Outside Date”); provided, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to any Party whose breach of any representations, warranties, covenants or agreements under this Agreement results in or causes the Transactions not to be consummated on or before such date;

(d) by the Company, if APHC breaches in any material respect any of its representations or warranties contained in this Agreement or breaches or fails to perform in any material respect any of its covenants contained in this Agreement, which breach or failure to perform (i) would render a condition precedent to the Company’s obligations to consummate the Transactions set forth in Article VIII of this Agreement not capable of being satisfied, and (ii) after the giving of written notice of such breach or failure to perform to APHC by the Company, cannot be cured or has not been cured by earlier of (x) the Outside Date and (y) the date that is thirty (30) days after receipt of such written notice and the Company has not waived in writing such breach or failure; provided, however, that the right to terminate this Agreement under this Section 9.1(d) shall not be available to the Company if the Company is then in material breach of any representation, warranty, covenant or agreement contained in this Agreement;

(e) by APHC, if the Company breaches in any material respect any of its representations or warranties contained in this Agreement or the Company breaches or fails to perform in any material respect any of its covenants contained in this Agreement, which breach or failure to perform (i) would render a condition precedent to APHC’s obligations to consummate the Transactions set forth in Article VIII of this Agreement not capable of being satisfied, and (ii) after the giving of written notice of such breach or failure to perform to the Company, as applicable, by APHC, cannot be cured or has not been cured by the earlier of (x) the Outside Date and (y) the date that is thirty (30) days after the receipt of such written notice and APHC has not waived in writing such breach or failure; provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to APHC if APHC is then in material breach of any representation, warranty, covenant or agreement contained in this Agreement;

(f) by written notice from either the Company or APHC to the other if the Required APHC Vote is not obtained at the APHC Shareholder Meeting (subject to any adjournment or postponement thereof) or by the Outside Date;

(g) by written notice from either the Company or APHC to the other if the Company Shareholder Approval is not obtained at the general meeting of shareholders of the Company (subject to any adjournment or postponement thereof) or by the Outside Date; or

(h) by the Company, if the APHC Board shall have made an APHC Change in Recommendation pursuant to Section 7.9(b).

9.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall immediately become null and void, without any Liability on the part of any Party or any other Person, and all rights and obligations of each Party shall cease; provided that (a) the Confidentiality Agreement and the agreements contained in Section 7.4, this Section 9.2 and Article X of this Agreement, and any other Section or Article of this Agreement referenced therein which are required to survive in order to give appropriate effect to such Sections and Article, survive any termination of this Agreement and remain in full force and effect and (b) no such termination shall relieve any Party from any Liability arising out of or incurred as a result of its Fraud or its willful breach.

ARTICLE X

MISCELLANEOUS

10.1 Amendment and Waiver. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing, signed by each Party and approved in writing by each of the Major Investors. No waiver of any provision or condition of this Agreement shall be valid unless the same shall be in writing and signed by the Party against which such waiver is to be enforced. No waiver by any Party of any default, breach of representation or warranty or breach of covenant hereunder, whether intentional or not, shall be deemed to extend to any other, prior or subsequent default or breach or affect in any way any rights arising by virtue of any other, prior or subsequent to such occurrence. Any such amendment or waiver may occur after the approval of the APHC Shareholder Voting Matters at the APHC Shareholder Meeting so long as such amendment or waiver would not require the further approval of the APHC Shareholders under applicable Law without such approval having first been obtained.

10.2 Survival. The representations, warranties, covenants, obligations and other agreements of the Parties contained herein shall not survive the Closing, except for those covenants contained herein that by their explicit terms apply or are to be performed in whole or in part after the Closing. There are no remedies available to the Parties with respect to any breach of the representations, warranties, covenants or agreements of the Parties after the Closing, except for covenants that require performance in whole or in part after the Closing. Nothing herein is intended to limit any Party’s liability for such Party’s Fraud or willful breach.

10.3 Notices. All notices, demands and other communications to be given or delivered under this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment) or received by email (with confirmation of transmission) prior to 5:00 p.m. New York time on a Business Day and, if otherwise, on the next Business Day, (b) one (1) Business Day following sending by reputable overnight express courier (charges prepaid) or (c) three (3) days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing pursuant to the provisions of this Section 10.3, notices, demands and other communications to the Parties shall be sent to the addresses indicated below:

Notices to the Company:	with copies to (which shall not constitute notice):

MariaDB Corporation Ab Address 699 Veterans Blvd Redwood City, CA 94063 Attention: Andrew McCabe E-mail: andrew.mccabe@mariadb.com legal@mariadb.com	Perkins Coie LLP 505 Howard Street Suite 1100 San Francisco, CA 94105 Attention: Edward Wes and Gina Eiben E-mail: edwes@perkinscoie.com and geiben@perkinscoie.com

Notices to APHC, Irish Holdco or Merger Sub:	with copies to (which shall not constitute notice):

Angel Pond Holdings Corporation 950 Third Avenue, 25th Floor New York, NY 10022 Attention: Ted Wang Email: ted.wang@angelpond.com	Cleary Gottlieb Steen & Hamilton One Liberty Plaza New York NY 10006 Attention: Paul J. Shim Adam Brenneman E-mail: pshim@cgsh.com abrenneman@cgsh.com

and

Arthur Cox LLP Ten Earlsfort Terrace Dublin 2 D02 T380 Attention: Cian McCourt; Connor Manning E-mail: Cian.McCourt@arthurcox.com; connor.manning@arthurcox.com

10.4 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns; provided that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any Party (including by operation of Law) without the prior written consent of the other Parties. Any purported assignment or delegation not permitted under this Section 10.4 shall be null and void.

10.5 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held to be prohibited by or invalid, illegal or unenforceable under applicable Law in any respect by a court of competent jurisdiction, such provision shall be ineffective only to the extent of such prohibition or invalidity, illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

10.6 Interpretation. The headings and captions used in this Agreement and the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized terms used in any Disclosure Letter, Schedule or Exhibit attached hereto or delivered at the same time and not otherwise defined therein shall have the meanings set forth in this Agreement. The use of the word “including” herein shall mean “including without limitation.” The words “hereof,” “herein,” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to a specific Section, Subsection, Clause, Recital, Section of a Disclosure Letter, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Clauses, Recitals, Sections of a Disclosure Letter, Schedules or Exhibits of this Agreement. Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa. References herein to any gender shall include each other gender. The word “or” shall not be exclusive unless the context clearly requires the selection of one (1) (but not more than one (1)) of a number of items. References to “written” or

“in writing” include in electronic form. References herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and permitted assigns; provided, however, that nothing contained in this Section 10.6 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement. References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity. Any reference to “days” shall mean calendar days unless Business Days are specified; provided that if any action is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. References herein to any Contract (including this Agreement) mean such Contract as amended, restated, supplemented or modified from time to time in accordance with the terms thereof; provided that with respect to any Contract listed (or required to be listed) on the Disclosure Letters, all material amendments and modifications thereto (but excluding any purchase orders, work orders or statements of work) must also be listed on the appropriate section of the applicable Disclosure Letter. With respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding.” References herein to any Law shall be deemed also to refer to such Law, as amended, and all rules and regulations promulgated thereunder. If any Party has breached any representation, warranty, covenant or agreement contained in this Agreement in any respect, the fact that there exists another representation, warranty, covenant or agreement relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, covenant or agreement. The word “extent” in the phrase “to the extent” (or similar phrases) shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” An accounting term not otherwise defined in this Agreement has the meaning assigned to it in accordance with U.S. GAAP or IFRS (as applicable). Except where otherwise provided, all amounts in this Agreement are stated and shall be paid in United States dollars. The Parties and their respective counsel have reviewed and negotiated this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person.

10.7 Entire Agreement. This Agreement, the Ancillary Agreements and the Confidentiality Agreement (together with the Disclosure Letters and Exhibits to this Agreement) contain the entire agreement and understanding among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings and discussions (including that certain letter of intent entered into between APHC and the Company), whether written or oral, relating to such subject matter in any way. The Parties have voluntarily agreed to define their rights and liabilities with respect to the Transactions exclusively pursuant to the express terms and provisions of this Agreement, and the Parties disclaim that they are owed any duties or are entitled to any remedies not set forth in this Agreement. Furthermore, this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations and no Person has any special relationship with another Person that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction.

10.8 Counterparts; Electronic Delivery. This Agreement, the Ancillary Agreements and the other agreements, certificates, instruments and documents delivered pursuant to this Agreement may be executed and delivered in one or more counterparts and by fax, email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same agreement. No Party shall raise the use of a fax machine or email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a fax machine or email as a defense to the formation or enforceability of a Contract and each Party forever waives any such defense.

10.9 Governing Law; Waiver of Jury Trial; Jurisdiction. Subject to the mandatory Finnish or Irish Law governing the Merger and the CDTs as is specially referred to in this Agreement and subject to the Cayman Islands Companies Act which shall govern the Domestication Merger, the Law of the State of Delaware shall govern (a) all claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and the negotiation, execution or performance of this Agreement or any of the Transactions and (b) any questions concerning the construction, interpretation, validity and enforceability of this Agreement, and the performance of the obligations imposed by this Agreement, in each case without giving effect to any choice of—law or conflict of—law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS AGREEMENT. THE PARTIES HERETO FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. Each of the Parties submits to the exclusive jurisdiction of first, the Court of Chancery of the State of Delaware or if such court declines jurisdiction, then to any court of the State of Delaware or the Federal District Court for the District of Delaware, in any Proceeding arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement or any of the Transactions, agrees that all claims in respect of the Proceeding shall be heard and determined in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement in any other courts. Nothing in this Section 10.9, however, shall affect the right of any Party to serve legal process in any other manner permitted by Law or at equity. Each Party agrees that a final judgment in any Proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity.

10.10 Trust Account Waiver. Each of the Company, Irish Holdco and Merger Sub hereby acknowledges that APHC has established the Trust Account containing the proceeds of its initial public offering and from certain private placements occurring simultaneously with the initial public offering (including interest accrued from time to time thereon) for the benefit of APHC’s public shareholders and certain other parties (including the underwriters of the initial public offering). For and in consideration of APHC entering into this Agreement and the other Ancillary Agreements, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Company, Irish Holdco and Merger Sub hereby agrees (on its own behalf and on behalf of its Subsidiaries, controlled Affiliates and their respective representatives) that, notwithstanding anything in this Agreement to the contrary, it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account (or distributions therefrom), and hereby waives any claims it has or may have at any time, and shall not make any claim, against the Trust Account (including distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to this Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), provided that notwithstanding the foregoing, the Company retains and shall have the right to enforce the Retained Claims. Each of the Company, Irish Holdco and Merger Sub hereby irrevocably waives any Released Claims that it may have against the Trust Account (including distributions therefrom) now or in the future as a result of, or arising out of, any discussions, Contracts or agreements with APHC or Sponsor and will not seek recourse against the Trust Account (including distributions therefrom) for any reason whatsoever. Each of the Company, Irish Holdco and Merger Sub agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by APHC to induce APHC to enter in this Agreement, and each of the Company, Irish Holdco and Merger Sub further intends and understands such waiver to be valid, binding and enforceable against it and its Subsidiaries, controlled Affiliates and their respective representatives under applicable Law provided, however, that the foregoing waiver will not limit or prohibit the Company from pursuing a claim against APHC, its Affiliates or any other person (i) for legal relief against monies or other assets of APHC held outside of the Trust Account (including funds that have been released from the Trust Account other than to the public shareholders), (ii) for specific performance or other equitable relief (excluding restitution, disgorgement or other equitable relief to the extent affecting funds in the Trust Account or released from the Trust Account to the public stockholders) in connection with the Transactions, or (iii) for release of the funds from the Trust Account upon the consummation of the Transactions as and to the extent specifically provided by this Agreement (collectively, the “Retained Claims”). To the extent each of the Company, Irish Holdco or Merger Sub commences any action or Proceeding against APHC or any of its Affiliates based upon, in connection with, relating to or arising out of any matter relating to APHC, its Affiliates or its representatives, which Proceeding seeks, in whole or in part, monetary relief against APHC, its Affiliates or its representatives, each of the Company, Irish Holdco and Merger Sub hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against assets of APHC or such Affiliate or representatives not in the Trust Account and that such claim shall not permit it or its Affiliates (or any Person claiming on any of their behalves) to have any claim against the Trust Account (including distributions therefrom).

10.11 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated by this Agreement are unique and recognize and affirm that in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, money damages would be inadequate (and therefore the non-breaching Party would have no adequate remedy at Law) and the non-breaching Party would be irreparably damaged. Accordingly, each Party agrees that each other Party shall be entitled to seek specific performance, an injunction or other equitable relief (without posting of bond or other security or needing to prove irreparable harm) to prevent breaches or threatened breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any Proceeding, in addition to any other remedy to which such Person may be entitled. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.11 shall not be required to provide any bond or other security in connection with any such injunction. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any on remedy will not preclude the exercise of any other remedy.

10.12 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the Parties and such successors and permitted assigns, any legal or equitable rights hereunder (other than in respect of the rights of the Major Investors pursuant to, Section 2.7(c), Section 7.7, Section 7.15(d), Section 7.15(e), Section 8.1(c), and Section 10.1, Indemnified Persons pursuant to Section 7.11, any requesting Supporting Company Holder pursuant to Section 7.15(d), and Non-Party Affiliates pursuant to Section 10.14, each of whom is an express third-party beneficiary hereunder to the specific provisions in which such Person is referenced and entitled to enforce only such obligations hereunder).

10.13 Disclosure Letters and Exhibits. The Disclosure Letters and Exhibits attached hereto or referred to in this Agreement are (a) each hereby incorporated in and made a part of this Agreement as if set forth in full herein and (b) qualified in their entirety by reference to specific provisions of this Agreement. Any fact or item disclosed in any Section of a Disclosure Letter shall be deemed disclosed in each other Section of the applicable Disclosure Letter to which such fact or item may apply so long as (i) such other Section is referenced by applicable cross-reference or (ii) it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such other Section or portion of the Disclosure Letter. The headings contained in the Disclosure Letters are for convenience of reference only and shall not be deemed to modify or influence the interpretation of the information contained in the Disclosure Letters or this Agreement. The Disclosure Letters are not intended to constitute, and shall not be construed as, an admission or indication that any such fact or item is required to be disclosed. Except to the extent expressly provided in this Agreement, the Disclosure Letters shall not be deemed to expand in any way the scope or effect of any representations, warranties or covenants described in this Agreement. Any fact or item, including the specification of any dollar amount, disclosed in the Disclosure Letters shall not by reason only of such inclusion be deemed to be material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement, and matters reflected in the Disclosure Letters are not necessarily limited to matters required by this Agreement to be reflected therein and may be included solely for information purposes; and no Party shall use the fact of the setting of the amounts or the fact of the inclusion of any item in the Disclosure Letters in any dispute or controversy between the Parties as to whether any obligation, item or matter not described or included in the Disclosure Letters is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the Ordinary Course of Business. No disclosure in the Disclosure Letters relating to any possible breach or violation of any Contract, Law or Order shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. Moreover, in disclosing the information in the Disclosure Letters, the Parties do not waive any attorney-client privilege associated with such information or any protection afforded by the work-product doctrine with respect to any of the matters disclosed or discussed therein. The information contained in the Disclosure Letters shall be kept strictly confidential by the Parties and no third party may rely on any information disclosed or set forth therein.

10.14 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any document, agreement, or instrument delivered contemporaneously herewith, and notwithstanding the fact that any Party may be a corporation, partnership or limited liability company, each Party hereto, by its acceptance of the benefits of this Agreement, on behalf of itself and its applicable Non-Party Affiliates (as defined below) covenants, agrees and acknowledges that no Persons other than the Parties shall have any obligation hereunder and that it has no rights of recovery hereunder against, and no recourse hereunder or under any documents, agreements, or instruments delivered contemporaneously herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against, any former, current or future director, officer, agent, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative or employee of any Party (or any of their successors or permitted assignees), against any former, current, or future general or limited partner, manager, shareholder or member of any Party (or any of their successors or permitted assignees) or any Affiliate thereof or against any former, current or future director, officer, agent, employee, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative, general or limited partner, shareholder, manager or member of any of the foregoing, but in each case not including the Parties (each, but excluding for the avoidance of doubt, the Parties, a “Non-Party Affiliate”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether at law or in equity, in contract or tort, or otherwise) by or on behalf of such Party against any Non-Party Affiliate, by the enforcement of any assessment or by any Proceeding, or by virtue of any statute, regulation or other applicable Law, or otherwise; it being agreed and acknowledged that no personal Liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any Non-Party Affiliate, as such, for any obligations of the applicable Party under this Agreement or the transactions contemplated by this Agreement, under any documents or instruments delivered contemporaneously herewith, in respect of any oral representations made or alleged to be made in connection herewith or therewith, or for any claim (whether at law or in equity, in contract or tort, or otherwise) based on, in respect of, or by reason of, such obligations or their creation; provided that the forgoing shall not limit the obligations of any Non-Party Affiliate under any other documents, agreements, or instruments delivered contemporaneously herewith or otherwise required by this Agreement if such Non-Party Affiliate is party to such document, agreement or instrument, but only to the extent of the obligations of such Non-Party Affiliate thereunder. Except to the extent otherwise set forth in, and subject in all cases to the terms and conditions of and limitations herein, this Agreement may only be enforced against, and any claim or cause of action of any kind based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are named as Parties hereto and then only with respect to the specific obligations set forth herein with respect to such Party. Each Non Party Affiliate is intended as a third—party beneficiary of this Section 10.14.

10.15 Equitable Adjustments. If, during the Pre-Closing Period, the outstanding shares of APHC Capital Stock shall have been changed into a different number of shares or a different class by reason of any share dividend, share capitalization, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event shall have occurred (including any of the foregoing in connection with the Domestication Merger), then any number or amount contained in this Agreement which is based upon the number of shares of APHC Capital Stock will be appropriately adjusted to provide to the Pre-Closing Holders and APHC Shareholders the same economic effect as contemplated by this Agreement prior to such event. If, during the Pre-Closing Period the outstanding shares of the Company shall have been changed into a different number of shares or a different class by reason of any share dividend, share capitalization, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event shall have occurred, then any number or amount contained in this Agreement which is based upon the number of shares of the Company will be appropriately adjusted to provide to the Pre-Closing Holders and APHC Shareholders the same economic effect as contemplated by this Agreement prior to such event.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be duly executed as of the date first above written.

ANGEL POND HOLDINGS CORPORATION

By:	/s/ Theodore Wang
Name: Theodore Wang
Authorized signatory

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be duly executed as of the date first above written.

MARIADB CORPORATION AB

By:	/s/ Michael Howard
Name: Michael Howard
Title: CEO

MANGOMILL PLC

By:	/s/ Theodore Wang
Name: Theodore Wang
Title: Director

MERIDIAN MERGERSUB INC.

By:	/s/ Theodore Wang
Name:	Theodore Wang
Title:	Director

Exhibit 10.1

PIPE SUBSCRIPTION AGREEMENT

This PIPE SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into on January 31, 2022, by and between Angel Pond Holdings Corporation (the “Company”), a Cayman Islands exempted company, Mangomill Public Limited Company (“Irish Holdco”), a public limited company incorporated in Ireland, and the undersigned subscriber (“Subscriber”).

WHEREAS, concurrently with the execution of this Subscription Agreement, the Company is entering into a business combination agreement with Irish Holdco, MariaDB Corporation Ab (“MariaDB”), a Finnish limited liability company, and the other parties thereto, in substantially the form previously provided to Subscriber, providing for the amalgamation of the Company and MariaDB into Irish Holdco by way of the Domestication Merger, the Merger and the Liquidation (as may be amended or supplemented from time to time, the “Transaction Agreement,” and the transactions contemplated by the Transaction Agreement, the “Transaction”);

WHEREAS, Irish Holdco is a party to this Agreement for the purpose of amalgamating the Company and MariaDB through the Domestication Merger, the Merger and the Liquidation (each as defined below);

WHEREAS, prior to the closing of the Transaction, the Company will be merged with Meridian MergerSub Inc., a Cayman Islands exempted company and wholly owned subsidiary of Irish Holdco (“Merger Sub”) (the “Domestication Merger”), with the Company being the surviving entity of the Domestication Merger;

WHEREAS, at the Closing and after the Domestication Merger, MariaDB will merge with and into Irish Holdco by way of a cross-border merger (the “Merger”) and by virtue of the Merger, Irish Holdco will acquire all the assets and liabilities of MariaDB and MariaDB will be dissolved without going into liquidation in exchange for the issue to the shareholders of MariaDB of shares of capital in Irish Holdco as merger consideration with Irish Holdco continuing as the surviving entity following the Merger;

WHEREAS, as soon as is reasonably practicable following the Merger, the Company will be entered into liquidation (the “Liquidation”) pursuant to which the Company shall be liquidated and all assets (if any) transferred to Irish Holdco;

WHEREAS, in connection with the Transaction, Subscriber desires to subscribe for and purchase from Irish Holdco, following the Domestication Merger and immediately prior to the consummation of the Transaction, that number of shares of Irish Holdco’s Class A shares, par value $0.0001 per share (the “Shares”), set forth on the signature page hereto (the “Subscribed Shares”) for a purchase price of $9.50 per share (the “Per Share Price” and the aggregate of all Subscribed Shares at the Per Share Price being referred to herein as the “Purchase Price”), and Irish Holdco desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to Irish Holdco at or prior to the Closing Date (as defined herein); and

WHEREAS, on or about the date of this Subscription Agreement, the Company and Irish Holdco are entering into subscription agreements (the “Other Subscription Agreements” and together with the Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Subscribers” and together with Subscriber, the “Subscribers”), pursuant to which such Subscribers have agreed to purchase on the closing date of the Transaction, inclusive of the Subscribed Shares, an aggregate amount of up to 1,915,790 Shares, at the Per Share Price.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1 Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees to subscribe for and purchase, and Irish Holdco hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”). Subscriber acknowledges and agrees that the Subscribed Shares that will be purchased by Subscriber and issued by Irish Holdco pursuant hereto shall be shares of capital in an Irish public limited company (and not, for the avoidance of doubt, ordinary shares in a Cayman Islands exempted company).

Section 2 Closing.

(a) The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the closing date of the Transaction (the “Closing Date”), substantially concurrently with the consummation of the Transaction.

(b) At least five (5) Business Days before the anticipated Closing Date, the Company or Irish Holdco shall deliver written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to Irish Holdco. No later than two (2) Business Days prior to the Closing Date, Subscriber shall deliver the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company or Irish Holdco in the Closing Notice, such funds to be held by Irish Holdco in escrow until the Closing, and no later than three (3) Business Days prior to the Closing Date deliver to the Company or Irish Holdco such information as is required in the Closing Notice in order for Irish Holdco to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Shares are to be issued and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8. Upon satisfaction (or, if applicable, waiver) of the conditions set forth in this Section 2, Irish Holdco shall deliver to Subscriber (i) at the Closing, the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions), and (ii) as promptly as practicable after the Closing, evidence from Irish Holdco’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date. Notwithstanding the foregoing two sentences, if Subscriber informs the Company and Irish Holdco (1) that it is an investment company registered under the Investment Company Act of 1940, as amended, (2) that it is advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, or (3) that its internal compliance policies and procedures so require it, then, in lieu of the settlement procedures in the foregoing two sentences, the following shall apply: Subscriber shall deliver at 8:00 a.m. New York City time on the Closing Date (or as soon as practicable following receipt of evidence from Irish Holdco’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date) the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company or Irish Holdco in the Closing Notice against delivery by Irish Holdco to Subscriber of the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under applicable securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) and evidence from Irish Holdco’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date. In the event that the consummation of the Transaction does not occur within ten (10) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Company or Irish Holdco, on the one hand, and Subscriber, on the other hand, Irish Holdco shall promptly (but in no event later than twelve (12) Business Days after the anticipated Closing Date specified in the Closing Notice) return the funds so delivered by Subscriber to Irish Holdco by wire transfer in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed cancelled. Notwithstanding such return or cancellation, (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 2 to be satisfied or waived on or prior to the Closing Date, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 7 herein, Subscriber shall remain obligated (A) to redeliver funds to Irish Holdco in escrow following the Company’s or Irish Holdco’s delivery to Subscriber of a new Closing Notice and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 2. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to close in the State of New York. Any funds held in escrow by Irish Holdco will be uninvested, and Subscriber shall not be entitled to any interest earned thereon. Upon delivery of the Subscribed Shares to Subscriber (or its nominee or custodian, if applicable), the Purchase Price shall be immediately released to Irish Holdco from escrow.

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(c) The Closing shall be subject to the satisfaction, or valid waiver by each of the parties hereto, of the conditions that, on the Closing Date:

(i)

no suspension of the qualification of the Subscribed Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred;

(ii)

all conditions precedent to the closing of the Transaction set forth in the Transaction Agreement, including the approval of Irish Holdco’s shareholder and the Company’s stockholders, shall have been satisfied (as determined by the parties to the Transaction Agreement) or waived (other than those conditions which, by their nature, are to be satisfied at the closing of the Transaction pursuant to the Transaction Agreement), and the closing of the Transaction shall be scheduled to occur substantially concurrently with or on the same date as the Closing; and

(iii)

no governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby.

(d) The obligation of each of the Company and Irish Holdco to consummate the Closing shall be subject to the satisfaction, or valid waiver by each of the Company and Irish Holdco, of the additional conditions that, on the Closing Date:

(i)

all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such date); and

(ii)

Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

(e) The obligation of Subscriber to consummate the Closing shall be subject to the satisfaction, or valid waiver by Subscriber, of the additional conditions that, on the Closing Date:

(i)

all representations and warranties of the Company and Irish Holdco contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects, subject to such qualification) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect, which representations and warranties shall be true and correct in all respects, subject to such qualification) as of such date); and

(ii)

the Company and Irish Holdco shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

Section 3 Company and Irish Holdco Representations and Warranties. Each of the Company and Irish Holdco represents and warrants, severally and not jointly and as to itself only, to Subscriber that:

(a) The Company is and will be, as applicable, duly organized, validly existing and in good standing under the laws of the Cayman Islands as of the Closing Date. Irish Holdco is and will be as applicable, duly organized, validly existing and in good standing under the laws of Ireland as of the Closing Date.

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(b) Each of the Company and Irish Holdco (i) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into, deliver and perform its obligations under this Subscription Agreement, and (ii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (ii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect or Irish Holdco Material Adverse Effect, as applicable. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company and its subsidiaries, taken together as a whole (on a consolidated basis), that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the Company’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares. For purposes of this Subscription Agreement, an “Irish Holdco Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Irish Holdco and its subsidiaries, taken together as a whole (on a consolidated basis), that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Irish Holdco’s ability to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares.

(c) As of the Closing Date, the Subscribed Shares will be duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued, fully paid and non-assessable and will not have been issued in violation of any preemptive rights created under Irish Holdco’s organizational documents (as adopted on or prior to the Closing Date) or the laws of its jurisdiction of incorporation.

(d) This Subscription Agreement has been duly authorized, executed and delivered by each of the Company and Irish Holdco, and assuming the due authorization, execution and delivery of the same by the other parties hereto, this Subscription Agreement shall constitute the valid and legally binding obligation of each of the Company and Irish Holdco, enforceable against each of the Company and Irish Holdco in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(e) Assuming the accuracy of the representations and warranties of Subscriber and the other parties hereto, the execution and delivery of this Subscription Agreement, the issuance and sale of the Subscribed Shares and the compliance by each of the Company and Irish Holdco with the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of each of the Company or Irish Holdco, as applicable pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which each of the Company or Irish Holdco, as applicable, is a party or by which each of the Company or Irish Holdco, as applicable, is bound or to which any of the property or assets of each of the Company or Irish Holdco, as applicable, is subject; (ii) the organizational documents of each of the Company or Irish Holdco, as applicable; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over each of the Company or Irish Holdco, as applicable, or any of their properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect or Irish Holdco Material Adverse Effect, as applicable.

(f) Each of the Company and Irish Holdco, as applicable, is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the organizational documents of each of the Company or Irish Holdco, as applicable, (ii) any loan or credit agreement, guarantee, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which, as of the date of this Subscription Agreement, each of the Company or Irish Holdco, as applicable, is a party or by which each of the Company’s or Irish Holdco’s, as applicable, properties or assets are bound or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency, taxing authority or regulatory body, domestic or foreign, having jurisdiction over each of the Company or Irish Holdco, as applicable, or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or Irish Holdco Material Adverse Effect, as applicable. For the avoidance of doubt, in the case of clause (iii), an alleged default or

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violation of any statute or any judgment, order, rule or regulation will not have a Company Material Adverse Effect or Irish Holdco Material Adverse Effect, as applicable, if such alleged default or violation resulted or would result from the application of any statute or any judgment, order, rule or regulation in accordance with market practice for special purpose acquisition companies at the time such application was made.

(g) Assuming the accuracy of the representations and warranties of Subscriber and the other parties hereto, each of the Company and Irish Holdco, as applicable, are not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including The New York Stock Exchange (the “Stock Exchange”)) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement pursuant to Section 5 below, (iii) those required by the Stock Exchange, including with respect to obtaining stockholder approval, (iv) those required to consummate the Transaction as provided under the Transaction Agreement, (v) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, and (vi) the failure of which to obtain would not be reasonably likely to have a Company Material Adverse Effect or Irish Holdco Material Adverse Effect, as applicable.

(h) As of their respective dates, all reports (the “SEC Reports”) required to be filed by the Company with the Securities and Exchange Commission (the “Commission”) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and/or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. A copy of each SEC Report is available to Subscriber via the Commission’s EDGAR system. The Company has timely filed, after giving effect to any extension period, each report, statement, schedule, prospectus, and registration statement that the Company was required to file with the Commission since its initial registration of its Class A shares with the Commission. There are no material outstanding or unresolved comments in comment letters from the staff of the Division of Corporation Finance of the Commission with respect to any of the SEC Reports. For the avoidance of doubt, any correction, change or restatement of the financial statements of the Company shall not be deemed to be material if (i) the financial statements prior to giving effect to such correction, change or restatement were prepared in accordance with market practice for special purpose acquisition companies at the time the financial statements were filed or included in an SEC Report and (ii) the correction, change or restatement solely implements guidance or rules that determine that such market practice did not comply with applicable accounting requirements or the rules and regulation of the Commission with respect thereto.

(i) Except for such matters that would not have a Company Material Adverse Effect or Irish Holdco Material Adverse Effect, as applicable, there is no (i) suit, action, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company or Irish Holdco, as applicable, threatened in writing against the Company or Irish Holdco, as applicable, or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company or Irish Holdco, as applicable.

(j) Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Subscribed Shares by Irish Holdco to Subscriber.

(k) Neither the Company, Irish Holdco nor any person acting on their behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with any offer or sale of the Subscribed Shares.

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(l) Except for J.P. Morgan Securities LLC and Angel Pond Capital LLC (the “Placement Agents”), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber.

(m) As of the date hereof, the shares of the Company’s Class A ordinary shares (the “Company’s Shares”) are registered pursuant to Section 12(b) of the Securities Exchange Act, and are listed for trading on the Stock Exchange under the symbol “POND”. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened in writing against the Company by the Stock Exchange or the Commission with respect to any intention by such entity to deregister the Company’s Shares or prohibit or terminate the listing of the Company’s Shares on the Stock Exchange. The Company has taken no action that is designed to terminate the registration of the Company’s Shares under the Exchange Act.

(n) As of the date of this Subscription Agreement and as of immediately prior to the Domestication Merger (and without giving effect to the Domestication Merger), the authorized capital stock of the Company consists of (i) 500,000,000 Class A ordinary shares, par value of $0.0001 per share (“Class A Shares”), (ii) 50,0000,000 Class B ordinary shares, par value of $0.0001 per share (“Class B Shares”), and (iii) 1,000,000 preferred shares, par value $0.0001 per share (“Preferred Shares”). As of the date hereof, (i) 26,551,482 Class A Shares are issued and outstanding (all of which Class A Shares shall be subject to possible redemption), (ii) 6,637,870 Class B Shares are issued and outstanding, (iii) 0 Preferred Shares are issued and outstanding, and (iv) 8,850,494 public warrants and 7,310,297 private placement warrants of the Company are issued and outstanding. All (i) issued and outstanding Class A Shares and Class B Shares have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights and (ii) outstanding warrants have been duly authorized and validly issued and are not subject to preemptive rights. As of the date hereof, other than as disclosed in the Company’s SEC Reports, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Class A Shares, Class B Shares or other equity interests of the Company, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, the Company has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any securities of the Company, other than (A) as set forth in the SEC Reports and (B) as contemplated by the Transaction Agreement. Except as disclosed in the SEC Reports, as of September 30, 2021, the Company had no outstanding indebtedness.

(o) As of the date of this Subscription Agreement and as of immediately prior to the Domestication Merger (and without giving effect to the Domestication Merger), the authorized share capital of Irish Holdco is 25,000 ordinary shares with par value €1.00 per share. As of the date hereof and as of immediately prior to the Domestication Merger, (i) 25,000 ordinary shares of Irish Holdco, par value €1.00 per share (“Irish Holdco Ordinary Shares”), are issued and outstanding, and (ii) there are no public warrants nor private placement warrants of Irish Holdco issued and outstanding. All issued and outstanding Irish Holdco Ordinary Shares have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights. As of the date hereof there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Irish Holdco any Irish Holdco Ordinary Shares or other equity interests of Irish Holdco, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, excluding Merger Sub, Irish Holdco has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which Irish Holdco is a party or by which it is bound relating to the voting of any securities of Irish Holdco, other than as contemplated by the Transaction Agreement. As of December 31, 2021, Irish Holdco had no outstanding indebtedness.

(p) The Company and Irish Holdco agree that the Placement Agents may rely upon the representations and warranties made by the Company or Irish Holdco to Subscriber in this Subscription Agreement.

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Section 4 Subscriber Representations and Warranties. Subscriber represents and warrants to the Company and Irish Holdco that:

(a) Subscriber (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, incorporation or formation, and (ii) has the requisite power and authority to enter into and perform its obligations under this Subscription Agreement.

(b) This Subscription Agreement has been duly executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company and Irish Holdco, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

(c) The execution and delivery of this Subscription Agreement, the purchase of the Subscribed Shares and the compliance by Subscriber with the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, within the timeframes prescribed herein, including the purchase of the Subscribed Shares.

(d) Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), in each case, satisfying the applicable requirements set forth on Annex A, (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” or an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company and Irish Holdco with the requested information on Annex A following the signature page hereto). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares and is (x) an “institutional account” as defined by FINRA Rule 4512(c) and (y) a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, including Subscriber’s participation in the purchase of the Subscribed Shares.

(e) Subscriber understands that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscribed Shares have not been registered under the Securities Act. Subscriber understands that the Subscribed Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to Irish Holdco or a subsidiary thereof, or (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of cases (i) and (ii), in accordance with any applicable securities laws of the applicable states and other jurisdictions of the United States, and that any certificates or book entry records representing the Subscribed Shares shall contain a restrictive legend to such effect. Subscriber acknowledges and agrees that the Subscribed Shares will be subject to these securities law transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily resell the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the filing of “Form 10 information” with the Commission after the Closing Date. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscribed Shares.

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(f) Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from Irish Holdco. Subscriber further acknowledges that there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company, Irish Holdco, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transaction or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Company or Irish Holdco set forth in this Subscription Agreement. Subscriber acknowledges that certain information provided by the Company or Irish Holdco was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections.

(g) In making its decision to purchase the Subscribed Shares, Subscriber has relied solely upon Subscriber’s own sources of information, independent investigation made by Subscriber (including investment advice Subscriber deems appropriate) with respect to the Transaction, the Subscribed Shares, the business, condition (financial and otherwise), management, operations, properties and prospects of the Company, Irish Holdco or MariaDB, including, but not limited to, all business, legal, regulatory, accounting, credit, and tax matters and the Company’s or Irish Holdco’s representations warranties and covenants contained herein. Subscriber has not relied on any statements or other information provided by anyone (including the Placement Agents) other than the Company or Irish Holdco concerning the Company, Irish Holdco, the Transaction, the Subscribed Shares or the offer and sale of the Subscribed Shares. Subscriber acknowledges and agrees that Subscriber has received and has had an adequate opportunity to review the offering materials made available to Subscriber in connection with Subscriber’s purchase of the Subscribed Shares and such financial and other information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company, Irish Holdco and the Transaction (including MariaDB and its subsidiaries (collectively, the “Acquired Companies”)) and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to Subscriber’s investment in the Subscribed Shares. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such undersigned’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has reviewed the Company’s filings with the Commission.

(h) Subscriber acknowledges and agrees that neither the Placement Agents, nor any of their respective affiliates, control persons, officers, directors, employees, partners, agents or representatives, have provided Subscriber with any information or advice with respect to the Subscribed Shares nor is such information or advice necessary or desired. Neither the Placement Agents nor any of their respective affiliates, control persons, officers, directors, employees, partners, agents or representatives have made or make any representation or warranty as to the Company, Irish Holdco, or the Acquired Companies or the quality or value of the Subscribed Shares and has not provided any advice or recommendation in connection with the purchase of the Subscribed Shares. The Placement Agents and their respective affiliates, control persons, officers, directors, employees, partners, agents or representatives may have acquired non-public information with respect to the Company, Irish Holdco or the Acquired Companies which Subscriber agrees, subject to applicable law, need not be provided to it. Subscriber acknowledges that the Placement Agents and their respective affiliates, control persons, officers, directors, employees, partners, agents or representatives have made no independent investigation with respect to the Company, Irish Holdco, the Acquired Companies or the Shares or the accuracy, completeness or adequacy of any information supplied to Subscriber by the Company or Irish Holdco. In connection with the issuance of the Subscribed Shares to Subscriber, neither the Placement Agents nor any of their respective affiliates, control persons, officers, directors, employees, partners, agents or representatives have acted as a financial advisor or fiduciary to Subscriber. Subscriber acknowledges that no disclosure or offering document has been prepared by the Placement Agents in connection with the offer and sale of the Shares and the Placement Agent will have no responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the purchase of the Subscribed Shares or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (ii) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company, Irish Holdco, MariaDB or the Transaction.

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Subscriber agrees that the Placement Agents and their respective affiliates, control persons, officers, directors, employees, partners, agents or representatives shall not be liable or have any obligation (including, without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by any Subscriber, the Company, Irish Holdco, Maria DB or any other person or entity), whether in contract, tort or otherwise to Subscriber, or to any person claiming through Subscriber, for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with Subscriber’s purchase of the Subscribed Shares.

(i) Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Company, Irish Holdco and/or MariaDB, or their respective representatives or affiliates, or by means of contact from one or more of the Placement Agents on behalf of the Company, MariaDB and/or Irish Holdco and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Company, Irish Holdco and/or MariaDB, or their respective affiliates. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Company and Irish Holdco each represents and warrants that the Subscribed Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(j) Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision.

(k) Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined, based on its own independent review and such professional advice as Subscriber deems appropriate that Subscriber’s purchase the Subscribed Shares (i) are fully consistent with its financial needs, objectives and condition, (ii) comply and fully consistent with all investment policies, guidelines and other restrictions applicable to Subscriber and (iii) are a fit, proper and suitable investment for Subscriber notwithstanding the substantial risks inherent in investing in or holding the Subscribed Shares. Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company, Irish Holdco or the Acquired Companies. Subscriber acknowledges specifically that a possibility of total loss exists.

(l) Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.

(m) Subscriber is not owned or controlled by or acting on behalf of (in connection with this Transaction), a Sanctioned Person. Subscriber is not an institution that accepts currency for deposit and that (a) has no physical presence in the jurisdiction in which it is incorporated or in which it is operating and (b) is unaffiliated with a regulated financial group that is subject to consolidated supervision (a “Shell Bank”) or providing banking services to a Shell Bank. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required by applicable law, it maintains, either directly or through the use of a third-party administrator, policies and procedures reasonably designed for the screening of any investors in Subscriber against Sanctions-related lists of blocked or restricted persons. Subscriber further represents and warrants that (i) the funds held by Subscriber and used to purchase the Subscribed Shares were not directly or indirectly derived from or related to any activities that may contravene U.S. federal, state or non-U.S. anti-money laundering, anti-corruption or Sanctions laws and regulations or activities that may otherwise be deemed criminal and (ii) any returns from Subscriber’s investment will not be used to finance any illegal activities. For purposes of this Subscription Agreement, “Sanctioned Person” means at any time any person or entity with whom dealings are restricted, prohibited, or sanctionable under any Sanctions (as defined below), including as a result of being: (a) listed on any Sanctions-related list of designated or blocked or restricted persons; (b) that is a national of, the government of, or any agency or instrumentality of the government of, or resident in, or organized under the laws of, a country or territory that is the target of comprehensive Sanctions from time to time (as of the date of this Subscription Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region); or (c) a relationship of

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ownership, control, or agency with any of the foregoing. “Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (A) the United States (including without limitation the U.S. Department of the Treasury, Office of Foreign Assets Control, the U.S. Department of State, and the U.S. Department of Commerce), (B) the European Union and enforced by its member states, (C) the United Nations and (D) the United Kingdom.

(n) Subscriber is not owned or controlled by or acting on behalf of (in connection with this Transaction), a person or entity resident in, or whose funds used to purchase the Subscribed Shares are transferred from or through, a country, territory or entity that (i) has been designated as non-cooperative with international anti-money laundering or counter terrorist financing principles or procedures by the United States or by an intergovernmental group or organization, such as the Financial Action Task Force, of which the United States is a member; (ii) is the subject of an advisory issued by the Financial Crimes Enforcement Network of the U.S. Department of the Treasury; or (iii) has been designated by the Secretary of the Treasury under Section 311 of the USA PATRIOT Act as warranting special measures due to money laundering concerns (any such country or territory, a “Non-cooperative Jurisdiction”), or an entity or individual that resides or has a place of business in, or is organized under the laws of, a Non-cooperative Jurisdiction.

(o) Subscriber does not have, as of the date hereof, and during the 30-day period immediately prior to the date hereof Subscriber has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or Short Sale positions with respect to the securities of the Company. Notwithstanding the foregoing, in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement.

(p) Subscriber is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) including any group acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Company (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

(q) If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) neither the Company, Irish Holdco, nor any of its affiliates (the “Transaction Parties”), has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

(r) Subscriber is not a foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) and that will acquire a substantial interest in Irish Holdco as a result of the purchase and sale of Subscribed Shares hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over Irish Holdco from and after the Closing as a result of the purchase and sale of the Subscribed Shares hereunder.

(s) Subscriber, at the time of payment of the Purchase Price in accordance with Section 2, will have sufficient funds to pay the Purchase Price pursuant to Section 2.

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(t) No broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber based on any arrangement entered into by or on behalf of Subscriber.

(u) Subscriber is aware that (i) the Placement Agents are both acting as the Company’s, Irish Holdco’s and MariaDB’s placement agents in connection with the proposed offer and sale of the Subscribed Shares, (ii) J.P. Morgan Securities LLC and Angel Pond Capital LLC are also acting as placement agents in connection with the proposed offer and sale of equity and equity related securities of MariaDB, and (iii) J.P. Morgan Securities LLC is also acting as capital markets advisor to the Company and Irish Holdco.

(v) Subscriber agrees that the Placement Agents may rely upon the representations and warranties made by Subscriber to the Company and Irish Holdco in this Subscription Agreement.

(w) Subscriber acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to the Company and Irish Holdco.

Section 5 Registration of Subscribed Shares.

(a) Irish Holdco shall use its commercially reasonable efforts to, within thirty (30) Business Days after the Closing Date (the “Filing Date”), file with the Commission (at Irish Holdco’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares (the “Registration Statement”), and Irish Holdco shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, and in any event, no later than sixty (60) calendar days following the Filing Date; provided, that such date shall be extended to one hundred twenty (120) calendar days after the Filing Date if the Registration Statement is reviewed by, and comments thereto are provided from, the Commission; provided, further, that if such day falls on a Saturday, Sunday or other day that the Commission is closed for business, such deadline shall be extended to the next Business Day on which the Commission is open for business (the “Effectiveness Deadline”). Notwithstanding the foregoing, if Irish Holdco is notified in writing by the Commission that the Registration Statement will not be “reviewed” or subject to further review, Irish Holdco shall use its commercially reasonable efforts to have the Registration Statement declared effective within ten (10) Business Days of receipt of such notice. Irish Holdco will use its commercially reasonable efforts to provide a draft of the Registration Statement to the undersigned for review (but not comment) at least two (2) Business Days in advance of filing the Registration Statement; provided that, for the avoidance of doubt, in no event shall Irish Holdco be required to delay or postpone the filing of such Registration Statement as a result of or in connection with Subscriber’s review. Notwithstanding the foregoing, if the Commission prevents Irish Holdco from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Subscribed Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Subscribed Shares which is equal to the maximum number of Subscribed Shares as is permitted by the Commission. In such event, the number of Subscribed Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders. Irish Holdco agrees that, except for such times as Irish Holdco is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, Irish Holdco will use commercially reasonable efforts to cause such Registration Statement to remain effective with respect to Subscriber until the earlier of (i) two (2) years from the date of issuance of the Subscribed Shares, (ii) the date on which all of the Subscribed Shares shall have been sold, or (iii) on the first date on which the undersigned can sell all of its Subscribed Shares (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold. For as long as the Registration Statement shall remain effective pursuant to the immediately preceding sentence, Irish Holdco will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable the undersigned to resell the Subscribed Shares pursuant to the Registration Statement or Rule 144 of the Securities Act (when Rule 144 of the Securities Act becomes available to Irish Holdco), as applicable, qualify the Subscribed Shares for listing on the applicable stock exchange on which Irish Holdco’s Shares are then listed, and update or amend the Registration Statement as necessary to include the Subscribed Shares. The undersigned agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Exchange Act, of Subscribed Shares to Irish Holdco (or its successor) upon request to assist Irish Holdco in making the determination described above. Irish Holdco’s obligations to include the Subscribed Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Company and Irish Holdco such information regarding

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Subscriber, the securities of Irish Holdco held by Subscriber and the intended method of disposition of the Subscribed Shares as shall be reasonably requested by the Company or Irish Holdco to effect the registration of the Subscribed Shares, and Subscriber shall execute such documents in connection with such registration as the Company or Irish Holdco may reasonably request that are customary of a selling stockholder in similar situations, including providing that Irish Holdco shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder. In the case of the registration effected by Irish Holdco pursuant to this Subscription Agreement, the Company or Irish Holdco shall, upon reasonable request, inform Subscriber as to the status of such registration. In no event shall Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the Commission. If the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber shall have an opportunity to withdraw from the Registration Statement. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Subscribed Shares. Notwithstanding anything to the contrary contained herein, Irish Holdco may delay or postpone filing of such Registration Statement, and from time to time require Subscriber not to sell under the Registration Statement or suspend the use or effectiveness of any such Registration Statement if it determines that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, or if such filing or use could materially affect a bona fide business or financing transaction of the Company or Irish Holdco or would require premature disclosure of information that could materially adversely affect the Company or Irish Holdco (each such circumstance, a “Suspension Event”); provided, that, (y) Irish Holdco shall not so delay filing or so suspend the use of the Registration Statement for a period of more than ninety (90) consecutive days or more than a total of one hundred-twenty (120) calendar days, in each case in any three hundred sixty (360) day period and (z) Irish Holdco shall use commercially reasonable efforts to make such registration statement available for the sale by the undersigned of such securities as soon as practicable thereafter.

(b) At its expense, Irish Holdco shall advise Subscriber within two (2) Business Days: (i) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (ii) of the receipt by Irish Holdco of any notification with respect to the suspension of the qualification of the Subscribed Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (iii) subject to the provisions in this Subscription Agreement, of the occurrence of a Suspension Event.

(c) For purposes of this Section 5, “Subscribed Shares” shall mean, as of any date of determination, the Subscribed Shares (as defined in the recitals to this Subscription Agreement) and any other equity security issued or issuable with respect to the Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, and “Subscriber” shall include any affiliate of the undersigned Subscriber to which the rights under this Section 5 shall have been duly assigned.

(d) Upon receipt of any written notice from Irish Holdco of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made not misleading, the undersigned agrees that (i) it will immediately discontinue offers and sales of the Subscribed Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the undersigned receives copies of a supplemental or amended prospectus (which Irish Holdco agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by Irish Holdco that it may resume such offers and sales, and (ii) it will maintain the confidentiality of any information included in such written notice delivered by Irish Holdco unless otherwise required by law, subpoena or regulatory request or requirement. If so directed by Irish Holdco, the undersigned will deliver to Irish Holdco or, in the undersigned’s sole discretion destroy, all copies of the prospectus covering the Subscribed Shares in the undersigned’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (w) to the extent the undersigned is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (x) to copies stored electronically on archival servers as a result of automatic data back-up.

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(e) Indemnification.

(i)

Irish Holdco agrees to indemnify, to the extent permitted by law, Subscriber (to the extent a seller under the Registration Statement), its directors and officers, employees and agents, and each person who controls Subscriber (within the meaning of the Securities Act), to the extent permitted by law, against all losses, claims, damages, liabilities and reasonable and documented out of pocket expenses (including reasonable and documented attorneys’ fees of one law firm (plus the fees of any local counsel)) caused by any untrue or alleged untrue statement of material fact contained in, or incorporated by reference in, the Registration Statement, prospectus included in the Registration Statement (“Prospectus”) or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company or Irish Holdco by or on behalf of Subscriber expressly for use therein.

(ii)

Subscriber shall, to the extent permitted by law, indemnify Irish Holdco, its directors and officers, employees and agents, and each person or entity who controls Irish Holdco (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in, or incorporated by reference in, the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading, but only to the extent that such untrue statement or omission is contained (or not contained in, in the case of an omission) in any information or affidavit so furnished in writing by or on behalf of Subscriber expressly for use therein. In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares giving rise to such indemnification obligation. Subscriber shall notify Irish Holdco promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 5 of which Subscriber is aware.

(iii)

Any person or entity entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (B) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties or separate defenses may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, delayed or conditioned). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus any local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

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(iv)

The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of the Subscribed Shares purchased pursuant to this Subscription Agreement.

(v)

If the indemnification provided under this Section 5(e) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), or on behalf of, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 5(e)(i), (ii) and (iii) above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 5(e)(v) from any person or entity who was not guilty of such fraudulent misrepresentation. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Subscription Agreement. Each indemnifying party’s obligation to make a contribution pursuant to this Section 5(e)(v) shall be individual, not joint and several, and in no event shall the liability of any Subscriber hereunder be greater in amount than the dollar amount of the net proceeds received by such Subscriber upon the sale of the Subscribed Shares giving rise to such indemnification obligation.

(f) If the Subscribed Shares acquired hereunder are eligible to be sold without restriction under, and without the requirement for Irish Holdco to be in compliance with the current public information requirements of, Rule 144, then at Subscriber’s request, Irish Holdco will reasonably cooperate with Irish Holdco’s transfer agent, such that any remaining restrictive legend set forth on such Subscribed Shares will be removed in connection with a sale of such shares.

Section 6 Short Sales. Subscriber hereby agrees that, from the date of this Subscription Agreement, none of Subscriber, its controlled affiliates, or any person or entity acting on behalf of Subscriber or any of its controlled affiliates or pursuant to any understanding with Subscriber or any of its controlled affiliates will engage in any Short Sales with respect to securities of the Company prior to the Closing. For purposes of this Subscription Agreement, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers. Notwithstanding the foregoing, (i) nothing herein shall prohibit other entities under common management with Subscriber that have no knowledge of this Subscription Agreement or of Subscriber’s participation in the Transaction (including Subscriber’s controlled affiliates and/or affiliates) from entering into any Short Sales and (ii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, the covenant set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement.

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Section 7 Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party hereto in respect thereof, upon the earlier to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms, (b) upon the mutual written agreement of the parties hereto to terminate this Subscription Agreement, (c) if, on the Closing Date of the Transaction, any of the conditions to Closing set forth in Section 2 of this Subscription Agreement have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated, or (d) written notice by any party to the other parties to terminate this Subscription Agreement if the transactions contemplated by this Subscription Agreement are not consummated on or prior to June 30, 2023; provided, that nothing herein will relieve any party from liability for any intentional breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company or Irish Holdco shall notify Subscriber of the termination of the Transaction Agreement promptly after the termination thereof.

Section 8 Trust Account Waiver. Subscriber hereby acknowledges that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders and certain other parties (including the underwriters of the IPO). For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to this Subscription Agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Company or Irish Holdco, and (c) will not seek recourse against the Trust Account for any reason whatsoever; provided, however, that nothing in this Section 8 shall be deemed to limit any Subscriber’s right to distributions from the Trust Account in accordance with the Company’s amended and restated certificate of incorporation in respect of the Shares of the Company acquired by any means other than pursuant to this Subscription Agreement.

Section 9 Miscellaneous.

(a) All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) when delivered personally to the recipient, (ii) when sent by electronic mail (which is confirmed), on the date of transmission to such recipient; (iii) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (iv) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 9(a). A courtesy electronic copy of any notice sent by methods (i), (iii), or (iv) above shall also be sent to the recipient via electronic mail if provided in the applicable signature page hereof or to an electronic mail address as subsequently modified by written notice given in accordance with this Section 9(a).

(b) Subscriber acknowledges that the Company, MariaDB, Irish Holdco, the Placement Agents and others will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement. Prior to the Closing, Subscriber agrees to promptly notify the Company, MariaDB, Irish Holdco and each of the Placement Agents if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. The Company and Irish Holdco acknowledge that Subscriber and the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, the Company and Irish Holdco agree to promptly notify Subscriber and each of the Placement Agents if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company or Irish Holdco set forth herein are no longer accurate in all material respects.

(c) Each of the Company, MariaDB, Irish Holdco, the Placement Agents and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

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(d) Subscriber shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(e) Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder, if any) may be transferred or assigned. Neither this Subscription Agreement nor any rights that may accrue to the Company or Irish Holdco hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company or Irish Holdco may transfer the Subscription Agreement and its rights hereunder solely in connection with the consummation of the Transaction and exclusively to another entity under the control of, or under common control with, the Company or Irish Holdco). Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of Subscriber) or, with the Company’s and Irish Holdco’s prior written consent, to another person, provided that no such assignment shall relieve Subscriber of its obligations hereunder if any such assignee fails to perform such obligations and Subscriber and the party to which this Subscription Agreement is assigned (the “Assignee”) shall execute the assignment agreement in the form substantially in Exhibit A (the “Assignment Agreement”).

(f) All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

(g) The Company or Irish Holdco may request from Subscriber such additional information as the Company or Irish Holdco may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall promptly provide such information as may be requested. Subscriber acknowledges that the Company or Irish Holdco may file a copy of this Subscription Agreement with the Commission as an exhibit to a periodic report of the Company or Irish Holdco or a registration statement of the Company or Irish Holdco.

(h) This Subscription Agreement may not be amended, modified or waived except by an instrument in writing signed by each of the parties hereto.

(i) This Subscription Agreement and any non-disclosure agreement entered into by the parties hereto constitute the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

(j) Except as otherwise provided herein, this Subscription Agreement is intended for the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person. Except as set forth in Section 3(p), Section 4(v), Section 9(b), Section 9(c), this Section 9(j) and Section 9(k) with respect to the persons specifically referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

(k) The parties hereto acknowledge and agree that (i) this Subscription Agreement is being entered into in order to induce the Company and Irish Holdco to execute and deliver the Transaction Agreement and (ii) irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to seek equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that MariaDB and the Placement Agents shall be entitled to rely on the provisions of the Subscription Agreement of which MariaDB and the Placement Agents are each a third party beneficiary, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 9(j) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

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(l) In any dispute arising out of or related to this Subscription Agreement, or any other agreement, document, instrument or certificate contemplated hereby, or any transactions contemplated hereby or thereby, the applicable adjudicating body shall award to the prevailing party, if any, the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the dispute and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby and, if the adjudicating body determines a party to be the prevailing party under circumstances where the prevailing party won on some but not all of the claims and counterclaims, the adjudicating body may award the prevailing party an appropriate percentage of the costs and attorneys’ fees reasonably incurred by the prevailing party in connection with the adjudication and the enforcement of its rights under this Subscription Agreement or any other agreement, document, instrument or certificate contemplated hereby or thereby.

(m) If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(n) No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(o) This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in ..pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(p) This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

(q) EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(r) The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the United States District Court for the Southern District of New York, the Supreme Court of the State of New York and the federal or state appellate courts located in the State of New York (collectively, the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction,

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and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 9(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(s) This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties or third party beneficiaries hereto and then only with respect to the specific obligations set forth herein with respect to such party or third party beneficiary. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, affiliate, agent, attorney or other representative of any party hereto or of any affiliate of any party hereto, or any of their successors or permitted assigns, shall have any liability for any obligations or liabilities of any party hereto under this Subscription Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the transactions contemplated hereby.

(t) Notwithstanding anything in this Subscription Agreement to the contrary, the Company and Irish Holdco shall not publicly disclose the name of Subscriber, its investment adviser or any of their respective affiliates, Subscriber’s beneficial ownership of the Subscribed Shares, or the nature of Subscriber’s commitments, arrangements and understandings under and relating to this Subscription Agreement in any press release issued by the Company or Irish Holdco, any Form 8-K filed by the Company or Irish Holdco with the Commission in connection with the execution and delivery of the Transaction Agreement or the transactions contemplated thereby and the Registration Statement (as defined in the Transaction Agreement), except to the extent required by the federal securities laws, exchange rules, the Commission or any other securities authorities or any rules and regulations promulgated thereby or with Subscriber’s consent. Subscriber will promptly provide any information reasonably requested by the Company or Irish Holdco for any regulatory application or filing made or approval sought in connection with the Transaction (including filings with the Commission). The Company and Irish Holdco have disclosed to Subscriber certain non-public information regarding the Transaction, including the material terms of the transactions contemplated hereby (and by the Other Subscription Agreements), and Subscriber acknowledges its agreement to treat such information confidentially until such time as all such “material non-public information” (within the meaning of applicable securities laws) is either publicly disclosed by the Company or Irish Holdco or deemed by the Company or Irish Holdco to be no longer relevant. In accordance therewith, the Company or Irish Holdco shall, by 9:30 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K disclosing, to the extent not previously publicly disclosed, such material non-public information unless the Company determines, in compliance with applicable laws and regulations, that any of such information is no longer material.

(u) If any change in the number of Company’s Shares shall occur between the date of this Subscription Agreement and immediately prior to the Closing by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the number of Subscribed Shares issued to Subscriber shall be appropriately adjusted to reflect such change. The Domestication Merger shall not result in any adjustment.

(v) The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any Other Subscriber or other investor under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company, Irish Holdco, MariaDB or any of their respective subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action

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taken by Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and Other Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

(w) The headings herein are for convenience only, do not constitute a part of this Subscription Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Subscription Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rules of strict construction will be applied against any party. Unless the context otherwise requires, (i) all references to Sections, Annexes or Exhibits are to Sections, Annexes or Exhibits contained in or attached to this Subscription Agreement, (ii) each accounting term not otherwise defined in this Subscription Agreement has the meaning assigned to it in accordance with GAAP, (iii) words in the singular or plural include the singular and plural and pronouns stated in either the masculine, the feminine or neuter gender shall include the masculine, feminine and neuter, (iv) the use of the word “including” in this Subscription Agreement shall be by way of example rather than limitation, and (v) the word “or” shall not be exclusive.

[Signature pages follow.]

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IN WITNESS WHEREOF, each of the Company, Irish Holdco and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

ANGEL POND HOLDINGS CORPORATION

By:

Name:
Title:

Address for Notices

ANGEL POND HOLDINGS CORPORATION 950 THIRD AVENUE, 25TH FLOOR, NEW YORK NY 10022

ATTN: Theodore T. Wang, Chief Executive Officer
EMAIL: ted.wang@angelpond.com with a copy (not to constitute notice) to:

CLEARY GOTTLIEB STEEN & HAMILTON LLP ONE LIBERTY PLAZA, NEW YORK NY 10006

ATTN:	Adam J. Brenneman
EMAIL: abrenneman@cgsh.com

MANGOMILL PUBLIC LIMITED COMPANY

By:

Name:
Title:

Address for Notices

TEN EARLSFORT TERRACE DUBLIN 2 D02 T380

ATTN: Theodore Wang
EMAIL: ted.wang@angelpond.com with a copy (not to constitute notice) to:

CLEARY GOTTLIEB STEEN & HAMILTON LLP ONE LIBERTY PLAZA, NEW YORK NY 10006

ATTN:	Adam J. Brenneman
EMAIL: abrenneman@cgsh.com

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By:
Name:
Title

Address for Notices:

Name in which shares are to be registered:

Number of Subscribed Shares subscribed for:

Price Per Subscribed Share:		$9.50
Aggregate Purchase Price:	$

Subscriber must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account of Irish Holdco specified by the Company or Irish Holdco in the Closing Notice.

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ANNEX A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex A should be completed and signed by Subscriber

and constitutes a part of the Subscription Agreement.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).

B.	ACCREDITED INVESTOR STATUS (Please check the box)

☐

Subscriber is an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

C.	AFFILIATE STATUS (Please check the applicable box)

SUBSCRIBER:

☐	is: ☐ is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or Irish Holdco or acting on behalf of an affiliate of the Company or Irish Holdco.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐	Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐

Any corporation, similar business trust, partnership or any organization described in Section 501(c)(3) of the Internal Revenue Code, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000; or

☐	Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person.

By:
Name:
Title:

EXHIBIT A1

Form of Assignment and Assumption Agreement

This Assignment and Assumption Agreement (this “Agreement”), dated as of [Effective Date], is entered into by and between [Name of Assignor/Subscriber to Subscription Agreement], a [Entity Type] organized under the laws of [Jurisdiction of Incorporation] (“Assignor”), and [Name of Assignee], a [Entity Type] organized under the laws of [Jurisdiction of Incorporation] (“Assignee”). Terms not defined herein have the meaning set forth in the Subscription Agreement, dated as of [Subscription Agreement Effective Date] (the “Subscription Agreement”), between the Assignor, Mangomill Public Limited Company (“Irish Holdco”) and MariaDB Corporations Ab (“MariaDB”) (the “Company”).

RECITALS

WHEREAS, pursuant to the terms and conditions of the Subscription Agreement, Assignor subscribed for [    ] Shares of the Company for a Purchase Price of $[    ]; and

WHEREAS, pursuant to the Section 9(e) of the Subscription Agreement, Assignor may assign its rights and obligations under the Subscription Agreement to its affiliates, provided that no such assignment shall relieve Assignor of its obligations thereunder if any assignee fails to perform such obligations.

NOW, THEREFORE, Assignor and Assignee, desiring to be legally bound, hereby agree as follows:

1.

Assignment. Pursuant to Section 9(e) of the Subscription Agreement, Assignor hereby assigns to Assignee all of Assignor’s rights and obligations under the Subscription Agreement subject to the terms and conditions of this Agreement.

2.

Acceptance of Assignment. Assignee makes the representations and warranties of “Subscriber” set forth in the Subscription Agreement from and after the date hereof, and hereby accepts the assignment and assumes all of Assignor’s obligations set forth in the Subscription Agreement subject to the terms and conditions of this Agreement.

3.

Subscription Agreement. Assignee hereby agrees that it shall be responsible for performing, and shall perform, each covenant, agreement and other obligation of the “Subscriber” under the Subscription Agreement to the limited extent that such covenant, agreement and other obligation has not been performed entirely by the Assignor as of the date hereof, and each such covenant, agreement and other obligation shall apply mutatis mutandis to Assignee to the same degree as applicable to Assignor.

4.	Representations and Warranties. The parties represent and warrant that:

a.

Assignee (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), in each case, satisfying the applicable requirements set forth on Annex A, (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Assignee is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” or an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), and Assignee has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner

[1]

This Exhibit A should be used in instances in which the Subscription Agreement is assigned by Subscriber to an Assignee. This Exhibit A should be named according to any other annexes/exhibits that exist in connection to the corresponding Subscription Agreement.

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of each such account, and (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex A following the signature page hereto). Assignee is not an entity formed for the specific purpose of acquiring the Subscribed Shares and is an “institutional account” as defined by FINRA Rule 4512(c).

b.	The representations and warranties set forth in Section 4 of the Subscription Agreement with respect to the Assignee are true, correct and complete as of the date hereof.

c.

Assignee is an affiliate of Assignor as defined in Rule 405 under the Securities Act and the assignment of Assignor’s rights and obligations hereunder is permissible under Section 9(e) of the Subscription Agreement.

5.

No Release of Obligations. The Parties agree that nothing herein shall relieve Assignor of any of its obligations pursuant to the Subscription Agreement. The rights and obligations of Assignor and Assignee under the Subscription Agreement shall be joint and several.

6.	Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

7.

Third Party Beneficiaries. The parties hereto acknowledge and agree that the Company, Irish Holdco and MariaDB shall be entitled to rely on paragraphs 3, 4 and 5 of this Agreement and is a third-party beneficiary of those provisions.

8.	Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed by its duly authorized representative as of the date first written above.

[ASSIGNOR]

By:
Name:
Title:

[ASSIGNEE]

By:
Name:
Title:

ANNEX A

ELIGIBILITY REPRESENTATIONS OF ASSIGNEE

This Annex A should be completed and signed by Assignee

and constitutes a part of the Subscription Agreement.

QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐ Assignee is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act).

ACCREDITED INVESTOR STATUS (Please check the box)

☐ Assignee is an “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act) and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

AFFILIATE STATUS (Please check the applicable box)

ASSIGNEE:

☐             is:             ☐             is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or Irish Holdco or acting on behalf of an affiliate of the Company or Irish Holdco.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Assignee has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Assignee and under which Assignee accordingly qualifies as an “accredited investor.”

☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐ Any corporation, similar business trust, partnership or any organization described in Section 501(c)(3) of the Internal Revenue Code, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000; or

☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person.

[ASSIGNEE]

By:
Name:
Title

Exhibit 10.2

FORM OF

SHAREHOLDER SUPPORT AGREEMENT

This	Shareholder Support Agreement (this “Agreement”) is entered into on 31 January 2022 by and between:

(1)	Angel Pond Holdings Corporation, a Cayman Islands exempted company (“APHC”);

(2)	MariaDB Corporation Ab, a Finnish private limited liability company with business identity code 2344661-1 (the “Company”);

(3)	Mangomill plc, a public limited company incorporated in Ireland with registered number 606330 (“Irish Holdco”); and

(4)	each Person as listed in Exhibit A hereto (each, a “Shareholder” and, collectively, the “Shareholders”).

Background

(A)

Each Shareholder owns of record and/or beneficially the number and class of shares in the Company as set forth opposite such Shareholder’s name on Exhibit A hereto (all such shares and any shares of which ownership of record or the power to vote or dispose is hereafter acquired by the Shareholders prior to the termination of this Agreement being referred to herein as the “Shares”).

(B)	The Shareholders are parties to a shareholders’ agreement regarding the Company (as amended and restated on or about the date hereof, the “SHA”).

(C)

Concurrently with the execution and delivery of this Agreement, APHC, the Company, Irish Holdco and the other parties thereto have entered into a business combination agreement (as may be amended or modified from time to time, the “BCA”), pursuant to which, among other transactions, the Company will merge with and into Irish Holdco by way of a cross-border merger as provided in the BCA, the Common Draft Terms, and the Cross Border Merger Laws (the “Merger”), and which Merger will require the support of the shareholders of the Company at a general meeting of shareholders of the Company.

(D)	Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the BCA.

(E)

As an inducement of the parties to enter into the BCA and to consummate the Merger and the other transactions contemplated thereby, the parties hereto desire to agree to certain matters as set forth herein.

Now, therefore, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1	Agreement to Consent to and Support Transactions

1.1	Each Shareholder hereby irrevocably:

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(a)

agrees to vote, consent, or approve (or cause to be voted, consented or approved) all of such Shareholder’s Shares in favour of the Merger, including at any general meeting of shareholders of the Company resolving on the approval of the Merger;

(b)

authorizes, by issuing a power of attorney in the form attached as Exhibit B hereto (the “PoA”), an individual named in the PoA on the Shareholder’s behalf to represent them at any general meeting of shareholders of the Company resolving on the approval of the Merger and to vote at such meeting in favour of the Merger;

(c)

undertakes not to cancel or amend the PoA or to attend in person the general meeting of the shareholders of the Company referred to in Section 1.1(b) above (other than in support of and to vote in favour of the Merger);

(d)

in any other circumstances upon which a consent or other approval is required under the Company’s governing documents or otherwise sought with respect to the BCA, the Merger or the other transactions contemplated thereby, to vote, consent or approve (or cause to be voted, consented or approved) all of such Shareholder’s Shares in favour thereof;

(e)

waives any right to require any redemption of any of their Shares or other Equity Securities in connection with the Merger. Under this Agreement, the “Equity Securities” mean any security, agreement or instrument which contains or provides for any right to subscribe or exchange for, convert into or otherwise call for any issue of any Share(s) from time to time, including but not limited to any option rights issued by the Company pursuant to the Finnish Companies Act; and

(f)

agrees to take, and agrees to procure that their representatives take, all reasonable actions necessary or advisable in their role as a shareholder to support the approval and implementation of the BCA, the Merger and the transactions contemplated thereby, including without limitation, to give effect to any applicable provisions of the SHA, including but not limited to Section 4.4 (Conversion), 10.5 (Drag Along) and Section 16 (General Obligation to Vote Shares), and to execute or procure the execution of such documents and do or procure the doing of such acts and things as may be reasonably required of them by any other party hereto for the purpose of giving effect to the provisions of this Agreement.

1.2

Each Shareholder further irrevocably agrees to vote (and agrees to procure that their representatives vote) at any general meeting of shareholders of the Company (a) against any business combination or transaction other than the Merger, and (b) against any action, agreement, transaction, or proposal that would result in a breach of any covenant, representation, or warranty or any other obligation or agreement of the Company under the BCA or that would reasonably be expected to result in the failure of Merger from being timely consummated in accordance with the BCA.

1.3

Each Shareholder irrevocably agrees not to, and shall not, Transfer, in whole or in part, any of the Shares, except for any Transfers of Shares from a Shareholder (a) who is an entity, to any partner, member, shareholder or affiliate thereof, and (b) who is an individual, (i) to any member of such Shareholder’s immediate family, or to a trust for the benefit of such Shareholder or any member of such Shareholder’s immediate family, the sole trustees of which are such Shareholder or any member

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of its immediate family, or (ii) by will, other testamentary document or under the Laws of intestacy upon the death of such Shareholder (a “Permitted Transfer”); provided, however, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee also agrees in a writing, reasonably satisfactory in form and substance to APHC, to assume all of the obligations of such Shareholder under, and be bound by all of the terms of, this Agreement; provided, further, that any Permitted Transfer shall not relieve a Shareholder of its obligations under this Agreement. Any Transfer in violation of this Agreement with respect to a Shareholder’s Shares shall be void ab initio and of no force or effect. As used in this Agreement, the term “Transfer” shall mean the (w) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option, right or warrant to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any security, (x) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, (y) the deposit of any Shares into a voting trust or entry into a voting agreement or arrangement or the granting any proxy or power of attorney with respect thereto (other than the PoA), or (z) public announcement of any intention to effect any transaction specified in the foregoing clauses (w), (x) or (y).

2	Representations and Warranties

Each	Shareholder, severally and not jointly, represents and warrants as follows:

(a)

The execution, delivery and performance by such Shareholder of this Agreement and the consummation by such Shareholder of the measures contemplated hereby do not and will not (i) conflict with or violate any applicable laws, regulations, rules, or orders applicable to such Shareholder, (ii) result in the creation of any encumbrance on any Shares other than pursuant to this Agreement or (iii) conflict with or result in a breach of or constitute a default under any provision of such Shareholder’s governing documents or any agreement to which such Shareholder is a party.

(b)

Such Shareholder owns exclusively of record and has good and valid title to, and owns beneficially, the Shares and other Equity Securities as set forth opposite such Shareholder’s name on Exhibit A hereto, free and clear of any security interest, lien, claim, pledge, proxy, option, right of first refusal, agreement, voting restriction, limitation on disposition, charge, adverse claim of ownership or use, or other encumbrance of any kind, other than pursuant to this Agreement and the SHA, and such Shareholder has the sole power to vote and right, power and authority to sell, transfer and deliver such Shares, and such Shareholder does not own, directly or indirectly, any other Shares or Equity Securities.

(c)	Such Shareholder has the power, authority, and capacity to execute, deliver and perform this Agreement, and this Agreement has been duly authorized, executed and delivered by such Shareholder.

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(d)	There are no outstanding loans or advances from such Shareholder or their respective affiliates to the Company or its subsidiaries or vice versa.

3	Termination

This Agreement and the obligations of the shareholders of the Company under this Agreement shall automatically terminate upon the earliest of (a) the completion of the Merger, (b) a termination of the BCA in accordance with its terms, and (c) the effective date of a written agreement of the parties hereto terminating this Agreement. Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided that nothing herein shall relieve any party of liability for any intentional misrepresentation or wilful breach of this Agreement occurring prior to such termination.

4	Miscellaneous

4.1

Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.

4.2

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section):

If to the APHC, to it at:

Angel Pond Holdings Corporation

950 Third Avenue, 25th Floor

New York, NY 10022

Attention: Theodore T. Wang, Chief Executive Officer

E-mail: ted.wang@angelpond.com

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza,

New York NY 10006

Attention: Paul J. Shim

E-mail: pshim@cgsh.com

and

Hannes Snellman Attorneys Ltd

Eteläesplanadi 20, 00130 Helsinki, Finland

Attention: Tuire Kuronen

E-mail: tuire.kuronen@hannessnellman.com

If to the Company, to it at:

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MariaDB Corporation Ab

Tekniikantie 12, 02150 Espoo, Finland

Attention: Michael Howard

E-mail: michael.howard@mariadb.com

with a copy to:

Perkins Coie LLP

505 Howard Street Suite 1000

San Francisco, CA 94105

Attention: Edward Wes

E-mail: edwes@perkinscoie.com

and

Fondia Aleksanterinkatu 11, FI-00100 Helsinki, Finland

Attention: Susanne Mattsson

E-mail: susanne.mattsson@fondia.com

4.3	If to a Shareholder, to the address or e-mail address set forth for such Shareholder in Exhibit A hereto.

4.4

For the avoidance of doubt, each Shareholder is signing this Agreement solely in its capacity as a shareholder and/or holder of the Equity Securities of the Company. No Shareholder makes any agreement or understanding in such Shareholder’s capacity as a director or officer of the Company. Nothing in this Agreement will limit or affect any actions or omissions taken by a Shareholder (or by any affiliate, partner or employee of such Shareholder) in his or her capacity as a director or officer of the Company, and no actions or omissions take in by any Shareholder (or by any affiliate, partner or employee of such Shareholder) in his or her capacity as a director or officer shall be deemed a breach of this Agreement. Nothing in this Agreement will be construed to prohibit, limit or restrict a Shareholder (or any affiliate, partner or employee of such Shareholder) from exercising, in his or her capacity as a director or officer of the Company, his or her fiduciary duties as a director or officer to the Company or taking any action that may be permitted by the BCA.

4.5

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

4.6

This Agreement, the BCA and the SHA constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This

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Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), by any party without the prior express written consent of the other parties hereto.

4.7

This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. No Shareholder shall be liable for the breach by any other Shareholder of this Agreement.

4.8	This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by the parties hereto.

4.9

The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

4.10

This Agreement shall be governed by, and construed in accordance with, the laws of Finland. Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or validity thereof, shall be finally settled by arbitration in accordance with the Arbitration Rules of the Finland Chamber of Commerce. The number of arbitrators shall be three. The seat of arbitration shall be Helsinki and the language of the arbitration shall be English. Any party may, irrespective of any arbitral proceedings, apply to a court having jurisdiction for a temporary restraining order or preliminary injunction where such relief is necessary to protect its rights under this Agreement.

4.11

This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

4.12

Each Shareholder hereby consents to and authorizes the other parties hereto publish and disclose in any announcement or disclosure required by applicable laws and regulations and any applicable securities regulators such Shareholder’s identity and ownership of Shares and the nature of such Shareholder’s obligations under this Agreement.

4.13

At the request of the Company or APHC, and without further consideration, each Shareholder shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary to consummate the BCA, the Merger and other transactions contemplated thereby.

(Signature pages follow)

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The parties hereto have duly executed this Agreement as of the date first written above.

ANGEL POND HOLDINGS CORPORATION

By:_____________________________
Name: Authorised Representative

MARIADB CORPORATION AB

By:_____________________________
Name: Authorised Representative

MANGOMILL PLC

By:_____________________________
Name: Authorised Representative

[SHAREHOLDER(S)]

By:

Name:
Title:

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Exhibit A

SHAREHOLDERS

Name	Shares/Equity Securities

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Exhibit B

Power of Attorney

We hereby irrevocably authorize

The Chairman of the Board of Directors of the Company

To represent us at any general meeting of shareholders of MariaDB Corporation Ab (business identity code 2344661-1, the “Company”) resolving on the approval of the merger of the Company into Mangomill plc by way of a cross-border merger as provided in the Cross Border Merger Laws (meaning (i) Chapter II, Title II of Directive (EU) 2017/1132 of the European Parliament and of the Council of 14 June 2017 relating to certain aspects of company law, (ii) the European Communities (Cross-Border Mergers) Regulations 2008 (as amended), and (iii) Chapter 16 of the Finnish Companies Act (624/2006, as amended)) (the “Merger”), pursuant to (x) the business combination agreement (as may be amended or modified from time to time, the “BCA”) entered into by and among Angel Pond Holdings Corporation, the Company, Mangomill plc and the other parties thereto and (y) the Common Draft Terms (meaning the proposed terms of the Merger, including schedules thereto, to be drawn up and adopted in accordance with Cross Border Merger Laws, including the information required to be provided in a merger plan pursuant to the Chapter 16, Section 22 of the Finnish Companies Act and a common draft terms pursuant to Regulation 5 of the European Communities (Cross-Border Mergers) Regulations 2008 (as amended)), and at such general meeting of shareholders of the Company on our behalf (a) to approve, consent to and vote in favour of the Merger, and (b) to confirm our irrevocable waiver of any right to require any redemption of any of our shares or other equity securities in the Company in connection with the Merger. For the purposes of this power of attorney, the equity securities mean any security, agreement or instrument which contains or provides for any right to subscribe or exchange for, convert into or otherwise call for any issue of any share(s) from time to time, including but not limited to any option rights issued by the Company pursuant to the Finnish Companies Act.

This Power of Attorney shall automatically lapse upon the dissolution of the Company upon the completion of the Merger.

Place and Date:

[SHAREHOLDER(S)]

By:

Name:
Title:

Place and Date:

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Exhibit 10.3

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of [•], 2022, by and among Angel Pond Holdings Corporation, a Cayman Islands exempted company (“APHC”), Mangomill Public Limited Company, a public limited company incorporated in Ireland with registered number 606330 (“Irish Holdco”), Angel Pond Partners LLC, a Cayman Islands limited liability company (the “Sponsor”), each of the parties listed on Schedule A hereto (together with any shareholders, officers or directors of MariaDB Corporation AB or transferees who become parties hereto as “Major Holders” after the date of this Agreement, the “Major Holders”) and each of the parties listed on Schedule B hereto (together with any shareholders, officers or directors of APHC or transferees who become parties hereto as “Other Holders” after the date of this Agreement, the “Other Holders”) (together the “Parties” and each a “Party”). The Sponsor, the Major Holders and the Other Holders are referred to herein, individually, as a “Holder” and, collectively, as the “Holders.”

Capitalized terms used but not otherwise defined in this Agreement have the meaning ascribed to such term in the Business Combination Agreement, dated as of the date hereof, by and among APHC, Irish Holdco, Meridian MergerSub Inc., a Cayman Islands exempted company and a wholly owned subsidiary of Irish Holdco, and MariaDB Corporation Ab, a Finnish private limited liability company with business identity code 2344661-1 (as amended, modified or supplemented from time to time in accordance with the terms thereof, the “Merger Agreement”).

WHEREAS, pursuant to the Merger Agreement, and in view of the good and valuable consideration to be received by the parties thereunder, the Parties hereto desire to enter into this Agreement, pursuant to which the Lock-Up Shares (as defined below) shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1. Lock-Up Provisions.

(a) Each of the Holders hereby agree as a several but not joint obligation not to Transfer, in whole or in part, its respective Lock-Up Shares, whether any such transaction is to be settled by delivery of Lock-Up Shares or other securities, in cash or otherwise, during the period commencing from the Closing and through the end of the Lock-Up Period (as defined below).

(b) As used in this Agreement, “Lock-Up Period” shall mean the earlier to occur of: (i) 180 days after the date of the Closing, and (ii) the date on which Irish Holdco completes a liquidation, merger, stock exchange, reorganization, tender offer or other similar transaction that results in all of Irish Holdco’s shareholders having the right to exchange their Irish Holdco Ordinary Shares for cash, securities or other property. Irish Holdco shall notify each Holder of the date of expiry of the Lock-Up Period five (5) business days prior to such expiration.

(c) As used in this Agreement, “Lock-Up Shares” shall mean (i) any Irish Holdco Ordinary Shares held by the Holders immediately after the Merger Effective Time or otherwise issued or issuable to the Holders in connection with the Domestication Merger or the Merger, (ii) any securities convertible into or exercisable or exchangeable for Irish Holdco Ordinary Shares, or (iii) any Irish Holdco Ordinary Shares issued upon conversion, exercise or exchange of any of the securities described in clause (ii) during the Lock-Up Period.

(d) Notwithstanding the foregoing, Transfers of the Lock-Up Shares are permitted:

i. to Irish Holdco, its officers or directors, any affiliates or immediate family members of any of Irish Holdco’s officers or directors, any members of the Sponsor, or any affiliates of the Sponsor;

ii. in the case of an entity, (A) to another entity that is an affiliate of the Holder, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the Holder or its affiliates or who shares a common investment advisor with the Holder, (B) as part of a distribution to members, partners or shareholders of the Holder or (C) by gift to a charitable organization;

iii. in the case of an individual, by gift to a member of the individual’s immediate family, to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization;

iv. in the case of an individual, by virtue of laws of descent and distribution upon death of the individual;

v. in the case of an individual, pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement;

vi. in the case of an individual, to a partnership, limited liability company or other entity of which the individual and/or the immediate family of the individual are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

vii. to a nominee or custodian holding securities on behalf of a beneficial owner to whom a disposition or transfer would be permissible under clauses (i) through (vi) above;

viii. in the case of an entity that is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

ix. in the case of an entity, by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

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x. in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof;

xi. in the case of the Sponsor, to any Person pursuant to any forward purchase agreements that have been entered into prior to the date hereof or to an individual that was an officer of APHC prior to the Closing; or

xii. in connection with a liquidation, merger, stock exchange, reorganization, tender offer or other similar transaction which results in all of the Irish Holdco’s shareholders having the right to exchange their Irish Holdco Ordinary Shares for cash, securities or other property.

provided, however, that in the case of the foregoing clauses (i)-(xi), any permitted transferee must enter into a written counterpart to this Agreement (it being understood that any references to “immediate family” in this Agreement shall continue to expressly refer only to the immediate family of the initial Holder and not to the immediate family of the permitted transferee), agreeing to be bound by these Transfer restrictions applicable to such permitted transferee, and such permitted transferee shall be added to Schedule A or Schedule B hereto as a Major Holder or Other Holder, as applicable based on the transferor Holder. As used in this Agreement, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister of the undersigned, and lineal descendant (including by adoption) of the undersigned or of any of the foregoing persons; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

As used in this Agreement, the term “Transfer” shall mean the (x) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option, right or warrant to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any security, (y) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (z) public announcement of any intention to effect any transaction specified in the foregoing clause (x) or (y).

(e) If any Transfer prohibited by Section 1 of this Agreement is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be null and void ab initio, and Irish Holdco shall refuse to recognize any such purported transferee of the Lock-Up Shares as one of its equity holders for any purpose. In order to enforce this Section 1, Irish Holdco may impose stop-transfer instructions with respect to the Lock-Up Shares (and permitted transferees and assigns thereof) until the end of the Lock-Up Period.

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(f) During the Lock-Up Period, each certificate or book-entry position evidencing any Lock-Up Shares shall be marked with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [•], 2022, BY AND AMONG THE ISSUER OF SUCH SECURITIES AND THE REGISTERED HOLDER OF THE SECURITIES (OR THE PREDECESSOR IN INTEREST TO THE SECURITIES). A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(g) For the avoidance of doubt, each Holder shall retain all of its rights as a shareholder of Irish Holdco with respect to the Lock-Up Shares during the Lock-Up Period, including the right to vote any Lock-Up Shares that are entitled to vote.

(h) The lock-up provisions in Section 7 of the Letter Agreement, dated as of May 18, 2021, by and among APHC, the Sponsor and certain Insiders (as defined therein) signatory thereto, shall terminate and be of no further force or effect upon the Closing.

2. Miscellaneous.

(a) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of a Holder are personal to such Holder and may not be transferred or delegated at any time.

(b) Third Parties. Nothing contained in this Agreement shall be construed to confer upon any person who is not a signatory hereto any rights or benefits, as a third party beneficiary or otherwise.

(c) GOVERNING LAW; VENUE. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF DELAWARE AS APPLIED TO AGREEMENTS AMONG DELAWARE RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN DELAWARE, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION. ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED THEREBY MAY BE INSTITUTED IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF SUCH COURT DECLINES JURISDICTION, THEN TO ANY COURT IN THE STATE OF DELAWARE OR THE FEDERAL DISTRICT COURT FOR THE DISTRICT OF DELAWARE, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING.EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

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(d) Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The Parties hereto have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party hereto by virtue of the authorship of any provision of this Agreement.

(e) Amendments and Waivers. Only upon (i) the approval by a majority of the members of the Board of Directors of Irish Holdco then in office that qualify as “independent” for purposes of audit committee membership under Section 10A-3 under the Exchange Act of 1934, as amended, may compliance with Section 1(a) of this Agreement be waived by Irish Holdco, and (ii) the prior written consent of the Major Holders and the approval by a majority of the members of the Board of Directors of Irish Holdco then in office that qualify as “independent” for purposes of audit committee membership under Section 10A-3 under the Exchange Act of 1934, as amended, may compliance with any other section of this Agreement be waived or any of the provisions, covenants or conditions set forth in this Agreement (including, for the avoidance of doubt, Section 1(a) of this Agreement) be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of Lock-Up Shares, shall in addition require the consent of the Holder so affected. No course of dealing between any Party hereto or any failure or delay on the part of any Party hereto in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any such Party. No single or partial exercise of any rights or remedies under this Agreement by a Party hereto shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such Party. Notwithstanding the foregoing, no approval by any Party shall be required with respect to any Person who hereafter becomes a party to this Agreement pursuant to Section 1 hereto or by executing a written counterpart to this Agreement (including the amendment of Schedule A or Schedule B, as applicable, to add information regarding such additional Major Holder or Other Holder).

(f) Conditions. The obligations of (i) each of the Holders pursuant to this Agreement are conditioned upon the occurrence of the Closing and (ii) each Major Investor pursuant to this Agreement are conditioned upon all directors (other than Major Investor Directors (as defined in the Company SHA)) and officers of the Company and holders of Company Shares holding 1% of more of the Company Shares having executed and delivered an agreement substantially identical hereto prior to the Closing. Irish Holdco shall promptly (and in any event within one (1) business day of the Closing) notify each of the Holders of the date of the Closing, such notice to confirm the anticipated date of expiry of the Lock-Up Period.

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(g) Release. Notwithstanding any other provision of this Agreement, if any Holder is released in any manner from any restrictions under this Agreement so that such Holder becomes entitled to Transfer, in whole or in part, any of its Lock-Up Shares prior to the expiration of the Lock-Up Period (each such Holder, a “Released Holder,” and each such release, a “Lock-Up Release”), the same percentage (in each case, calculated as the number of Lock-Up Shares held by the Released Holder benefitting from such release divided by the total number of Lock-Up Shares held by the Released Holder immediately prior to such release) of the Lock-Up Shares held by each Major Holder shall be immediately and fully released on the same terms from any remaining lockup restrictions set forth herein. Irish Holdco hereby undertakes to each Major Holder that it shall notify such Major Holder (i) immediately upon receipt of any request for a Lock-Up Release (such notice to give full details of the request); and (ii) at least five (5) business days prior to any Lock-Up Release, such notice to give full details of the Lock-Up Release including the number of shares of the Released Holder which are released as a result of the Lock-Up Release and confirmation of the percentage of Lock-Up Shares held by the Released Holder immediately prior to the relevant Lock-Up Release which such released shares represent; provided, however, that the foregoing shall not apply to any release granted to current or former employees or advisors of MariaDB Corporation Ab or its subsidiaries solely to the extent required to provide them with liquidity to pay their respective tax obligations solely resulting from Merger.

(h) Termination. This Agreement shall terminate and be of no further force and effect upon the earlier to occur of (A) the termination of the Merger Agreement in accordance with the provisions of Article IX thereof or (B) with respect to any Holder, the date as of which such Holder no longer holds any Lock-Up Shares. Irish Holdco shall notify each of the Holders of any termination resulting from termination of the Merger Agreement within one (1) business day of such termination event occurring.

(i) Notices. Any notice or communication under this Agreement must be in writing and given by (i) delivery in person or by courier service providing evidence of delivery, or (ii) transmission by hand delivery or electronic mail. Each notice or communication that is delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of notices delivered by courier service, hand delivery, or electronic mail, at such time as it is delivered to the addressee (with the delivery of receipt or the affidavit of messenger). Any notice or communication under this Agreement to a Major Holder must be addressed to such Major Holder’s address or electronic mail address as set forth on Schedule A attached hereto. Any Party may change its address for notice at any time and from time to time by giving written notice in the manner set forth above, and such change of address shall become effective ten (10) days after delivery of such notice as provided in this Section 2.(i).

(j) Severability. If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

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(k) Specific Performance. Each Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by such Holder, money damages will be inadequate and Irish Holdco will have no adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by such Holder in accordance with their specific terms or were otherwise breached. Accordingly, Irish Holdco shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement by a Holder , this being in addition to any other right or remedy to which Irish Holdco may seek under this Agreement, at law or in equity.

(l) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the Parties hereto with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties is expressly terminated. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of the Parties or any of the obligations of any of the Holders under any other agreement between any of the Holders and Irish Holdco or any certificate or instrument executed by any of the Holders in favor of Irish Holdco, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of Irish Holdco or any of the obligations of any of the Holders under this Agreement.

(m) Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties have executed this Lock-Up Agreement as of the date first written above.

ANGEL POND HOLDINGS CORPORATION

By:
Name:
Title:
MANGOMILL PLC

By:
Name:
Title:
ANGEL POND PARTNERS LLC

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

IN WITNESS WHEREOF, the Parties have executed this Lock-Up Agreement as of the date first written above.

[•]

By:
Name:
Title:
[•]

By:
Name:
Title:
[•]

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

SCHEDULE A

MAJOR HOLDERS

SCHEDULE B

OTHER HOLDERS

Exhibit 10.4

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2022, is made and entered into by and among Mangomill Public Limited Company, a public limited company incorporated in Ireland with registered number 606330 (the “Company”), Angel Pond Partners LLC, a Cayman Islands limited liability company (the “Sponsor”), and the undersigned parties listed under New Holders on the signature page hereto (each such party, together with any person or entity deemed a “New Holder” who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “New Holder” and collectively the “New Holders”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, Angel Pond Holdings Corporation, a Cayman Islands exempted company (“APHC”) and the Sponsor are party to that certain Registration Rights Agreement dated May 18, 2021 (the “Existing Registration Rights Agreement”), pursuant to which APHC granted the Sponsor certain registration rights with respect to certain securities of APHC;

WHEREAS, APHC has entered into that certain Business Combination Agreement (the “Merger Agreement”), dated as of January 31, 2022, by and among APHC, the Company, MariaDB Corporation Ab, a Finnish private limited liability company, and Meridian MergerSub Inc., a Cayman Islands exempted company and a wholly owned subsidiary of the Company;

WHEREAS, on the date hereof, pursuant to the transactions contemplated by the Merger Agreement, the New Holders received Company Ordinary Shares upon the closing of such transactions;

WHEREAS, pursuant to Section 5.5 of the Existing Registration Rights Agreement, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of APHC and the holders of a majority-in-interest of the “Registrable Securities” (as such term was defined in the Existing Registration Rights Agreement) at the time in question;

WHEREAS, APHC and the Sponsor desire to terminate the Existing Registration Rights Agreement and all other registration rights that might exist with respect to the equity securities of APHC and to enter into this Agreement in order to provide the Sponsor and the New Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Article I

DEFINITIONS

1.1. Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of any Chief Executive Officer or Chief Financial Officer of the Company, after consultation with counsel to the Company, as applicable, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Block Trade” means an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.

“Board” shall mean the Board of Directors of the Company.

“Commission” shall mean the Securities and Exchange Commission.

“Commission Guidance” means (i) any publicly-available written or oral guidance of the Commission staff, or any comments, requirements or requests of the Commission staff and (ii) the Securities Act.

“Company” shall have the meaning given in the Preamble.

“Company Demand Notice” shall have the meaning given in subsection 2.2.1.

“Company Ordinary Shares” shall mean the Company’s ordinary shares.

“Company Shelf Takedown Notice” shall have the meaning given in subsection 2.1.4.

“Demand Registration” shall have the meaning given in subsection 2.2.1.

“Demanding Holders” shall have the meaning given in subsection 2.2.1.

“Effectiveness Deadline” shall have the meaning given in subsection 2.1.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

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“Existing Registration Rights Agreement” shall have the meaning given in the Recitals hereto.

“Form S-1 Shelf” shall have the meaning given in subsection 2.1.1.

“Form S-3 Shelf” shall have the meaning given in subsection 2.1.1.

“Holders” shall mean the Sponsor and the New Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2.

“Lock-Up Agreement” shall mean that certain Lock-Up Agreement, dated as of January 31, 2022, by and among the Company, the Sponsor, certain shareholders signatory thereto and the other parties signatory thereto.

“Maximum Number of Securities” shall have the meaning given in subsection 2.2.4.

“Minimum Takedown Threshold” shall have the meaning given in subsection 2.1.4.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of the Prospectus, in the light of the circumstances under which they were made) not misleading.

“New Holders” shall have the meaning given in the Preamble.

“Permitted Transferees” shall mean a person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities under any applicable agreement between such Holder and the Company, and to any transferee thereafter.

“Piggyback Registration” shall have the meaning given in subsection 2.3.1.

“Pro Rata” shall have the meaning given in subsection 2.2.4.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any issued and outstanding Company Ordinary Shares or any other equity security of the Company held by a Holder as of the date of this Agreement (including any Company Ordinary Shares issued or issuable upon the exercise of any other equity security of the Company, including warrants), and (b) any other equity security of the Company issued or issuable with respect to any such Company Ordinary Shares described in the foregoing clause (a) by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such Registrable Securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such Registrable Securities

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shall have become effective under the Securities Act and such Registrable Securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such Registrable Securities shall have been otherwise transferred, new certificates or book entries for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such Registrable Securities shall not require registration under the Securities Act; (iii) such Registrable Securities shall have ceased to be outstanding; (iv) such Registrable Securities may be sold without registration and without limitations, including restrictions on volume, manner of sale or other limitations or restrictions pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (“Rule 144”); or (v) such Registrable Securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Company Ordinary Shares are then listed;

(B) fees and expenses of compliance with securities or blue sky Laws (including reasonable fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F) reasonable fees and expenses, not to exceed $100,000, of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration or Shelf Underwritten Offering (including a Block Trade) to be registered for offer and sale in the applicable Registration.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

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“Requesting Holder” shall have the meaning given in subsection 2.2.1.

“Rule 144” shall have the meaning given in the definition of Registrable Security.

“Rule 415” shall have the meaning given in subsection 2.1.1.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall have the meaning given in subsection 2.1.1.

“Shelf Takedown Notice” shall have the meaning given in subsection 2.1.4.

“Shelf Underwritten Offering” shall have the meaning given in subsection 2.1.4.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Subsequent Shelf Registration” shall have the meaning given in subsection 2.1.3.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

Article II

REGISTRATIONS

2.1. Shelf Registration.

2.1.1. Initial Registration. The Company shall, as soon as practicable, but in no event later than thirty (30) days after the Closing Date (the “Filing Deadline”), file a Registration Statement under the Securities Act to permit the public resale of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) (“Rule 415”) on the terms and conditions specified in this subsection 2.1.1 and shall use its reasonable best efforts to cause such Registration Statement to be declared effective as soon as practicable after the filing thereof, but in no event later than the earlier of (x) sixty (60) days following the earlier to occur of the Filing

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Deadline or the filing date of such Registration Statement (the “Effectiveness Deadline”); provided, that the Effectiveness Deadline shall be extended to ninety (90) days after the earlier to occur of the Filing Deadline or the filing date of such Registration Statement if the Registration Statement is reviewed by, and receives comments from, the Commission, and (y) the fifth (5th) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. The Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall be a shelf registration statement on Form S-3 (a “Form S-3 Shelf”) or, if Form S-3 is not then available to the Company, on Form S-1 (a “Form S-1 Shelf” and collectively with a Form S-3 Shelf, a “Shelf”) or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this subsection 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall use its reasonable best efforts to cause a Registration Statement filed pursuant to this subsection 2.1.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. As soon as practicable following the effective date of a Registration Statement filed pursuant to this subsection 2.1.1, but in any event within two (2) Business Days of such date, the Company shall notify the Holders of the effectiveness of such Registration Statement. When effective, a Registration Statement filed pursuant to this subsection 2.1.1 (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any Prospectus contained in such Registration Statement, in the light of the circumstances under which such statement is made).

2.1.2. Form S-3 Shelf. If the Company files a Form S-3 Shelf and thereafter the Company becomes ineligible to use Form S-3 for secondary sales, the Company shall use its reasonable best efforts to file a Form S-1 Shelf as promptly as practicable to replace the shelf registration statement that is a Form S-3 Shelf and have the Form S-1 Shelf declared effective as promptly as practicable and to cause such Form S-1 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its reasonable best efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration, as defined below) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3, or any similar short-form registration.

2.1.3. Subsequent Shelf Registration. If any Shelf filed by the Company ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.5 below, use its reasonable best efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the

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Securities Act (including using its reasonable best efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its reasonable best efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration is filed, the Company shall use its reasonable best efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form.

2.1.4. Requests for Underwritten Shelf Takedowns. At any time and from time to time following the effectiveness of the Shelf required by subsections 2.1.1 or 2.1.2, any Holder may request to sell all or a portion of their Registrable Securities in an underwritten offering that is registered pursuant to such shelf registration statement, including a Block Trade (a “Shelf Underwritten Offering”) provided that such Holder(s) reasonably expect aggregate gross proceeds in excess of $75,000,000 from such Shelf Underwritten Offering (“Minimum Takedown Threshold”). All requests for a Shelf Underwritten Offering shall be made by giving written notice to the Company (the “Shelf Takedown Notice”). Each Shelf Takedown Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Shelf Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Shelf Underwritten Offering. Within three (3) Business Days after receipt of any Shelf Takedown Notice (or twenty-four (24) hours thereafter in connection with an underwritten Block Trade), the Company shall give written notice of such requested Shelf Underwritten Offering to all other Holders of Registrable Securities (the “Company Shelf Takedown Notice”) and, subject to reductions consistent with the Pro Rata calculations in subsection 2.2.4, shall include in such Shelf Underwritten Offering all Registrable Securities with respect to which the Company has received written requests for inclusion therein, within five (5) days, or, in the case of a Block Trade, within twenty-four (24) hours, after sending the Company Shelf Takedown Notice. The Company and all such Holders proposing to distribute their Registrable Securities through the Shelf Underwritten Offering shall enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by companies that are similarly situated to the Company with the managing Underwriter or Underwriters selected by the Company, subject to the prior approval of the initiating Holders (such approval not to be unreasonably withheld, conditioned or delayed) and shall take all such other reasonable actions as are requested by the managing Underwriter or Underwriters in order to expedite or facilitate the disposition of such Registrable Securities. In connection with any Shelf Underwritten Offering contemplated by this subsection 2.1.4, subject to Section 2.3 and Article IV, the underwriting agreement into which each Holder and the

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Company shall enter shall contain such representations, covenants, indemnities and other rights and obligations of the Company and the selling shareholders as are customary in underwritten offerings of securities by companies that are similarly situated to the Company. No Holder may demand more than two (2) Shelf Underwritten Offering in any twelve (12) month period. Prior to the filing of the applicable preliminary prospectus supplement for a Shelf Underwritten Offering, a majority-in-interest of Holders initiating a Shelf Underwritten Offering who timely requested to include Registrable Securities in such offering shall have the right to withdraw from such Shelf Underwritten Offering for any reason or no reason whatsoever upon written notification to the Company and the managing Underwriter or Underwriters of such offering of their intention to withdraw from such Underwritten Shelf Offering; provided, however, that if such withdrawal(s) in the aggregate would cause the Minimum Takedown Threshold not to be satisfied, the Company shall not be obligated to effect such Shelf Underwritten Offering and the requested Shelf Underwritten Offering shall count towards the limitation in the immediately preceding sentence unless the Holders who withdrew from such offering reimburse the Company for all Registration Expenses reasonably incurred by the Company in connection therewith.

2.1.5. Holder Information Required for Participation in Shelf Registration. At least ten (10) Business Days prior to the first anticipated filing date of a Registration Statement pursuant to this Article II, the Company shall use its reasonable best efforts to notify each Holder in writing (which may be by email) of the information reasonably necessary about the Holder to include such Holder’s Registrable Securities in such Registration Statement. Notwithstanding anything else in this Agreement, the Company shall not be obligated to include such Holder’s Registrable Securities to the extent the Company has not received such information, and received any other reasonably requested agreements or certificates, on or prior to the fifth Business Day prior to the first anticipated filing date of a Registration Statement pursuant to this Article II.

2.1.6. Legend Removal. Provided the restrictions imposed on any Registrable Securities pursuant to the Lock-Up Agreement have then expired and the applicable Registration Statement filed pursuant to this Section 2.1 is then effective, a Holder of Registrable Securities who proposes to engage in a sale or other transaction in Registrable Securities pursuant to such Registration Statement may request the removal of any restrictive legend included on the such Registrable Securities and the issuance of a certificate without such legend to the Holder or a book entry statement without such legend notated thereon. The Company will use its reasonable best efforts to cause the removal of such restrictive legend with respect to the number of Registrable Securities proposed to be sold or otherwise transacted pursuant to the Registration Statement and the issuance of a certificate or book entry statement with respect to such Registrable Securities without such legend promptly following such Holder’s notice (and in any event within two (2) Business Days thereof). The Company shall be responsible for the fees of its transfer agent and all DTC fees associated with such issuance. To the extent required by the transfer agent, the Company shall use commercially reasonable efforts to cause its legal counsel to deliver a customary opinion within two (2) Business Days of the delivery of all reasonably necessary representations and other documentation from the Holder as reasonably requested by the Company, its counsel or the transfer agent by the Holder to the transfer agent to the effect that the removal of the restrictive legend in such circumstances may be effected under the Securities Act; provided that, notwithstanding the foregoing, the Company will not be required to deliver any such opinion, authorization, certificate or direction if it reasonably believes that removal of the legend could result in or facilitate transfers of securities in violation of applicable law.

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2.2. Demand Registration.

2.2.1. Request for Registration. Subject to the provisions of subsection 2.2.4 and Section 2.4 hereof and provided that the Company does not have an effective Registration Statement pursuant to subsection 2.1.1 outstanding covering Registrable Securities, (a) the Sponsor or (b) the New Holders of at least a majority-in-interest of the then-outstanding number of Registrable Securities held by the New Holders (the “Demanding Holders”), in each case, may make a written demand for Registration of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within five (5) Business Days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand (the “Company Demand Notice”), and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) Business Days after the Company Demand Notice has been sent. Upon timely receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, which to be deemed timely hereunder shall include all information reasonably requested by the Company from such Requesting Holder(s) with respect to such Registration, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall use its reasonable best efforts to effect, as soon thereafter as reasonably practicable, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. Under no circumstances shall the Company be obligated to effect (x) more than an aggregate of two (2) Registrations pursuant to a Demand Registration by the Sponsor under this subsection 2.2.1 with respect to any or all Registrable Securities held by the Sponsor and its Permitted Transferees and (y) more than an aggregate of two (2) Registrations pursuant to a Demand Registration by the New Holders with respect to any or all Registrable Securities held by such New Holders and their Permitted Transferees; provided, however, that a Registration pursuant to a Demand Registration shall not be counted for such purposes unless a registration statement that may be available at such time has become effective and all of the Registrable Securities requested by the Requesting Holders and the Demanding Holders to be registered on behalf of the Requesting Holders and the Demanding Holders were included in such registration statement.

2.2.2. Effective Registration. Notwithstanding the provisions of subsection 2.2.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied in all material respects with all of its obligations under this Agreement with respect thereto; provided, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other Governmental Entity, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective unless and until (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a

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majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

2.2.3. Underwritten Offering. Subject to the provisions of subsection 2.2.4 and Section 2.4 hereof, if a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration, which Underwriter(s) shall be reasonably satisfactory to the Company.

2.2.4. Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Company Ordinary Shares or other equity securities that the Company desires to sell, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other shareholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Requesting Holders (Pro Rata, based on the respective number of Registrable Securities that each Requesting Holder has so requested) exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Company Ordinary Shares or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the Company Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities.

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2.2.5. Demand Registration Withdrawal. A majority-in-interest of the Demanding Holders initiating a Demand Registration or a majority-in-interest of the Requesting Holders (if any) pursuant to a Registration under subsection 2.2.1 shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration at least three (3) Business Day prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration (or in the case of an Underwritten Registration pursuant to Rule 415, at least five (5) Business Days prior to the time of pricing of the applicable offering). Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration or a Shelf Underwritten Offering prior to its withdrawal under this subsection 2.2.5 and any such withdrawn Demand Registration shall constitute a completed Demand Registration for purposes of determining the number of Demand Registrations that may be requested by the Holders pursuant to subsection 2.2.1.

2.3. Piggyback Registration.

2.3.1. Piggyback Rights. If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, for its own account or for the account of shareholders of the Company (or by the Company and by the shareholders of the Company), other than a Registration Statement (i) filed pursuant to Section 2.2, (ii) filed in connection with any employee stock option or other benefit plan, (iii) for a rights offering or an exchange offer or offering of securities solely to the Company’s existing shareholders, (iv) for an offering of debt that is convertible into equity securities of the Company (v) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto) or (vi) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than three (3) Business Days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) Business Days such written notice is sent (such Registration a “Piggyback Registration”); provided, that each Holder of Registrable Securities agrees that the fact that such a notice has been delivered shall constitute confidential information; provided further, that the exercise of any piggy-back rights with respect to any Block Trade should be done no later than twenty four (24) hours after the Company’s written notice regarding such Block Trade is sent. The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.3.1 to be included in a Piggyback Registration on the same terms and conditions

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as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.3.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.3.2. Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of Company Ordinary Shares that the Company desires to sell, taken together with (i) the Company Ordinary Shares, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.3 hereof, and (iii) the Company Ordinary Shares, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

(a)

If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the Company Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Company Ordinary Shares, if any, as to which Registration has been requested or demanded pursuant to written contractual piggy-back registration rights of other shareholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b)

If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the Company Ordinary Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Company Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities.

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2.3.3. Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration (or in the case of an Underwritten Registration pursuant to Rule 415, at least two (2) Business Days prior to the time of pricing of the applicable offering). The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.3.3.

2.3.4. Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.3 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof or a Shelf Underwritten Offering effected under subsection 2.1.4.

2.4. Restrictions on Registration Rights. If (A) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.2.1 and it continues to actively employ, in good faith, all reasonable best efforts to cause the applicable Registration Statement to become effective; (B) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Board, such Registration would be seriously detrimental to the Company and the Board concludes as a result, that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board or Chief Executive Officer stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement, then the Company shall have the right to defer such filing for a period of not more than sixty (60) days; provided, however, that the Company shall not defer its obligation in this manner more than twice in any 12-month period (the “Aggregate Blocking Period”).

2.5. Block Trades. Notwithstanding any other provision of this Article II, but subject to Sections 2.4 and 3.5, if the Holders desire to effect a Block Trade, with a total offering price expected to exceed, in the aggregate, $25,000,000, the Holders shall provide written notice to the Company at least five (5) Business Days prior to the date such Block Trade will commence. As expeditiously as possible, the Company shall use its reasonable best efforts to facilitate such Block Trade. The Holders shall use reasonable best efforts to work with the Company and the Underwriter(s) (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Block Trade) in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade and any related due diligence and comfort procedures.

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ARTICLE III

COMPANY PROCEDURES

3.1. General Procedures. If the Company is required to effect the Registration of Registrable Securities, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as reasonably possible:

3.1.1. prepare and file with the Commission as soon as practicable (but in no event later than the Filing Date with respect to a Registration Statement filed pursuant to subsection 2.1.1) a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective (but in no event later than the Effectiveness Deadline with respect to a Registration Statement filed pursuant to subsection 2.1.1) and remain effective until all Registrable Securities covered by such Registration Statement have been sold or have ceased to be Registrable Securities;

3.1.2. prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by a majority-in-interest of the Holders with Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

3.1.3. prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and each Holder of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and each Holder of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders, and take into consideration, prior to the filing thereof, any requested changes thereto as such Holders or their legal counsel may reasonably request;

3.1.4. prior to any public offering of Registrable Securities, use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” Laws of such jurisdictions in the United States as any Holder of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other Governmental Entities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

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3.1.5. cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6. provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7. after the filing of a Registration Statement, the Company shall promptly, and in no event more than two (2) business days after such filing, notify the Holders included in such Registration Statement of such filing, and shall further notify such Holders promptly and confirm such advice in writing in all events within two (2) business days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and the Company shall take all actions required to prevent the entry of such stop order or to remove it if entered); (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; and (v) any request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein (in the case of the prospectus, in the light of the circumstances under which they were made), not misleading, and promptly make available to the holders of Registrable Securities included in such Registration Statement any such supplement or amendment;

3.1.8. at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be (a) necessary in order to comply with the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder or (b) advisable in order to reduce the number of days that sales are suspended pursuant to Section 3.5), furnish a copy thereof to each seller of such Registrable Securities and its counsel, including, without limitation, providing copies promptly upon receipt of any comment letters received with respect to any such Registration Statement or Prospectus;

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3.1.9. notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.5 hereof;

3.1.10. permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriter(s), if any, and any attorney or accountant retained by such Holders or Underwriter(s) to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representative or Underwriter enters into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11. obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter(s) may reasonably request;

3.1.12. on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the placement agent or sales agent, if any, and the Underwriter(s), if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Underwriter(s), placement agent(s) or sales agent(s) may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.13. in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.14. make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15. in the event of an Underwritten offering in which the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $75,000,000, use its reasonable best efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter(s) in any Underwritten Offering; and

3.1.16. otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration, including, without limitation, making available senior executives of the Company to participate in any due diligence sessions that may be reasonably requested by the Underwriter in any Underwritten Offering.

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3.2. Registration Expenses. Except as otherwise provided herein, the Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of Registration Expenses, all reasonable fees and expenses of any legal counsel representing the Holders.

3.3. Requirements for Participation in Registrations. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with the information reasonably necessary about the Holder to include such Holder’s Registrable Securities in a Registration Statement, the Company may exclude such Holder’s Registrable Securities from such Registration Statement or related Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting, sales, placement or distribution arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements.

3.4. Restrictions on Transfer. In connection with any Underwritten Offering of equity securities of the Company, (i) each Holder agrees that it shall not Transfer any Company Ordinary Shares (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the seven (7) calendar days prior (to the extent notice of such Underwritten Offering has been provided) to and the 90-day period beginning on the date of pricing of such offering, except in the event the Underwriter or Underwriters managing the offering otherwise agree to a reduced period which shall apply to all Holders, and further agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders), (ii) the Company will cause each of its directors and executive officers to execute a lock-up agreement on terms at least as restrictive as that contemplated by the preceding clause (i), and (iii) the Company will not effect any public offering or distribution of its equity securities or any securities convertible or exchangeable or exercisable for such securities during the period contemplated in clause (i) (other than (A) as part of any such Underwritten Offering, (B) in connection with a registration related to any employee stock option or other benefit plan, (C) an exchange offer or offering in connection with a business acquisition or combination pursuant to a Registration Statement on Form S-4 or such other similar form as may be applicable, (D) for an offering of debt that is convertible into equity securities of the Company, or (E) for a dividend reinvestment plan).

3.5. Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until he, she or it is advised in writing by

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the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s reasonable control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than ninety (90) days, determined in good faith by the Company to be necessary for such purpose; provided, that each day of any such suspension pursuant to this Section 3.5 shall correspondingly decrease the Aggregate Blocking Period available to the Company during any twelve (12) month period pursuant to Section 2.4 hereof. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall notify the Holders within one (1) Business Day of the expiration of any period during which it exercised its rights under this Section 3.5.

3.6. Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.6. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell the Company Ordinary Shares held by such Holder without registration under the Securities Act within, and in accordance with, the limitation of the exemptions provided by Rule 144, including providing any legal opinions. Upon the written request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1. Indemnification.

4.1.1. The Company agrees to indemnify, to the extent permitted by Law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including without limitation reasonable attorneys’ fees) resulting from or based upon any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within

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the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder. Notwithstanding the foregoing, the indemnity obligation of the Company contained in this subsection 4.1.1 shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the Company’s consent, which consent shall not be unreasonably withheld, conditioned or delayed.

4.1.2. In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by Law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from or based upon any untrue statement or alleged untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, but only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company. Notwithstanding the foregoing, the indemnity obligation of a Holder contained in this subsection 4.1.2 shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without such Holder’s consent, which consent shall not be unreasonably withheld, conditioned or delayed.

4.1.3. Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided, that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of

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money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4. The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the Transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5. If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made (or not made by, in the case of an omission) by, or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by Pro Rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1. Notices. Any notice or communication under this Agreement must be in writing and given by (i) delivery in person or by courier service providing evidence of delivery, or (ii) transmission by hand delivery or electronic mail. Each notice or communication that is delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in

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the case of notices delivered by courier service, hand delivery or electronic mail, at such time as it is delivered to the addressee (with the delivery of receipt or the affidavit of messenger). Any notice or communication under this Agreement must be addressed, if to the Company to: Tekniikantie 12, 02150 Espoo, Finland, Attention: Michael Howard, Email: michael.howard@mariadb.com, and, if to any Holder, at such Holder’s address or electronic mail address as set forth on the signature pages hereto. Any party may change its address for notice at any time and from time to time by giving written notice in the manner set forth above, and such change of address shall become effective ten (10) days after delivery of such notice as provided in this Section 5.1.

5.2. Assignment; No Third Party Beneficiaries.

5.2.1. This Agreement and the rights, duties and obligations of the Company and the Holders of Registrable Securities, as the case may be, hereunder may not be assigned or delegated by the Company or the Holders of Registrable Securities, as the case may be, in whole or in part, except in connection with a Transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the restrictions set forth in this Agreement.

5.2.2. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.3. This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.4. No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3. Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4. Governing Law; Venue; Waiver of Trial by Jury. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF DELAWARE AS APPLIED TO AGREEMENTS AMONG DELAWARE RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN DELAWARE, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION. ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED THEREBY MAY BE INSTITUTED IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF SUCH COURT DECLINES JURISDICTION, THEN TO ANY COURT IN THE STATE OF DELAWARE OR THE FEDERAL DISTRICT COURT FOR THE DISTRICT OF DELAWARE, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING.

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EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.5. Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder or group of affiliated Holders, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder or group of affiliated Holders so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.6. Other Registration Rights. The Company represents and warrants that no Person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other Person. The parties hereby terminate the (i) Existing Registration Rights Agreement, and (ii) the Amended and Restated Registration Rights Agreement, dated as of January 31, 2022, by and among MariaDB Corporation AB and certain parties as listed therein; in each case, which shall be of no further force and effect and are hereby superseded and replaced in their entirety by this Agreement. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.7. Term. This Agreement shall terminate upon the earlier of (i) the tenth anniversary of the date of this Agreement and (ii) with respect to any Holder, the date as of which such Holder no longer holds any Registrable Securities. The provisions of Section 2.5 and Article V shall survive any termination.

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5.8. Severability. If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

THE COMPANY:

MANGOMILL PLC

Name:
Title:

THE SPONSOR:

ANGEL POND PARTNERS LLC

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

NEW HOLDERS:

[•]

By:
Name:
Title:

[•]

By:
Name:
Title:

[•]

By:
Name:
Title:

[•]

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

Exhibit 99.1

MariaDB Corporation Ab to Become a Publicly Traded Company via Combination with Angel Pond Holdings Corporation

MariaDB, Fast Growing, Popular Open Source Database Software Company, Will Enter Its Next Growth Phase with New York Stock Exchange Listing in Partnership with NYSE-Listed Angel Pond Holdings Corporation.

•	MariaDB is at the nexus of open source software and cloud, and its next growth phase will be primed by NYSE listing and enhanced capital access.

•	The transaction implies a pro forma MariaDB enterprise value of approximately $672 million.

•	The signing of the business combination agreement is accompanied by a $104 million fully funded Series D private placement led by new and existing investors and a $18 million fully committed PIPE.

•	Existing shareholders of MariaDB will roll over equity into the combined company.

•	Following the transaction, the combined company will be named MariaDB plc.

CALIFORNIA/NEW YORK – February 1, 2022 – MariaDB Corporation Ab (“MariaDB”), one of the fastest growing and most popular open source database software companies in the world, announced today its intention to become a publicly listed company on the New York Stock Exchange (NYSE) in partnership with NYSE-listed Angel Pond Holdings Corporation (“Angel Pond”) (POND). This transaction implies a pro forma MariaDB enterprise value of approximately $672 million. Angel Pond was co-founded by Theodore T. Wang, a former partner at Goldman Sachs, and Shihuang “Simon” Xie, a co-founder of Alibaba. The transaction provides the shareholders of Angel Pond with the opportunity to participate in the growth of a premier database software company at the nexus of open source software and cloud. Upon closing of the transaction, the combined company will be named MariaDB plc and led by MariaDB’s CEO Michael Howard.

MariaDB investment highlights:

•	A leading relational database brand

•	Thriving open source community drives viral adoption

•	Attractive industry tailwinds with expected 27% CAGR of cloud database-as-a-service (DBaaS) to $33B by 2025

•	Open source business model provides broad monetization platform via proprietary enterprise features and cloud DBaaS (hybrid and multicloud)

•	Diversified blue-chip global customer base with sustainable organic expansion opportunities

Michael Howard, CEO of MariaDB, said, “MariaDB is the data backbone of services used by millions of people every day. Our mission is to build the database for all, providing a perfect balance of simplicity and raw power, including unified transactional and analytical processing for everyday applications. Whether customers move to open source or into the cloud, with MariaDB they are saving up to 90% of their total cost for databases. I am excited that a public investor base and enhanced capital access will allow us to accelerate the go-to-market for our technology that has already been battle-tested and proven its market fit.”

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Theodore T. Wang, Ph.D., Chairman and CEO of Angel Pond, added, “Angel Pond is truly excited to be partnering with MariaDB to fast track its growth through one of the world’s premier listing platforms for brand awareness, enhanced capital access, and institutionalized governance. MariaDB is trusted by some of the largest blue-chip customers in the world to run their mission-critical applications. With a stronger balance sheet and proven technology, MariaDB is well positioned to capitalize on explosive growth in data worldwide and on the migration to the cloud.“

Transaction overview

The transaction reflects an implied enterprise value of the combined company of approximately $672 million, representing 14.2x expected fiscal 2022 (ending September 2022) revenue of $47.4 million. A $104 million private placement of Series D Preferred shares of MariaDB has been closed concurrently with this announcement, with $43 million commitment from existing investors and $27 million from an affiliate of Angel Pond’s sponsor, which the parties believe shows the commitment and conviction of Angel Pond’s sponsor in the transaction. The Series D Preferred shares will ultimately convert into the right to receive ordinary shares of the combined company. The transaction is expected to provide up to $317 million of net cash proceeds (inclusive of transaction fees and debt repayment), comprised of Angel Pond’s $265 million of cash held in trust, assuming no Angel Pond shareholder redemptions, the $104 million Series D Preferred financing, and a $18 million fully committed PIPE.

In the transaction, Angel Pond will become a wholly owned subsidiary of Mangomill plc, an Irish public limited company (which will be renamed MariaDB plc), through a domestication merger with a wholly owned subsidiary of MariaDB plc. Immediately following such domestication merger, the current MariaDB will merge with and into MariaDB plc. Angel Pond will then be liquidated. As a result of the transaction, each ordinary share of Angel Pond will be converted into the right to receive one newly issued ordinary share of MariaDB plc, warrants of Angel Pond will be exercisable for ordinary shares of MariaDB plc, and the shares of MariaDB will be converted into the right to receive newly issued shares of MariaDB plc. Options of MariaDB will be converted into options to acquire ordinary shares of MariaDB plc. Post-transaction, the name of the combined company will be MariaDB plc and its ordinary shares will be listed on the NYSE.

The respective Boards of Directors of MariaDB and Angel Pond have unanimously approved the transaction. The transaction will require the approval of the shareholders of both MariaDB and Angel Pond, and is subject to other customary closing conditions, including a registration statement on Form S-4 being declared effective by the U.S. Securities and Exchange Commission (the “SEC”) and approval by the New York Stock Exchange to list the ordinary shares of MariaDB plc. The transaction is expected to close in the second half of FY2022.

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Additional information about the proposed transaction, including a copy of the business combination agreement and an investor presentation, will be provided in a Current Report on Form 8-K to be filed by Angel Pond with the SEC and will be available at www.sec.gov. Additional information about the proposed transaction will be described in the registration statement on Form S-4 relating to the transaction, which will include a proxy statement/prospectus, and other documents regarding the proposed transaction, each to be filed with the SEC.

Advisors

Cleary Gottlieb Steen & Hamilton LLP, Hannes Snellman Attorneys Ltd, Arthur Cox and Maples Group are serving as legal advisors to Angel Pond. Perkins Coie LLP, Fondia, Matheson and Conyers are serving as legal advisors to MariaDB.

J.P. Morgan Securities LLC and Angel Pond Capital LLC served as placement agents to Maria DB and Angel Pond in connection with the Series D Financing and PIPE offerings.

J.P. Morgan Securities LLC is acting as capital markets advisors to Angel Pond.

About MariaDB

MariaDB frees companies from the costs, cloud lock-in, constraints and complexity of proprietary databases, enabling them to reinvest in what matters most – rapidly developing innovative, customer-facing applications. MariaDB uses pluggable, purpose-built storage engines to support workloads that previously required a variety of specialized databases. With complexity and constraints eliminated, enterprises can now depend on a single complete database for their needs, whether on commodity hardware or their cloud of choice. Deployed in minutes for transactional, analytical or hybrid use cases, MariaDB delivers unmatched operational agility without sacrificing key enterprise features, including real ACID compliance and full SQL. Trusted by organizations such as, Bandwidth, DigiCert, InfoArmor, Oppenheimer, Samsung, SelectQuote, SpendHQ – MariaDB meets the same core requirements as proprietary databases at a fraction of the cost. No wonder it’s one of the fastest growing database management systems companies. Real business relies on MariaDB™.

About Angel Pond

Angel Pond is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Company is co-founded by Dr. Theodore T. Wang, a former Partner of Goldman Sachs, and Mr. Shihuang “Simon” Xie, a co-founder of China e-commerce company Alibaba Group. For more information, visit https://angelpond.com/.

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Forward-looking statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Angel Pond’s and MariaDB’s future operations, anticipated growth, financial or operating results, capital allocation, market opportunities, strategies, anticipated business levels, future earnings, planned activities, dividend policy, debt ratio, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Angel Pond’s securities, (ii) the risk that the transaction may not be completed by Angel Pond’s business combination deadline, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the transactions contemplated by the Business Combination Agreement, by and between Angel Pond, Mangomill plc, Meridian MergerSub Inc. and MariaDB, dated as of January 31, 2022 (the “Merger Agreement”) by the shareholders of Angel Pond and MariaDB, respectively, and the satisfaction of the minimum cash condition, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the transaction on MariaDB’s business relationships, operating results, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of MariaDB and potential difficulties in MariaDB employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against MariaDB or against Angel Pond related to the Merger Agreement or the proposed transaction, (ix) the ability to maintain the listing of Angel Pond’s securities or MariaDB plc’s securities on a national securities exchange, (x) the price of Angel Pond’s securities may be volatile due to a variety of factors, including the uncertainty of demand in the market that Angel Pond plans to operate or MariaDB operates, variations in operating performance across competitors, changes in laws and regulations affecting the business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xii) the ability to discover, develop and protect new technologies and to protect and enforce MariaDB’s or Angel Pond’s intellectual property rights, (xiii) the fact that significant capital investment is required for the research & development of intellectual property and other proprietary information to improve and scale technological processes, (xiv) the fact that MariaDB is an early stage company with a history of losses and its future profitability is uncertain, (xv) the uncertainty of financial projections which rely in part on assumptions about customer demand based on ongoing negotiations and

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indications of interest from potential customers, (xvi) the risk of downturns and a changing regulatory landscape in a highly competitive industry, (xvii) risks relating to the value of MariaDB plc’s securities to be issued in the transaction and uncertainty as to the long-term value of MariaDB plc’s securities, (xviii) disruptions and other impacts to MariaDB’s business as a result of the COVID-19 pandemic and other global health or economic crises, (xix) the amount of redemption requests made by Angel Pond’s shareholders, which could be significant, (xx) those factors discussed in Angel Pond’s final prospectus filed with the SEC on May 19, 2021 under the “Risk Factors” heading, and other documents Angel Pond has filed, or will file, with the SEC, and (xxi) other risks to Angel Pond’s and MariaDB’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; the loss of one or more significant customers or a significant reduction of business with customers; ability, cost and impact on business operations, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions; business or supply disruption; security threats, such as acts of sabotage, terrorism or war, and natural disasters which could result in a significant operational event for MariaDB or Angel Pond; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed regarding the transaction. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties may be found in each of Angel Pond and MariaDB plc’s subsequent reports on Form 10-Q, Form 10-K, Form 8-K, and other SEC filings, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Angel Pond’s or MariaDB’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Angel Pond nor MariaDB assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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Important information for investors and shareholders

In connection with the proposed transaction, Angel Pond will have a registration statement on Form S-4 (the “Registration Statement”) filed with the SEC, which will include a preliminary proxy statement to be distributed to holders of Angel Pond’s ordinary shares in connection with Angel Pond’s solicitation of proxies for the vote by Angel Pond’s shareholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Angel Pond’s and MariaDB’s shareholders in connection with the proposed transaction. After the Registration Statement has been filed and declared effective, Angel Pond will mail a definitive proxy statement, when available, to its shareholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Angel Pond, MariaDB and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by Angel Pond through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: Angel Pond Holdings Corporation, 950 Third Avenue, 25th Floor, New York, New York 10022. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Use of projections

This press release contains MariaDB’s projected financial information, including future revenue, net cash proceeds, and enterprise value information. Such projected financial information is forward-looking and is for illustrative purposes only. It should not be relied upon as being indicative of future results. Neither MariaDB’s independent auditors, nor the independent registered public accounting firm of Angel Pond, have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this press release, and accordingly, neither of them have expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this press release. The projected financial information contained in this press release constitutes forward-looking information. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results or condition contemplated by the projected financial information contained in this press release, and the inclusion of such information in this press release should not be regarded as a representation by any person that the results or condition reflected in such projections will be achieved.

Participants in the solicitation

Angel Pond, MariaDB and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Angel Pond’s shareholders in connection with the proposed business combination. Information about Angel Pond’s directors and executive officers and their ownership of Angel Pond’s securities is set forth in Angel Pond’s final prospectus filed with the SEC May 19, 2021. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed business combination when it becomes available.

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Non-solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Angel Pond, MariaDB plc or MariaDB, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Industry and market data; trademarks

Certain industry and market data used in this press release have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither MariaDB nor Angel Pond has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change and recipients should not put undue weight on such data. This presentation contains trademarks, service marks, trade names and copyrights of MariaDB, Angel Pond and other companies, which are the property of their respective owners.

Contacts

For MariaDB

Investors:

ir@mariadb.com

Media:

pr@mariadb.com

For Angel Pond

Axel Jin

info@angelpond.com

+1-212-878-3702

# # #

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Exhibit 99.2

MARIADB INVESTOR PRESENTATION

February 1, 2022

MariaDB

Exhibit 99.2 MARIADB INVESTOR PRESENTATION February 1, 2022

DISCLAIMERS DISCLAIMERS, FORWARD-LOOKING STATEMENTS AND CAUTIONARY LANGUAGE Disclaimers. This presentation is for informational purposes only. It shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions, U.S. or foreign, in which such offer, solicitation or sale would be unlawful. This presentation has been prepared to assist interested parties in making their own evaluation with respect to an investment (the “Proposed MariaDB Investment”) in MariaDB Corp AB, a Finnish corporation (“MariaDB”), a potential business combination (the “Proposed Business Combination”) between Angel Pond Holdings Corporation, a Cayman Islands corporation (“Angel Pond”), and MariaDB (the Proposed MariaDB Investment, the Proposed Business Combination and the related transactions, collectively, the “Proposed Transactions”) and for no other purpose. Neither the Securities and Exchange Commission (“SEC”) nor any securities commission of any other U.S. or foreign jurisdiction has approved or disapproved of the Proposed Transactions or determined that this presentation is truthful or complete. Any representation to the contrary is a criminal offense. No representations or warranties, express or implied, are given in, or in respect of, this presentation. To the fullest extent permitted by law, in no circumstances will MariaDB, Angel Pond or any of their respective subsidiaries, shareholders, affiliates, representatives, directors, officers, employees, advisors, or agents be responsible or liable for a direct, indirect, or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this presentation does not purport to be all-inclusive or to contain all the information, including material, that may be required to make a full analysis of MariaDB or any of the Proposed Transactions. Recipients of this presentation should each make their own evaluation of MariaDB and the Proposed Transactions and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. The information contained herein is as of January 12,2022 (financial data generally represents actuals through September 2021), and does not reflect any subsequent events or changes, which may be material. The distribution of this presentation may also be restricted by law and persons into whose possession this presentation comes should inform themselves about and observe any restrictions. The recipient acknowledges that it is (a) aware that the U.S. securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the Exchange Act ), and that the recipient will neither use, nor cause any third party to use, this presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. The recipients of this presentation are not to construe the contents of this presentation, or any prior or subsequent communications from MariaDB, Angel Pond or any of its agents, advisors or representatives, as legal, tax or business advice. Prior to making a decision regarding any of the Proposed Transactions described in or contemplated by this presentation, any recipient should consult such recipient’s own legal counsel and tax, business and other advisors and carefully review all aspects of the presentation and the applicable Proposed Transactions. Neither MariaDB nor Angel Pond make any representations to the tax treatment of ownership, purchase or disposition of any of the securities referenced herein or otherwise regarding the Proposed Transactions. The information contained in this presentation and any additional materials related hereto are confidential unless specifically stated otherwise and are not to be disclosed to persons other than the intended recipient and its legal and other advisors, if any, who are also bound to confidentiality. This presentation may not be reproduced or copied, in whole or in part, and may not be distributed to anyone other than the persons described above. Forward-Looking Statements and Cautionary Language. Certain statements included in this presentation that are not historical facts are forward-looking statements, including for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “potential,” “projected,” “seem,” “seek,” “future,” “outlook,” and similar words and expressions that predict or indicate future circumstances, events or trends or that otherwise are not statements of historical matters. These forward- looking statements include, but are not limited to, statements regarding MariaDB’s business strategy, estimated total addressable market, commercial and operating plans, product development plans, customers, and projected financial condition and performance, and actions by investors and shareholders in MariaDB and Angel Pond and the outcome of the Proposed Transactions. These statements are based on various estimates and assumptions, whether or not identified in this presentation, and on the current expectations of the respective management of MariaDB and Angel Pond and others, and are not predictions of actual actions, events or performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from estimates and assumptions made, sometimes materially. Many actual events and circumstances are beyond the control of MariaDB and Angel Pond. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, that MariaDB may be unable to successfully commercialize its products or expand its markets; the effects of competition on MariaDB’s business; the uncertainty of the projected financial information with respect to MariaDB; disruptions and other impacts to MariaDB’s business as a result of the COVID-19 pandemic and other global health or economic crises; changes in customer and potential customer demand; the parties may be unable to successfully or timely consummate one or more of the Proposed Transactions, including the risk that any regulatory (including foreign, SEC or securities exchange) approvals or necessary actions are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of any of the Proposed Transactions, or that the approval of the shareholders of MariaDB or Angel Pond is not obtained; failure to realize the anticipated benefits of the equity bridge financing (including failure to raise the estimated $100 million or any lower amount) or any of the Proposed Transactions (including failure to raise $50 million or any lower amount in the PIPE financing); the amount of redemption or similar requests made by MariaDB’s or Angel Pond’s shareholders (including the potential that Angel Pond’s shareholders could redeem significantly more than 0% of their shares in connection with the Proposed Business Combination, which would cause, among other things, potentially significantly less cash from its trust to be provided to the combined company); and those factors discussed elsewhere in this presentation and in Angel Pond’s final prospectus filed with the SEC on May 19, 2021, including under the heading “Risk Factors,” and other documents Angel Pond has filed, or may file, with the SEC. If any of these risks materialize or the estimates or assumptions prove incorrect, actual results could differ materially from the events, results and condition implied by these forward-looking statements. Proprietary & Confidential 2

DISCLAIMERS (cont’d) There may be additional risks that neither MariaDB nor Angel Pond presently know, or that MariaDB or Angel Pond currently believe are immaterial, that could also cause actual events, results or condition to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MariaDB’s and Angel Pond’s expectations, plans, or forecasts of future events and views as of the date of this presentation. MariaDB and Angel Pond anticipate that subsequent events and developments will cause MariaDB’s and Angel Pond’s assessments to change. However, while MariaDB and Angel Pond may elect to update these forward-looking statements at some point in the future, MariaDB and Angel Pond specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing MariaDB’s or Angel Pond’s assessments of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon any forward-looking statements. Additional Information and Where to Find It. This presentation relates to proposed transactions by MariaDB and Angel Pond as well as between MariaDB and Angel Pond. This presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction, U.S. or foreign, in which such offer, sale or exchange would be unlawful prior to applicable registration or qualification or exemption under the securities or other laws of any such jurisdiction. In connection with the Proposed Business Combination, a combined registration statement and proxy statement and other relevant materials are expected to be filed with the SEC. Promptly after the related registration statement is declared effective by the SEC, Angel Pond will mail a definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the special meeting relating to the Proposed Business Combination. Investors and securities holders of Angel Pond and MariaDB are urged to read these materials (including any amendments or supplements thereto) and any other relevant documents in connection with the Proposed Business Combination that are filed with the SEC when they become available, including the complete combined registration statement (which the proxy statement/prospectus is part of), because they will contain important information about Angel Pond, MariaDB and the Proposed Business Combination. The preliminary combined registration statement and proxy statement, the definitive combined registration statement and proxy statement and other relevant materials in connection with the Proposed Business Combination (when they become available), and any other documents relating to the Proposed Transactions filed with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov). The documents filed with the SEC also may be obtained free of charge at Angel Pond’s website at www.angelpond.com or upon written request to 950 Third Avenue, 25th Fl., New York, NY 10022. Participants in Solicitation. MariaDB, Angel Pond and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Angel Pond’s shareholders in connection with one or more of the Proposed Transactions, including the Proposed Business Combination. Information about Angel Pond’s directors and executive officers and their ownership of Angel Pond’s securities is set forth in Angel Pond’s final prospectus filed with the SEC on May 19, 2021. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Proposed Business Combination may be obtained by reading the combined registration statement and proxy statement regarding the Proposed Business Combination, if and when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph. Non-Solicitation. This presentation is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of any of the Proposed Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of MariaDB or Angel Pond, or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction, U.S. or foreign, in which such offer, solicitation or sale would be unlawful prior to applicable registration or qualification or exemption under the securities laws of such state or jurisdiction. Financial Information. The financial information contained in this presentation has been taken from or prepared based on the historical financial statements and certain other financial information of MariaDB for the periods presented. MariaDB’s historical and other financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”). None of such information has been audited in accordance with IFRS or generally accepted accounting principles in the U.S. (“U.S. GAAP”), or Public Company Accounting Oversight Board (“PCAOB”) standards. We cannot assure you that had the financial statements been compliant with Regulation S-X under the Securities Act of 1933, as amended, or audited in accordance with IFRS, U.S. GAAP or PCAOB standards, there would not be differences and such differences would not be material. An audit of certain of MariaDB’s financial statements in accordance with U.S. GAAP and applicable PCAOB standards is in process and will be included in the combined registration statement and proxy statement to be filed with the SEC, which you should review. Accordingly, there will be differences, potentially material, between the presentation of the financial information included in this presentation and in the combined registration statement and proxy statement for the Proposed Business Combination. Use of Projections. This presentation contains certain projected financial information regarding MariaDB and the combined company, including certain revenue information, among others. Such projected financial information is forward- looking and is for illustrative purposes only, and will likely differ, potentially materially, from projected financial information included in a combined registration statement and proxy statement relating to the Proposed Business Combination. It should not be relied upon as being indicative of future results or condition. The estimates and assumptions underlying such projected financial information are inherently uncertain and are subject to many significant business, economic, competitive and other risks and uncertainties. Refer to “Forward-Looking Statements” above. Actual results and condition may differ materially from the results presented in such projected financial information, and the inclusion of such information in this presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. Neither MariaDB’s nor Angel Pond’s auditors have audited, reviewed, compiled or performed any procedures with respect to the projected financial information for the purpose of their inclusion in the presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of the presentation. Industry and Market Data; Trademarks. Industry and market data used in this presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither MariaDB nor Angel Pond has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change and recipients should not put undue weight on such data. This presentation contains trademarks, service marks, trade names and copyrights of MariaDB, Angel Pond and other companies, which are the property of their respective owners. Proprietary & Confidential 3

TODAY'S PRESENTERS

MariaDB	Angel Pond Holdings

Michael Howard

Chief Executive Officer

ORACLE
C9
OUTERBAY TECHNOLOGIES
INGRIAN

Theodore T. Wang

Co-Founder, Chairman and CEO

Goldman Sachs
Puissance Capital
FIDUCIARY TRUST

MariaDB

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TODAY’S PRESENTERS MariaDB Angel Pond Holdings Michael Howard Theodore T. Wang Chief Executive Officer Co-Founder, Chairman and CEO 4 Proprietary & Confidential

SPONSOR VALUE CREATION STRATEGY

Revenue Growth Acceleration

- Leverage proven operational experience in the technology sector
- Existing customers: deepen penetration within 600+ customers[1]
- New logos:
  - Sales force investments
  - Channel partnerships
  - Sponsor relationships and networks, including Asia

Capital Markets

- Extensive understanding of capital markets
- Opportunity to access capital for growth in large addressable market
- Public market currency to pursue potential tuck-ins

Public Market Experience

- Investor communication as a business strategy
- Proper positioning:
  - Transparency
  - Focus on long-term growth and KPIs

(1) As of 12/31/2021

MariaDB

5

Proprietary & Confidential

SPONSOR VALUE CREATION STRATEGY Revenue Growth Capital Markets Public Market Acceleration Experience ● Leverage proven operational experience in the technology sector ● Extensive understanding of capital ● Investor communication as a markets business strategy ● Existing customers: deepen 1 penetration within 600+ customers ● Opportunity to access capital for ● Proper positioning: ● New logos: growth in large addressable market o Transparency o Sales force investments ● Public market currency to pursue o Channel partnerships potential tuck-ins o Focus on long-term growth and KPIs o Sponsor relationships and networks, including Asia (1) As of 12/31/2021 5 Proprietary & Confidential

TRANSACTION CADENCE ● $104mm equity bridge prior to the closing of the SPAC merger transaction ○ Closed on January 31, 2022 ● Angel Pond Holdings Corporation (NYSE: POND) and MariaDB signed a business combination agreement on January 31, 2022 nd 1 ○ Targeting a closing in 2 half of FY 2022 ○ Subject to shareholder approvals ○ Post-merger enterprise value of $672.1mm based on 14.2x FY 2022E revenue of ~$47.4mm ○ Existing shareholders at the time of the de-SPAC transaction closing are expected to retain ~64% of the pro forma equity th Note: Assumes USD:EUR conversion of 1.15:1.00; FYE is September 30 (1) Subject to regulatory approvals and other customary conditions 6 Proprietary & Confidential

TRANSACTION SUMMARY

Sources and Uses

Sources (\$)	
Cash Held in SPAC Trust[1]	$265.0
Equity Bridge Proceeds	104.0
PIPE Proceeds	18.2
Total Sources	**$387.2**

Uses (\$)	
Debt Repayment	$21.6
Cash to MariaDB Balance Sheet	316.7
Transaction Fees & Expenses	48.9
Total Uses	**$387.2**

Pro Forma Valuation

($mm other than share price)	Transaction
Share Price at Merger	$10.00
PF Shares Outstanding (mm)[2,3]	97.4
Equity value	**$973.6**
Debt Outstanding[4]	$17.3
Less: Cash on MariaDB Balance Sheet[5]	(318.8)
Enterprise Value	**$672.1**

FY 2022E Revenue	**$47.4**
Implied EV / FY 2022E Revenue	**14.2x**

Fiscal Year Ends September

7

TRANSACTION SUMMARY Sources and Uses Pro Forma Valuation ($mm other than share price) Transaction Sources ($) 1 Share Price at Merger $10.00 Cash Held in SPAC Trust $265.0 2,3 PF Shares Outstanding (mm) 97.4 Equity Bridge Proceeds 104.0 Equity value $973.6 PIPE Proceeds 18.2 4 Debt Outstanding $17.3 Total Sources $387.2 5 Less: Cash on MariaDB Balance Sheet (318.8) Uses ($) Enterprise Value $672.1 Debt Repayment $21.6 FY 2022E Revenue $47.4 Cash to MariaDB Balance Sheet 316.7 Fiscal Year Ends September Transaction Fees & Expenses 48.9 Implied EV / FY 2022E Revenue 14.2x Total Uses $387.2 Note: Assumes USD:EUR conversion of 1.15:1.00 (1) Assumes 0% redemption by Angel Pond stockholders. (2) Reflects 50.0mm shares (incl. vested options and vested warrants) held by existing shareholders, 12.3mm shares held by equity bridge investors, 26.6mm shares held by Angel Pond public shareholders, 6.6mm shares held by the sponsor and 1.9mm shares held by PIPE investors; assumes a 0% redemption by Angel Pond stockholders; excludes warrants. (3) The PF Shares Outstanding have been revised since the date the investor presentation was made available to reflect a $18.2mm PIPE investment (versus $50mm the prior draft) issued at $9.50 per share. The result was a 3.4mm decrease in PF Shares Outstanding (4) Assumes EIB Loan (Tranche 2) of €15.0mm remains outstanding. (5) Represents cash balance as of 11/1/2021, plus cash to MariaDB balance sheet in the transaction. 7

1 POST TRANSACTION OWNERSHIP PIPE Investors 3 2% Sponsor 7% Angel Pond public Shareholders 27% Existing Shareholders 2 51% Existing Shareholders at the Time of the de- SPAC Transaction 64% Equity Bridge Shareholders 2 13% (1) Reflects 62.3mm shares held by existing shareholders at the time of the de-SPAC transaction (including 50.0mm shares (incl. vested options and vested warrants)) held by existing shareholders prior to the equity bridge and PIPE investments and 12.3mm shares held by equity bridge investors), 26.6mm shares held by Angel Pond public shareholders, 6.6mm shares held by the sponsor and 1.9mm shares held by PIPE investors; assumes a 0% redemption by Angel Pond stockholders; excludes warrants. (2) Certain of the existing shareholders are also expected to be equity bridge investors. (3) PIPE Investors ownership has been revised since the date the investor presentation was made available to reflect a $18.2mm PIPE investment (versus $50mm the prior draft) issued at $9.50 per share. The result was a 3.4mm decrease in PF Shares Outstanding 8

COMPANY HIGHLIGHTS

MariaDB

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COMPANY HIGHLIGHTS 9 Proprietary & Confidential

VIDEO 10 Proprietary & Confidential

We Build the Database For All. Any Workload. Any Cloud. Any Scale. 11 Proprietary & Confidential

MARIADB PROFILE

Our Investors

Alibaba Cloud

California Technology Ventures LLC

OpenOcean

Runa Capital

SmartFin

servicenow

FY2021 ARR $40mm

40
30
20
10
0
FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21

Distinctions & Awards

195k+ Open Source contributions, the highest number in the industry

Voted database of the year 2013 – 2020, LinuxQuestions.org

New Cloud Offering MariaDB SkySQL:

MariaDB

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MARIADB PROFILE Our Investors FY2021 ARR $40mm Distinctions & Awards 40 World class relational database engineering team, including the original core MySQL team 195k+ Open Source contributions, the 30 highest number in the industry Voted database of the year 2013 – 2020, LinuxQuestions.org 20 New Cloud Offering MariaDB SkySQL: ● 20 Coolest Cloud Software Companies Of The 2021 Cloud 100, CRN 10 ● 2021 Technology of the Year Award winners, InfoWorld ● Best Cloud Database, DBTA 2021 Reader’s Choice Award 0 FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21 ● Google Cloud 2021 Customer Award Note: Assumes USD:EUR conversion of 1.15:1.00; FYE is September 30th 12 Proprietary & Confidential

INVESTMENT HIGHLIGHTS ü Attractive Industry Tailwinds with Large TAM ü Leading Relational Database Brand for Transactions and Analytics with Billions of Downloads ü At the Nexus of Open Source and Cloud ü Thriving Open Source Community Drives Viral Adoption ü Broad Platform for Monetization: Proprietary Enterprise Features and Cloud DB-as-a-Service (Hybrid and Multi-Cloud) ü Diversified and Sticky Blue-Chip Customer Base with Proven Expansion ü Multiple Vectors for Growth Acceleration 13 Proprietary & Confidential

RELATIONAL DATABASES RUN THE DATA-DRIVEN WORLD

eCommerce

Payment

Banking

BANKING

Relational
Databases

Large Ecosystem

70%+
of Total Database Market[1]

Telecom

Gaming

SaaS

CRM

MariaDB

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RELATIONAL DATABASES RUN THE DATA-DRIVEN WORLD eCommerce Telecom Relational Databases Payment Gaming Banking SaaS Large Ecosystem 70%+ 1 of Total Database Market (1) Source: IDC, “Worldwide Database Management Systems Software Forecast, 2021-2025”, #US48224421, September 2021 14 Proprietary & Confidential

A LARGE MARKET WITH SIGNIFICANT "CLOUDWINDS"

The Large Relational Database Market…

($bn)
CAGR: 10%
$40
$64
2020
2025

…Accelerating to the Cloud

25%
CAGR: 27%
52%
2020
2025
Cloud Market
$ 10bn
$ 33bn

MariaDB

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A LARGE MARKET WITH SIGNIFICANT “CLOUDWINDS” The Large Relational Database Market… …Accelerating to the Cloud ($bn) $64 $40 52% 25% 2020 2025 2020 2025 Cloud $ 10bn $ 33bn Market Source: IDC , “Worldwide Database Management Systems Software Market Shares, 2020: The Enterprise Journey to the Cloud”, #US48179521, August 2021 15 Proprietary & Confidential

EXISTING SOLUTIONS ARE RIPE FOR DISRUPTION

Legacy		Outdated
		Complex
		Expensive
		No Developer Appeal

MariaDB

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EXISTING SOLUTIONS ARE RIPE FOR DISRUPTION Outdated Complex Legacy Expensive No Developer Appeal 16 Proprietary & Confidential

MARIADB: AT THE NEXUS OF OPEN SOURCE AND CLOUD

MariaDB
Open Source
Cloud
Developer Evangelism
Continued Innovation
Scalable
Lower Cost

MariaDB
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MARIADB: AT THE NEXUS OF OPEN SOURCE AND CLOUD Developer Continued Scalable Lower Cost Evangelism Innovation 17 Proprietary & Confidential

ESTABLISHED ALL THE KEY ELEMENTS OF SUCCESS

Drive Adoption			Acquisitions	Innovation & Monetization	
Incorporated MariaDB	Changed Business Model	Replaced MySQL in Distributions	Acquired Clustrix	Launched MariaDB Enterprise	Launched SkySQL
2014	**2015**	**2017**	**2018**	**2019**	**2020**

MariaDB

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ESTABLISHED ALL THE KEY ELEMENTS OF SUCCESS Drive Adoption Acquisitions Innovation & Monetization Launched Incorporated Changed Replaced MySQL Acquired Launched MariaDB MariaDB Business Model in Distributions Clustrix SkySQL Enterprise 2014 2015 2017 2018 2019 2020 18 Proprietary & Confidential

THE COMPLETE DATABASE PLATFORM

MariaDB Enterprise

Support
24 x 7 Tiered
30min SLA
Consultative

- Patches, Security Updates
- Training, Certification
- Customer Success Managers

Transactional
- Distributed SQL
- Full Elasticity (↑↓)
- Read/Write Scale

JSON/Document
- Dev Friendly
- No-SQL Listener
- Flexible

HTAP
- Operational Analytics
- Data Consistency
- No ETL

Analytics
- Real Time Analysis
- Billions of Rows
- Compute | Storage

License
Open Source
GPL,
Proprietary

- Indemnification
- Warranty
- Limitation of Liability

SkyDBA
Fractional DBA

Automation
Backups, upgrades, patches, disk resizing, addition of replicas

Monitoring as a Service

Multi-cloud
aws
Google Cloud

Uptime
SLAs up to 99.995%

MariaDB SkySQL

MariaDB

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THE COMPLETE DATABASE PLATFORM MariaDB Enterprise Support Transactional JSON/Document HTAP Analytics License 24 x 7 Tiered Open Source 30min SLA GPL, Consultative Proprietary Patches, Security Indemnification Updates Distributed SQL Dev Friendly Operational Analytics Real Time Analysis Training, Full Elasticity (↑↓) No-SQL Listener Data Consistency Billions of Rows Warranty Certification Read/Write Scale Flexible No ETL Compute | Storage Customer Limitation of Success Liability Managers SkyDBA Automation Multi-cloud Uptime Fractional Backups, upgrades, SLAs up to DBA patches, disk resizing, 99.995% addition of replicas Monitoring as a Service MariaDB SkySQL 19 Proprietary & Confidential

PRODUCT PORTFOLIO MariaDB Enterprise Platform for Transactions and Analytics ● Enterprise-only features, including MariaDB Enterprise Server, Distributed SQL product Xpand MariaDB Enterprise ● Annual subscription pricing based on vCPU or node ● Full 24x7 support, not only break-fix, but consultative (how-to) ● Expanded levels of support (RDBA/EA) Cloud Offering (based on MariaDB Enterprise Platform) ● SkySQL is a cloud database fully managed and maintained by MariaDB SkySQL ● Engineered for multi-cloud support, can also manage on-prem databases ● Pay-as-you-go pricing with discount for annual and multi-year commitments ● SkyDBA offering of “fractional” Database Administrators (DBAs) 20 Proprietary & Confidential

HIGHLY EFFICIENT BUSINESS MODEL

Community
75%
Fortune 500
1bn+
Downloads
2.5bn+
Linux distro
SkySQL
MariaDB
Enterprise

Thriving Open Source Community

- Creates "Top of the Funnel"

Propriety Enterprise Features

- Subscription revenue model

Cloud DB as a Service

MariaDB

21

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HIGHLY EFFICIENT BUSINESS MODEL Community 75% 1bn+ 2.5bn+ Thriving Open Fortune 500 Downloads Linux distro Source Community ● Creates “Top of the Funnel” SkySQL MariaDB Cloud DB as a Service Propriety Enterprise Enterprise Features ● Strong secular growth MariaDB Enterprise product fully managed in the ● Subscription revenue model Cloud. High growth, sticky “pay-for-use model” 21 Proprietary & Confidential

OUR COMPETITIVE ADVANTAGE

Open Source

- Vibrant community
- Ubiquitous

Distributed SQL

- Massive scale and high availability
- Full elasticity

Multi-cloud

- For independence and uptime
- Hybrid support (on-prem/public cloud)

Low TCO

- Up to 90% savings
- Fully managed / automated in the cloud with expert support

MariaDB

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OUR COMPETITIVE ADVANTAGE Open Source Distributed SQL Multi-cloud Low TCO ● Vibrant community ● Massive scale and high ● For independence and ● Up to 90% savings availability uptime ● Ubiquitous ● Fully managed / ● Full elasticity ● Hybrid support (on- automated in the cloud prem/public cloud) with expert support 22 Proprietary & Confidential

HIGH ROI – RAPID TIME TO VALUE Customers save up to 90% of their operational database cost 3 Year Total Cost of Ownership $946,200 For one node (2 sockets, 12 core each) ● Oracle costs approximately 33x more ● Organizations can save close to $1 million $28,800 Company analysis based on: Oracle Pricelist, Oracle “Processor Definition”, MariaDB Enterprise node pricing of $9,600 per year 23 Proprietary & Confidential

COMPETITIVE LANDSCAPE

Multi-Cloud
MariaDB
Hyperscalers
aws
Google Cloud
Microsoft Azure
Legacy
ORACLE
IBM
Multi-Workload (single DB)

MariaDB
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COMPETITIVE LANDSCAPE Hyperscalers Legacy Multi-Workload (single DB) 24 Proprietary & Confidential Multi-Cloud

SOURCES OF OPPORTUNITY

Customer Examples	Where Customers Come From	Reasons for Migrating
Specsavers	**Open Source** • MariaDB Community • Oracle MySQL • Postgres	• Support & HA • Next Generation • OLTP & OLAP Scale
SELECTQUOTE	**Legacy** • Oracle Enterprise • Sybase • IBM db2 • MS SQL Server	• Cost • Complexity • EOL • Proprietary
campusCloud SERVICES	**Cloud** • Aurora • Cloud SQL • MariaDB RDS, Rackspace	• Cost & Downtime • OLTP & OLAP Scale • Support & HA

MariaDB

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SOURCES OF OPPORTUNITY Customer Examples Where Customers Come From Reasons for Migrating Open Source ● Support & HA ● MariaDB Community ● Next Generation ● Oracle MySQL ● OLTP & OLAP Scale ● Postgres Legacy ● Cost ● Oracle Enterprise ● Complexity ● Sybase ● EOL ● IBM db2 ● Proprietary ● MS SQL Server Cloud ● Cost & Downtime ● Aurora ● OLTP & OLAP Scale ● Cloud SQL ● Support & HA ● MariaDB RDS, Rackspace 25 Proprietary & Confidential

STICKY BLUE-CHIP CUSTOMER BASE

600+ Customers[1]

CDS Global — A Hearst Company
InfoArmor — an Allstate company
CommunityChoice Financial
pixid
servicenow

SelectQuote
DBS
digicert
bandwidth
Quotient

auto europe
O2 Telefónica
SAMSUNG
vpay
cardstream

Oppenheimer
SpendHQ
ingenico
NOKIA
Copart

(1) As of 12/31/2021

MariaDB

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STICKY BLUE-CHIP CUSTOMER BASE 1 600+ Customers (1) As of 12/31/2021 26 Proprietary & Confidential

MARIADB ENTERPRISE USE CASES

DBS

- Leaving Oracle Enterprise and IBM db2
- Transactional & analytical database usage
- $4.1mm net savings, reduced downtime
- Competition: Legacy

Leading US Telecommunications Provider

- Global management of Samsung and CASA Femtocell devices for cell area coverage extension
- Leaving MySQL and legacy databases
- Transactional database
- Competition: Open source alternatives

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MARIADB ENTERPRISE USE CASES Leading US Telecommunications Provider ● Leaving Oracle Enterprise and IBM db2 ● Global management of Samsung and CASA Femtocell devices for cell area coverage extension ● Transactional & analytical database usage ● Leaving MySQL and legacy databases ● $4.1mm net savings, reduced downtime ● Transactional database ● Competition: Legacy ● Competition: Open source alternatives 27 Proprietary & Confidential

SKYSQL USE CASES

Fortune 500 Financial Services Company

- Management of more than $2 trillion in assets
- Leaving mainframe for Xpand
- Transactional database
- Competition: Postgres, IBM db2

Telefónica O2

MariaDB

28

Proprietary & Confidential

SKYSQL USE CASES Fortune 500 Financial Services Company ● Management of more than $2 trillion in assets ● Management of all UK wi-fi access points ● Leaving mainframe for Xpand ● MariaDB lift and shift to SkySQL Power ● Transactional database ● Transactional database ● Competition: Postgres, IBM db2 ● Competition: Google Cloud SQL 28 Proprietary & Confidential

SKYSQL MID-MARKET USE CASES

Enterprise Payment Solution Provider

whitebox

MariaDB

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SKYSQL MID-MARKET USE CASES Enterprise Payment Solution Provider ● Leaving on-prem for SkySQL Power ● Community to SkySQL Power ● Transactional database ● Transactional database, analytics (Future) ● Competition: AWS RDS ● Competition: AWS RDS 29 Proprietary & Confidential

CONTINUED EXPANSION ACROSS COHORTS

ARR ($ in millions)
8
6
4
2
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21
Top Consumer Electronics
Secure API Messaging
Top 10 Telco
Top 10 Telco
DE Gov
Top 5 Cloud
Top 10 Telco
Top 5 Retail
Top 5 SaaS
Top SE Asia Bank

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CONTINUED EXPANSION ACROSS COHORTS ARR ($ in millions) ARR Expansion for Customers > $500k ARR (at FY End) 30 Proprietary & Confidential

GO-TO-MARKET FOCUS

Frictionless

Leverage SkySQL to monetize Open Source users

Developers

Expand Developer following by evangelizing new features (NoSQL, migration tools, compatibility)

Cloud Expansion

Add regional clouds and adjacent offerings like geo-spatial Data as a Service

MariaDB
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GO-TO-MARKET FOCUS Cloud Frictionless Developers Expansion Leverage SkySQL Expand Developer following Add regional clouds to monetize Open by evangelizing new and adjacent offerings Source users features (NoSQL, migration like geo-spatial Data tools, compatibility) as a Service 31 Proprietary & Confidential

GROWTH DRIVERS

Expand Direct Sales Team
3x team
Net new expansion
Establish Partner/ Channel Network
Increase coverage
Shorter cycles
Network effect
Enter New Markets
Asia expansion
Untapped economies
Improve Functionality
Add MS Azure
Analytics across Clouds
Strategic M&A
Adjacent solutions
E.g. Geospatial

MariaDB

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GROWTH DRIVERS Strategic M&A Adjacent solutions E.g. Geospatial Improve Functionality Add MS Azure Enter New Analytics across Clouds Markets Establish Partner/ Asia expansion Untapped economies Expand Direct Channel Network Sales Team Increase coverage 3x team Shorter cycles Net new expansion Network effect 32 Proprietary & Confidential

EXPERIENCED LEADERSHIP TEAM

Michael Howard
Chief Executive Officer

ORACLE
C9
OUTERBAY TECHNOLOGIES
INGRIAN NETWORKS

Amir Ameri
Chief Financial Officer

COLLABNET VERSIONONE
precise
energyconnect

Jon Bakke
Chief Revenue Officer

ORACLE
MarkLogic

Franz Aman
Chief Marketing Officer

Informatica
SAP
BusinessObjects
bea Think liquid
Sun microsystems

Jags Ramnarayan
Chief Product Officer

vmware
Pivotal
SNAPPYDATA

MariaDB

Proprietary & Confidential

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EXPERIENCED LEADERSHIP TEAM Michael Howard Amir Ameri Jon Bakke Franz Aman Jags Ramnarayan Chief Executive Officer Chief Financial Officer Chief Revenue Officer Chief Marketing Officer Chief Product Officer 33 Proprietary & Confidential

FINANCIAL HIGHLIGHTS

34

Proprietary & Confidential

FINANCIAL HIGHLIGHTS 34 Proprietary & Confidential

FINANCIAL HIGHLIGHTS

Scaling ARR with Sustainable Growth

$40mm

Total ARR
2021

>$100mm

Projected Total
ARR in FY24[1]

Outstanding Retention Metrics[2]

120%+

Net Retention[3]
2021

90%+

Gross Retention[4]
2021

Strong Base of High ARR Customers

96

Customers with
>$100k ARR

10

Customers with
>$500k ARR

Proprietary & Confidential

MariaDB

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FINANCIAL HIGHLIGHTS Scaling ARR with Outstanding Strong Base of High 2 Sustainable Growth Retention Metrics ARR Customers $40mm 120%+ 96 3 Total ARR Net Retention Customers with 2021 2021 >$100k ARR >$100mm 90%+ 10 4 Projected Total Gross Retention Customers with 1 ARR in FY24 2021 >$500k ARR th Note: Assumes USD:EUR conversion of 1.15:1.00; FYE is September 30 (1) Based on forecast assumptions described on the Forecast Assumptions and Glossary page. (2) Includes MariaDB Enterprise and SkySQL products; excludes Community product due to MariaDB’s primary commercial focus on the enterprise oriented MariaDB Enterprise and SkySQL products (3) Calculated as 1 + (Net Churn / Beginning Period ARR); Net Churn equal to Gross Churn plus Expansion. (4) Calculated as 1 + (Gross Churn / Beginning Period ARR). 35 Proprietary & Confidential

ARR GROWTH 1 Total ARR is expected to achieve a ARR FY20A – FY23P ($ in millions) 33% CAGR for FY20A-FY23P driven by the following: $72 • SkySQL and MariaDB Enterprise achieved ARR growth $53 of 250% and 46%, respectively, in FY21A $40 $31 • On a combined basis MariaDB Enterprise and SkySQL ARR are expected to grow ~54% in FY22, and ~2.3x by FY23 FY20A FY21A FY22P FY23P Note: Assumes USD:EUR conversion of 1.15:1.00 Note: FYE is September 30th (1) ARR in the chart includes SkySQL, MariaDB Enterprise and Community Subscription 36 Proprietary & Confidential

REVENUE GROWTH

CAGR: 31%1
$31
$35
$47
$64
$26
$32
$44
$59
$4
$3
$4
$5
FY20A
FY21A
FY22P
FY23P
Product Subscription (SkySQL, Enterprise, Community)
Services & Other

Proprietary & Confidential
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REVENUE GROWTH • FY21A Product Subscription Revenue Detail FY20A – FY23P ($ in millions) Revenue is expected to grow ~39% in FY22, and ~1.9x by $64 FY23 • Services contribute ~10% of $47 revenue, they are revenue $35 enablers not revenue drivers $31 $59 $44 $32 $26 $4 $5 $3 $4 FY20A FY21A FY22P FY23P Product Subscription (SkySQL, Enterprise, Community) Services & Other Note: Assumes USD:EUR conversion of 1.15:1.00 th Note: FYE is September 30 (1) Represents FY20-FY23 CAGR for Product Subscription (excludes Services & Other). 37 Proprietary & Confidential

GROWTH OF HIGH ARR CUSTOMERS

High ARR Customers FY20A – FY21A
32% Growth
86
65
67% Growth
6
10
>$500k ARR
$100k to $500k ARR
FY 2020
FY 2021

MariaDB

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GROWTH OF HIGH ARR CUSTOMERS • 66% increase in customers High ARR Customers FY20A – FY21A above $500k ARR from FY20 to FY21 86 • 32% increase in customers 65 above $100k and below $500k ARR from FY20 to FY21 • Key drivers are product maturity and market fit, sales maturity and a proven expansion sales 10 6 practice >$500k ARR >$100k to $500k ARR FY 2020 FY 2021 38 Proprietary & Confidential

INCOME STATEMENT DETAIL

($ in millions)

	FY20A	FY21A	FY22P	FY23P
Total ARR	**$30.6**	**$40.3**	**$53.4**	**$72.3**
Growth %	*18%*	*31%*	*33%*	*35%*
Revenue:				
Product Subscription	$26.4	$31.5	$43.7	$58.9
Services & Other	4.3	3.2	3.7	4.6
Total Revenue	**$30.7**	**$34.7**	**$47.4**	**$63.5**
Growth %	*18%*	*13%*	*37%*	*34%*
Gross Profit	**$22.4**	**$25.4**	**$34.1**	**$44.4**
Gross Margin %	*73%*	*73%*	*72%*	*70%*
Sales & Marketing	$18.3	$18.1	$30.2	$39.2
Engineering	15.9	24.8	37.2	39.2
Other G&A	8.6	9.0	9.9	10.7
Total Operating Expenses (Incl. D&A)	**$42.8**	**$52.0**	**$77.3**	**$89.1**
Sales & Marketing % of Revenue	*60%*	*52%*	*64%*	*62%*
Engineering % of Revenue	*52%*	*71%*	*78%*	*62%*
Other G&A % of Revenue	*28%*	*26%*	*21%*	*17%*
Total Operating Expenses % of Revenue	***140%***	***150%***	***163%***	***140%***
Operating Income [1]	**($20.4)**	**($26.6)**	**($43.2)**	**($44.7)**

- Revenue closely tracks to ARR growth
- Meaningful reduction in operating expenses as a percent of revenue beginning in FY23 driven by sales and engineering efficiencies
- Temporary gross margin contraction while SkySQL gains scale before returning to normalized levels
- The Company projects >$100mm of ARR beginning in FY24
- ARR Growth in the medium-term is projected to continue at a pace consistent with FY21-FY23

MariaDB

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INCOME STATEMENT DETAIL ($ in millions) FY20A FY21A FY22P FY23P • Revenue closely tracks to ARR growth Total ARR $30.6 $40.3 $53.4 $72.3 Growth % 18% 31% 33% 35% • Meaningful reduction in operating expenses as a percent of revenue Revenue: Product Subscription $26.4 $31.5 $43.7 $58.9 beginning in FY23 driven by sales and Services & Other 4.3 3.2 3.7 4.6 engineering efficiencies Total Revenue $30.7 $34.7 $47.4 $63.5 Growth % 18% 13% 37% 34% • Temporary gross margin contraction while Gross Profit $22.4 $25.4 $34.1 $44.4 SkySQL gains scale before returning to Gross Margin % 73% 73% 72% 70% normalized levels Sales & Marketing $18.3 $18.1 $30.2 $39.2 Engineering 15.9 24.8 37.2 39.2 • The Company projects >$100mm of ARR Other G&A 8.6 9.0 9.9 10.7 beginning in FY24 Total Operating Expenses (Incl. D&A) $42.8 $52.0 $77.3 $89.1 Sales & Marketing % of Revenue 60% 52% 64% 62% • ARR Growth in the medium-term is Engineering % of Revenue 52% 71% 78% 62% projected to continue at a pace consistent Other G&A % of Revenue 28% 26% 21% 17% with FY21-FY23 Total Operating Expenses % of Revenue 140% 150% 163% 140% 1 Operating Income ($20.4) ($26.6) ($43.2) ($44.7) Note: Assumes USD:EUR conversion of 1.15:1.00 th Note: FYE is September 30 (1) Calculated as Gross Profit less Total Operating Expenses (Incl. Depreciation & Amortization). 39 Proprietary & Confidential

Ocean of Possibilities

MariaDB

Proprietary & Confidential

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Ocean of Possibilities 40 P Pr ro op pr riet ieta ar ry y & & C Co on nffide iden nttial ial

THANK YOU

MariaDB

41

Proprietary & Confidential

41 Proprietary & Confidential

APPENDIX 42 Proprietary & Confidential

FORECAST ASSUMPTIONS

Presentation of Financials

Forecast Assumptions

- The drivers behind Revenue and ARR forecast include:
  - Historical trends
  - Contract renewals
  - Churn
  - Expansion
  - Existing pipeline
  - Longer than annual period contracts locked-in
  - Internal sales attainment targets/goals/quotas
  - Specific business market/industry segment growth
  - Changes in the competitive environment
  - MariaDB's slice of the respective business market
  - Upside & downside analysis, along with realistic goal adjustments

MariaDB

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FORECAST ASSUMPTIONS Presentation of Financials Forecast Assumptions • Financials are presented based on IFRS standards • The drivers behind Revenue and ARR forecast include: • ARR vs. Recognized Revenue ○ Historical trends ○ ARR is a snapshot statistic at a given point in time ○ Contract renewals ○ Revenue is a cumulative total of monthly recognized revenues ○ Churn during the year ○ Expansion ○ Revenue contains time and material consulting revenue that is ○ Existing pipeline excluded from ARR ○ Longer than annual period contracts locked-in ○ Recognized revenue is the month’s earned revenue, which in ○ Internal sales attainment targets/goals/quotas case of subscription and support business is recognized ○ Specific business market/industry segment growth ratably (i.e., the signed subscription & support contract ○ Changes in the competitive environment value/contract period) ○ MariaDB’s slice of the respective business market ○ E.g., FY 21A cumulative revenue is lower than Sep-21A ARR, ○ Upside & downside analysis, along with realistic goal because recognized revenue is trailing twelve months, which adjustments were lower than the last month of the FY 21A ARR (the latter- based on contracts that exist as of Sep-21A) and because MDB’s business is growing and is in an upward trajectory 43 Proprietary & Confidential

GLOSSARY OF TERMS Term Definition • The Company calculates ARR by taking the monthly recurring revenue (“MRR”) multiplied by 12 months (annualized) • MRR represents monthly revenue from customer subscription contracts and is calculated by taking the beginning of the month MRR, plus MRR gained from new customers for the month, plus MRR change from the upgrading and downgrading of business from existing customers for the month, plus MRR churn for the month Annual Recurring • MRR and ARR exclude revenue from non-fixed sum contract sources (e.g. time and material consulting services) Revenue (“ARR”) • Given the renewable nature of our business, we view ARR as an important indicator of our financial performance and operating results, and we believe it is a useful metric for internal planning and analysis. ARR does not have a standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. ARR should be viewed independently of revenue and is not intended to be combined with or to replace that item Compounded Annual • Average rate of growth over a period of time Growth Rate (“CAGR”) Churn • Churn refers to a reduction of ARR that was present on day 1 of a fiscal period and DECREASES during the period Logos • Logos refers to clients and new logos means new clients • The company’s open source software is code that is designed to be publicly accessible—anyone can see, modify, and distribute the code as Open Source they see fit MM • Millions; generally referring to dollars or shares TCO • Total Cost of Ownership, typically calculated over a timeframe, inclusive of license and support or a subscription including support SQL • Structured Query Language, computer language to store, manipulate or access data in a relational database RDBA / EA • Remote Database Administrator / Enterprise Architect 44 Proprietary & Confidential

RISK FACTORS SUMMARY Investing in any of the Proposed Transactions relating to this presentation involves a high degree of risk. Below is a summary of certain factors that make an investment in any Proposed Transaction speculative and risky. Additional discussion of risks and uncertainties summarized in this risk factors summary, and other risks and uncertainties relevant to a transaction, should be reviewed as described in the “Disclaimers, Forward-Looking Statements and Cautionary Language” section of this presentation, as well as proxy statement/prospectus filed in connection with the Proposed Business Combination. • MariaDB’s limited operating history makes it difficult to predict our future results of operations. • MariaDB has a history of losses and we may not achieve or maintain profitability in the future. • MariaDB’s financial projections rely in part on assumptions about customer demand based on ongoing relationships and indications from current and prospective customers, among other factors. Our failure to secure that projected business could have an adverse impact on our financial results and condition and could cause our actual results to be materially different from those projected. Our projections rely on numerous other assumptions and factors that may be inaccurate or become inaccurate and that could cause our financial results and condition to materially differ from those projected. • MariaDB will require additional capital to support our future growth, and such capital may not be available on terms that are acceptable or at all. • The market for our products and services is evolving and its potential growth may be constrained by prospective customers’ significant existing investments in other third-party relationships (including in the database solutions of their current providers). • Our success is highly dependent on our ability to penetrate the existing market for database products, as well as the growth and expansion of the market for database products notably cloud-based products. • If we fail to continue to grow and to effectively manage our growth, we may be unable to successfully execute our business plan, increase revenue, improve our financial results, maintain high levels of service, or adequately address competitive challenges. • The database software market is highly competitive, and MariaDB faces significant competition from larger, better-capitalized companies, including traditional relational database providers such as IBM, Microsoft and Oracle, cloud providers with database functionalities such as Amazon Web Services, Microsoft Azure and Google Cloud Platform, and non-relational database software providers. MariaDB could lose market share to these providers of products and services that can be substituted for our products and services. • If we are not able to maintain and enhance the MariaDB brand, especially among developers and outside of the open-source community, our business and results of operations may be adversely affected. • Technological changes, the introduction of new or enhanced products and services by our competitors, and pricing pressures may negatively impact demand for our products and services, as well as our financial performance, including our margin. • The loss of one or more of our significant customers or a significant reduction of business with such customers could materially affect our financial results and condition, as well as our business generally. • If we fail to cost-effectively acquire new customers and retain and expand our relationships with existing customers through renewals and upgrades, we may fail to increase our revenues enough to achieve profitability. • Our sales cycles may become longer and unpredictable, and our sales efforts require considerable time and expense. • Because we offer the open-source MariaDB Community Server as a free-to-download product, our ability to monetize and protect intellectual property rights for our products and services may be negatively impacted. • Because our ability to attract new and retain existing customers depends on our success at enhancing and improving our products and services in response to changing customer needs, technologies and regulations, a failure to continue to innovate would adversely affect our growth and profitability. • We have invested significantly in our MariaDB products and services, including our cloud offering, SkySQL, and our MariaDB Enterprise product offerings, and if any of these were to fail to achieve broader market adoption our business, results of operations and financial condition could be harmed. • Incorrect or improper implementation or use of our software could result in customer dissatisfaction and harm our business, results of operations, financial condition and growth prospects. • We rely upon third-party cloud providers to host our cloud offering; any disruption of or interference with our use of third-party cloud providers would adversely affect our business, results of operations and financial condition. • Our expected scale-up will result in a significant increase in the costs of cloud capacity, which could adversely affect our growth and profitability. Proprietary & Confidential 45

RISK FACTORS SUMMARY (cont’d) • Without significant investments in our sales and marketing organizations and improvements in sales and marketing programs, we may be unable to add new customers or increase sales to existing customers at a level needed to achieve our growth expectations. • We may require significant additional capital investment into research and development, including in the area of intellectual property and other proprietary technology, the failure of which to secure could adversely impact our business. • Our success depends on our ability to expand and enhance our workforce to support future growth, and our inability to attract and retain employees in key areas such as software development, sales and marketing, and customer support would adversely affect our growth prospects and results of operations. • Real or perceived errors, bugs or other problems with our products and services (including data loss or failure to meet our contractual obligations) may adversely affect our relationship with existing customers and deter prospective customers, require us to expend significant resources and expenses to address the problems, and impede market acceptance of our products and services. • If we fail to offer high quality support, for example with our remote database administration services, our business and reputation could suffer. • Our business could suffer disruptions, outages, defects, and other performance and quality problems due to issues with public platforms, the public cloud and internet infrastructure on which our products and services rely, which could negatively affect our business. • Because database products and services such as those we offer are often used to collect and store personal information, domestic and international privacy concerns, including complex and onerous regulatory requirements (such as HIPAA and GDPR), could result in additional costs and liabilities or inhibit sales of our products and services. • If our security measures, or those of our third-party providers, are breached or unauthorized access to personal information or other private or proprietary data is otherwise obtained, our software may be perceived as not being secure, customers may reduce or terminate their use of our products and services, and we may face litigation, regulatory investigations, significant liability and reputational damage. • Unfavorable conditions in our industry or the global economy or reductions in information technology spending could limit our ability to grow our business and negatively affect our results of operations. • Economic and other disruptions from the global COVID-19 pandemic and its fallout may cause delays in our sales cycles, decrease sales to new customers, and reduce upselling and cross-selling to existing customers. • We may need to incur substantial costs to protect or defend our intellectual property rights, and any failure to adequately protect our intellectual property could reduce the value and attractiveness of our products and services. • The Proposed Business Combination transaction between MariaDB and Angel Pond is subject to significant risks and uncertainties, including the uncertainty that MariaDB will be able to agree with Angel Pond on definitive terms for the transaction, the risk that MariaDB’s or Angel Pond’s shareholders may not approve the transaction, and the risk that other conditions to closing (including required governmental, exchange and other approvals) may not be satisfied or waived, any of which could significantly affect an investment in MariaDB or Angel Pond. • Even if MariaDB and Angel Pond agree on definitive terms for the Proposed Business Combination and the transaction receives all applicable approvals, the exercise of redemption rights by Angel Pond’s public shareholders may result in the failure of the transaction to close, or even if the transaction does close, such redemption could cause the combined company to be undercapitalized. • If the benefits of the Proposed Business Combination between MariaDB and Angel Pond do not meet expectations of investors or securities analysts, the market price of a combined company may decline, potentially significantly. • The costs relating to the transactions will be significant and there will be increased expenses and administrative burdens of being a public combined company, all of which could have a material impact on the business and the financial condition and results of the public combined company. • The unaudited financial information included in this presentation may not be indicative of what MariaDB’s actual financial results or condition has been or will be. • The requirements of being a public company may strain our resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from being a public company may be greater than we anticipate. • As a private company, we have not been required to document and test our internal controls over financial reporting nor has our management been required to certify the effectiveness of our internal controls and our auditors have not been required to opine on the effectiveness of our internal control over financial reporting. Failure to maintain adequate financial, information technology and management processes and controls could impair our ability to comply with the financial reporting and internal controls requirements for publicly traded companies, which could lead to errors in our financial reporting and adversely affect our business. Proprietary & Confidential 46